Form 20-F
period 2020-12-31
InMode Ltd.
filed 2021-02-10
CIK 1742692

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,783,7771 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

____________________
1 The above number of Ordinary Shares outstanding does not include a total of 393,441 Ordinary Shares held at December 31, 2020, as treasury shares, all of which were repurchased by InMode Ltd.

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

•

references to the “SEC” are to the U.S. Securities and Exchange Commission; and

•

references to “U.S. GAAP” are to U.S. generally accepted accounting principles.

Forward-Looking Statements

The sections entitled “Item 3D. Key Information-Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Unless otherwise indicated in this Annual Report on Form 20-F, the basis for any statements regarding our competitive position is based on our own assessment and knowledge of the market in which we operate.

These forward-looking statements include, among other things, statements about:

•

the impacts of the current COVID-19 pandemic on our continuing operations, development plans, financial forecasts and expectations, and other matters related to our business and operations;

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

•

our assessment of the impact to us of any third-party litigation claiming patent infringement; and

•

our assessment of the time and cost of our loss of emerging growth company status and our compliance with the more stringent reporting requirements applicable to “accelerated filers,” including complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in the section entitled “Item 3D. Key Information—Risk Factors”, that could cause actual results or events to differ materially from the forward-looking statements that we make. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s reports made on Form 6-K, which are periodically filed with or furnished to the SEC.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.Selected Financial Data

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for the Company should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirely thereby. Except as otherwise indicated, all share amounts, per share amounts and related information in this Annual Report on Form 20-F have been adjusted retroactively for a 1-for-1.789 stock split of our ordinary shares by way of an issuance of bonus shares, which we refer to as the “Stock Split,” that was effected on July 24, 2019.

The historical results are not necessarily indicative of the results to be expected for any future periods. Our consolidated financial statements have been prepared in accordance U.S. GAAP.

The selected consolidated statements of income data for the fiscal years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

Moreover, the selected consolidated statements of income data for the fiscal years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited financial statements not included in this Annual Report.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Revenues	$206,107	$156,361	$100,162	$53,456	$23,082
Cost of revenues	30,849	20,238	15,057	9,053	5,653
Gross profit	175,258	136,123	85,105	44,403	17,429
Operating expenses:
Research and development	9,467	5,699	4,180	2,575	2,456
Sales and marketing	86,532	66,848	44,622	28,514	11,254
General and administrative	6,418	3,958	4,814	4,364	3,050
Legal settlements and loss contingencies	-	-	8,000	-	-
Total operating expenses	102,417	76,505	61,616	35,453	16,760
Income from operations	$72,841	$59,618	$23,489	$8,950	$669
Finance income, net	3,291	2,423	136	849	4
Income before taxes	$76,132	$62,041	$23,625	$9,799	$673
Income taxes	1,107	883	1,260	980	337
Net income	$75,025	$61,158	$22,365	$8,819	$336
Add: Loss (net income) attributable to non-controlling interests	5	(13)	6	-	-
Net income attributable to Inmode Ltd.	$75,030	$61,145	$22,371	$8,819	$336
Net income per share:
Basic	$2.08	$2.09	$0.82	$0.29	$0.01
Diluted	$1.78	$1.60	$0.62	$0.26	$0.01
Weighted average number of shares outstanding used in computation of net income per share:
Basic	36,057,182	29,231,476	26,613,942	26,283,548	26,203,192
Diluted	42,092,299	38,058,625	35,006,644	29,669,922	26,286,372

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$68,938	$44,727	$24,721	$17,593	$6,696
Working capital	254,561	180,714	48,335	23,694	6,933
Total assets	295,761	218,385	81,056	39,442	16,488
Total liabilities	40,286	38,582	34,193	16,923	7,384
Redeemable non-controlling interests	-	-	2,187	3,066	183
Retained earnings	169,016	93,986	32,971	10,819	3,154
Non-controlling interests	1,512	3,737	1,413	-	-
Total shareholders’ equity	255,475	179,803	44,676	19,453	8,921

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the SEC, including the following risk factors which we face and that are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may have similar adverse effects on us. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report on Form 20-F and our other SEC filings. See “Forward-Looking Statements” above.

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this annual report. These risks include, but are not limited to, the following:

•

our success depends upon market acceptance of our products;

•

if there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could decline, resulting in unfavorable operating results;

•

the success and continued development of our products depends, in part, upon maintaining strong relationships with physicians and other healthcare professionals;

•

we rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability;

•

the failure to attract and retain key personnel could adversely affect our business;

•

if we do not continue to develop and commercialize new products and identify new markets for our products and technologies, we may not remain competitive or expand beyond our traditional customer base, and our revenues and operating results could suffer;

•

product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates;

•

our products and operations are subject to extensive and continuing regulatory compliance obligations in the United States and other countries, and failure to meet those obligations could adversely harm our business;

•

we outsource almost all of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products on time;

•

if we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology;

•

third parties have commenced and may in the future commence litigation against us claiming that our products infringe upon their patents or other intellectual property rights;

•

if we fail to obtain and maintain necessary FDA clearances for our products, if clearances for future products and proposed indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed;

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. domestic public companies, which may limit the information available to holders of our ordinary shares; and

•

we may become subject to the requirements of the Investment Company Act of 1940, or the 1940 Act, which would limit our business operations and require us to spend significant resources to comply with such act.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products.

We design, develop, manufacture and commercialize innovative minimally and non-invasive surgical/medical products. We have developed products that apply our minimally-invasive technology in plastic surgery, dermatology, gynecology and ophthalmology. We were established in 2008 and have expanded our product offerings to include nine product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, Evolve, Evoke and Morpheus8. We introduced two additional product platforms in 2020 (the Evoke and Morpheus 8). If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology by user doctors. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, doctors’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products, and that we will be able to identify new markets for our existing technologies.

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

•

expand our customer base to include non-traditional customers, such as ear, nose and throat physicians, or ENTs, ophthalmologists, general practitioners and aesthetic clinicians;

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

In addition, the surgical aesthetic solutions market is highly competitive and dynamic and marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

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

Major public health issues, and specifically the pandemic caused by the spread of COVID-19, could have an adverse impact on our financial condition and results of operations and other aspects of our business.

The outbreak of COVID-19 has evolved into a global pandemic. The extent to which the coronavirus impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The spread of the coronavirus, which has caused a broad impact globally, including restrictions on travel, shifting work force to work remotely and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. Notably, healthcare facilities in many countries effectively banned elective procedures. Many of our products are used in aesthetic elective procedures and as such, the bans on elective procedures substantially stopped our sales and marketing efforts in the early months of the pandemic.

While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce was not trained to be fully remote. Our employees travel frequently to establish and maintain relationships with one another, as well as our customers, and distributors. Much of that travel has been halted as many countries have implemented restrictions that prevented our salespersons from attending conferences or meeting customers in person. In response, we have been required to continue sales effort by using remote tools.

We continue to monitor the situation and may adjust our current policies as more information and public health guidance become available. The continued suspension of travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business and results of operations.

It is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The continuation of remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression, or other sustained adverse market event resulting from the spread of the coronavirus could materially and adversely affect our business and the value of our ordinary shares.

The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and will depend on future developments, such as the ultimate duration and scope of the outbreak (including any future waves or strains of the virus), the development, distribution, and adoption of effective vaccines, the improvement of healthcare outcomes, its impact on our customers, and suppliers, how quickly normal economic conditions can resume. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

Our systems are inherently complex in design and require ongoing scheduled maintenance. Our products may malfunction when used by our customers. Additionally, if our products are alleged to be defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause burns, scarring and tissue irregularities. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, our products are sold in jurisdictions that vary as to the specific qualifications or training required for purchasers or operators of the products. There is a risk that our products may be purchased or operated by physicians with varying levels of training, and in some cases, by practitioners such as nurses, chiropractors and technicians who may not be adequately trained. The purchase and use of our products by non-physicians, or persons who lack adequate training, may result in the misuse of our products, which could give rise to adverse treatment outcomes. If we are unable to prevent product malfunctions or misuse, or if we fail to do so in a timely manner, we could also experience, among other things, delays in the recognition of revenues or loss of revenues, particularly in the case of new products; legal actions by customers, patients and other third parties, which could result in substantial judgments against us or settlement costs; action by regulatory bodies; and diversion of development, engineering and management resources.

Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. In addition, such potential adverse effects may cause a significant increase in the premiums under our insurance policies. Further, the coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Even if unsuccessful, such a claim could nevertheless have an adverse impact on us, due to damage to our reputation and diversion of management resources.

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

•

actual or perceived breaches of, or failures relating to, privacy, data protection, or data security;

•

positive or negative coverage in the media or clinical publications of our products or products of our competitors or industry;

•

increases in the length of our sales cycle;

•

performance of our independent distributors;

•

delays in, or failure of, product and component deliveries by our subcontractors and suppliers; and

•

the impact of the COVID-19 pandemic or other global health crises on our business and general economic conditions.

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

Our products compete against products offered by public companies, including Allergan plc, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc., Sisram Medical Ltd and Viveve Medical, Inc., as well as by private companies such as Cynosure LLC, Lumenis Ltd., BTL Aesthetics, Inc. and Syneron Medical Ltd. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis and chemical peels. Furthermore, we currently sell our products only to trained physicians and face competition from the medical spa market, which may offer a broader range of medical and non-medical products and technologies that are more readily available to customers at a lower cost. Our ability to compete effectively depends upon our ability to distinguish the Company and our products from our competitors and their products, and includes the following factors:

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

During each stage of the research and development process we may encounter obstacles that could delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient patent or other intellectual property protection for such new or enhanced products or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so, or to address the technological changes and challenges in our markets, could have a material adverse effect on our business, financial condition and results of operations.

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

International (non-U.S.) sales accounted for approximately 27% of our total revenue for the year ended December 31, 2020. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally, including in connection with our subsidiary in China. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Latin America. If we are unable to do so successfully, our revenue from international operations will be adversely affected.

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

We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on, while we manufacture our laser and intense pulsed light, or IPL, handpieces in-house in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of our subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, finding new subcontractors that meet our manufacturing requirements, comply with regulatory requirements, and are ISO certified could take several months.

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

We and our manufacturing subcontractors depend upon third party suppliers, making us vulnerable to supply shortages, price fluctuations or other degradations in performance of these suppliers, which could harm our business and financial condition.

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

Disruptions or interruptions to our suppliers could occur for many reasons, including fire, floods, hurricanes, typhoons, droughts, tsunamis, volcanoes, earthquakes, disease or other similar natural disasters, unplanned maintenance or other manufacturing problems, labor shortages, power outages or shortages, telecommunications failures, strikes, transportation interruption, government regulation, terrorism or other extraordinary events, including epidemics and related travel restrictions, such as the outbreak of the novel Coronavirus (COVID-19). Such disruptions may continue over a sustained period and could cause direct injury or damage to our supplier’s employees and property with significant indirect consequences to us. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start manufacturing, each of which could negatively affect our ability to fill customer orders and our business and financial performance.

There exists potential for misuse of our products, over which we have very little to no control, which could harm our reputation and our business.

In the United States, federal regulations allow us to sell our products to or on the order of “licensed practitioners”. The definition of “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. Although we offer training on the use of our products, we do not supervise the treatments performed. Purchase and use of our products by non-physicians may result in product misuse. The potential misuse of our products by physicians and non-physicians may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

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

Any negative conditions in the national and global economic environments may adversely affect our business, financial condition and results of operations. During uncertain economic times and in tight credit markets, many of our customers may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for purchasing our products, and may delay or reduce purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our premium products can be particularly vulnerable to economic uncertainty, since the end-users of our products may decrease the demand for our products when they have less discretionary income or determine not to spend their discretionary income on aesthetic procedures. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of obtaining financing at acceptable interest rates.

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

Cyber-attacks as well as improper disclosure or control of personal information could result in liability and harm our reputation, which could adversely affect our business and results of operations. We may face liability if we breach our obligations related to the protection, security, nondisclosure of confidential customer information or disclosure of sensitive data or fail or are perceived to fail to comply with applicable data protection laws and regulations, or consumer protection laws, regulations and standards.

Our business is heavily dependent on the security of our IT networks and those of our customers. Internal or external attacks on any of those could disrupt the normal operations of our engagements and impede our ability to provide services to our customers, thereby subjecting us to liability under our contracts. Additionally, our business involves the use, storage and transmission of information about our employees, our customers and clients of our customers. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. While we take measures to protect the security of, and unauthorized access to, our systems, as well as the privacy of personal and proprietary information, it is possible that our security controls of our systems, as well as other security practices we follow or those systems of our customers which we rely upon, may not prevent the improper access to or disclosure of personally identifiable or proprietary information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws that protect personal data, resulting in increased costs or loss of revenue.

Further, the global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect about individuals in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. We are subject to U.S. federal and state laws regarding data privacy and security including Section 5 of the Federal Trade Commission Act, or FTC Act, the California Consumer Privacy Act, or the CCPA and the California Privacy Rights Act, or the CPRA. Further, the Health Insurance Portability and Accountability Act of 1996, as amended, and regulations implemented thereunder, or HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Federal and state consumer protection laws are increasingly being applied by the FTC, and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. In addition, the CCPA went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the CPRA, recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are also subject to foreign data privacy and security laws, including the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017 and the General Data Protection Regulation, or GDPR. The GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and significant penalties for non-compliance, including potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further from January 1, 2021, we are subject to the GDPR and also the United Kingdom GDPR, which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. Currently there is a four to six-month grace period agreed in the European Union and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. However, it is not clear whether (and when) an adequacy decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-US Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

In the course of providing services to our customers, we may have access to confidential customer information, including nonpublic personal data. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our customers and are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the GDPR and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including a team member of ours, misappropriates customer confidential information, or if customer confidential information is inappropriately disclosed due to a security breach of our computer systems, system failures or otherwise, we may have substantial liabilities to our customers or our customers’ clients and may incur substantial liability and penalties in connection with any violation of applicable privacy laws and/or criminal prosecution. In addition, in the event of any breach or alleged breach of our confidentiality agreements with our customers, these customers may terminate their engagements with us or sue us for breach of contract, resulting in the associated loss of revenue and increased costs and damaged reputation. We may also be subject to civil or criminal liability if we are deemed to have violated applicable regulations. We cannot assure you that we will adequately address the risks created by the regulations to which we may be contractually obligated to abide.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

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

We are subject to anti-bribery, and-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

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

Risk Related to Our Intellectual Property

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Substantially all of our revenues for the years ended December 31, 2020, 2019 and 2018 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

Our patent portfolio consists of seven issued U.S. patents, one issued Korean patent and fourteen pending patent applications in the United States relating to our technology and products Our pending and future patent applications may not issue as patents or, even if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business and financial results.

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

The aesthetics industry is highly competitive and marked by frequent litigation. New patent applications may be pending or may be filed in the future by third parties covering technology that we currently use or may ultimately use. Third parties have claimed, and may in the future claim, that our current or future products infringe their patent or other intellectual property rights and may seek to prevent, limit or interfere with our ability to make, use, sell or import our products. Moreover, if such a claim were to be decided adversely to us or if we settled such a claim on adverse terms, we could be forced to pay substantial damages, to license the technology in question at high rates or to redesign or modify our products so as to avoid any infringement. Any of those results could adversely affect our sales, margins and results of operations.

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

•

we or our collaborators may participate at substantial cost in International Trade Commission proceedings to abate importation of products that would compete unfairly with our products;

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

These lawsuits and proceedings, regardless of merit, are time-consuming and expensive to initiate, maintain, defend or settle, and could divert the time and attention of managerial and technical personnel, which could materially adversely affect our business. Any such claim could also force us to do one or more of the following:

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

In addition, the FDA or applicable foreign regulatory bodies may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include possible plans to sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. These proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback prior to publication of any such proposals, and may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

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

Under FDA regulations, for each of our products we must only use labeling, including advertising and promotional materials, that is consistent with the specific indication(s) for use included in the FDA exemption regulation, clearance, or approval, that is applicable to the specific product. If the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, seizure, injunction or criminal fines and penalties. For example, on July 30, 2018, we received a letter, dated July 24, 2018, from the FDA seeking information as to the regulatory bases for marketing of our FormaV and FractoraV handpieces based on our promotion and labeling of these devices for use in certain women’s health conditions and procedures. For the years ended December 31, 2020, 2019 and 2018, we derived approximately 10%, 13% and 23%, respectively, of our total U.S. revenues from our FormaV and FractoraV handpieces and related products. We informed the FDA that the FormaV had received 510(k) clearance for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation and that we had determined that the device also fell within a Class II premarketing exemption enabling marketing of the device for therapeutic use in the treatment of sexual dysfunction or as an adjunct to Kegel’s exercise (tightening of the muscles of the pelvic floor to increase muscle tone) without the need to obtain a 510(k) clearance. We also informed the FDA that the FractoraV has received 510(k) clearance for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis. In addition, we advised the FDA that we have modified our promotional and labeling materials to remove statements using the terms “sexual dysfunction,” “vaginal rejuvenation” or “urinary stress incontinence,” which were the subject of the agency’s letter to us. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continued to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims regarding this matter. We have received no further communications from the agency regarding this matter. We cannot be certain whether any further information may be requested by the FDA in the future and/or any further action may be required on our part, and we cannot guarantee that the FDA will continue to deem our response and actions to have addressed all items raised by the agency in this matter. If the FDA issues a further communication finding that some or all of our modifications to our marketing and labeling materials are insufficient, or otherwise takes the position that our products are being marketed for off-label uses, we could be subject to further discussions with and/or action by the agency, including the possibility of a warning letter or other enforcement activity. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, or exclusion from participation in federal health programs. In each event, our reputation could be damaged and the use of our products in the marketplace could be impaired, or our business could face significant hardship. While no third-party claims have been brought against us to date, it is possible that the FDA letter may lead to private litigation by third parties, potentially including purchasers of FormaV and FractoraV handpieces or patients who were treated using those handpieces.

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

Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact the supply of our products, and could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States, such as obtaining CE mark certification in Europe (by our notified body DEKRA) and the Standards Institution of Israel (imposed on our activities in Israel), and failure to comply with such standards could adversely impact our business.

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

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, including some regulatory requirements that we may not be fully aware of, or that may change in ways that affect our ability to sell our products in those jurisdictions. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The regulatory process in foreign jurisdictions includes all the risks associated with obtaining FDA clearance, as well as additional risks not present in the FDA process. For example, the time required to obtain foreign clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements, adding costs and variability. Foreign regulatory authorities may not approve our product for the same uses cleared by the FDA. Although we have obtained regulatory clearances to sell our products in the European Union and other countries outside the United States, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals, clearances or qualifications.

If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all. Since the enactment of the Israeli Medical Equipment Law, 2012, or the Medical Equipment Law, the manufacturing and marketing of medical and certain aesthetic devices, including our products, in Israel requires registration with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track registration process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. We have taken advantage of such fast-track registration process in the past. If we are unable to obtain and maintain the necessary registration for any of our products in Israel, we may have to move the manufacturing of such unregistered products to a location outside of Israel and stop selling these products in Israel until the products are registered. We may also suffer harm to our reputation as a result.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

The price of our ordinary shares has fluctuated and is likely to continue to fluctuate. The market price for our ordinary shares could be highly volatile and may fluctuate substantially as a result of a number of factors, many of which are beyond our control, including:

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

•

new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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

As of December 31, 2020, our directors and officers, along with our largest shareholder, in the aggregate, currently beneficially own or control approximately 35% of our outstanding ordinary shares. The interests of these shareholders may differ from your interests. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of the Company. Furthermore, this concentration of ordinary share ownership may adversely affect the trading price for our ordinary shares because investors may perceive disadvantages in owning shares in companies where persons have a significant interest.

The loss of our status as an emerging growth company and our compliance with the reporting requirements applicable to “accelerated filers” may strain our resources and divert management’s attention.

As of December 31, 2020, we lost our status as an emerging growth company and have been deemed a “large accelerated filer.” We are no longer entitled to the exemptions provided in the JOBS Act and now face increased disclosure and reporting requirements as a large accelerated filer. We have incurred significant costs complying with the more stringent reporting requirements applicable to “accelerated filers,” including complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Additionally, our management must devote substantial time and attention to our public company reporting obligations and other ongoing compliance matters, including complying with the internal control requirements of Section 404(a) of Sarbanes-Oxley Act of 2002.

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

As of December 31, 2020, there are 37,783,777 ordinary shares outstanding (not including a total of 393,441 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

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

We incur significant costs operating as a public company in the United States, and our management is required to devote substantial time to compliance matters.

As a public company whose ordinary shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate ongoing compliance with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our ordinary shares could decline.

In addition, we lost our emerging growth company status and are a “large accelerated filer” as of December 31, 2020. We have incurred significant management time and cost complying with the more stringent reporting requirements applicable to “accelerated filers,” including complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and we do not expect to be classified as a PFIC for the current year ending December 31, 2021 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

If we are determined to be a PFIC at any time during which a U.S. Holder (as defined in “Item 10E. Additional Information-Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our shares, such U.S. Holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. See “Item 10E. Additional Information-Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.” U.S. Holders are strongly urged to consult their tax advisors as to whether or not we will be a PFIC.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. As of December 31, 2020, we lost our status as an emerging growth company and are a “large accelerated filer.” As such, we are now responsible for establishing and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Although our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and our management is required to report on our internal controls over financial reporting under Section 404, any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Even though we have voluntarily elected to comply with Regulation FD, these exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

We would lose our foreign private issuer status if as of June 30 in any calendar year a majority of our outstanding shares are held of record by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. For instance, we follow our home country law instead of the listing rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Under the Companies Law as currently applicable to us, there is no requirement to receive shareholder approval for the issuance of securities for such dilutive events, and under our amended and restated articles of association our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes. Additionally, under the Companies Law, unless the articles of association otherwise provide, the quorum required for an ordinary meeting of shareholders must consist of at least two shareholders who hold at least 25% of the voting rights (instead of the 331/3% required under Nasdaq rules), and we are not required to have a nominating committee consisting solely of independent directors for the nomination of directors. See “Item 16G. Corporate Governance” for details on the differences between Israeli corporate governance practices and comparable U.S. requirements and other home country practices we follow instead of the listing rules of Nasdaq. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

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

Many of our employees in Israel, including members of our senior management, are obligated to perform several days, and in some cases longer periods, of military reserve duty annually until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situations, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence due to military service of a significant number of our employees or of one or more of our key employees for extended periods of time, and such disruption could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. The Patent Law further provides criteria for assisting the Committee in making its decisions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, applying interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee's waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We are incorporated in Israel and our corporate headquarters are located in Israel. Many of our executive officers and directors reside outside of the United States, and a significant portion of our assets and the assets of certain of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to effect service of process on these persons in the Unites States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

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

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

In August 2019, we completed our initial public offering of 5,000,000 of our ordinary shares at an initial public offering price of $14.00 per ordinary share. The effective date of the registration statement on Form F-1 (File No. 333-232615) was August 7, 2019. Also, during August 2019, the underwriters partially exercised their over-allotment option and purchased an additional 500,000 ordinary shares at the same price per share. Our ordinary shares commenced trading on Nasdaq on August 8, 2019, under the symbol “INMD”.

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $0.5 million, $0.7 million and $0.4 million, respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2021 to be up to $1 million and to be financed from our existing cash and cash equivalents.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including InMode that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.inmodemd.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

B. Business Overview

Overview

We are a leading global provider of innovative, energy-based, minimally-invasive surgical medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s health. We have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies - (i) Radio Frequency Assisted Lipolysis, or RFAL, (ii) Deep Subdermal Fractional RF (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling for skin and human natural openings- represent a paradigm shift in the minimally-invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring, ablative skin rejuvenation treatments and treatment of Genitourinary Syndrome of Menopause (GSM). Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other surgical options by delivering surgical-grade results under local anesthetics while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally-invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high power IPL technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.

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

We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched nine product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, Evolve, Evoke and Morpheus8. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

Our focus on innovation has resulted in a strong track record of sustained new and next-generation product development. We believe our ability to bring new products to market and continuously innovate is a distinct competitive advantage. We launched two new product platforms in 2020, which are based on our existing RF energy-based proprietary technology, with the goal of further penetrating the market for surgical and medical treatment solutions. The two platforms that were introduced in 2020 are the Evoke which is a hands-free facial treatment platform, and the Morpheus8 which is a full-body fractional RF ablative treatment platform.

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

•

For OB/GYNs, we currently sell the Votiva platform, which includes two handpieces, FonnaV and Morpheus8. We are currently developing a new platform – the Empower – that will include additional handpieces and applicators for a variety of GSM treatments, as well as:

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

•

Our new handpiece to treat dry eye and periorbital wrinkles is currently in clinical trials. We plan to introduce our new product platform for ophthalmologists comprised of three handpieces (AccuTite, Morpheus8 and our new dry eye and periorbital wrinkle treatment handpiece) to the market in 2021.

•

For ENTs, we are in the initial stage of developing a new platform and handpieces that we believe will provide patients with a medical treatment solution for snoring and rhinitis. The handpiece for treatment of snoring is based on our Deep Subdermal Fractional RF technology and is expected to contract and stiffen the soft palate (located on the back of the roof of the mouth), which blocks the airway, causing tissues to vibrate during sleep. This platform and both handpieces are in the concept design phase.

•

For dentists, our Evoke system, which has FDA indication for pain relief and increased blood circulation, has positive results with people who suffer from TMJ (Temporomandibular Joint Disorders) based on preliminary clinical studies. We presented the Evoke system and our preliminary findings at a dental conference, and will continue further clinical studies on this indication.

•

For urologists, we are in the early-stages of developing a device using RF energy to treat ED (Erectile Dysfunction). We registered a patent application to protect our technological concept, and we believe that our technological concept will work well for this indication but much more research and development is needed.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, 50 third-party clinical studies have been completed and 21 third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of 60 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue increased to approximately $206.1 million for the year ended December 31, 2020, from approximately $156.4 million for the year ended December 31, 2019. For the years ended December 31, 2020 and 2019, we recorded a gross margin of approximately 85% and 87%, respectively, and net income of approximately $75.0 million and $61.2 million, respectively. We have 25 FDA clearances and, in addition to the United States, where we have an installed base of approximately 3,900 product platforms, we are permitted to sell our products in most countries, in the following territories: North America, Europe, Asia, Africa, Asia Pacific and Latin America. As of December 31, 2020, we sell and market our products in the United States, Canada, United Kingdom, Spain, India, Australia and France, through a direct sales force of approximately 154 representatives. We also sell and market our products through 39 distributors in 47 countries. As of December 31, 2020, we had a global installed base of approximately 7,250 product platforms capable of running various multi-use applicators and utilizing minimally-invasive consumables.

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

•

Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 60 peer-reviewed publications.

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

Our BodyTite platform and the BodyTite and FaceTite handpieces rely on our proprietary RFAL technology. To date, there have been more than 100,000 successful RFAL procedures conducted with positive clinical results using our BodyTite platform and the BodyTite and FaceTite handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

Figure 1: RFAL mechanism of action.

Deep Subdermal Fractional RF

Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. Our deep subdermal fractional RF can be applied to both face and body. Our Morpheus8, Morpheus8 Body and Morpheus8 V handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Optimas and Votiva platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

Figure 2: Deep Subdermal Fractional RF mechanism of action.

Simultaneous Fat Destruction and Skin Tightening

Our Simultaneous Fat Destruction and Skin Tightening proprietary technology combines vacuum and bipolar RF energy with high and low amplitudes to both permanently kill adipose tissue and contract the skin. We believe our Simultaneous Fat Destruction and Skin Tightening technology is the first and only RF-based, non-invasive body contouring technology that permanently kills adipose tissue. Our BodyFX handpiece and MiniFX handpiece utilize our Simultaneous Fat Destruction and Skin Tightening technology to address problematic fatty tissue in larger body areas such as the abdomen, back and thighs.

Deep Heating Collagen Remodeling for Skin and Human Natural Openings

Our Deep Heating Collagen Remodeling propriety technology delivers heat in a uniform and volumetric form targeting deep into tissue while providing collagen remodeling with real-time control of the device’s temperature. The versatility of this technology allows the operator to provide a customized solution to address a variety of women’s wellness concerns that occur due to aging, hormonal stress or physical damage. Our Forma and FormaV handpieces utilize Deep Heating Collagen Remodeling technology while harnessing continuous bipolar RF energy with real-time temperature measurement. RF energy generated heat is delivered uniformly to vaginal tissue through a consumable applicator to provide vaginal and labia contraction with patients often seeing effects of the procedure immediately.

Pulse/Continuous Bipolar RF

Continuous Bi-polar RF is electrical energy in the RF spectrum (1 MHz) that results from the flow of an electric charge between two electrodes. This conducted energy increases ion movement in the tissue and generates kinetic energy that is transformed to thermal energy (heating). In turn, this thermal energy causes controlled damage to the tissue and triggers a natural healing mechanism and tissue-renewal resulting in tissue tightening and remodeling. The distance between the electrodes allows for control of the depth of penetration of the bi-polar RF energy into the tissue. The distance between the electrodes is chosen based on the particular treatment and according to the tissue to be treated (generally varies between a few millimeters to 3-4 centimeters). Bi-polar RF can be delivered to the tissue in one of two modes: either pulse or continuous. In pulse mode, pulse duration is pre-determined and RF energy automatically stops. In continuous mode, the RF energy is delivered uninterrupted into the tissue for as long as the operator deems appropriate. As part of the design, continuous bi-polar RF energy allows real-time measurement of the patient’s skin temperature. This allows our products to provide real-time feedback to the operator throughout the treatment process and enhances overall safety and efficiency. All of our RF platforms (both existing and expected) and RF handpieces (both minimally and non-invasive) have both pulse bi-polar RF and continuous bi-polar RF capabilities. Our proprietary RFAL based products (such as our BodyTite product platform and FaceTite handpiece) and Deep Heating Collagen Remodeling based products (such as our Forma handpiece) primarily utilize the continuous bipolar RF feature. Our proprietary Deep Subdermal Fractional RF based products (such as our Morpheus8 handpiece) and Simultaneous Fat Destruction and Skin Tightening products (such as our BodyFX handpiece) primarily utilize the pulse feature depending on the procedure and target result. Figure 3 below shows how RF energy is delivered through the handpiece by an electric charge between two electrodes continuously into the tissue.

Figure 3: Pulse/Continuous Bi-polar RF mechanism of action.

Non-invasive Medical Aesthetic Technologies

In addition to our proprietary minimally-invasive solutions, we continue to develop innovative non-invasive medical aesthetic solutions, including:

•

Simultaneous non-invasive fat killing and skin tightening. We believe our technology is the first and only RF-based, noninvasive body contouring technology that permanently kills adipose tissue while simultaneously contracting the skin. This technology addresses problematic fatty tissue in large body areas such as the abdomen, back and thighs. Customers use this technology with the Contoura platform and the BodyFX and MiniFX handpieces.

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

•

Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting noninvasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, Votiva, Contoura, Evoke and Evolve hands-free platforms.

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

•

Broad regulatory approvals supported by extensive clinical data. We have 25 FDA clearances and in addition to the United States, are permitted to sell in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 60 peer-reviewed publications and there are 50 completed and 21 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, Evolve, Morpheus8 and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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

Our Growth Strategy

Our objective is to expand our technological leadership in the surgical solutions market and to leverage our RF proprietary technologies to expand into additional medical solutions market. We intend to achieve this goal by implementing the following strategies:

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

•

United States: In 2020, we expanded our direct sales team by adding approximately 26 representatives.

•

Canada: We have a direct sales presence in Canada and plan to keep expanding our direct sales team.

•

Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors (in addition to our subsidiaries network in the United Kingdom, Spain and France).

•

Latin America: We plan to enhance our network of exclusive distributors in Argentina, Brazil, Colombia, Mexico, Panama and Chile.

•

Asia-Pacific: In addition to our direct sales presence in India and Australia, we intend to establish a direct sales presence in China through our subsidiary in Guangzhou, as well as enhance our network of exclusive distributors in Japan, Philippines, South Korea, Taiwan and Thailand.

•

Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Additionally, we have experienced growth in the sales of consumables over the past three years. Since inception, we have sold over 521,000 consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

•

Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, noninvasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of SUI, vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments and other GSM symptoms snoring and rhinitis treatments, dry eye and eyelid treatments, TMJ (Temporomandibular Joint Disorders) and ED (Erectile Dysfunction). We launched two new product platforms in 2020, which we believe will allow us to continue to grow our revenues over the long term and further penetrate the market for aesthetic solutions. Each such product is or will be subject to the FDA regulatory framework, specifically, the FDA’s 510(k) clearance requirements, described in this Annual Report on Form 20-F.

•

Expand our customer base beyond traditional customers. We intend to develop products that leverage our minimally and non-invasive technologies to address the unmet market needs of a new customer base, which includes OB/gyns, ENTs, ophthalmologists, general practitioners and aesthetic clinicians. We intend to adapt our products to the expertise and skill level of these providers, further expanding our addressable market.

•

Actively pursue business development opportunities. We may seek to engage in targeted business development activities, including acquisitions of technologies and strategic partnerships, in order to augment our product and technology portfolio in our existing and potentially adjacent markets. We believe we can leverage our global infrastructure and existing relationships to implement a disciplined tuck-in acquisition strategy.

•

Expand our intellectual properly and patent portfolio. We intend to expand our existing intellectual property and patent portfolio as we develop additional applications and continue to aggressively defend against potential infringement by our competitors.

Our Products

We offer a broad portfolio of aesthetic and medical treatment solutions that consist of a variety of platforms providing minimally and non-invasive applications. The following tables provide information concerning our product platforms and their applications.

Minimally-Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite FaceTite NeckTite AccuTite	Body Contouring (MI) Face Contouring (MI) Neck Contouring (MI) Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Morpheus8 Forma Lumecca DiolazeXL Vasculaze	Skin Rejuvenation (MI) Skin Rejuvenation (NI) Skin Rejuvenation & Pigmentation (NI) Hair Removal (NI) Vascular Lesion (NI) Facial Wrinkles and Texture (MI)
EmbraceRF	Bipolar RF	2018	FaceTite Morpheus8 AccuTite	Face Remodeling (MI) Facial Wrinkles and Texture (MI) Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV Morpheus8V	Women’s Health (MI) Women’s Health (NI)
Morpheus8	Bipolar RF	2020	Morpheus8 Morpheus8 Body	Face and body fractional RF treatment (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX MiniFX Plus	Body Contouring Face/Neck Contouring Skin Tightening
Triton	Laser	2018	Triton Duo Light Triton Duo Dark	Hair Removal Hair Removal

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Evolve	Bipolar RF EMS	2019	Tite (HF) Trim (HF) Tone (HF)	Skin Tightening Body Contouring EMS
Evoke	Bipolar RF	2020	Cheek (HF) Chin (HF)	Skin Rejuvenation Skin Rejuvenation

*	“MI” = Minimally-Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

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

Minimally-Invasive

BodyTite – The minimally-invasive, consumable Bodyrite handpiece, introduced in 2010, utilizes directional RF energy for RFAL treatments using needle-size cannula and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 17cm cannula that provides treatment depth up to 50mm.

Facerite/NeckTite – The minimally-invasive, consumable FaceTite and NeckTite handpieces, introduced in 2012, utilize directional RF energy for RFAL treatments using cannula with diameters of 1.8mm and 2.2mm and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures up to 42°C. This handpiece allows tissue treatment using a 10cm cannula that provides treatment depth up to 25mm.

AccuTite – The minimally-invasive AccuTite handpiece, introduced in 2019, utilizes directional RF energy for RFAL treatments using sub-millimeter cannula with diameters of 0.9mm and external electrodes to apply RF energy to subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 60mm cannula that provides treatment depth up to 25mm. Additionally, in 2019, we began marketing AccuTite for Aviva, a minimally-invasive procedure that restores the function and appearance of the vulva by offering a non-excisional alternative to a labiaplasty. Aviva is powered by AccuTite to deliver safe and uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introitus and perineal body.

Fractora – The minimally-invasive Fractora handpiece, introduced in 2011, uses customizable fractional energy and superficial fractional resurfacing for subdermal adipose tissue remodeling. The handpiece offers two treatment depths (skin surface and subdermal) and is safe on all skin types including type IV. The consumable applicator tip contains 24-coated pins with a length of up to 4mm.

Morpheus8/Morpehus8 Body – The minimally-invasive Morpheus8 and Morpheus8 Body handpieces use RF energy for subdermal adipose tissue remodeling, which is programmable by the user according to treatment area. The handpieces offer treatment depth up to 7mm. The upper part of the needle and external electrodes are coated with a polymer to prevent skin surface thermal damage while delivering RF energy into the subdermal space.

Non-Invasive

BodyFX/MiniFX – The non-invasive BodyFX and MiniFX handpieces, introduced in 2013, combine vacuum and bipolar RF energy with high and low amplitudes to both permanently kill adipose tissue and contract the skin. The BodyFX handpiece, intended for use on various parts of the body, comprises a vacuum cavity with a size of 1.36in x 1.2in. The MiniFX handpiece, better suited to address problematic fatty tissue in smaller areas, comprises a vacuum cavity with a size of 1.24in x 0.87in.

DiolazeXL (810nm) – The non-invasive DiolazeXL (810nm) handpiece, introduced in 2017, is a high-speed, gold standard 810nm (diode) laser indicated for permanent hair reduction. DiolazeXL's differentiated triple contact cooling technology (pre, parallel and post), or 3PC technology, provides for a safe and comfortable patient experience. The handpiece covers a spot size of 12mm x 26mm to allow for the removal of a variety of hair colors and thickness. This handpiece offers short and long pulse durations and repetition rates that enable treatment times up to 6cm2/second.

Triton Duo Light (755nm & 810nm) – The non-invasive Triton Duo Light handpiece, introduced in 2017, combines two wavelengths for optimal treatment of light skin patients. The handpiece utilizes a blend of 755nm (Alexandrite) and 810nm (diode) laser wavelengths that have been optimized for hair removal on patients with skin types Ito IV. We believe the Triton platform is the only FDA-cleared device capable of firing two wavelengths in one pulse. The handpiece covers a spot size of 12mm x 26mm and provides two pulse durations and high repetition rates.

Triton Duo Dark (810nm & 1064nm) – The non-invasive Triton Duo Dark handpiece, introduced in 2017, combines two wavelengths for optimal treatment of dark skin patients. The handpiece utilizes a blend of 810nm (diode) and 1064nm (Nd:YAG) laser wavelengths that have been optimized for hair removal on patients with skin types Ito IV. We believe the Triton platform is the only FDA-cleared device capable of firing two wavelengths in one pulse. The handpiece covers a spot size of 12mm x 26mm and provides two pulse durations and high repetition rates.

Forma – The non-invasive Forma handpiece, introduced in 2013, uses our ACE technology to deliver auto-adjusting uniform RF energy-generated heat (up to 43°C) for collagen remodeling and skin contraction of the face and neck. We believe Forma is the first thermal face and neck skin tightening device to have both temperature monitoring and automatic, user programmable, RF on/off control. This handpiece has an RF energy output power of up to 65 watts and covers a spot size of 22mm x 20mm.

FormaV – The non-invasive Forma V handpiece, introduced in 2017, uses our ACE technology to deliver auto-adjusting uniform RF energy generated heat (up to 43°C) to vaginal tissue through a consumable applicator.

Plus – The non-invasive Plus handpiece, introduced in 2013, uses our ACE technology to deliver auto-adjusting uniform RF generated heat (up to 43°C) for collagen remodeling and skin contraction of the body. We believe Plus is the first thermal body skin tightening device to have both temperature monitoring and automatic, user programmable, RF on/off control. This handpiece has an RF energy output of up to 65 watts and covers a spot size of 45mm x 45mm.

Lumecca – The non-invasive Lumecca handpiece, introduced in 2015, is an IPL optimized for both light and dark skin that uses a xenon flash lamp to deliver filtered optical energy in the 515nm to 1200nm range for light skin treatment and 580nm to 1200nm range for darker skin. Lumecca is intended for treatment of superficial vascular and pigmented lesions. The handpiece covers a spot size of 30mm x 10mm with a peak optical power of 10,000 watts.

Vasculaze – The non-invasive Vasculaze handpiece, introduced in 2018, is a 1064nm wavelength diode laser intended for use in the coagulation and hemostasis of benign vascular legions such as, but not limited to, reticular leg veins, spider veins, hemangiomas, port wine stains and venus lakes. Vasculaze is optimized with high peak power, strong contact cooling and an ergonomic head intended to maximize treatment efficiency. The handpiece covers a spot size of 3mm x 4mm and has pulse duration of 20 to 100 milliseconds, or msec.

Hands-Free

Trim – The non-invasive Trim, introduced in 2019, is a set of six hands-free applicators for the Evolve platform. The mechanism of action is similar to BodyFXhandpiece. The Trim is mounted on a belt and works automatically without the assistance of a physician or technician.

Tite – The non-invasive Tite, introduced in 2019, is a set of eight hands-free applicators for the Evolve platform. The mechanism of action is similar to the Plus handpiece. The Tite is mounted on a belt for treatment of different body parts and areas without the assistance of a physician or technician.

Tone – The non-invasive Tone, introduced in 2019, is a set of four hands-free electro-muscle stimulation applicators. The Tone is designed to be used on the Evolve platform for muscle stimulation and improving skin tone.

Cheek – The non-invasive Cheek, introduced in 2020, is a hands-free device containing eight applicators that is mounted on the face and designed to be used with the Evoke platform. The mechanism of action is similar to the Forma handpiece, but works automatically on both sides of the face without the assistance of a physician or technician.

Chin – The non-invasive Chin, introduced in 2020, is a hands-free device containing two applicators that is mounted on the chin and designed to be used with the Evoke platform. The mechanism of action is similar to the Forma handpiece, but works automatically on the chin without the assistance of a physician or technician.

Proprietary Software

Our software permits the user to define treatment parameters to be communicated to the electronic modules in the platform and deliver RF or optical energy through the handpiece or hands-free applicator to the patient. In addition, our software controls and manages proper system performance and automatic temperature control, system self-calibration, system setup and detection of any malfunction of the system. We believe our software’s automotive capabilities allow physicians to dedicate their attention and focus to patient treatment rather than system monitoring. Our users upgrade their products through the purchase of additional treatment applicators and corresponding software plugs. All of our software complies with applicable medical specifications and regulations.

Applications and Procedures

Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications.

Face and Body Contouring

Minimally-Invasive

Generally performed by a physician, RFAL delivers directional RF energy into a patient’s subcutaneous fat to coagulate and liquefy adipose tissue and heat the subcutaneous fibrous septa, resulting in substantial collagen contraction of the subdermal space. RF energy is delivered through an innovative handpiece comprised of two electrodes. The internal electrode is inserted into the fat layer, while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula passes through the subcutaneous fat, while the external electrode slides over the skin’s surface. The small conductive tip of the cannula concentrates RF energy in the subcutaneous fat, liquefying it and simultaneously contracting the fiber septa. This liquefied fat can then be removed from the body. Our RFAL technology can be administered on all regions of the body and typical treatments are approximately 30 to 90 minutes each under local anesthesia. We received 510(k) FDA clearance for our RFAL technology in 2016. Users conduct minimally-invasive face and body contouring using RFAL technology with the BodyTite and Embrace platforms and BodyTite, FaceTite and AccuTite handpieces.

Generally performed by a physician, Deep Subdermal Fractional RF, delivers RF energy into the subcutaneous adipose tissue to depths of up to 4mm through an array of coated needles producing localized heat and matrix of small lesions in the subcutaneous fat. The heat generated by the pins in the subdermal tissue promotes connective tissue restructuring. As a result, physicians can offer a versatile fractional treatment creating a three-dimensional collagen contraction and subdermal fat coagulation. The deep fractional remodeling is used when fat layer is not thick enough to use RFAL technology or when patient wants only superficial result. Deep Subdermal Fractional RF can be used for wrinkle reduction, skin tightening and treatment of cellulite appearance. In addition to reshaping, Deep Subdermal Fractional RF provides long term results for inflammatory acne by coagulating enlarged sebaceous glands. The most common areas of treatment are the face and neck. Patients generally receive between one to three treatments for approximately 30 minutes each. Treatments are typically spaced two to three weeks apart. We received two 510(k) FDA clearances for Fractora in 2011 and 2016, and 510(k) FDA clearance for the Morpheus8 in 2019. Customers use this technology with the BodyTite, Embrace, Votiva and Optimas platforms.

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

Medical Aesthetics

Skin Rejuvenation/Vascular & Pigmented Lesion Treatment

Generally performed by a physician or other aesthetic professional, different types of energy and treatments are provided depending on the handpiece. The application of JPL energy enables the improvement of photo damage, as well as other pigmented abnormalities and superficial vascular lesions. A 1064nm laser is used for the treatment of larger and deeper veins. Patients often see results after a single treatment but typically two to three treatments of approximately 15 minutes each are recommended. Treatments are typically spaced two to four weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in 2013 and for hair removal and permanent hair reduction in 2017 and 2018, respectively. Users rejuvenate the skin with the Optimas platform using the Vasculaze and Lumecca handpieces.

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

Women’s Health

Performed by a physician, the administration of energy addresses women’s wellness. Depending on the handpiece, the administration of bipolar RF energy or subdermal heating is applied to gently warm and massage the internal vaginal tissue (Forma V), the external vaginal tissue (Morpheus8V), or to deliver uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introiotus and perineal body (Aviva procedure administered by the AccuTite handpiece). Depending on the treatment type, patients typically receive between two to three treatments of approximately 15 minutes each. Treatments are typically spaced two to three weeks apart. We received 510(k) FDA clearance for FormaV for certain indications in 2017. In July 2018 we received a letter from the FDA seeking information as to the regulatory basis for marketing of our FormaV handpiece based on our promotion and labeling of this device for use in certain women’s health conditions and procedures. We timely responded to the FDA by immediately altering the wording of our promotional and labeling materials, and we submitted a response letter in August 2018 answering the FDA’s questions and advising the agency that we had modified our promotional and labeling materials to remove certain statements regarding uses of our products for conditions and procedures that were questioned by the FDA in the agency’s informational request letter. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continues to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims. We have received no further communications from the agency regarding this matter.

Sales and Marketing

Our primary strategy to increase market penetration relies on selling directly to our traditional customer base of plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs. We believe we are the only company commercializing minimally-invasive aesthetic solutions specifically targeting the surgical community and believe our products represent a significant opportunity for these practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue. We are also targeting newer market opportunities consisting of OB/gyns, ENTs, ophthalmologists, general practitioners and aesthetic clinicians as an incremental growth opportunity.

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

We currently sell and market our products in the United States, Canada, the United Kingdom, Spain, France, Australia and India, through a direct sales force of approximately 154 representatives. We also sell and market our products through 39 distributors in 47 countries. Our U.S. sales efforts are headquartered in Lake Forest, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States will continue to increase.

In international markets, to complement our direct sales force in Canada, the United Kingdom, Spain, France, Australia and India, we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2020, we had an international sales management team of five employees supporting 39 independent distributors. The percentage of our revenues from customers located outside of the United States for the years ended December 31, 2020 and 2019 was 27% and 21%, respectively. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets, including within the Canada, United Kingdom, Spain, France, Australia and India, by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in equipment and marketing and to attend certain exhibitions and industry meetings.

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

Manufacturing and Supply

We rely primarily on outsourced manufacturing to produce our devices while maintaining control over the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We outsource almost all of the manufacturing of our products to four subcontractors located in Israel, two of which we are substantially dependent on as part of our business. Through our strategic arrangement with Flextronics (Israel) Ltd., or Flex, and Medimor Ltd. we maintain dedicated manufacturing lines supervised by us in Flex and Medimor’s medical grade manufacturing facilities in Migdal Haemek and Poriya, Israel. Within the Flex and Medimor facilities, all proprietary manufacturing, testing and assembly equipment has been built and is owned by us. We also use three separate manufacturers in addition to Flex and Medimor to produce our handpieces and disposables.

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

The contracts we have with manufacturing subcontractors do not have minimum purchase requirements and allow us to purchase end products entered into on a purchase order basis. Under these contracts, our manufacturing subcontractors provide manufacturing services pursuant to our written specifications. These manufacturing services include labor, materials, testing, packaging and delivery, as well as allocating production and storage space within their facilities for our products. Pricing under these contracts are reviewed between us and the manufacturing subcontractors every three months. The contracts typically have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturing subcontractor provide three months written notice prior to the expiration of the term. To date, we have not experienced any significant manufacturing delays. The contracts can be terminated by either party, without cause, with four months prior written notice.

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

In November 2019, we signed a Share Purchase and Shareholders Agreement, or the SPA, with (BY) Medimor Ltd., or Medimor, one of our turnkey manufacturing subcontractors. Pursuant to the SPA, we committed to invest an aggregate of $600,000, or the Investment Amount, in several closings, in consideration for up to 1,369,863 ordinary shares of Medimor (which reflected a 10.34% ownership interest in Medimor at the signing date, on a fully diluted basis), at a price per share of $0.438, of which 414,384 ordinary shares were issued upon consummation of the initial closing on December 31, 2019, and additional 955,479 ordinary shares, or the Milestone Shares, were to be issued upon, and subject to the occurrence of, certain milestone events. In July 2020 the milestone events have been met and, accordingly, the Milestone Shares have been issued to us. As of December 31, 2020, we had paid Medimor the full Investment Amount, and were issued 1,369,863 ordinary shares of Medimor, which reflected 10.34% ownership interest in Medimor, on a fully diluted basis, upon the last of such issuances.

Research and Development

Our research and development activities are conducted internally by a team of 16 research and development staff based in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling, and developing new technologies. We have a number of new projects and products under development, mainly focusing on additional minimally and non-invasive aesthetic and medical treatments.

Our research and development expenditures for the years ended December 31, 2020 and 2019 were approximately $9.5 million and $5.7 million, respectively.

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

Intellectual Property

We rely on a combination of patent, trademark and copyright laws to protect our intellectual property rights.

Patents and Patent Applications

As of February 9, 2021, we own seven issued U.S. patents and one issued Korean patent. As of February 9, 2021, we have filed fourteen patent applications that are pending in the United States Patent and Trademark Office. Out of those applications, two were filed under The Patent Cooperation Treaty and one in Europe. Our issued U.S. patents are projected to expire between 2027 and 2038 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally-invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

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

Patent Litigation

We have received, and we may in the future receive, allegations from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such third-party patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments, and we could also be enjoined from continuing the infringing activity. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. We might be unable to design-around such patents or continue offering the products or services found to be infringing, or we could suffer other adverse consequences.

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

Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and could prohibit us from using technologies essential to our products, either of which would have a material adverse effect on our business, results of operations and financial condition. See “Item 3D. Key Information-Risk Factors-Risks Related to Our Intellectual Property-If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology.”

Copyrights, Trademarks and Trade Secrets

The software programs associated with our products are protected by U.S. copyright law.

We also filed for protection available under trademark law. As of December 31, 2020, we own 10 registered trademarks in the United States and we own at least 30 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least 10 pending foreign trademark applications. We also have 4 trademark applications in the United States pending for “RFAL,” EvolveRF, Evolve and Evoke.

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

All professional employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality and invention assignment agreements will be enforceable or that they will provide us with adequate protection.

Competition

Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by public companies, including Allergan plc, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc., Sisram Medical Ltd. and Viveve Medical, Inc., as well as by private companies, such as Cynosure LLC (formerly Cynosure Inc.), Lumenis Ltd., BTL Aesthetics, Inc. and Syneron Medical Ltd and Candela Inc.. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. and Merz Pharma Group. Our products compete against conventional medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.

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

In some jurisdictions, such as the United States, Canada, South Korea and Israel, we must complete an application process with the relevant regulator, which includes submitting the results of clinical trials for their review. In other jurisdictions, such as the European Union and certain countries in Asia, we are required to self-certify that our devices meet the applicable standards (which may include the completion of satisfactory clinical trials) but without the requirement of a formal application with, or prior review of clinical trials by, the relevant regulatory body.

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

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States requires 510(k) clearance or premarket approval. The FDA classifies medical devices into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. All of our current products are Class II devices subject to the 510(k) clearance requirements.

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

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FFDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures.

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF), Optimas, Votiva, Contoura, Triton, EmbraceRF, Morpheus8 Evolve and Evoke platforms

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF Multi Platform – Contoura	Radiofrequency (RF)

Forma(Plus), Plus90, Plus(Plus-Plus)

BodyFX,

MiniFX,

Wmface,

Fractora 24 pins tip

Fractora 60 pins tip

Morpheus8 24 Pin Applicator

Morpheus8 40 Pin treatment tip

•

Morpheus8 12 Pin treatment tip

•

Morpheus8 T Pin treatment tip

K201150 (07/21/2020)

The InMode RF Multi-System with the Non-invasive RF Applicators employs RF energy for various applications:

•

Forma (Plus), Plus (Plus Plus) and Plus90 for relief of minor muscle aches and pain, relief of muscle spasm, and temporary improvement of local blood circulation.

•

WMface is intended for use in dermatologic procedures for non-invasive treatment of mild to moderate facial wrinkles and rhytids.

•

BodyFX™ (WMBody)/MiniFX™ for relief of minor muscle aches and pain, relief of muscle spasm, temporary improvement of local blood circulation and temporary reduction in the appearance of cellulite.

The InMode RF Multi-System with the Fractional Applicators employs RF energy for various applications:

•

Fractora Applicator with 60 pins tip is designed for use in dermatological procedures requiring ablation and resurfacing of the skin.

•

Fractora Applicator with 24 pins tip is intended for use in dermatological and general surgical procedures for electrocoagulation and hemostasis. At higher energy levels greater than 62mJ/pin, use of the applicator is limited to skin types I-IV.

•

Morpheus8™ for dermatological and general surgical procedures for electrocoagulation and hemostasis. At higher energy levels greater than 62mJ/pin, use of the applicator is limited to skin types I-IV.

Inmode	Powered muscle stimulator	Tone

K192249 (12/17/2019)

The Evolve platform is used in EMS mode for:

•

prevention or retardation of disuse atrophy;

•

maintaining or increasing range of motion;

•

muscle re-education;

•

relaxation of muscle spasms;

•

increasing local blood circulation; and

•

immediate postsurgical stimulation of calf muscles to prevent venous thrombosis;

And in TENS mode for:

•

symptomatic relief and management of chronic, intractable pain;

•

post-surgical acute pain; and

•

post-traumatic acute pain.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode	Powered muscle stimulator	vTone

K200293 (05/05/2020)

The InMode System with the vTone Applicator is intended to provide electrical stimulation and neuromuscular re-education for the purpose of rehabilitation of weak pelvic floor muscles for the treatment of stress, urge, and mixed urinary incontinence in women.

EmFace (Evoke)	Radiofrequency (RF)	Cheek Chin

K191855 (10/29/2019)

The EmFace (Evoke) device with the Cheek and Chin applicators is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

EmBody (Evolve)	Radiofrequency (RF)	EMBodyPlus – Tite EmBodyFX – Trim

K183450 (06/20/2019)

The EmBody (Evolve) platform with its designated applicators is intended for the treatment of the following medical conditions:

The EmBodyPlus (Tite) hands-fee applicator is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

The EmBodyFX(Tite) hands-free applicator is intended for the treatment of the following medical conditions using RF combined with massage:

•

relief of minor muscle aches and pain, relief of muscle spasm, and temporary improvement of local blood circulation; and

•

temporary reduction in the appearance of cellulite.

InMode RF / BodyTite / EmbraceRF	Radiofrequency (RF)	Bodyrite minimally-invasive handpiece for thick body areas (>20mm)

K171593 (10/10/2017)

The InMode RFIBodyTitel EmbraceRF platform with the minimally-invasive Bodyrite handpiece for thick body areas is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF / Bodyrite / EmbraceRF	Radiofrequency (RF)	Bodyrite minimally-invasive handpiece for thin body areas (<20mm) or for large specialty areas

K163190 (12/12/2016)

The InMode RFIBodyTitel EmbraceRF platform with the minimally-invasive Bodyrite handpiece for thin body and large specialty areas is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.

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

K151273 (01/04/2016)

The OptimaslInMode RFI EmbraceRF platform with the Fractora 24 pin tip handpiece is indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.

Optimas	Radiofrequency (RF)	Morpheus8	K180189 (06/01/2018) The Optimas platform with the Morpheus8 handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and homeostasis.
InMode RF	Radiofrequency (RF)	Morpheus8 24 Pin Applicator Morpheus8 40 Pin treatment tip (New tip) • Morpheus8 12 Pin treatment tip (New tip) • Morpheus8 T Pin treatment tip (New tip) (maximal treatment depth 4.00 mm)

K192695 (12/27/2019)

The InMode System with the Morpheus8 (Fractora) Applicators is intended for use in dermatological procedures for electrocoagulation and hemostasis. At higher energy levels greater than 62 mJ/pin, use of the Morpheus8 (Fractora) Applicator is limited to Skin Types I-IV.

InMode	Radiofrequency (RF)	Morpheus8 24 Pin Applicator Morpheus8 40 Pin treatment tip (New tip) • Morpheus8 12 Pin treatment tip (New tip) • Morpheus8 T Pin treatment tip (New tip) maximal treatment depth 7.00 mm)

K200947 (06/12/2020)

The InMode System with the Morpheus8 Applicators is intended for use in dermatological procedures for electrocoagulation and hemostasis. At higher energy levels greater than 62 mJ/pin, use of the Morpheus8 (Fractora) Applicator is limited to Skin Types I-IV.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF / EmbraceRF	Radiofrequency (RF)	AccuTite	K182325 (08/27/2018) The InMode RFI EmbraceRF platform with the AccuTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
Contoura / Optimas	Radiofrequency (RF)	Plus Plus90 Plus-Plus

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

f (07/12/2016)*

The InMode Plus90 (Votiva) platform with the Forma Vhandpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Contoura / Optimas	Radiofrequency (RF)	BodyFX

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

Triton / Optimas	Laser	Triton Duo Light/ Triton Duo Dark InMode Diolaze XL 755/810nm InMode Diolaze XL 810/1064nm InMode Diolaze XL 810nm	K180719 (06/14/2018) The Triton/Optimas platform with the Triton Duo Light and Triton Duo Dark handpieces is indicated for hair removal and permanent hair reduction.
InMode	Laser	Diolaze

K142952 (11/24/2014)

The InMode Diolaze device is indicated for use for hair removal and for permanent reduction in hair regrowth, defined as the long-term, stable reduction in the number of hairs regrowing when measured at 6, 9, and 12 months after the completion of a treatment regime

InMode	Laser	Diolaze	K123682 (27/02/2013) The InMode Diolaze device is indicated for use for hair removal
InMode	Radiofrequency (RF)	WMface	k140926 (12/03/2014) The InMode WMface device is intended for use in dermatologic procedures for noninvasive treatment of mild to moderate facial wrinkles and rhytids.

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

The primary regulatory environment in Europe is that of the European Union or EU, which consists of 27 countries encompassing most of the major countries in Europe. The European Union has adopted numerous specific directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices.

Devices that comply with the essential requirements of the EU Medical Devices Directive (Directive 93/42/EEC) will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the EU Medical Devices Directive and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Economic Area, or EEA (which is comprised of the 27 EU countries, plus Norway, Liechtenstein, and Iceland), and countries that have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and (risk) class of the product but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent organization designed by an EU country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a notified body in one member state of the European Union, the EEA or a country that has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. European Standardization Committees and the International Organization for Standardization, or ISO, have promulgated voluntary harmonized standards. Compliance with applicable standards establishes the presumption of conformity with the essential requirements for a CE Marking.

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

On May 25, 2017, the EU passed the Medical Devices Regulation (Regulation 2017/745) entered into force, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, regulations are directly applicable (i.e., without the need for adoption of EEA member state laws implementing them) in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation was however originally intended to become applicable three years after publication, and in April 2020 such transition period was extended by the European Parliament and the Council of the EU by an additional year – until May 26, 2021. Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once applicable, the new regulations will among other things:

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

•

set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•

strengthened the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.

Following the end of the “Brexit” Transition Period, from 1 January 2021 onwards, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) will be responsible for the UK medical device market. The new regulations will require medical devices to be registered with the MHRA (but manufacturers will be given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK will need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. By July 1, 2023, in the UK (England, Scotland, and Wales), all medical devices will require a UKCA (UK Conformity Assessed) mark but CE marks issued by EU notified bodies will remain valid until this time. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK.

Several member states of the EEA have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.

In Israel, the Medical Equipment Law generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. All of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations expiring on January 31, 2021. We have applied for extensions as required to maintain active registrations.

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

As an Israeli headquartered company, we are subject to the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017 Further, in the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection and advertising laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

In the European Union and the EEA, the GDPR imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU and EEA member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and EEA member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the new data protection rules imposed by GDPR, we may be required to put in place additional mechanisms ensuring compliance. Further, from January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. Currently there is a four to six-month grace period agreed in the European Union and UK Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. However, it is not clear whether (and when) an adequacy decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, on July 16, 2020, the CJEU invalidated the Privacy Shield under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. We rely on a mixture of mechanisms to transfer personal data from the EEA to the United States, and could be impacted by these recent developments, which may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S.

Corporate and Social Responsibility

Our management has decided to provide corporate social responsibility reporting in 2020 as a result of increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, Chinese NMPA (previously Chinese FDA), ISO, as well as international GMP standards.

Our mission is to develop and produce innovative, life-changing technologies to enable patients to become their ‘best possible self’, in the safest and most effective manner. Our commitment to CSR topics complements InMode’s core values to provide the ultimate in customer care and support.

The SASB (Sustainability Accounting Standards Board) Sustainability Accounting Standard for Medical Equipment and Supplies has identified six Sustainability Disclosure Topics and Accounting Metrics. We have chosen to report on the topics of Product Safety and Supply Chain Management as they reflect our focus on manufacturing and delivering high-quality, and extremely safe medical devices. The report will also highlight our impact on the local economies in government-designated development areas in the periphery where we work with contract suppliers and subcontractors.

This report will specifically focus on our primary assembly and manufacturing facilities, located in Israel, the company’s headquarters. Further information on our corporate social responsibility efforts is available on our website. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

Management Discussion

This management discussion will cover briefly the remaining four topics in the SASB.

Affordability & Pricing - InMode is a public company, as such, responsibility to its shareholders is a primary goal guiding the company’s business practices. Profitability and gross margin are significant considerations for management when determining the prices our products. Our customers are plastic surgeons, aesthetic surgeons, dermatologists, gynecologists and ear, nose and throat physicians. Our procedures are voluntary, are not covered by health insurance, and are paid out-of-pocket by the patient. The company’s product configuration and pricing policies are designed to enable customers to attain profitability, achieve a relatively quick return-on-investment, or ROI, and provide services to their patients at reasonable costs. This business model is in contrast to the competition, where some companies pricing scheme includes a ‘pay-per-click’ model where physicians pay a fee based on each use of the device, in addition to paying for disposables. The absence of an extra fee for use of the platform translates into improved ROI for our customer, and can be passed on to the patient for a more reasonable cost of the aesthetic procedure.

Ethical Marketing - We focus on developing, manufacturing and marketing products that are safe, efficient, and provide superior results is integrated into all of the company’s marketing messages. We invest significant resources in clinical marketing, and in the publication of clinical articles, based on actual data from leading surgeons. An important issue in the aesthetic industry is the use of before and after photos showing the actual effect of the procedures.

Product Design & Lifecycle Management - We are a technology-driven company with the mission to develop innovative and life-changing technologies. Led by InMode Chief Technology Officer, Dr Michael Kreindel, the research and development process occurs in parallel with the regulatory path.

Business Ethics - As a publicly traded company, We adhere to strict business ethics and are obligated to comply with SEC reporting requirements.

Product Safety

As a manufacturer of medical devices, our management approaches the issue of product safety as a high priority. Management is aware that product defects may carry liabilities, especially in the field of medical health and well-being. Working with our clinical biologists, mechanical and electrical engineers, and clinical investigators, we design our products with safety features designed built-in.

Built-in Safety Features

Safety features are built in to the products even before the product design parameters are finalized. As a result of our dedication to developing and manufacturing safe and effective products, we report that, to our knowledge, there have been no serious adverse events for any of our products.

We have developed the ACE Technology to assure patient safety for all of our products. The ACE Technology was developed by us to safely optimize the peak energy emitted by the radiofrequency devices. The ACE Technology involves three stages:

ACQUIRE - Smart RF temperature sensors built into the handpiece reads skin temperature 1000x per second to acquire therapeutic skin contraction temperature without overheating. Measurements are clearly displayed on the system’s control screen and audible indicators alert the operator to critical changes in the temperature and impedance profile in real time.

CONTROL - This feature is a proprietary software algorithm that allows the clinician unprecedented safety and control by providing programmable “CUT-OFF” temperature between 35°C - 43°C.

EXTEND - Clinical evidence indicates that prolonged exposure at (41°C - 43°C) is advantageous for skin tightening. This feature provides practitioners with the confidence to expose patients’ skin and adipose tissue to clinically therapeutic temperatures for as long as necessary, without the risk of adverse incidents.

Our newest platforms, Evoke and Evolve, a hands-free solution for body shaping for the body and facial areas includes a unique safety button, enabling immediate cessation of product operation.

Supply Chain Management

Since 2010, we have launched nine product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, Evolve, Evoke and Morpheus8. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

Our management has made a strategic decision to work with approved Tier 1 sub-contractors and contract manufacturers locally in the understanding that their manufacturing expertise will assure continuous supply of high-quality product. Our supply chain and audit program ensures traceability and is essential to protect patients’ health and retain corporate value.

Our Quality Management System (QMS)

As a manufacturer of medical devices, we are required to participate in a physical bi-annual audit process for 100% of our products to fulfill regulatory requirements in the United States, Canada, Brazil, EU and Australia. The audit covers regulatory requirements for medical device manufacturers, and includes the ISO 13485:2016 requirements for a Quality Management System (“QMS”). Additionally, we have regulatory approvals received or are in process for our products in different countries around the world, such as China, Japan, Taiwan, Thailand. The annual audit is performed by DEKRA, independent auditors.

As our primary market is the United States, all of our products are usually first approved for marketing by the FDA. In accordance with FDA regulations, all of our products first undergo pre-approval inspection before going to market with a new product.

Regulatory approval for a product is given by the FDA for the design, production, labeling, promotion, manufacturing, and testing of our products. Regulatory approval is maintained by bi-annual audits, including a routine inspection of our facility, together with the manufacturing facilities of Flex and Medimor, our primary contract manufacturers, and a strict review of all enforcement policies.

Our Tier 1 Suppliers

We manufacture our products in four main facilities: Flex Ltd, B.Y. Medimor Ltd, Resonetics Israel Ltd , and in-house. Based on purchasing, Medimor supplies 40% of our product platforms and handpieces, Flex Ltd provides 22% of our product platforms and handpieces, InMode in-house manufacturing provides 22% of our product, Resonetics provides 15% of our product, and the remaining percentage is made up of an assortment of suppliers. In addition to audits by DEKRA, InMode’s notified body, these subcontractors are also audited by us to ensure quality control of the manufacturing processes, together with final product at their facilities.

One supplier, Resonetics, manufactures all of our minimally invasive handpieces. In addition to audits by DEKRA, our notified body and third-party auditor, this supplier is also audited by us to assure quality control of the manufacturing processes, together with final product at their facilities.

Flex Ltd (Migdal HaEmek, Israel)(“Flex”) - Flex Ltd provides us with a turnkey contract manufacturing solution. In this role, the company performs logistics, purchasing, material planning, production engineering, production, testing and supply of complete electronic systems.

Flex Ltd operates within ISO 13485:2016 manufacturing regulations and participates in annual audits. The contractor manufactures the following InMode systems and is responsible for approximately 22% of our manufacturing outputs.

B.Y. Medimor Ltd. (Tiberias, Israel) (“Medimor”) - Medimor provides us with logistics, purchasing, material planning, production engineering, production, testing and supply of components for disposables, and applicators. The contractor manufactures the following InMode systems and is responsible for approximately 40% of our manufacturing outputs. Medimor operates within ISO 13485:2016 manufacturing regulations and participates in annual audits.

Resonetics Israel Ltd.(Or Akiva, Israel) (“Resonetics”) - This supplier provides logistics, purchasing, material planning, production engineering, production, testing and final assembly of the company’s minimally invasive handpieces. Resonetics provides 15% of our manufacturing outputs.

Traceability efforts within the Distribution Chain

We are a medical device manufacturer, and require FDA approval for all of our products, and as such, are obligated to maintain traceability within the distribution chain. The InMode QMS as approved by the FDA mandates procedures of traceability and records from the MFG and traceability within the distribution chain, such that sales records shall be included.

This includes written procedures for traceability of components, assemblies, subassemblies, and final product, including distribution and sales records for every product sold.

Traceability in the Manufacturing Process

We manufacture platforms, applicators, handpieces, and disposable tips, and maintains a small inventory of spare parts. A ‘History File’ is prepared for each product, and includes a cover page with product label, process tag, subsystem history and fault history.

Traceability from the manufacturer to the end user

Our advanced ERP software (MFG from QAD) controls and monitors the entire manufacturing and distribution process.

Choosing local suppliers - InMode as an engine for local economic development

The State of Israel has established designated “Development A” areas in the periphery as a national priority for economic development and provides financial incentives to high technology companies that establish their headquarters in these locations. For this reason, InMode has been established in centrally located Yokneam, a designated “Development A” area in the periphery. In light of this government incentive, whenever possible, the Company chooses suppliers and contractors that are also located in the periphery, and together the companies create a local ecosystem of growth in priority areas for development.

Two suppliers, Flex and Medimor, provide 90% of our manufacturing capabilities, and were specifically chosen as suppliers due to their locations in “Development A” designated areas. Supporting local industry in the periphery is a core value for the company and is reflected in the choice of these Tier 1 suppliers, even while comparable companies in central Israel may have been “cheaper.”

Our focus on the use of local suppliers, especially these Tier 1 suppliers who manufacturer 90% of our products, significantly reduces air and sea transportation of components, parts, and finished product from abroad, significantly reducing transportation expenses, and associated environmental considerations.

Risks associated with the use of materials

Our products are manufactured by our suppliers according to ISO regulations for quality control and according to ROHS (Restriction of Hazardous Substances in Electrical and Electronic Equipment) Directive 2011/65/EU of the European Parliament and of the Council of 8 June 2011 on the restriction of the use of certain hazardous substances in electrical and electronic equipment (recast). Certificates can be provided. Our two main contract suppliers perform redundancy operations and serve as mutual second sources. Our inventories are monitored using an advanced ERP system, assuring consistent supply of materials to the contractors and suppliers. Our products do not include any conflict minerals in the process (tin, tantalum, gold, tungsten).

People and Community Engagement

People

We currently have 311 employees, located throughout the world. There are 62 employees at our headquarters in Yokneam and 211 employees in North America, our largest market. The remaining employees are located in our subsidiaries around the world.

Community Involvement

We are involved in two ongoing volunteer projects in Yokneam, where the Company is located. We have adopted the local Senior Club, and provides ongoing support to the seniors, especially on holidays. Employees and management donate time and resources to prepare and deliver gift baskets and holiday treats.

Together with this important project, we regularly support ‘special projects’ in the Yokneam community, such as providing backpacks at the start of the school year for underprivileged students.

We are involved with an exciting project in robotics with the country’s high school students. Moshe Mizrahy, InMode’s CEO has personally become involved with the RoboActive group from the Zinman High School in Dimona, Israel. The city of Dimona, located in the southern part of Israel, is one of Israel’s lowest income cities. We have supported the robotic team of the Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring, and experience in designing electromechanical devices. The RoboActive Group from Dimona has won awards in 2017, 2018, and 2019.

C. Organizational Structure

Our significant subsidiaries, the countries of their incorporation/residence and proportion of ownership interest are as follows:

Name	Jurisdiction of Incorporation	Percentage Ownership
Invasix Inc.	Delaware, USA	100%
Invasix Corp.	Canada	100%
InMode M.D. Ltd.	Israel	100%
Invasix UK Ltd.	United Kingdom	51%
InMode Japan KK	Japan	100%
Invasix Iberia S.L.	Spain	100%
Guangzhou InMode Medical Technology Ltd.	China	100%
InMode Asia Limited.	Hong Kong	100%
InMode India Private Limited	India	100%
InMode Australia Pty Ltd	Australia	100%
IMD France EURL	France	100%

D. Property, Plants and Equipment

We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2021. In January 2019 and February 2020, we signed a supplemental lease agreement, expanding our headquarters in Israel. We currently lease approximately 18 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $35 thousand.

Our U.S. subsidiary leases an approximately seven thousand -square feet facility in Lake Forest, California pursuant to a lease that expires in August 2022. Our current monthly rent payment is approximately $10 thousand.

In August of 2020, our U.S. subsidiary, signed a new leasing agreement, for an approximately 24 thousand - square feet facility located in Orange County, California, to support our expanding operations in the U.S. The new lease agreement is for seven years and four months and occupation of the new facility will commence beginning in March or April of 2021. Monthly rent payment will begin at approximately $25 thousand.

Our Canadian subsidiary leases approximately six thousand square feet facility in Richmond Hill, Ontario pursuant to a lease that expires in June 2022 in consideration for a current monthly rent payment of approximately $6 thousand.

From time to time, we also lease small properties, mainly for offices for subsidiaries around the world which range for periods of up to 3 years. In February 2020, our subsidiary in Australia signed a new lease agreement for its offices that expires in January 2023.

We believe our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop, manufacture and commercialize innovative, energy-based, non-invasive, minimally-invasive surgical aesthetic and medical treatment solutions. Since 2010, we have launched nine product platforms (BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, Evolve, Evoke and Morpheus8) that we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs.

As of December 31, 2020, we had a global installed base of approximately 7,250 product platforms capable of running various multi-use applicators and minimally-invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2020, we derived approximately 90% of our revenues from the sale of medical aesthetic products and approximately 10% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past four years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2020 and 2019 we derived approximately $127.4 million, or 62% and $123.6 million, or 79%, respectively, of our total revenues from the sale of minimally-invasive platforms, we derived approximately $65.3 million, or 32% and $13.2 million, or 9%, respectively, of our total revenues from the sale of hands-free platforms and approximately $13.4 million, or 6% and $19.5 million, or 12%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 2020, in growth of $3.8 million, or 3% and $52.1 million, or 392% in revenues from the sale of minimally-invasive platforms and hands-free platforms, respectively, as appose to decrease of $6.1 million, or 31%, and non-invasive platforms. In the future, we expect that revenues from the sale of minimally-invasive platforms and hands-free platforms will continue to be a major contributor to our revenues. We anticipate that the platforms that are currently under development will contribute to our growth in revenues in 2021..Results for the year ended December 31, 2018 are provided in the consolidated financial statements and notes filed with this report on Form 20-F beginning on page F-1.

We sell our products directly in the United States, Canada, United Kingdom, Spain, France, Australia and India, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
Geographic region	2020	2019
United States	73%	79%
International (non-U.S.)	27%	21%
Total	100%	100%

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

Research and Development Expenses

Our research and development expenses consist of salaries and personnel-related expenses, including share-based compensation expenses, for our employees that are primarily engaged in research, development and engineering activities. Our research and development expenses also include regulatory-related costs and expenses, external engineering fees, materials used and other overhead expenses that are incurred in connection with the design and development of our products. For further details with respect to government regulations we are subject to, see “Item 4B. Information on the Company-Business Overview-Government Regulations.” We expense all of our research and development costs as incurred. While we do not track our research and development spending by technology, product or application, we do expect that our overall research and development costs will increase in absolute dollars in the future as we develop more products and technologies. We expect research and development expenses as a percentage of our total revenue to vary over time depending on the level and timing of initiating new product development efforts.

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

Our facilities in Israel were granted the status of “Benefited Enterprise” that provides us with a ten-year corporate tax exemption for undistributed income, provided that we meet certain conditions, including that the production of all of our products, directly or through subcontractors, is performed in Israel. The first year in which we were exempted from Israeli corporate tax was 2012 with the ten-year eligibility period of tax exemption expected to terminate in 2021. Starting from 2022, the Company’s corporate tax rate is expected to be between 7.5% to 9%, under the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Actual results could differ from those estimates.

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

Product revenue

Revenues from product sales are recognized when the customer obtains control over our product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Variable consideration includes price concessions related to installment sales contracts and other price concessions related to COVID-19. We estimate variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

More information regarding revenue recognition is discussed in Note 2p in our consolidated financial statements.

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC 718”) which requires that all share-based payments to employees and non-employees be recognized in our consolidated statements of income based on their fair values. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period. The fair value of each share-based payment granted is estimated using the Binomial Model. We estimate forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.

We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach. Performance-based option expenses are calculated based on the options valuation at the grant date, and recognized based on the probability of achieving those targets. We asses at what scale can the performance targets be reached at each balance sheet date, and expenses are recognized accordingly. We classify these amounts in our consolidated statements of income based on the department to which the related employee and non-employee reports.

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

More information regarding marketable securities is discussed in Note 2g in our consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

We maintain an allowance, or reserve, for doubtful accounts based upon known collectability issues. We review the accounts receivable on a periodic basis and records an allowance when there is doubt as to the collectability of individual balances during the period in which such loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. While our credit losses have historically been within our expectations and the allowances established, we may not continue to experience the same credit losses that we have in the past, which could cause our provisions for doubtful accounts to increase. We work to mitigate bad debt exposure through our credit evaluation policies and geographical dispersion of sales.

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

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2020		2019
	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	206,107	100	156,361	100
Cost of revenues	30,849	15	20,238	13
Gross profit	175,258	85	136,123	87
Operating expenses:
Research and development	9,467	5	5,699	3
Sales and marketing	86,532	42	66,848	43
General and administrative	6,418	3	3,958	3
Total operating expenses	102,417	50	76,505	49
Income from operations	72,841	35	59,618	38
Finance income, net	3,291	(2)	2,423	(2)
Income before taxes	76,132	37	62,041	40
Income taxes	1,107	1	883	1
Net income	75,025	36	61,158	39
Add: Loss (net income) attributable to non-controlling interests	5	0	(13)	0
Net income attributable to Inmode Ltd	75,030	36	61,145	39

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Revenues

Our revenues increased by approximately $49.7 million, or 32%, to approximately $206.1 million for the year ended December 31, 2020, compared to approximately $156.4 million for the year ended December 31, 2019. This increase was primarily attributable to a $52.1 million increase in sales of our hands-free platforms that were introduced in late 2019, as well as the expansion of our direct sales organization by 27%.

Our revenues in the United States increased by approximately $25.3 million, or 20%, to approximately $149.5 million for the year ended December 31, 2020, compared to approximately $124.2 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in revenues of our hands-free platforms that were introduced in late 2019 in the amount of $46.0 million, as well as the expansion of our direct sales organization in the United States by 24%, which was offset by a $20.7 million decrease in sales of other platforms.

Our revenues outside of the United States increased by approximately $24.4 million, or 76%, to approximately $56.6 million for the year ended December 31, 2020, compared to approximately $32.2 million for the year ended December 31, 2019. This increase was primarily driven by an increase in revenues in Asia of $11.2 million as result of new distributors and the establishment of a subsidiary in Australia at the end of 2019, an increase of $5.7 million in Europe due to an increase of distributors and of the sales team in the region and an increase of $4.9 million in Canada due to an increase in patients and physicians.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2020, increased by approximately 46% compared to the year ended December 31, 2019. This increase was primarily attributable to the growth in our installed platform base by 2,450 platforms, as well as patients and physicians becoming more familiar with our products.

Cost of revenues

Our cost of revenues increased by approximately $10.6 million, or 52%, to approximately $30.8 million for the year ended December 31, 2020, compared to approximately $20.2 million for the year ended December 31, 2019. This increase was primarily due to increased costs to purchase manufactured products to support the higher sales volume in the amount of $7.9 million and increase in operations team expenses in the amount of $1.2 million. Our gross margin decreased to approximately 85% for the year ended December 31, 2020, compared to approximately 87% for the year ended December 31, 2019, primarily due to an increase in higher percentage of revenues derived from sales through distributors which had increased by 109% in 2020.

Research and development expenses

Our research and development expenses increased by approximately $3.8 million, or 66%, to approximately $9.5 million for the year ended December 31, 2020, compared to approximately $5.7 million for the year ended December 31, 2019. This increase was primarily attributable to increased costs of share-based compensation in the amount of $2.1 million, as well as increase in cost of materials and sub-contractors used in research and development activities in the amount of $1.3 million.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately $19.7 million, or 29%, to approximately $86.6 million for the year ended December 31, 2020, compared to approximately $66.9 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in shared based-compensation in the amount of $8.2 million and approximately $8.6 million of costs relating to the expansion of our direct sales organization.

General and administrative expenses

Our general and administrative expenses increased by approximately $2.5 million, or 62%, to approximately $6.4 million for the year ended December 31, 2020, compared to approximately $3.9 million for the year ended December 31, 2019. This increase in the amount of $0.9 million was primarily attributable to an increase in legal costs and expenses and professional services associated with the company being public, increased costs associated with our product liability and directors’ and officers’ liability insurance policies in the amount of $0.6 million, and an increase in share-based compensation in the amount of $0.5 million.

Finance income, net

Our finance income, net was approximately $3.3 million for the year ended December 31, 2020, compared to approximately $2.4 million for the year ended December 31, 2019. This increase in finance income, net was primarily attributable to an increase in changes in foreign currency translation in the amount of $0.7 million, and an increase in interest income from our growing portfolio of investments in government bonds and corporate debt securities and short-term bank deposits in the amount of $0.4 million.

Income taxes

Our income taxes increased by approximately $0.2 million, or 25%, to approximately $1.1 million for the year ended December 31, 2020, compared to approximately $0.9 million for the year ended December 31, 2019. In 2020, the tax benefit derived from our “Benefited Enterprise” status was approximately $16.7 million, which represents approximately 22% of our income before taxes.

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

	2020				2019
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Revenues	$75,187	$59,714	$30,765	$40,441	$47,002	$40,010	$38,797	$30,552
Cost of revenues	10,575	9,395	4,695	6,184	6,045	5,047	4,875	4,271
Gross profit	64,612	50,319	26,070	34,257	40,957	34,963	33,922	26,281
Operating expenses:
Research and development	2,260	1,959	1,816	3,432	1,587	1,329	1,584	1,199
Sales and marketing	25,239	23,758	14,536	22,999	20,127	16,726	15,898	14,097
General and administrative	1,673	1,309	1,613	1,823	1,265	927	713	1,053
Total operating expenses	29,172	27,026	17,965	28,254	22,979	18,982	18,195	16,349
Income from operations	35,440	23,293	8,105	6,003	17,978	15,981	15,727	9,932
Finance income, net	1,228	798	636	629	1,159	479	382	403
Income before taxes	36,668	24,091	8,741	6,632	19,137	16,460	16,109	10,335
Income taxes	598	207	161	141	165	267	274	177
Net income	$36,070	$23,884	$8,580	$6,491	$18,972	$16,193	$15,835	$10,158

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $79.7 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

In September 2020, we approved a share repurchase program of up to 1 million ordinary shares, to be purchased out of the Company's cash reserve and to be paid solely from our IPO proceeds. As of December 31, 2020, we purchased 393,441 shares in the amount of $17.2 million.

As of December 31, 2020, we had working capital of approximately $254.6 million, and our primary source of liquidity was approximately $260.5 million in cash and cash equivalents, marketable securities and bank deposits.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2020	2019
Net cash provided by (used in):	(in thousands)
Operating activities	$79,225	$62,206
Investing activities	(43,305)	(112,452)
Financing activities	(12,442)	70,173
Effects of exchange rate changes on cash	733	79
Net increase in cash and cash equivalents	$24,211	$20,006

Net Cash Provided by Operating Activities

For the year ended December 31, 2020, our net cash provided by operating activities was $79.2 million. The primary reason for net cash provided by operating activities was the net profit of $75.0 million. The outflow from operating assets and liabilities in the amount of $10.6 million was primarily due to an increase of $4.4 million in accounts receivable due to an increase in sales through distributors, $5.6 million in inventory to meet growth in anticipated sales, and a decrease of $5.6 million in contract liability, offset by an increase in other liabilities of $4.8 million, primarily in employee and related expenses due to expansion of our direct sales organization. Additionally, our net profit for the year ended December 31, 2020, included $14.8 million in non-cash expenses primarily comprised of share-based compensation expense.

For the year ended December 31, 2019, our net cash provided by operating activities was $62.2 million. The primary reason for net cash provided by operating activities was the net profit of $61.1 million. The inflow from operating assets and liabilities in the amount of $0.5 million was primarily due to an increase of $2.4 million in inventory to meet growth in anticipated sales and decrease of $10.0 million in accrued contingencies due to payment of settlement agreement entered into in January 2019, offset by increase of $9.7 million in contract liability due to increase of new contract issued in 2019. Additionally, our net profit for the year ended December 31, 2019, included $0.5 million in non-cash expenses primarily comprised of share-based compensation expense, offset by finance income and change in deferred income taxes.

As we expect our revenues to continue to grow, we anticipate our accounts receivables, inventory and accounts payable will similarly continue to grow, including our available working capital.

Net Cash Used in Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $43.3 million, which primarily related to short-term bank deposits and marketable securities of $225.4 million, and capital expenditures of $0.5 million. These outflows were partially offset by inflows of $182.5 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2019, net cash used in investing activities was $112.5 million, which primarily related to short-term bank deposits and marketable securities of $213.2 million, and capital expenditures of $0.7 million. These outflows were partially offset by inflows of $102.1 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Provided by Financing Activities

For the year ended December 31, 2020, net cash used in financing activities was $12.4 million, which consisted of $17.2 million outflow as part of our share repurchase program. This outflow was partially offset by inflow of $4.8 million related to proceeds from the exercise of options.

For the year ended December 31, 2019, net cash provided by financing activities was $70.2 million, which consisted of $69.8 million net proceeds of our initial public offering and $0.4 million related to proceeds from the exercise of options.

Research and Development, Patents and Licenses

For a description of the Company’s research and development policies, see “Item 4B.-Information on the Company-Business Overview-Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Off-Balance Sheet Arrangements

As of December 31, 2020, we have not engaged in any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	($) (in thousands)
Operating lease (including imputed interest)	1,270	896	374	–	–
Subcontracting agreements	9,585	9,585	–	–	–

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2aa in our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F.

Name	Age	Position
Moshe Mizrahy	68	Chief Executive Officer and Chairman of Board of Directors
Yair Malca	43	Chief Financial Officer
Dr. Michael Kreindel	54	Chief Technology Officer and Director
Shakil Lakhani	38	President, North America
Dr. Spero Theodorou, M.D.	49	Chief Medical Officer
Dr. Hadar Ron, M.D.(1)(2)	61	Director
Bruce Mann(1)(2)	86	Director
Dr. Michael Anghel(1)(2)	82	Director

(1) Member of Audit Committee

(2) Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Easy-Lap Ltd, O.B.-Tools Ltd., Urifer Ltd., Easy Notes Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., M.N. Business Strategy Ltd., Himalaya Family Office Advising Ltd., and Polimer Logistics (Israel) Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Dr. Michael Anghel. Dr. Michael Anghel became a director of the Company in August 2019. Dr. Anghel has served on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and on Bioline’s Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). He currently serves on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX). Until recently, he served as the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an MBA and Ph.D. in Finance from Columbia University, New York.

Family Relationships

There are no family relationships among any of our directors or officers.

B.Compensation

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

Compensation of Directors and Senior Management

The table and summary below outlines the compensation granted to our five most highly compensated officers with respect to the year ended December 31, 2020. For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2020, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position	Salary (USD in thousands)	Bonus (USD in thousands)	Equity-Based Compensation (USD in thousands)	Total (USD in thousands)
Shakil Lakhani President, North America	$779	$1,275	$1,531	$3,585
Dr. Spero Theodorou, M.D. Chief Medical Officer	$503	$1,120	$1,827	$3,450
Yair Malca Chief Financial Officer	$309	$120	$465	$894
Dr. Michael Kreindel Chief Technology Officer and Director	$217	$-	$-	$217
Moshe Mizrahy Chief Executive Officer and Chairman of Board of Directors	$216	$-	$-	$216

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

Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is canceled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is canceled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of December 31, 2020, we have granted options to purchase a total of 2,091,342 ordinary shares, of which 1,376,245 ordinary shares have been issued upon the exercise of such options and 221,836 options have been expired and forfeited. Under the 2008 ROW Plan, as of December 31, 2020, we have granted options to purchase a total of 9,602,355 ordinary shares, of which 4,933,011 ordinary shares have been issued upon the exercise of such options and 2,030,997 options have been expired and forfeited. As of December 31, 2020, 3,131,608 options are exercisable.

For more information, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

Under the 2018 Incentive Plan, as of December 31, 2020, we have granted options to purchase a total of 2,579,635 ordinary shares, of which 280,606 ordinary shares have been issued upon exercise of such options and 184,182 options have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 1,266,650 options, which we granted during January and February 2020, of which 1,259,150 were canceled and regranted, in March 2020, following repricing of exercise price, and 7,500 were forfeited prior to the repricing of those options.

As of December 31, 2020, 960,576 options are exercisable.

As of December 31, 2020, up to 2,589,000 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2020, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was increased by an additional 800,000 ordinary shares from 1,789,000 to 2,589,000. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors or the compensation committee. In January 2021, we approved the automatic increase in the number of reserved, authorized and unissued ordinary shares available for issuance pursuant to the 2018 Incentive Plan by an additional 800,000 ordinary shares to a total of 3,389,000.

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

C.Board Practices

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

Under our amended and restated articles of association, our board of directors must consist of at least three directors and not more than seven directors. Our board of directors consists of five directors. Our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting (excluding abstentions). Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office of only one class of directors will expire. Each director holds office until the third annual general meeting of our shareholders, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2023; the Class II directors, consisting of Dr. Michael Anghel and Mr. Bruce Mann, will hold office until our annual general meeting of shareholders to be held in 2021; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our annual general meeting of shareholders to be held in 2022.

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

However, under regulations promulgated under the Companies Law, Israeli companies whose shares are traded on stock exchanges such as Nasdaq that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors (provided that in the event that upon the appointment of a certain director all members of the board of directors of the company are from one and the same gender only, a director from the opposite gender will be appointed). As we do not have a controlling shareholder, we have elected to comply with the requirements of Nasdaq with respect to the composition of our board and such committees, and therefore we are exempt from the Companies Law requirements with respect thereto, including the appointment of external directors.

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

Pursuant to regulations promulgated under the Companies Law, if a company adopts a compensation policy in advance of its initial public offering and describes it in its prospectus, then the compensation policy shall be deemed a validly adopted policy and will remain in effect for a term of five years from the date the company becomes a public company. Our compensation policy has been approved by our shareholders and, in accordance with the regulations promulgated under the Companies Law, will be in effect for a period of five years from our initial public offering. In light of revisions to our compensation practices and policies, in January 2020, our Compensation Committee and Board of Directors approved an amended and restated compensation policy, or the Revised Compensation Policy, which was approved by our shareholders at the 2020 Annual General Meeting of the Shareholders. The compensation policy will be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

•

the ratio between the cost of the terms offered and the cost of the employment of other employees of the company, including those employed through outsourcing firms, in particular the ratio between such cost to the average and median salary of such employees of the company;

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

The compensation policy must also include the following principles:

•

with the exception of office holders who report directly to the chief executive officer, determining the link between variable compensation and long-term performance and measurable criteria; however, the company may determine that an immaterial part of the variable components of an office holder's compensation package shall be awarded based on non-measurable criteria, if such amount is not higher than three months' salary per annum, while taking into account such office holder's contribution to the company;

•

the ratio between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of their payment, or in the case of share-based compensation, at the time of grant;

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

Pursuant to our compensation policy, compensation that may be granted to an executive officer may include base salary, an annual bonus, other cash bonuses (such as a signing bonus or special bonus for special achievements, such as an outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement compensation and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 90% of each executive officer’s total compensation package with respect to any given calendar year.

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

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table above under “Item 6A. Directors, Senior Management and Employees-Directors and Senior Management” who is engaged by us is an office holder under the Companies law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder, among other things, to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions. We may approve an act specified above which would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the Company, and the office holder discloses his or her personal interest, including any related material information or document, in a timely manner before the date for discussion of approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate parties of the company entitled to provide such approval, and the methods of obtaining such approval.

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

The office holder must make the disclosure of his personal interest promptly and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty to disclose such information does not apply if the personal interest of the office holder derives solely from the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant, sibling or parent, and the spouse of any of the foregoing.

Approvals of related party transactions. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise and provided that the transaction is in the company’s interest and is performed by the office holder in good faith. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under certain circumstances, shareholder approval may also be required. Generally, a director (and any person in general) who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee, as the case may be, also has a personal interest in the matter then, in such event, all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required for the approval of such transaction. See “-Approval of Related Party Transactions under Israeli Law-Office Holders-Approval of office holders’ compensation”.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval upon certain conditions.

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

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies may be available to the injured shareholder.

In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions.

Exculpation, Indemnification and Insurance of Directors and Officers

Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders, either pursuant to an undertaking made in advance of an event or following an event, to the fullest extent permitted by the Companies Law, the Israeli Securities Law, 5738-1968, or the Securities Law, and the Economic Competition Law, 5748-1988, or the Economic Competition Law, in respect of liabilities, payments and expenses incurred for acts performed and omissions committed as an office holder. Our articles of association also allow us to exculpate, insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

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

An “Administrative Procedure” is defined as a procedure pursuant to Chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or Il (Arrangement to Prevent Procedures or Interruption of Procedures Subject to Conditions) of the Securities Law.

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

D.Employees

As of December 31, 2020, we had 311 employees worldwide, across five departments, including five employees on the executive team, nine employees in finance and administration, 218 employees in sales and marketing, 17 employees in research and development and 62 employees in manufacturing and assembly and supply chain. As of December 31, 2020, 211 of our employees are located in the United States and Canada, 62 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good. As of December 31, 2019 we had 251 employees worldwide, including five employees on the executive team., seven employees in finance and administration, 177 in sales and marketing, 17 in research and development, and 45 employees in manufacturing and assembly and supply chain.

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

While none of our Israeli employees work under any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor Law in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by extension orders issued by the Israeli Ministry of Economy and Industry. These provisions primarily affect such matters as length of working hours and week, recuperation pay, travel expenses, and pension rights with respect to our Israeli employees.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to confidentiality, noncompetition and assignment to us of intellectual property rights developed in the course of their employment or engagement with us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection.

E.Share Ownership

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel(2)	4,147,443	10.48%
Moshe Mizrahy(3)	4,847,345	12.25%
Dr. Hadar Ron(4)	100,700	*
Bruce Mann(5)	26,835	*
Dr. Michael Anghel (6)	11,250	*
Yair Malca(7)	100,183	*
Shakil Lakhani(8)	719,846	1.82%
Dr. Spero Theodorou(9)	674,697	1.71%
Total for all directors and executive officers as a group (8 persons)	10,628,299	26.86%

*	Represents less than 1.0%.

(1)

Percentage ownership is based on 37,783,777 ordinary shares outstanding (excluding treasury shares) as of December 31, 2020, and options to purchase 1,783,617 ordinary shares exercisable within 60 days of December 31, 2020, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions-Major Shareholders”).

(2)	Consists of 4,147,443 ordinary shares.

(3)	Consists of 4,847,345 ordinary shares.

(4)

Consists of 89,450 ordinary shares and options to purchase 11,250 ordinary shares exercisable within 60 days of December 31, 2020, with an exercise price of $14. These options expire on August 13, 2026.

(5)	Consists of 26,835 ordinary shares.

(6)	Consists of options to purchase 11,250 ordinary shares exercisable within 60 days of December 31, 2020, with an exercise price of $14. These options expire on August 13, 2026.

(7)

Consists of 73,519 ordinary shares options to purchase 26,664 ordinary shares exercisable within 60 days of December 31, 2020, with an exercise prices of $19.69. These options expire on March 15, 2027.

(8)

Consists of options to purchase 344,500; 195,896; 89,450 and 90,000 ordinary shares exercisable within 60 days of December 31, 2020, with respective exercise prices of $0.56, $0.56, $7.49 and $19.69. These options expire on February 16, 2024; June 1, 2024; January 7, 2026 and March 15, 2027, respectively.

(9)

Consists of options to purchase 26,835; 2,730; 412,012 53,670; 89,450 and 90,000 ordinary shares exercisable within 60 days of December 31, 2020, with respective exercise prices of $0.56, $056, $0.56, $6.32; $7.49 and $19.69. These options expire on April 4, 2024; February 16, 2024; June 1, 2024; September 17, 2025; January 7, 2026 and March 15, 2027, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentages for table below are based on 37,783,777 ordinary shares (excluding treasury shares) outstanding as of December 31, 2020, and options to purchase 1,783,617 ordinary shares exercisable within 60 days of December 31, 2020, of our officers, directors and major shareholders (see “Item 6E. Directors, Senior Management and Employees-Share Ownership”).

As of January 15, 2021, we have approximately 20,893 shareholders of record of our ordinary shares, approximately 19,745 of which are U.S. persons. These U.S. persons hold approximately 28.5% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number of Ordinary Shares	Percentage

SpaMedica International SRL(1)	4,436,720	11.21%

(1)

SpaMedica International SRL is wholly-owned by The SMFT Trust (The Stephen Mulholland Family Trust), a Barbados trust that is wholly owned by Stephen Mulholland and controlled and managed by its independent trustee. Stephen Mulholland has voting and dispositive rights over the ordinary shares beneficially owned by SpaMedica International SRL and therefore may be deemed to beneficially own such ordinary shares. The shareholder’s registered business address is Suite 203, Building No. 8, Harbour Road, Bridgetown, St. Michael, Barbados W.I. BB11145. The beneficial ownership includes options to purchase 339,910 our ordinary shares within 60 days of the date of this Annual Report on Form 20-F.

B.Related Party Transactions

Relationship with Home Skinovations Ltd.

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

Service Agreements

We receive certain services from, and provides certain services to, Home Skinovations. We do not consider these services to be material. The services include mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $82 thousand for the year ended December 31, 2020, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $379 thousand for the year ended December 31, 2020, for these services.

Relationship with SpaMedica International SRL

We receive certain marketing services from SpaMedica International SRL, one of our shareholders, and its related party, SpaMedica Corp. We recorded expenses related to those services in the amount of $307 thousand for the year ended December 31, 2020.

Relationship with Himalaya Family Office Consulting Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, is a minor shareholder and board member of Himalaya Family Office Consulting Ltd., a company engaged in providing global investment portfolio management and risk management & analysis services.

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $94 thousand for the year ended December 31, 2020.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and other Financial Information

See “Item 18. Financial Statements”.

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

B.Significant Changes

Since December 31, 2020, no significant changes have occurred.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “INMD” since August 8, 2019. Prior to that date, there was no public trading market for our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares trade on the Nasdaq Global Select Market under the symbol “INMD”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Articles of Association

The information set forth in our prospectus dated August 7, 2019, filed with the SEC pursuant to Rule 424(b), under the heading “Description of Share Capital” is incorporated herein by reference.

C.Material Contracts

For agreements with related parties, see “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions”.

D.Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under “Item 10E. Additional Information — Taxation”.

E.Taxation

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

Material Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation which has not yet been subject to judicial or administrative interpretation, we cannot assure you that Israeli governmental and tax authorities or the Israeli courts will accept the views expressed below. The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

Tax Benefits Under the 2005 Amendment

An amendment to the Investment Law, which became effective as of April 1, 2005, or the 2005 Amendment, changed certain provisions of the Investment Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise”. Prior to the 2005 Amendment, investment programs under the Investment Law were called “Approved Enterprises”. According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, in its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

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

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to income attributable to its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, known as Development Zone “A,” in which case the rate is currently 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority, allowing for a reduced tax rate. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or non-Israeli residents (individuals and corporations), withholding tax would apply when distributing the dividend to such individuals or non-Israeli residents).

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, our corporate tax rate is expected to be between 7.5% to 9%.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as an Israeli-resident company, incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3a of the Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

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

Capital Gains Taxes Applicable to Israeli Resident and Non-Israeli Resident Shareholders

Capital gains tax is imposed on the sale of capital assets by an Israeli resident and on the sale of such assets by non-Israeli residents if those assets are either: (i) located in Israel, (ii) shares or rights to shares in Israeli resident companies, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under Israeli tax law or unless a treaty between Israel and the country of the nonresident provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. You should consult with your own tax advisor as to the method you should use to determine the Inflationary Surplus. Inflationary Surplus is not subject to tax in Israel.

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

For example, pursuant to the Convention Between the Governments of the United States and Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iv) the capital gains arising from such sale, exchange or disposition can be allocated to a permanent establishment of the shareholder in Israel, under certain terms or (v) such person is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant tax year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

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

For example, under the U.S.-Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the U.S.-Israel Treaty): (i) with regard to a dividend distributed from income which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Preferred Technology Enterprise or Special Preferred Technology Enterprise, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends - the maximum tax rate of withholding is 12.5% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, (ii) with regard to a dividend distributed from income derived from an Approved Enterprise/Benefited Enterprise/Preferred Enterprise under the Investment Law, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate of withholding 15% will be applicable if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 661,600 for 2020), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in our ordinary shares by U.S. Holders who hold the ordinary shares as capital assets for U.S. federal income tax purposes, (generally, property held for investment). As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who, for U.S. federal income tax purposes, is or is treated as any of the following:

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this prospectus. These sources may change and are open to differing interpretations, possibly with retroactive effect in a manner that could adversely affect a U.S. Holder. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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

Distributions Paid on the Ordinary Shares

We have never paid cash dividends on our ordinary shares and we do not anticipate distributing cash or other dividends on our ordinary shares in the foreseeable future. Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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

A corporation organized outside of the United States, or a non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the Internal Revenue Service, or IRS, has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion below under “- Passive Foreign Investment Company Considerations,” if the U.S.-Israel Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Disposition of Ordinary Shares

Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2020, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2021 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we must generally continue to be treated as a PFIC by such U.S. Holder for all succeeding years during which such U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and such U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ordinary shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that the ordinary shares will be “marketable stock” for purposes of the mark-to-market election. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. Holder, the excess of the fair market value of ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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

Information Reporting and Back-up Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “- Passive Foreign Investment Company Considerations,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 81%, 83% and 84% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have performed an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), of the effectiveness of our disclosure controls and procedures that are designed to provide a reasonable level of assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on our evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report are effective in ensuring that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2020 based on the criteria established in the Internal Control-Integrated Framework (2013).

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020, appearing under “Item 18. Financial Statements” on page F-1 of this Annual Report on Form 20-F.

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

	Year ended December 31,
	2020	2019
	USD, in thousands
Audit fees(1)	315	230
Audit-related fees(2)	–	–
Tax fees(3)	23	24
Other fees	–	–
Total	338	254

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

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Listing Rules and Home Country Practices

Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under the Companies Law and are required to comply with various corporate governance requirements relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. This is the case even if our ordinary shares are not listed on the Tel Aviv Stock Exchange, which our ordinary shares are not expected to be. These requirements are in addition to the corporate governance requirements imposed by Nasdaq rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of Nasdaq rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

In accordance with Israeli law and practice and subject to the “home country practice exemption” set forth in Rule 5615 of the Nasdaq rules, we follow the provisions of the Companies Law, rather than the Nasdaq requirements, with respect to the following requirements:

•

Quorum. As permitted under the Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting rights in the Company (and in an adjourned meeting, with some exceptions, at least one shareholder holding any number of the voting rights in the Company), instead of 33 1/3% of the issued share capital required under Nasdaq rules. A proxy may be deemed to be two (2) or more shareholders pursuant to the number of shareholders represented by the proxy holder.

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

4.8

Turn-Key Manufacturing Agreement, dated April 1, 2011, by and between Invasix Ltd. and Flextronics Israel Ltd. (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333¬232615) filed with the SEC on July 29, 2019).

4.9

Turn-Key Manufacturing Agreement, dated November 7, 2013, by and between Invasix Ltd. and STI Laser Industries Ltd. (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 29, 2019).

4.10

Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith)

4.11

Founders Memorandum of Understanding dated March 4, 2014, by and between Invasix Ltd. and Wigmore Medical Limited (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.12

Compensation Policy (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on February 18, 2020). Amended and Restated Compensation Policy dated April 2, 2020 (filed herewith).

4.13

Share Exchange Agreement, dated November 11, 2020, by and between the Company, The Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Guangzhou InMode Medical Technology Ltd. (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on November 12, 2020).

8.1	List of Subsidiaries (filed herewith)
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934. as amended (filed herewith).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers Inter-national Limited, an independent registered public accounting firm.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

Date: February 10, 2021

INMODE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain Tax Positions

As described in Notes 2 and 13 to the consolidated financial statements, the Company has recorded a provision of $2.9 million for uncertain tax positions as of December 31, 2020. The estimate of the Company’s tax provision relating to uncertain tax positions requires management to assess uncertainties and to make judgments about the application of complex tax laws and regulations. The Company operates on a global basis and is subject to tax laws and regulations mainly in Israel and US, as well as numerous foreign jurisdictions. Accounting for income taxes requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. The Company’s income tax filings are regularly under audit in multiple federal, state, and foreign jurisdictions and income tax audits may require an extended period of time to reach resolution and may result in significant income tax adjustments when interpreting tax laws. As management has further disclosed, changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are the fact that there was significant judgment by management when determining the reserve, including a high degree of estimation uncertainty related to the Israel and US complex tax laws, and potential for significant adjustments as a result of such audits. This in turn led to a high degree of auditor judgment, effort, and subjectivity in performing procedures to evaluate the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax provision for uncertain tax positions is complex and required significant auditor judgment as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to identification and recognition of the provision for uncertain tax positions, controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the provision. These procedures also included, among others, (i) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; (ii) testing the information used in the calculation of the provision for uncertain tax positions, including intercompany agreements, Israel, federal, and state filing positions, and the related final tax returns in Israel and in the US; (iii) testing the calculation of the provision for uncertain tax positions in Israel and in the US; and (iv) utilizing professionals with specialized skills and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized and the application of relevant tax laws.

/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel February 10, 2021

We have served as the Company’s auditor since 2008.

INMODE LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for per share data)

	December 31
	2020	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,938	44,727
Marketable securities (amortized cost of $141,544 and $119,983, respectively)	142,007	120,144
Short-term bank deposits	49,589	28,491
Accounts receivable, net of allowance for doubtful accounts of $672 and $432, respectively	10,499	6,628
Other receivables	3,575	3,810
Inventories	14,983	9,408
T O T A L CURRENT ASSETS	289,591	213,208
NON-CURRENT ASSETS:
Accounts receivable	477	374
Other receivables	2,894	-
Deferred income taxes, net	64	1,899
Operating lease right-of-use assets	1,153	1,369
Property and equipment, net	982	935
Other investments	600	600
T O T A L NON-CURRENT ASSETS	6,170	5,177
T O T A L ASSETS	295,761	218,385

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	6,410	3,702
Contract liabilities	11,900	15,587
Other liabilities	16,720	13,205
T O T A L CURRENT LIABILITIES	35,030	32,494
NON-CURRENT LIABILITIES:
Contract liabilities	1,988	3,813
Other liabilities	2,910	1,494
Operating lease liabilities	358	744
Deferred income taxes, net	-	37
T O T A L NON-CURRENT LIABILITIES	5,256	6,088
T O T A L LIABILITIES	40,286	38,582

COMMITMENTS AND CONTINGENCIES (note 11)

SHAREHOLDERS’ EQUITY:
InMode Ltd. shareholders’ equity:
Ordinary shares, NIS 0.01 par value, authorized 100,000,000 shares at December 31, 2020 and 2019
Issued 38,177,218 and 32,799,082 shares at December 31, 2020 and 2019, respectively
Outstanding 37,783,777 and 32,799,082 shares at December 31, 2020 and 2019, respectively	108	93
Additional paid-in capital	101,701	81,863
Retained earnings	169,016	93,986
Accumulated other comprehensive income	356	124
Less treasury shares, at cost at December 31, 2020: 393,441 Ordinary Shares	(17,218)	-
	253,963	176,066
Non-controlling interests	1,512	3,737
T O T A L SHAREHOLDERS' EQUITY	255,475	179,803
T O T A L LIABILITIES AND SHAREHOLDERS' EQUITY	295,761	218,385

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2020	2019	2018

REVENUES	206,107	156,361	100,162
COST OF REVENUES	30,849	20,238	15,057
GROSS PROFIT	175,258	136,123	85,105
OPERATING EXPENSES:
Research and development	9,467	5,699	4,180
Sales and marketing	86,532	66,848	44,622
General and administrative	6,418	3,958	4,814
Legal settlements and loss contingencies	-	-	8,000
TOTAL OPERATING EXPENSES	102,417	76,505	61,616

INCOME FROM OPERATIONS	72,841	59,618	23,489
Finance income, net	3,291	2,423	136
INCOME BEFORE TAXES	76,132	62,041	23,625
INCOME TAXES	1,107	883	1,260
NET INCOME	75,025	61,158	22,365
Add: Loss (net income) attributable to non-controlling interests	5	(13)	6
NET INCOME ATTRIBUTABLE TO INMODE LTD	75,030	61,145	22,371

NET INCOME PER SHARE:
Basic	2.08	2.09	0.82
Diluted	1.78	1.60	0.62

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	36,057,182	29,231,476	26,613,942
Diluted	42,092,299	38,058,625	35,006,644

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2020	2019	2018

NET INCOME	75,025	61,158	22,365

OTHER COMPREHENSIVE INCOME:
Change in foreign currency translation adjustment	-	(34)	(153)
Change in net unrealized gains of marketable securities, net of tax	232	86	(1)

T O T A L COMPREHENSIVE INCOME, net	75,257	61,210	22,211
Add: Comprehensive loss (income) attributable to non-controlling interests	5	(7)	1

T O T A L COMPREHENSIVE INCOME ATTRIBUTABLE TO INMODE LTD	75,262	61,203	22,212

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except for per share data)

	InMode Ltd. Shareholders’ Equity						Non-controlling Interests	Total
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares
	Number of shares issued	Amount
BALANCE AS OF JANUARY 1, 2018	26,350,484	74	8,019	11,135	225	-	-	19,453
CHANGES DURING 2018:
Net income	-	-	-	22,371	-	-	(6)	22,365
Other comprehensive income, net	-	-	-	-	(159)	-	5	(154)
Share-based compensation	-	-	1,947	-	-	-	-	1,947
Adjustment to redemption value of redeemable non-controlling interest	-	-	-	(535)	-	-	-	(535)
Waiver of redeemable non-controlling interests (see note 12b)	-	-	-	-	-	-	1,414	1,414
Exercise of options	331,929	*	186	-	-	-	-	186
BALANCE AT DECEMBER 31, 2018	26,682,413	74	10,152	32,971	66	-	1,413	44,676
CHANGES DURING 2019:
Net income	-	-	-	61,145	-	-	13	61,158
Other comprehensive income, net	-	-	-	-	58	-	(6)	52
Share-based compensation	-	-	1,557	-	-	-	-	1,557
Adjustment to redemption value of redeemable non-controlling interest	-	-	-	(130)	-	-	-	(130)
Waiver of redeemable non-controlling interests (see note 12b)	-	-	-	-	-	-	2,317	2,317
Initial public offering of ordinary shares, net of offering costs	5,500,000	16	69,768	-	-	-	-	69,784
Exercise of options	616,669	3	386	-	-	-	-	389
BALANCE AT DECEMBER 31, 2019	32,799,082	93	81,863	93,986	124	-	3,737	179,803
CHANGES DURING 2020:
Net income	-	-	-	75,030	-	-	(5)	75,025
Other comprehensive income, net	-	-	-	-	232	-	-	232
Share-based compensation	-	-	12,845	-	-	-	-	12,845
Acquisition of non-controlling interest in exchange of ordinary shares (see note 12b)	-	-	2,220	-	-	-	(2,220)	-
Repurchase of ordinary shares	(393,441)	-	-	-	-	(17,218)	-	(17,218)
Exercise of options	5,378,136	15	4,773	-	-	-	-	4,788
BALANCE AT DECEMBER 31, 2020	37,783,777	108	101,701	169,016	356	(17,218)	1,512	255,475

* Representing an amount less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	75,025	61,158	22,365
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	416	302	184
Share-based compensation expenses	12,845	1,557	1,947
Change in allowance for doubtful accounts	442	78	(33)
Loss (gains) on marketable securities, net	5	3	(21)
Changes in fair value of marketable securities, net	-	-	291
Finance income, net	(625)	(835)	(45)
Deferred income taxes, net	1,729	(594)	(592)

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,416)	449	(571)
Increase in other receivables	(2,647)	(1,316)	(1,171)
Increase in inventories	(5,575)	(2,445)	(1,891)
Increase in accounts payable	2,708	92	541
Increase in other liabilities	4,830	4,094	2,631
Increase (decrease) in contract liabilities	(5,512)	9,663	5,251
Increase (decrease) in accrued contingencies	-	(10,000)	8,000
Net cash provided by operating activities	79,225	62,206	36,886

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(55,699)	(47,810)	(10,000)
Proceeds from short-term deposit	34,810	29,500	-
Purchase of fixed assets	(463)	(693)	(381)
Other Investments	-	(600)	-
Purchase of marketable securities	(169,689)	(165,423)	(38,346)
Proceeds from sale of marketable securities	147,736	72,574	18,988
Net cash used in investing activities	(43,305)	(112,452)	(29,739)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of offering costs	-	69,784	-
Repurchase of ordinary shares	(17,218)	-	-
Exercise of options	4,776	389	186
Net cash provided by (used in) financing activities	(12,442)	70,173	186

EFFECT OF EXCHANGE RATE CHANGES ON CASH	733	79	(205)

NET INCREASE IN CASH AND CASH EQUIVALENTS	24,211	20,006	7,128

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	44,727	24,721	17,593

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	68,938	44,727	24,721

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid	217	1,415	1,800
Interest received	2,771	1,525	662

NON-CASH ACTIVITIES
Deferred offering costs in accounts payable	-	-	895
Recognition of operating lease ROU and liabilities	566	417	-
Exercise of Options	12	-	-

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share amounts)

NOTE 1 - GENERAL:

InMode Ltd. (separately and together with its subsidiaries, the “Company”) was incorporated on January 2, 2008 and commenced operations shortly thereafter. The Company’s headquarters are located in Israel.

The Company designs, develops, manufactures and markets innovative minimally-invasive aesthetic medical products based on its proprietary radio frequency assisted lipolysis and deep subdermal fractional radio frequency technologies. These technologies are used to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, body and face contouring and ablative skin rejuvenation treatments. In addition to the minimally-invasive technologies, the Company designs, develops, manufactures and markets non‑invasive medical aesthetic products that target a wide array of procedures including permanent hair reduction, facial skin rejuvenation, wrinkle reduction, cellulite treatment, skin appearance and texture and superficial benign vascular and pigmented lesions. The Company also designs, develops, manufactures and markets hands-free medical aesthetic products that target a wide array of procedures such as skin tightening, fat reduction and muscle stimulation.

In August 2019, the Company completed an initial public offering (the “IPO“) on the Nasdaq Global Select Market (the "Nasdaq"), in which it issued 5,500,000 ordinary shares, NIS 0.01 par value per share, at a price per share of $14. The net proceeds received from the IPO were approximately $69,784, after deducting underwriting commissions and other offering expenses. See also note 12a.

The Company has ten wholly-owned subsidiaries located in the United States and Canada (“North America”), Hong-Kong, Japan, Spain, Israel, India, Australia, China and France. The wholly owned subsidiary in France was established in June 2020. In addition, the Company holds 51% interests in a subsidiary located in the United Kingdom. The Company’s eleven subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. See note 12b for an update regarding change in ownership of the China subsidiary.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

b.Use of estimates

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.Functional currency

The U.S. dollar (“U.S. dollar” or “$“) is the currency of the primary economic environment in which the operations of the Company is conducted. Substantial revenues and a substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”).

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) - historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

The functional currency of each of the Subsidiaries is the U.S. dollar.

d.Principles of consolidation and presentation

The consolidated financial statements include the accounts of the Company and its Subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to the Company. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated balance sheet.

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

Gains or losses on disposals of shares to non-controlling interests were recorded in equity.

e.Cash and cash equivalents

The Company considers cash equivalents to be all short-term, highly liquid investments, which include money market instruments, that are not restricted as to withdrawal or use, and short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

f.Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.35%-2.90% in 2019 and 0.15%-2.35% in 2020.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.Marketable securities

AFS Securities

Marketable securities consist of government bonds and corporate debt securities (together “debt securities”) and certificates of deposit measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

Debt securities and certificates of deposit are classified as available-for-sale (together “AFS securities”). Changes in fair value, excluding credit losses and impairments, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of marketable debt securities as well as premium or discount amortization are included in the consolidated statements of income as finance income or expense. Fair value is calculated based on publicly available market information. If the amortized cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, the Company evaluates, among other, available quantitative and qualitative evidence. In addition, the Company considers specific adverse conditions related to the financial health of, and business outlook for, the investee. The decline in fair value below cost is recorded as an impairment charge in finance income or expense, net.

The Company classifies investments that are readily convertible to known amounts of cash and have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities.

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase.

Equity Securities

The Company applies ASU 2016-01, “Financial Instruments - Overall (Subtopic 825‑10): Recognition and Measurement of Financial Assets and Liabilities” (“ASU 2016-01”), which relates to certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.

Changes in fair value of marketable equity securities and mutual funds, are reflected in the consolidated statements of income as finance income or expense.

h.Other Investments

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

Investment in convertible debt is measured at cost, less any impairment (see also note 8).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.Inventories

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

j.Leases

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 9).

Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance, which allowed to carryforward the Company’s historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and the Company’s initial direct costs for any leases that existed prior to January 1, 2019. The new standard resulted in an increase of $1,585 in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s consolidated statement of income or consolidated statement of cash flows and did not have an impact on the comparative figures.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.Property and equipment

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

l.Impairment of long-lived assets

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

As of December 31, 2020, 2019 and 2018, the Company did not recognize an impairment loss on its long-lived assets.

m.Legal and other contingencies

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

As of December 31, 2018, the Company recorded a provision of $10,000 in relation to litigation that was resolved in January 2019 (see also note 11b).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.Income taxes:

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

2)

Upon the distribution of dividends from the tax-exempt income of a Benefited Enterprise (see also note 13a(2)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The tax amount will be recorded as an income tax expense in the period in which the Company declares the dividend. As to the amount of tax that would be owed if the Company distributed all of the retained earnings that would be subject to the tax exemption, see note 13a.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.Share-based compensation

The Company grants share options to its employees, directors and non-employees in consideration for services rendered. See note 12(a)(2)for details on outstanding share capital.

The Company accounts for share-based payment awards classified as equity awards using the grant-date fair value method. The fair value at grant-date of the issued equity award is recognized as an expense on a straight-line basis over the requisite service period. The fair value of each share-based payment granted is estimated using the Binomial Model. The Company estimates forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.

The Company elected to recognize share-based compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method based on the multiple-option award approach. Performance-based option expenses are calculated based on the options valuation at the grant date, and recognized based on the probability of achieving those targets. The Company assess at what scale can the performance targets be reached at each balance sheet date, and expenses are recognized accordingly.

The Company applies ASU 2018-07 (Topic 718) that expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Under the provision of the amendment, the Company measures share-based compensation to non-employees in the same manner (except for certain exceptions) as share-based compensation to employees.

p.Revenue recognition

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

(ii)

Identify the performance obligations in the contract. The Company determined that its arrangements are generally comprised of the following elements that are recognized as separate performance obligations: products, consumables and extended warranties;

(iii)

Determine the transaction price;

(iv)

Allocate the transaction price to the performance obligations in the contract;

The Company estimates the standalone selling prices of the services to be provided based on actual sales transactions of service contract purchased on a standalone basis and uses the residual approach to estimate the selling price of the products; and

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(v)	Recognize revenue when (or as) the performance obligation is satisfied.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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

Payment terms and conditions vary by customer. The Company’s standard terms for end users usually require of payment upon delivery and for distributors require a down payment and payments made within several month from the invoice date.

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

Variable consideration includes price concessions related to installment sales contracts and other price concessions related to COVID-19 (see also note 3). The Company estimates variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

q.Allowance for doubtful accounts and financial instruments - credit loss

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

Starting from January 1, 2020, the Company applies ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments” (“the Standard”).

The Company uses the Standard as part of the allowance for doubtful accounts estimated losses which takes into account a broader range of reasonable and supportable information to inform credit loss estimates. This information includes among other the historic experience, the extent and amount of the account and geographical characteristics of the account.

The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

r.Warranty reserve

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

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2020, 2019 and 2018, respectively:

	2020	2019	2018
Balance at beginning of year	472	706	380
Cost incurred	(1,127)	(756)	(1,009)
Expense recognized	1,360	522	1,335
Balance at end of year	705	472	706

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

s.Cost of revenues

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

t.Research and development costs

Research and development costs are expensed as incurred and includes salaries and employee-related expenses, overhead expenses, material and third-party contractor’s charges related to product development, regulatory affairs and clinical studies.

u.Net income per share

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

The Company deducted the accretion of the redeemable non-controlling interest in computing the basic and diluted earnings per share.

v.Fair value measurement

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.Segments

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision-maker evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Entity-wide disclosures on revenue and long-lived assets are presented in note 14.

x.Employee severance benefits

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

The amounts of severance payment expenses were $329, $242 and $174 and for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company expects to contribute approximately $337 in the year ending December 31, 2021 to insurance companies in connection with its expected severance liabilities for the year.

y.Offering costs

Deferred offering costs relating to the IPO, were capitalized and offset against proceeds upon the consummation of IPO in shareholders’ equity.

z.Treasury Shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

aa.Newly issued and recently adopted accounting pronouncements

Recently adopted accounting pronouncements:

1)In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance became effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. This guidance did not have significant impact on the Company’s financial statements.

Recently issued Accounting Pronouncements, not yet adopted

2)In December 2019, the FASB issued a new standard to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020., with early adoption permitted. The Company does not expect that this standard will have material impact on the consolidated financial statements.

NOTE 3 - COVID-19:

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Governments around the world have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, supply chain logistical changes and closure of non-essential businesses. To protect the health and well-being of the Company’s employees, suppliers, and customers, the Company have made substantial modifications to employee travel policies, implemented office closures as employees are advised to work from home only when shutdowns were declared, and cancelled or shifted the Company’s conferences and other marketing events to virtual-only through 2020. Though the Company sees great progress to overcome the COVID-19 pandemic, with distribution of vaccines, still the COVID-19 may continue to impact the Company’s business operations, including its employees, customers, partners, and communities, and there is uncertainty in the nature and degree of its continued effects over time.

The uncertainty to which the COVID-19 pandemic impacts the Company’s business, affects management’s judgment and assumptions relating to accounting estimates in a variety of areas that depend on these estimates and assumptions, including variable consideration related to price concessions resulted an immaterial influence at the end of the year. COVID-19 also resulted in re-pricing of the Company’s existing share-based compensations (see also note 12a).

The extent to which the COVID-19 pandemic will impact the Company’s business going forward will depend on numerous evolving factors that cannot be reliably predicted, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 4 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2020 and 2019, consisted of government bonds, corporate debt securities and certificates of deposit. These marketable securities are recorded at fair value.

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2020	2019
Government bonds *	124,821	104,349
Corporate debt securities	15,118	14,023
Certificates of deposit	2,068	1,772
Total	142,007	120,144

*	As of December 31, 2020 and 2019, consists of $2,555 and $2,104 non-U.S. government bonds, respectively.

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(v).

The following table sets forth the Company’s financial assets as of December 31, 2020 and 2019, that are measured at fair value on a recurring basis during the period:

	December 31, 2020
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	124,821	124,462	(12)	371
Corporate debt securities	15,118	15,040	(16)	94
Certificates of deposit	2,068	2,042	-	26
Total	142,007	141,544	(28)	491

	December 31, 2019
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	104,349	104,230	(38)	157
Corporate debt securities	14,023	13,985	(15)	53
Certificates of deposit	1,772	1,768	-	4
Total	120,144	119,983	(53)	214

As of December 31, 2020 and 2019, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and therefore did not result in an impairment charge in finance income or expense, net.

As of December 31, 2020 and 2019, the Company’s debt securities had the following maturity dates:

	December 31
	2020	2019
Due within one year	21,662	32,642
1 to 2 years	91,401	41,784
2 to 3 years	28,944	45,718
Total	142,007	120,144

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 5 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2020	2019

Trade	9,396	6,186
Notes receivable	2,252	1,248
Less - allowance for doubtful debt	(672)	(432)
	10,976	7,002
Less - non-current accounts receivable	(477)	(374)
Total accounts receivable	10,499	6,628

NOTE 6 - INVENTORIES:

Inventories consist of the following:

	December 31
	2020	2019

Raw materials	3,642	2,725
Finished products	11,341	6,683
Total inventories	14,983	9,408

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2020	2019

Computers	658	392
Office furniture and equipment	151	132
Molds	1,527	1,398
Leasehold improvements	283	234
	2,619	2,156
Less: accumulated depreciation	(1,637)	(1,221)
Total property and equipment, net	982	935

Total depreciation and amortization in respect of property and equipment were $416, $302 and $184 for the years ended December 31, 2020, 2019 and 2018 respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 8 - OTHER INVESTMENTS:

In November 2019, the Company signed a Share Purchase and Shareholders Agreement (the “SPA”) with Medimor Ltd., one of the Company’s turnkey manufacturing subcontractors (“Medimor”). Pursuant to the SPA, the Company has committed to invest an aggregate amount of $600 (the “Investment Amount”), in several closings, in consideration for up to 1,369,863 ordinary shares of Medimor (which reflects a 10.34% ownership interest in Medimor at the signing date, on a fully diluted basis), of which 414,384 ordinary shares, in the amount of $181.5 (the “Initial Shares Investment Amount”), were issued upon consummation of the initial closing on December 31, 2019, and additional 955,479 ordinary shares (the “Milestone Shares”) in the amount of $418.5 (the “Milestone Shares Investment Amount”) were to be issued upon, and subject to the occurrence of, any of the milestone events (each, a “Milestone Event”) as stated in the SPA. In July 2020 the Milestone Event has been met and, accordingly, the Milestone Shares were issued to the Company. As of December 31, 2020, the Company has paid Medimor the full Investment Amount and was issued with 1,369,863 ordinary shares of Medimor, which reflects a 14.78%ownership interest in Medimor, and 10.34% ownership interest in Medimor on a fully diluted basis, upon the last of such issuances.

The Initial Shares Investment Amount is measured at cost, less impairment and adjusted for subsequent observable price changes, and starting from July 2020, the Milestone Shares Investment Amount is measured in the same way.

NOTE 9 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.In May 2018, the Company signed a lease agreement for its headquarters in Israel. On January 13, 2019, the Company signed a supplement lease agreement, expanding its headquarters in Israel (“Supplement Lease Agreement”), and in February 2020, the Company signed an additional supplement lease agreement, further expanding its headquarters in Israel (“Additional Supplement Lease Agreement”, and collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2021.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 339 thousand (approximately $105).

The Company also leases vehicles for several employees in Israel for a period of three years.

b.The Company’s U.S. subsidiary has a lease agreement for its offices that expires in August 2022. In August 2020, the Company’s U.S. subsidiary, has signed a new lease agreement, for additional property for its offices (“Additional U.S Lease”). The Additional U.S Lease is for 7 years and 4 months and will commence at the beginning of 2021 according to terms of the agreement.

c.The Company’s Canadian subsidiary has a lease agreement for its offices that expires in June 2022. The lease is with a related party (see also note 15b).

From time to time the Company also leases small properties, mainly for offices for subsidiaries around the world which range for periods of up to 3 years. In February 2020, one of the Company’s subsidiaries signed a new lease agreement for its offices that expires in January 2023.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 9 - LEASES (continued):

The lease cost was as follows:

	Year ended December 31
	2020	2019

Operating lease cost	930	766

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2020	2019

Operating cash flows from operating leases	963	786

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2020	2019
Operating Leases
Operating lease right-of-use assets	1,153	1,369

Other current liabilities	880	672
Operating lease liabilities	358	744
Total operating lease liabilities	1,238	1,416

Weighted Average Remaining Lease Term
Operating leases	1.33 years	2.08 years

Weighted Average Discount Rate
Operating leases	2.75%	2.75%

As of December 31, 2020, the maturities of lease liabilities were as follows:

Operating Leases

Year Ending December 31,
2021	896
2022	316
2023	58
Total lease payments	1,270
Less imputed interests	(32)
Total	1,238

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 10 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2020	2019

Employees and related expenses	10,022	8,164
Government institutions	1,224	1,539
Income tax	758	202
Other	4,716	3,300
Total other current liabilities	16,720	13,205

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.Subcontracting agreements

The Company has an existing turnkey manufacturing agreement with one of its major subcontractors provider in Israel in connection with manufacturing and assembling the Company’s products. The agreement is renewed automatically every year, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term. Additionally, the Company or the turnkey manufacturer have the ability to terminate the contract at any time and for any reason with a prior written notice of four months.

In October 2019, the Company entered into a turnkey manufacturing agreement with another of its major subcontractors provider in Israel, Medimor Ltd. The agreement is for three years and renewed automatically every year afterwards, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term. See also note 8.

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2020, the subcontractors’ finished goods inventory, raw material and open orders amounted to approximately $9,585.

b.Litigation and contingencies

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

NOTE 12 - SHAREHOLDERS' EQUITY:

a.Share Capital:

1)Ordinary shares

Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors. Since inception, the Company has not declared any dividends.

In June 2019, the Company's shareholders resolved to increase the authorized share capital of the Company to NIS 1,000,000 divided into 100,000,000 ordinary shares par value 0.01 NIS each.

On July 24, 2019, the Company executed a 1-for-1.789 stock split (“Stock Split”) of the Company's shares by way of an issuance of bonus shares for each share. Upon the effectiveness of the Stock Split, (i) 0.789 bonus shares were issued for each outstanding share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was proportionally increased, (iii) the exercise price of each exercisable share under such outstanding options to purchase ordinary shares was proportionately decreased, and (iv) the number of shares reserved under the Company's options plans was proportionally adjusted to accommodate the adjustment to the number of exercisable options under the Company's respective option plans.

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

In September 2020, the Company approved a share repurchase program of up to 1 million ordinary shares, to be purchased out of the Company's cash reserve and to be paid solely from the Company's IPO proceeds.

During the fourth quarter of 2020, the Company purchased 393,441 shares in the amount of $17,218.

2)Share-based compensation

On January 30, 2008, the Company’s Board of Directors adopted two share option plans as follows (collectively, the “2008 Plans”):

a)2008 Israeli Option Plan (“2008 Israeli Plan”) allowing the Company to grant options to purchase ordinary shares to Israeli employees, officers, directors, consultants and service providers. Each option under 2008 Israeli Plan grants the right to exercise such option into one ordinary share of the Company.

b)2008 ROW Option Plan (“2008 ROW Plan”) allowing the Company to grant options to purchase ordinary shares to non-Israeli employees, officers, directors, consultants and service providers. Each option under 2008 ROW Plan grants the right to exercise such option into one ordinary share of the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

In June 2018, the Company’s Board of Directors adopted a new incentive plan (“2018 Incentive Plan”), allowing the Company to grant options to purchase ordinary shares, restricted shares or other awards to Israeli and other non-U.S. employees, officers, directors, consultants and service providers of the Company and its Subsidiaries. The 2018 Incentive Plan also includes as an appendix a sub-plan allowing the Company to grant options to purchase ordinary shares, restricted shares or other incentive awards to U.S. employees, officers, directors, consultants and service providers of the Company and its Subsidiaries. Each option under 2018 Incentive Plan grants the right to exercise such option into one ordinary share of the Company.

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

Upon adoption of the 2018 Incentive Plan, up to 1,789,000 of the Company’s authorized and unissued ordinary shares could have been issued pursuant to awards under the 2018 Incentive Plan. In addition, upon adoption of the 2018 Incentive Plan, the Board and the shareholders resolved to approve an evergreen mechanism with respect to the 2018 Incentive Plan, under which the number of reserved, authorized and unissued ordinary shares of the Company available for issuance of awards pursuant to the 2018 Incentive Plan shall automatically increase on an annual basis, by such number of options as follows: on the first business day of each calendar year beginning in 2019, the number of options equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent of the number of shares outstanding as of such date or (iii) a lesser number of ordinary shares as shall be determined by the board of directors. In January 2020, the Company approved the automatic increase of the number of reserved, authorized and unissued available for issuance of awards pursuant to the 2018 Incentive Plan by additional 800,000 ordinary shares (total amount of 2,589,000 ordinary shares). In January 2021, the Company approved the automatic increase of the number of reserved, authorized and unissued available for issuance of awards pursuant to the 2018 Incentive Plan by additional 800,000 ordinary shares (total amount of 3,389,000 ordinary shares).

As of December 31, 2020, 193,547 options were available for grant under the 2018 Incentive Plan.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

Details Regarding Grant of Options:

	Year Ended December 31, 2020
	Award amount	Exercise price range	Vesting period	Expiration
Employees, officers, directors, service providers and consultants:

January 7, 2020	16,000*	$35.04	1 Year	7 Years
February 17, 2020	209,500*	$19.69**	0-3 Years	7 Years
March 15, 2020	1,286,150*	$19.69**	0-3 Years	7 Years
May 5, 2020	75,500	$24.32	0-3 Years	7 Years
November 11, 2020	6,500***	$43.23	0-1 Year	7 Years

	Year Ended December 31, 2019
	Award amount	Exercise price	Vesting period	Expiration
Employees, officers, directors, service providers and consultants:

January 6, 2019	169,956	$7.49	0-3 Years	7 Years
January 7, 2019	305,919	$7.49	0-3 Years	7 Years
April 1, 2019	30,413	$10.23	0-2 Years	7 Years
April 5, 2019	67,982	$10.23	0-3 Years	7 Years
April 6, 2019	14,313	$10.23	0-3 Years	7 Years
August 8, 2019	30,000	$14.00	0-2 Years	7 Years
November 25, 2019	20,500*	$19.69**	1 Year	7 Years

*	Net of options granted in March 2020
**	Modification of share-based compensation

On March 15, 2020, the Company’s board of directors approved: (i) the re-pricing of such outstanding options under Section 102 to the Israeli Tax Ordinance that were granted during November 2019 and February 2020, to a lower exercise price of $19.69 (as further approved by a respective tax-ruling received from the Israeli Tax Authorities), and (ii) the cancellation of all other outstanding options granted to Non-Israeli grantees in November 2019, January 2020 and February 2020, and the grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69. The cancellation and grant of replacement options thereof with respect to such options granted to executive officers of the Company was ratified and approved by the Company's shareholders on June 16, 2020.

As a result, for 224,500 outstanding options (of which 15,000 options granted on November 25, 2019 at an exercise price of $41.55 and the rest granted on February 17, 2020, at an exercise price of $43.96) that were granted to Israeli grantees under Section 102 to the Israeli Tax Ordinance the exercise price was re-priced and reduced to $19.69, and 1,259,150 options (of which 112,250 options granted on November 25, 2019 at an exercise price of $41.55, 953,000 options granted on January 7, 2020 at an exercise price of $35.04, 42,500 options granted on January 28, 2020 at an exercise price of $43.9 and the rest granted on February 17, 2020 at an exercise price of $43.96) were cancelled and 1,259,150 options were granted (under the same terms as originally granted but with a lower exercise price of $19.69) simultaneously to non-Israeli grantees.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

The reduction of the exercise price of the options was considered a Type I modification. The total incremental fair value of these options amounted to $3,283. The incremental fair value of the options granted, that were fully vested on March 15, 2020, in the amount of $666 were recognized immediately, and the remaining incremental fair value will be recognized over the remaining vesting period and until December 31, 2022.

***	GIBF Options

Such options are subject to the consummation of the closing of the transaction contemplated under the share exchange agreement entered into by and between the Company and Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP). See note 12(b)(i) below.

The following tables summarize information concerning options as of December 31, 2020 and 2019, respectively:

	Year ended December 31
	2020		2019
	Number of Options	Weighted Average Exercise price*	Number of Options	Weighted average exercise price*
Outstanding at beginning of year	9,300,858	$1.80	9,392,215	$0.74
Changes during the year:
Granted	1,593,650 **	20.16	751,333	14.18
Cancelled	(112,250)**	41.55	-	-
Exercised	(5,378,136)	0.88	(616,669)	0.63
Forfeited	(138,300)	22.55	(35,492)	8.93
Expired	(19,367)	0.56	(190,529)	0.56
Outstanding at end of year	5,246,455	$6.86	9,300,858	$1.80
Exercisable at end of year	4,092,184	$3.37	8,932,276	$1.03

* In U.S. dollars per Ordinary Share
** Net of options granted and cancelled in connection with modification as described above

As of December 31, 2020, the weighted-average remaining contractual life of exercisable options was 3.52 years. The total intrinsic value of options exercised during 2020, 2019 and 2018 was approximately $190,498, $7,702 and $1,505, respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

	Year ended December 31
	2020	2019	2018

Fair value of one ordinary share	$19.69-$43.96	$7.49-$41.55	$4.86-$6.32
Dividend yield	0%	0%	0%
Expected volatility	46.07%-49.22%	46.03%-51.91%	51.2%
Risk-free interest rate	0.53%-1.74%	1.62%-2.60%	2.96%
Early exercise multiple (“EEM”)	0% - 250%	0% - 250%	0% - 250%
Contractual term	6.7-7 years	7 years	7 years

The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.

The employee termination exit rate assumption is based on current geographical data of the Company.

At the time of the option grants in 2020, the Company’s ordinary shares have been publicly traded for only a short period of time, and therefore the early exercise multiple (“EEM”) was based on academic empirical findings and the expected volatility was based on the historical volatility of comparable companies.

The total fair value of options granted during the years ended December 31, 2020, 2019 and 2018 was $16,345, $2,798 and $915, respectively.

As of December 31, 2020, the Company had 1,154,271 unvested options. The total unrecognized compensation cost of employee options as of December 31, 2020 is $4,345, which is expected to be recognized over a weighted average period of 0.85 years.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

a)  The following tables summarize information concerning outstanding and exercisable options as of December 31, 2020:

December 31, 2020
Options outstanding			Options exercisable
	Number of	Weighted	Number of	Weighted
	options	average	options	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
prices *	year	Life	year	life
$0.20	109,859	1.20	109,859	1.20
$0.44	42,936	2.00	42,936	2.00
$0.56	2,978,813	3.04	2,978,813	3.04
$6.32	145,169	4.71	145,169	4.71
$7.49	376,320	5.02	335,080	5.02
$10.23	111,708	5.26	84,101	5.26
$14.00	30,000	5.62	22,500	5.62
$19.69	1,390,150	6.19	347,350	6.19
$24.32	55,000	6.35	26,376	6.35
$43.23	6,500	6.87	-	-

* In U.S. dollars per Ordinary Share.

The aggregate intrinsic value of total vested and exercisable options as of December 31, 2020 is $180,509.

b) The following table illustrates the effect of share-based compensation on the statements of income:

	Year ended December 31
	2020	2019	2018

Cost of sales	520	94	25
Research and development expenses	2,264	179	63
Selling and marketing expenses	9,398	1,158	1,817
General and administrative expenses	663	126	42
	12,845	1,557	1,947

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

b.Non-Controlling Interests

i.In December 2016, the Company signed a joint venture agreement with Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”), an investment fund established by the Guangzhou government, to invest in Israeli companies, pursuant to which an Equity Joint Venture Company (“JVC”) was established. According to the agreement, the Company would provide to the JVC a license to use the Company’s knowledge in exchange for a 51% interest in the JVC, and GIBF would invest (in a Chinese local currency “RMB”) an amount of RMB 50 million (approximately $7.2 million), in exchange for a 49% interest in the JVC. The investment was to be made in three installments following the achievement of specified milestones: (i) 25% of the investment was to be made 30 days following the investment’s closing, (ii) 35% of the investment was to be made following the initiation of a production and manufacturing line, and (iii) 40% of the investment was to be made following the sale of 10 platforms in China. The JVC was to distribute the Company's products in China and develop and manufacture new products for the Chinese market under the Company’s license. In 2017, the JVC satisfied the first milestone and GIBF invested approximately $1.7 million.

Additionally, GIBF, the non-controlling partner in JVC had the right to convert its equity interest in the JVC in connection with an initial public offering of the Company into shares of the Company, based upon the aggregate investment made in the JVC and the price range established as part of the initial public offering process. On May 5, 2019, GIBF, the non-controlling partner in the JVC signed an agreement in which it has waived any and all rights, privileges and interests with regards to such conversion right (“JVC Waiver”). The JVC Waiver was conditional upon the completion of an initial public offering on or before August 31, 2019.

Upon completion of the IPO on August 7, 2019, the JVC Waiver became effective.

The non-controlling partner in the Company's U.K. subsidiary ("Invasix UK") had the right to convert its equity interests in Invasix UK in connection with an initial public offering of the Company into shares of the Company. The number of the Company’s ordinary shares that would have been issued to the non-controlling partner upon the conversion of its equity interest in Invasix UK would have been based on the percentage of Invasix UK's sales in relation to the total sales of the Company. On August 30, 2018, the non-controlling partner of Invasix UK waived any and all rights, privileges and interests with regards to such conversion right (“UK Waiver”).

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 12 - SHAREHOLDERS' EQUITY (continued):

On November 11, 2020 (the “Signing Date”), the Company, GIBF and JVC entered into a share exchange agreement (the "Agreement") whereby, GIBF agreed to sell to the Company all of its outstanding share capital in the JVC (thereby making the JVC a wholly-owned subsidiary of the Company) and all of its rights pursuant to the equity joint venture agreement, dated January 11, 2017, by and between GIBF and the Company, in exchange for a purchase consideration of $2,700 (the "Purchase Consideration") which will be paid by the Company at the closing of such Agreement in January 2021, by way of issuance to GIBF by the Company, in a private placement, of 62,457 of the Company’s ordinary shares, par value NIS 0.01, which reflects the Purchase Consideration amount at the time of approval of the Agreement by the Company.

For certain future services to be provided by GIBF to the JVC, the Company has approved the grant of 6,500 options to purchase ordinary shares of the Company, at an exercise price of US $43.23, subject to the closing of the transaction contemplated under the Agreement.

The Agreement became effective at the Signing Date and thus was recognized in the consolidated statements of changes in shareholders’ equity. In January 2021, 62,457 of the Company’s ordinary shares were issued to GIBF from the Company’s treasury shares.

ii.The changes in redeemable non-controlling interest are as follow:

	Year ended December 31
	2019	2018
Balance as of January 1	2,187	3,066
Adjustment to redemption value of redeemable non-controlling interest	130	535
Increases due to additional investment of redeemable non-controlling interest	-	-
Waiver of redeemable non-controlling interest	(2,317)	(1,414)
Balance as of December 31	-	2,187

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - TAXES ON INCOME:

a.InMode Ltd.

The Company is taxed according to Israeli tax laws:

1)Measurement of results for tax purposes

Since 2008 until 2019, the Company has measured the results of InMode Ltd. (the "Israeli Company") for tax purposes in nominal terms in NIS. Starting from 2020, the Company’s results for tax purposes are measured in U.S dollars.

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

2)Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - the law)

Under the Encouragement of Capital Investments Law, including Amendment No. 60 thereof as published in April 2005, by virtue of the “Approved Enterprise” or “Benefited Enterprise” status, the Israeli Company is entitled to various tax benefits as follows:

a)Reduced tax rates

Income derived from the Benefited Enterprise during a 10-year period commencing upon the year in which the enterprise first realizes taxable income is tax exempt, provided that the maximum period to which it is restricted by the Encouragement of Capital Investments Law has not elapsed.

In 2009, the Israeli company received a tax ruling (the “Ruling”) approving its activity as a Benefited Enterprise, provided that the Israeli company meets the requirements under the Ruling. The Israeli company’s facility obtained the status of a Benefited Enterprise, which made it eligible for tax benefits for a period of up to ten years.

The period of benefits of the Benefited Enterprise of the Company commenced in 2012. As of December 31, 2020, the Company’s retained earnings derived mostly from the benefits of Benefited Enterprise.

In the event of a distribution of dividends (or deemed dividends) from income that was tax exempt as discussed above, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. In addition, upon distribution of dividends from tax-exempt income, the recipient shall be subject to tax at the rate of 15% (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - TAXES ON INCOME (continued):

b)Conditions for entitlement to the benefits

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

c)Amendments of the Law for the Encouragement of Capital Investments, 1959

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

NOTE 13 - TAXES ON INCOME (continued):

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, the Company’s corporate tax rate is expected to be between 7.5% to 9%.

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

As of December 31, 2020, the Company’s management decided not to adopt the application of the amendment.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - TAXES ON INCOME (continued):

3)Corporate tax rate in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rate is 23% for 2018 and thereafter. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

b.Subsidiaries outside of Israel

Subsidiaries that are incorporated outside of Israel are assessed for taxes under the tax laws in their countries of residence.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the US, which provides among others, tax relief measures for businesses including a five-year net operating loss (“NOL”) carry back. As a result, the Company recognized in its consolidated financial statements a receivable tax asset in the amount of $2,894, under non-current other receivables.

As of December 31, 2020, the Company’s subsidiary in U.S has an accumulated tax loss carryforward of approximately $81.6 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss). Under the Tax Cuts and Jobs Act of 2017 (“TCJA”). Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the company's taxable income in any given tax year. However, the 80% limitation is temporarily removed by the CARES Act, which reinstates the 80% limitation for tax years beginning after 2020. A full valuation allowance was created against the Company’s subsidiary in U.S deferred tax assets. Management currently believes that it is more likely than not that the deferred taxes generated in U,S will not be realized in the foreseeable future.

c.Deferred income taxes

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2020 and 2019 were as follows:

	December 31
	2020	2019
Deferred tax assets in respect of:

Carryforward losses on Marketable securities	-	200
Subsidiaries carryforward losses	22,857	362
Other temporary differences	2,369	431
Share-based compensation	2,943	1,268
Total deferred tax asset before valuation allowance	28,169	2,261
Valuation allowance	(27,999)	(362)
Total deferred tax asset	170	1,899
Deferred tax lability in respect to other comprehensive income	(106)	(37)
Total deferred tax liability	(106)	(37)
Deferred tax asset, net	64	1,862

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - TAXES ON INCOME (continued):

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse. Since the Israeli company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its timing differences is zero (except for temporary differences that will be reversed starting from 2022 and except for deferred taxes on realized losses and unrealized gain and losses from marketable securities);

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized in the foreseeable future. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets for each jurisdiction.

d.Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2020	2019	2018

Income before taxes on income	76,132	62,041	23,625
Theoretical tax expenses at the statutory rate of InMode	23%	23%	23%
	17,510	14,270	5,434
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	(16,652)	(13,844)	(5,162)
Different effective tax rates applicable to the Subsidiaries	235	49	53
NOL carry back as part of the CARES Act relief	(2,894)	-	-
Valuation allowance	17	60	91
Uncertain tax position	1,416	723	771
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	1,426	(437)	73
Previous years	49	62	-
	1,107	883	1,260

e.Tax assessments

In accordance with the Israel Income Tax Ordinance, as of December 31, 2020, all tax assessments on the Company and the Company’s subsidiary in Israel through tax year 2014 are considered final.

As of December 31, 2020, all tax assessments on the Company’s subsidiary in the United States, through tax year 2016, are considered final, in accordance with the tax law in its country of residence.

The other Company’s subsidiaries open tax years, range form 2015-2020, in their relevant jurisdictions.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - TAXES ON INCOME (continued):

f.Income before income taxes is composed of the following:

	Year ended December 31
	2020	2019	2018

InMode Ltd.	72,712	59,320	22,049
Subsidiaries outside Israel	3,420	2,721	1,576
	76,132	62,041	23,625

g.Tax expenses (tax benefit):

	Year ended December 31
	2020	2019	2018
Current:
Israel	1,411	500	3
Subsidiaries	(2,082)	910	1,850
	(671)	1,410	1,853
Previous year:
Israel	-	62	-
Subsidiaries	49	-	-
	49	62	-
Deferred:
Israel	30	(200)	(94)
Subsidiaries	1,699	(389)	(499)
	1,729	(589)	(593)
Total taxes on income	1,107	883	1,260

h.Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company unrecognized tax benefits:

	Year ended December 31
	2020	2019

Balance at January 1	1,494	771
Increase in uncertain tax positions for the current year	1,416	723
Balance at December 31	2,910	1,494

The Company does not expect unrecognized tax expenses to change significantly over the next 12 months

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - ENTITY-WIDE DISCLOSURE:

a.Revenue

1)Net sales by geographic area were as follows:

	Year ended December 31
	2020	2019	2018

United States	149,488	124,199	81,063
Other	56,619	32,162	19,099
Total sales:	206,107	156,361	100,162

2)Net sales based on products' technology were as follows:

	Year ended December 31
	2020	2019	2018
	%	%	%
Minimal-Invasive	62	79	86
Hands-Free	32	9	-
Non-Invasive	6	12	14
	100	100	100

3)The changes in contract liabilities are as follows:

	Year ended December 31
	2020	2019

Balance as of January 1	19,400	9,737
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	10,043	15,428
Revenue recognized that was included in the contract liability balance at the beginning of the period	(15,555)	(5,765)
Balance as of December 31	13,888	19,400
Contract liability presented in non-current liabilities (1)	1,988	3,813
Contract liability presented in current liabilities	11,900	15,587

(1)	As of December 31, 2020, noncurrent deferred revenue is estimated to be recognized as following: 83% in year 2022 and the rest in year 2023-2024.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - ENTITY-WIDE DISCLOSURE (continued):

b.Long-Lived Assets

	December 31
	2020	2019

Israel	916	820
United States	52	102
Other	14	13
	982	935

NOTE 15 - RELATED PARTIES:

a.The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employees welfare products and services from third parties and limited manpower services. The Chairman of the Board and Chief Executive officer of the Company is also a substantial shareholder of the Company and a substantial shareholder and board member of Home Skinovations Ltd. The Company recorded expenses related to services received from Home Skinovations Ltd. of $82, $247 and $82 for the years ended December 31, 2020, 2019 and 2018, respectively.

Commencing in May 2018, the Company ceased to receive office sublease services from Home Skinovations Ltd., as a result of the Company’s new lease agreement (see note 9).

b.The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them. The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services, the Company recorded expenses in the amount of $379, $341 and $140 for the years ended December 31, 2020, 2019 and 2018, respectively.

c.The Company’s subsidiaries in North America receive certain marketing services from SpaMedica International SRL, one of the Company’s shareholders, and its related party SpaMedica Corp., and recorded expenses related to those services in the amount of $307 and $710 and $518, for the years ended December 31, 2020, 2019 and 2018, respectively.