Form 20-F
period 2021-12-31
InMode Ltd.
filed 2022-02-10
CIK 1742692

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,978,1151 Ordinary Shares, par value NIS 0.01 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

____________________
[1] The above number of Ordinary Shares outstanding does not include a total of 897,790 Ordinary Shares held at December 31, 2021, as treasury shares, all of which were repurchased by InMode Ltd.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Forward-Looking Statements

The sections entitled “Item 3. Key Information - D. Risk Factors” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F contain forward-looking statements that are subject to substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Unless otherwise indicated in this Annual Report on Form 20-F, the basis for any statements regarding our competitive position is based on our own assessment and knowledge of the market in which we operate.

These forward-looking statements include, among other things, statements about:

•	our ability to identify and penetrate new markets for our products and technology;

•	our ability to innovate, develop and commercialize our existing and new products and to expand beyond our traditional customer base;

•	the impacts of the COVID-19 pandemic on our continuing operations, development plans, financial forecasts and expectations, and other matters related to our business and operations;

•	our ability to obtain and maintain regulatory clearances;

•	our expectation regarding the safety and efficacy of our products;

•	the commercial experience of our management team;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our estimates regarding the potential market opportunity for our products;

•	developments and projections relating to our competitors or our industry;

•	our ability to differentiate and distinguish our products from those of our competitors;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our sales and marketing capabilities and strategy in the United States and internationally;

•	the implementation of our business model, strategic plans for our business, products and technology;

•	our ability to attract or retain key personnel;

•	our intellectual property portfolio and position and our ability to protect our intellectual property rights; and

•	our assessment of the impact to us of any third-party litigation claiming patent infringement.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, are not guarantees of future performance or development, and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in the section entitled “Item 3. Key Information - D. Risk Factors,” which could cause actual results or events to differ materially from the forward-looking statements that we make. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s reports made on Form 6-K, which are periodically filed with or furnished to the SEC.

Other Statements in this Annual Report

Except as otherwise indicated, all share amounts, per share amounts and related information in this Annual Report on Form 20-F have been adjusted retroactively for a 2-for-1 share split of our ordinary shares by way of an issuance of bonus shares, which we refer to as the “2021 Share Split,” that was effective on September 30, 2021. We previously conducted a 1.789-for-1 share split of our ordinary shares by way of an issuance of bonus shares, which we refer to as the “2019 Share Split,” that was effective on July 24, 2019.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved].

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the SEC, including the following risk factors that we face and that are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may have similar adverse effects on us. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors, including the risks described below and elsewhere in this Annual Report on Form 20-F and our other SEC filings. See “Forward-Looking Statements” above.

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

•
we rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability;

•	the failure to attract and retain key personnel could adversely affect our business;

•
if we do not continue to develop and commercialize new products and identify new markets for our products and technologies, we may not remain competitive or expand beyond our traditional customer base, and our revenues and operating results could suffer;

•
product liability suits could be brought against us due to defective material or design or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates;

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

•
if we fail to obtain and maintain necessary FDA clearances for our products, if clearances for future products and proposed indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed; and

•
as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. domestic public companies, which may limit the information available to holders of our ordinary shares.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products.

We design, develop, manufacture and commercialize innovative, minimally invasive and non-invasive surgical/medical products. We have developed products that apply our minimally invasive technology in plastic surgery, dermatology, gynecology and ophthalmology. We were established in 2008 and have expanded our product offerings to include ten product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8 and EmpowerRF. We introduced two additional product platforms in 2021, the EmpowerRF and EvolveX, which replaced our Evolve platform.  If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology by user doctors. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, doctors’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing technologies.

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

•	expand our customer base to include non-traditional customers, such as ear, nose and throat physicians, or ENTs, ophthalmologists, general practitioners and aesthetic clinicians;

•	leverage our existing technology to expand into new minimally invasive and non-invasive applications that either add to or significantly improve our current products;

•	increase our sales presence to target and expand our market globally;

•	actively pursue business development opportunities, including potential acquisitions and strategic partnerships to augment our product and technology portfolio; and

•	expand and maintain our intellectual property and patent portfolio.

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

If we fail to maintain our working relationships with physicians and other ancillary healthcare professionals, our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products. If we are unable to maintain these strong relationships or form new relationships with physicians and other healthcare professionals beyond our traditional customer base, the development and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to hire, train, manage and improve the productivity levels of our sales professionals worldwide. We train our existing and recently recruited sales professionals to better understand our existing and new product technologies and how they can be positioned against our competitors’ products and increase the revenue of our customers. It may take time for the sales professionals to become productive, and there can be no assurance that recently recruited sales professionals will be adequately trained in a timely manner, that our direct sales productivity will improve or that we will not experience significant levels of attrition in the future.

Product liability suits could be brought against us due to defective material or design or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

Our systems are inherently complex in design and require ongoing scheduled maintenance. Our products may malfunction when used by our customers. Additionally, if our products are alleged to be defectively designed, manufactured or labeled, contain defective components, or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause burns, scarring and tissue irregularities. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, our products are sold in jurisdictions that vary as to the specific qualifications or training required for purchasers or operators of the products. There is a risk that our products may be purchased or operated by physicians with varying levels of training and, in some cases, by practitioners, such as nurses, chiropractors and technicians, who may not be adequately trained. The purchase and use of our products by non-physicians or persons who lack adequate training may result in the misuse of our products, which could give rise to adverse treatment outcomes. If we are unable to prevent product malfunctions or misuse, or if we fail to do so in a timely manner, we could also experience, among other things, delays in the recognition of revenues or loss of revenues, particularly in the case of new products; legal actions by customers, patients and other third parties, which could result in substantial judgments against us or settlement costs; action by regulatory bodies; and diversion of development, engineering and management resources.

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

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations, and the number of our employees has significantly increased since inception. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we will need to continue to grow our business. Continued growth would increase the challenges involved in:

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

We base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to sales for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

•	customer adoption of our products;

•	the willingness of individuals to pay directly for aesthetic medical procedures in light of the lack of reimbursement by third-party payors;

•	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

•	changes in our ability to obtain and maintain regulatory approvals and maintain compliance with applicable regulatory requirements;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or industry;

•	increases in the length of our sales cycle;

•	performance of our independent distributors;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers; and

•	the impact of the COVID-19 pandemic or other global health crises on our business and general economic conditions.

We rely on a limited number of suppliers, contract manufacturers, and logistics partners for our products. A loss of any of these partners or delays at transition points such as harbors, straights, and ports could negatively affect our business.

We rely on a limited number of contract manufacturers, suppliers and logistics providers to manufacture and transport our products. Our reliance on a limited number of contract manufacturers for our products increases our risks, since we do not currently have alternative or replacement contract manufacturers beyond these key parties. In the event of interruption from any of our contract manufacturers or suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, our primary facilities are located in Israel. Thus, our business could be affected if one or more of our suppliers, manufacturers or logistics partners are impacted by a natural disaster, an epidemic such as the ongoing COVID-19 pandemic, or other interruption at a particular location. In particular, the ongoing COVID-19 pandemic may cause, interruptions in the development, manufacturing, and shipment of our products, which could adversely impact our revenue, gross margins, and operating results. Such interruptions may be due to, among other things, temporary closures of the facilities our contract manufacturers, and other vendors in our supply chain; restrictions or delays on transport or the import/export of goods and services from certain ports and harbors that we and our logistics partners use; and local quarantines or work stoppages.

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

Our long-term growth depends on our ability to enhance our products, expand our indications, and develop and commercialize additional products.

It is important to our business that we continue to enhance our products and develop and introduce new products. Developing products is expensive and time-consuming. The success of any new product offering or product enhancement to our current products will depend on several factors, including our ability to:

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

Our products compete against products offered by public companies, including Allergan plc, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc., Sisram Medical Ltd and Viveve Medical, Inc., as well as by private companies, such as Cynosure LLC, Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical aesthetic products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and laser procedures, which may offer a broader range of medical and non-medical products and technologies that are more readily available to customers at a lower cost. Our ability to compete effectively depends upon our ability to distinguish the Company and our products from our competitors and their products and includes the following factors:

•	product performance;

•	product pricing;

•	product safety;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions; and

•	development of successful distribution channels.

Furthermore, potential customers also may need to recoup the cost of expensive products that they already have purchased from our competitors and may decide not to purchase our products or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively, and our business will be harmed.

The introduction of disruptive technological breakthroughs, whether pharmaceutical or other newer therapeutic solutions, may present an additional threat to our success in our target markets.

The medical technology industry is intensely competitive. Pharmaceutical alternative treatments compete vigorously with traditional laser and other energy-based procedures, such as those carried out with our products. Some pharmaceutical companies, academic and research institutions or others may develop new, non-invasive or minimally invasive therapies that are more effective, more convenient or less expensive than our current or future products. The introduction of new technologies, along with these potential new therapies, could result in increased competition or make our products obsolete. Moreover, we could expand our business to include new, non-invasive or minimally invasive therapies which may compete with our current product offerings. We may not be able to respond effectively to technological changes and emerging industry standards or to successfully identify, develop or support new technologies or enhancements to existing products in a timely and cost-effective manner. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Our markets are characterized by evolving technological standards and changes in customer requirements, and we may not be able to react to such changes and introduce new products in a timely manner.

The aesthetics market is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards, and changes in customer requirements. Our future growth depends, in part, on our ability to introduce new products on a timely basis, as well as to introduce other product enhancements that address the evolving customer needs. This requires us to design, develop, manufacture, assemble, test, market and support these new products or product enhancements on a timely and cost-effective basis. It also requires continued substantial investment in research and development.

During each stage of the research and development process, we may encounter obstacles that could delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient patent or other intellectual property protection for such new or enhanced products, or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so, or to address the technological changes and challenges in our markets, could have a material adverse effect on our business, financial condition and results of operations.

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

International (non-U.S.) sales accounted for approximately 34% of our total revenue for the year ended December 31, 2021. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally, including in connection with our subsidiary in China. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Asia. If we are unable to do so successfully, our revenue and revenue growth from international operations will be adversely affected.

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

Disruptions or interruptions to our suppliers could occur for many reasons, including fire, floods, hurricanes, typhoons, droughts, tsunamis, volcanoes, earthquakes, disease or other similar natural disasters, unplanned maintenance or other manufacturing problems, labor shortages, power outages or shortages, telecommunications failures, strikes, transportation interruption, government regulation, terrorism or other extraordinary events, including epidemics and related travel restrictions, such as the outbreak of the novel Coronavirus (COVID-19) and its variants. Such disruptions may continue over a sustained period and could cause direct injury or damage to our supplier’s employees and property with significant indirect consequences to us. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start manufacturing, each of which could negatively affect our ability to fill customer orders and our business and financial performance.

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

We generally enter into non-competition agreements with our professional employees, in most cases within the framework of their employment agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under applicable employment laws, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

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

Major public health issues, and specifically the evolving and ongoing pandemic caused by the spread of COVID-19, could have an adverse impact on our financial condition and results of operations and other aspects of our business.

The outbreak of the COVID-19 global pandemic is evolving and ongoing. The extent to which the coronavirus, as it evolves, impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The spread of the evolving and ongoing coronavirus and its variants, which has caused and continues to cause a broad impact globally, including recurring restrictions on travel, a shifting workforce to working remotely and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. Also, healthcare facilities in many countries may ban  or restrict elective procedures in areas hard hit with rising infection rates. Many of our products are used in aesthetic elective procedures, and, as such, the bans on elective procedures may substantially affect our sales and marketing efforts.

While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce was not trained to be fully remote. Our employees travel frequently to establish and maintain relationships with one another, as well as with our customers and distributors. Much of that travel has been halted intermittently as many countries have implemented restrictions that prevented our salespersons from attending conferences or meeting customers in person. In response, we have been required to continue sales effort by using remote tools.

We continue to monitor the situation and may adjust our current policies as more information and public health guidance become available. The continued suspension of travel and doing business in person may negatively affect our customer success efforts and sales and marketing efforts, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business and results of operations.

It is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The continuation of remote working may also result in privacy, data protection, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the coronavirus could materially and adversely affect our business and the value of our ordinary shares.

The ultimate impact of the pandemic, or any other health epidemic, is highly uncertain and will depend on future developments, such as the ultimate duration and scope of the outbreak (including any future waves or strains of the virus), the continued development, distribution and adoption of effective vaccines and medicines, the improvement of healthcare outcomes, its impact on our customers, and suppliers, and how quickly normal economic conditions can resume. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material adverse effect on our business, financial condition and results of operations, and cash flows.

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

Our business is heavily dependent on the security of our IT networks. Internal or external attacks on any of those could disrupt the normal operations of our engagements and impede our ability to provide services to our customers, thereby subjecting us to liability under our contracts. Additionally, our business involves the use, storage and transmission of information about our employees, our customers and clients of our customers. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. While we take measures to protect the security of, and unauthorized access to, our systems, as well as the privacy of personal and proprietary information, it is possible that our security controls of our systems, as well as other security practices we follow or those systems of our customers which we rely upon, may not prevent the improper access to or disclosure of personally identifiable or proprietary information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws that protect personal data, resulting in increased costs or loss of revenue.

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

We are also subject to foreign data privacy and security laws, including the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017 and the General Data Protection Regulation, or GDPR. The GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and significant penalties for non-compliance, including potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Since January 1, 2021, we have been subject to the GDPR and also the United Kingdom GDPR, which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. It is not clear whether (and when) an adequate decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

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

We are subject to anti-bribery, and corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Most of our revenues for the years ended December 31, 2021, 2020 and 2019 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

Our patent portfolio consists of six issued U.S. patents, one issued Korean patent and fourteen pending patent applications in the United States relating to our technology and products. Out of those applications, one was filed also under The Patent Cooperation Treaty and one in Europe. Our pending and future patent applications may not issue as patents or, even if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business and financial results.

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

Risks Related to Government Regulation

Our business is subject to extensive and continuing regulatory compliance obligations. If we fail to obtain and maintain necessary FDA clearances for our products, if clearances for future products and proposed indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed.

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

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

As of December 31, 2021, there are 82,978,115 ordinary shares outstanding (not including a total of 897,790 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

We have not paid dividends in the past and may not pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares and may not distribute cash or other dividends on our ordinary shares in the foreseeable future. The distribution of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. We may only distribute dividends out of  “profits,” as defined by the Companies Law and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and anticipated obligations as they become due. If we do not distribute dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the price of our ordinary shares appreciates.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and we do not expect to be classified as a PFIC for the current year ending December 31, 2022 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. As a “large accelerated filer” we are responsible for establishing and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Although our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and our management is required to report on our internal controls over financial reporting under Section 404, any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. For instance, we follow our home country law instead of the listing rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Under the Companies Law as currently applicable to us, there is no requirement to receive shareholder approval for the issuance of securities for such dilutive events, and under our amended and restated articles of association our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes. Additionally, under the Companies Law, unless the articles of association otherwise provide, the quorum required for an ordinary meeting of shareholders must consist of at least two shareholders who hold at least 25% of the voting rights (instead of the 33 and 1/3% required under Nasdaq rules), and we are not required to have a nominating committee consisting solely of independent directors for the nomination of directors. See “Item 16G. Corporate Governance” for details on the differences between Israeli corporate governance practices and comparable U.S. requirements and other home country practices we follow instead of the listing rules of Nasdaq. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities as well as our third-party manufacturers are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbours, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Even during times without formal conflict, Hamas and other terrorist groups in the Gaza strip have shot rockets into southern Israel, which have sometimes damaged civilian and commercial property. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

In addition, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Israel has responded with attacks on Iranian military operations in Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities and the facilities of our Israeli suppliers and subcontractors. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance may leave us subject to a risk of a loss if a terrorist attack or act of war occurs.

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

Boycotts and various Middle Eastern business restrictions in the region may adversely impact our ability to operate and sell our products.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Recently, Israel has signed bilateral peace agreements with several Middle Eastern (including Arab) countries, forging new economic ties with them. Nevertheless, these restrictive laws and policies and the actions by boycott activists, if become more widespread and successful, may seriously limit our ability to sell our products in these countries and may have an adverse impact on our operating results, financial conditions or the expansion of our business.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. The Patent Law further provides criteria for assisting the Committee in making its decisions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, applying interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We are incorporated in Israel and our corporate headquarters are located in Israel. Many of our executive officers and directors reside outside of the United States, and a significant portion of our assets and the assets of certain of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult a merger with, or an acquisition of, the Company, which could prevent a change of control even when the terms of such transaction are favorable to us and our shareholders and, therefore, could depress the price of our ordinary shares.

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

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the State of Israel on January 2, 2008. In November 2017, our corporate name was changed from Invasix Ltd. to InMode Ltd. Our registered office is located at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel. The phone number of our registered office is +972-4-9096313. Our wholly‑owned subsidiary, Invasix Inc., a Delaware corporation, acts as our agent for service of process in the United States and is located at 17 Hughes Irvine, California 92618. The phone number for Invasix Inc. is 949-387-5711.

In August 2019, we completed our initial public offering of 10,000,000 of our ordinary shares at an initial public offering price of $7.00 per ordinary share. The effective date of the registration statement on Form F-1 (File No. 333-232615) was August 7, 2019. Also, during August 2019, the underwriters partially exercised their over-allotment option and purchased an additional 1,000,000 ordinary shares at the same price per share. Our ordinary shares commenced trading on Nasdaq on August 8, 2019, under the symbol “INMD”.

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $0.9 million, $0.5 million and $0.7 million, respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2022 to be up to $1.0 million and to be financed from our existing cash and cash equivalents.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including InMode, that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.inmodemd.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

B. Business Overview

Overview

We are a leading global provider of innovative, energy-based, minimally invasive surgical medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s health. We have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies -- (i) Radio Frequency Assisted Lipolysis, or RFAL; (ii) Deep Subdermal Fractional RF; (iii) Simultaneous Fat Destruction and Skin Tightening; and (iv) Deep Heating Collagen Remodeling for skin and human natural openings -- represent a paradigm shift in the minimally invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring, ablative skin rejuvenation treatments and treatment of Genitourinary Syndrome of Menopause (GSM). Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other surgical options by delivering surgical-grade results under local anesthetics while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high power IPL technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.

In addition to the existing group of patients who currently undergo full surgical aesthetic procedures, we believe our minimally invasive solutions satisfy an unmet market demand in two incremental groups of patients: (i) those whose skin laxity or other physical attributes have previously precluded them from undergoing surgical aesthetic procedures and (ii) those who would entertain the idea of surgical or minimally invasive aesthetic procedures, but are averse to the associated costs, downtime and potential safety risks. We believe these patient populations will continue to represent a significant opportunity for our differentiated minimally invasive aesthetic solutions.

We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched ten product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8 and EmpowerRF. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

Our focus on innovation has resulted in a strong track record of sustained new and next-generation product development. We believe our ability to bring new products to market and continuously innovate is a distinct competitive advantage. We launched two new product platforms in 2021, which are based on our existing RF energy-based proprietary technology, with the goal of further penetrating the market for surgical and medical treatment solutions. The two platforms that were introduced in 2021 are the EmpowerRF which is for women’s health indications and EvolveX which replaced our Evolve platform.

We expect that this new product platform will complement our existing portfolio of products, allowing us to increase our offerings to existing customers and attract new customers. We believe that introducing new product platforms is important in order to satisfy consumer demand and respond to evolving technological developments.

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

•
Our new handpiece to treat dry eye and periorbital wrinkles is currently in clinical trials. We plan to introduce our new product platform for ophthalmologists comprised of three handpieces (AccuTite, Morpheus8 and our new dry eye and periorbital wrinkle treatment handpiece) to the market in 2022.

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

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, 60 third-party clinical studies have been completed and 18 third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of 65 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue increased to approximately $357.6 million for the year ended December 31, 2021, from approximately $206.1 million for the year ended December 31, 2020 and from $156.4 million for the year ended December 31, 2019. For the years ended December 31, 2021, 2020 and 2019, we recorded a gross margin of approximately 85%, 85% and 87%, respectively, and net income of approximately $165.1 million, $75.0 million, and $61.2 million, respectively. Our principal market is in the U.S, where our revenue increased to approximately $237.3 million for the year ended December 31, 2021, from approximately $149.5 million for the year ended December 31, 2020 and from $124.2 million for the year ended December 31, 2019. Outside of the U.S, our revenue increased to approximately $120.3 million for the year ended December 31, 2021, from approximately $56.6 million for the year ended December 31, 2020 and from $32.2 million for the year ended December 31, 2019.

Regarding U.S. revenues for the years ended December 31, 2021, 2020 and 2019, we derived approximately $168.5 million, or 71%, $88.2 million, or 59%, and $99.3 million, or 80%, respectively, of our total U.S revenues from the sale of minimally invasive platforms. We derived approximately $64.1 million, or 27%, $58.3 million, or 39%, and $13.7 million, or 11%, respectively, of our total U.S revenues from the sale of hands-free platforms, and approximately $4.7 million, or 2%, $3.0 million, or 2%, and $11.2 million, or 9%, respectively, of our total U.S revenues from the sale of non-invasive platforms.

We have 28 FDA clearances and, in addition to the United States, where we have an installed base of approximately 5,700 product platforms, we are permitted to sell our products in most countries, in the following territories: North America, Europe, Asia, Africa, Asia Pacific and Latin America. As of December 31, 2021, we sell and market our products in the United States, Canada, United Kingdom, Spain, India, Australia and France, through a direct sales force of approximately 170 representatives. We also sell and market our products through 49 distributors in 61 countries. As of December 31, 2021, we had a global installed base of approximately 11,600 product platforms capable of running various multi-use applicators and utilizing minimally invasive consumables.

Our Solution

Key benefits of our minimally invasive surgical aesthetic and medical treatment solutions include:

•
Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

•	Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications and typically reduces cost.

•	Minimally invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

•	Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 65 peer-reviewed publications.

•	Differentiated, RF energy-based technology simultaneously kills fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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

Leader in RF Energy

We believe we are the leader in using RF energy for both minimally invasive and subdermal ablative aesthetic purposes. RF energy is different from optical energy because it is not absorbed by the epidermis and is able to be targeted to penetrate deep into the tissue. The application of RF energy in medicine is a well-established practice. For example, RF energy is the basis of magnetic resonance imaging, or MRI, and surgical diathermy, used to cauterize blood vessels to prevent excessive bleeding, both commonplace applications administered regularly in medical practice. RF energy is also used in cardiology for ablative interventions and in oncology surgery for tumor/metastasis ablation.

RF energy can be delivered to the skin in a variety of ways, the most common being monopolar delivery, whereby RF energy is delivered through a single probe placed on the skin with a grounding pad distant to the probe site. Alternatively, in bipolar delivery, RF energy is delivered from a probe with two electrodes placed over the treatment area. Bipolar delivery has an important advantage over monopolar delivery: depth of penetration of the RF energy is not dependent on the tissue impedance, or electrical resistance, which varies from person to person, or the cross-sectional area of the probe. That is not the case with monopolar delivery. Instead, in bipolar delivery, depth of penetration of the RF energy depends on the distance between the two electrodes on the probe, with increasing distance resulting in increased depth of penetration. We believe we are the leader in the development, design and commercialization of bipolar RF energy devices for minimally invasive and subdermal ablative aesthetic purposes.

Radio-Frequency Assisted Lipolysis

Using our expertise in bipolar RF energy delivery, we developed what we believe is the next generation of lipolysis and adipose tissue remodeling technology, a new category that delivers a thermal response to the adipose tissue, skin and subdermal matrix. Our RFAL products deliver directional RF energy into the subcutaneous fat to coagulate, liquefy and remodel adipose tissue and heat the subcutaneous fibrous septa, or partitions, resulting in substantial collagen contraction of subdermal space. We believe we are the first company to utilize bipolar radio frequency in a minimally invasive manner. Our RFAL products generate a higher power and more efficient energy transfer than laser energy systems and allow the treatment of larger volumes of the subcutaneous tissue with optimal thermal profiles, facilitating the significant tightening of the tissue. The shrinkage of tissue is significant and can reach double-digit percentages of the heated tissue volume. The thermal energy is delivered by an innovative handpiece comprised of two electrodes: the internal electrode is inserted into the fat layer while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula is passed through the subcutaneous fat while the external electrode is moved above and over the skin’s surface. The small, conductive tip of the cannula delivers RF energy into the subcutaneous fat, liquefying it and simultaneously contracting fibrous septa. The liquefied fat can then be removed from the body through a suction cannula. Our RFAL products also apply gentle uniform heating of the dermis, thereby promoting skin tightening. Figure 1 below shows how the RF energy is delivered through the handpiece to simultaneously liquefy fat and tighten the skin.

Our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces rely on our proprietary RFAL technology. To date, there have been more than 130,000 successful RFAL procedures conducted with positive clinical results using our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

External cannula
RF energy controlled by thermal sensors
Outer dermis
Subdermal layer
Subcutaneous fat tissue
Internal cannula
Handpiece

Figure 1: RFAL mechanism of action.

Deep Subdermal Fractional RF

Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. Our deep subdermal fractional RF can be applied to both face and body. Our Morpheus8, Morpheus8 Body and Morpheus8 V handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Embrace RF, Optimas and EmpowerRF platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

Coated pins delivering localized heat to depths of up to 4 millimeters
RF energy causing fat coagulation, connective tissue contraction and sub-necrotic bulk heating of skin

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

Deep Heating Collagen Remodeling for Skin and Human Natural Openings

Our Deep Heating Collagen Remodeling propriety technology delivers heat in a uniform and volumetric form targeting deep into tissue while providing collagen remodeling with real-time control of the device’s temperature. The versatility of this technology allows the operator to provide a customized solution to address a variety of women’s wellness concerns that occur due to aging, hormonal stress or physical damage. Our Forma, FormaV, and Morpheus8V handpieces utilize Deep Heating Collagen Remodeling technology while harnessing continuous bipolar RF energy with real-time temperature measurement. RF energy generated heat is delivered uniformly to vaginal tissue through a consumable applicator to provide vaginal and labia contraction with patients often seeing effects of the procedure immediately.

Pulse/Continuous Bipolar RF

Continuous Bi-polar RF is electrical energy in the RF spectrum (1 MHz) that results from the flow of an electric charge between two electrodes. This conducted energy increases ion movement in the tissue and generates kinetic energy that is transformed to thermal energy (heating). In turn, this thermal energy causes controlled damage to the tissue and triggers a natural healing mechanism and tissue-renewal resulting in tissue tightening and remodeling. The distance between the electrodes allows for control of the depth of penetration of the bi-polar RF energy into the tissue. The distance between the electrodes is chosen based on the particular treatment and according to the tissue to be treated (generally varies between a few millimeters to 3-4 centimeters). Bi-polar RF can be delivered to the tissue in one of two modes: either pulse or continuous. In pulse mode, pulse duration is pre-determined and RF energy automatically stops. In continuous mode, the RF energy is delivered uninterrupted into the tissue for as long as the operator deems appropriate. As part of the design, continuous bi-polar RF energy allows real-time measurement of the patient’s skin temperature. This allows our products to provide real-time feedback to the operator throughout the treatment process and enhances overall safety and efficiency. All of our RF platforms (both existing and expected) and RF handpieces (both minimally and non-invasive) have both pulse bi-polar RF and continuous bi-polar RF capabilities. Our proprietary RFAL-based products (such as our BodyTite product platform and FaceTite handpiece) and Deep Heating Collagen Remodeling based products (such as our Forma handpiece) primarily utilize the continuous bipolar RF feature. Our proprietary Deep Subdermal Fractional RF based products (such as our Morpheus8 handpiece) and Simultaneous Fat Destruction and Skin Tightening products (such as our BodyFX handpiece) primarily utilize the pulse feature depending on the procedure and target result. Figure 3 below shows how RF energy is delivered through the handpiece by an electric charge between two electrodes continuously into the tissue.

Figure 3: Pulse/Continuous Bi-polar RF mechanism of action.

Non-invasive Medical Aesthetic Technologies

In addition to our proprietary minimally invasive solutions, we continue to develop innovative non-invasive medical aesthetic solutions, including:

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

•
Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting non-invasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, Votiva, Contoura, Evoke and EvolveX hands-free platforms and EmpowerRF for women’s health.

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

In addition, we offer ongoing livestream cases for customers where they can observe and interact in real-time with both our training staff and highly qualified physician instructors on a regular basis. Advanced training is also available for physicians who choose to expand their education on highly skilled procedures, including non-excisional breast lifting or brachioplasty. We are continuing to build a library of on-line instructional videos as both a reference tool and to expand physicians’ procedural offerings. We also provide support to help customers educate and engage patients about the new minimally invasive procedures available to them through our In-Practice program. This program provides hands-on, personalized marketing support for customers’ practices including signage, educational collateral, digital marketing and advertising assets. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetics industry.

Our Competitive Strengths

We attribute the growing commercial success of our various platforms and products to the following:

•
Pioneer of the minimally invasive aesthetic solutions market. We believe our proprietary technologies represent a paradigm shift in the minimally invasive and surgical aesthetic solutions market. We believe our technologies and products demonstrate numerous performance advantages over other aesthetic options and enable physicians and patients to obtain results that can generally only be achieved with more expensive and invasive surgical procedures. Our RF proprietary energy-based technology simultaneously kills fat and tightens skin, overcoming many of the limitations of other surgical, minimally and non-invasive procedures, positioning us to address unmet patient needs and expand the addressable patient population for aesthetic solutions. Although each of our product platforms has a primary handpiece or applicator that is either minimally or non-invasive, our platforms are designed to be modular, which enables the user to provide complementary treatments using a single platform by attaching different handpieces or applicators.

•
Strong brand recognition. Our brand is associated with product leadership, significant technological advances and extensive clinical data, which has led to strong customer loyalty. Unlike many of our competitors, our technology is not exclusively laser-based or limited to superficial treatment of the skin. Instead, we have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our brand is synonymous throughout the physician and patient communities with having the broadest RF energy-based portfolio in the minimally invasive aesthetics market for fat destruction and remodeling, face and body contouring and skin tightening.

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

•
Broad regulatory approvals supported by extensive clinical data. We have 28 FDA clearances and in addition to the United States, are permitted to sell in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 65 peer-reviewed publications and there are 60 completed and 18 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, EvolveX, Morpheus8 and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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

Our Growth Strategy

Our objective is to expand our technological leadership in the surgical solutions market and to leverage our RF proprietary technologies to expand into additional medical solutions markets. We intend to achieve this goal by implementing the following strategies:

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

•	United States: We have a direct sales presence in United States and plan to keep expanding our direct sales team.

•	Canada: We have a direct sales presence in Canada and plan to keep expanding our direct sales team.

•
Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors (in addition to our subsidiaries network in the United Kingdom, Spain, Italy and France).

•	Latin America: We plan to enhance our network of exclusive distributors in Argentina, Brazil, Colombia, Mexico, Panama and Chile.

•
Asia-Pacific: In addition to our direct sales presence in India and Australia, we may also establish direct sales presence in China through our fully-owned subsidiary in Guangzhou, as well as enhance our network of exclusive distributors in Japan, Philippines, South Korea, Taiwan and Thailand.

•
Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Additionally, we have experienced growth in the sales of consumables over the past four years. Since inception, we have sold over 911,000 consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

•
Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, noninvasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of SUI, vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments and other GSM symptoms, snoring and rhinitis treatments, dry eye and eyelid treatments, TMJ (Temporomandibular Joint Disorders) and ED (Erectile Dysfunction). We launched one new product platform in 2021 and replaced another, which we believe will allow us to continue to grow our revenues over the long term and further penetrate the market for aesthetic solutions. Each such product is or will be subject to the FDA regulatory framework, specifically, the FDA’s 510(k) clearance requirements, described in this Annual Report on Form 20-F.

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

Minimally Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite	Body Contouring (MI)
			FaceTite	Face Contouring (MI)
			NeckTite	Neck Contouring (MI)
			AccuTite	Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Morpheus8	Skin Rejuvenation (MI)
			Forma	Skin Rejuvenation (NI)
			Lumecca	Skin Rejuvenation & Pigmentation (NI)
			DiolazeXL	Hair Removal (NI)
			Vasculaze	Vascular Lesion (NI)
				Facial Wrinkles and Texture (MI)
EmbraceRF	Bipolar RF	2018	FaceTite	Face Remodeling (MI)
			Morpheus8	Facial Wrinkles and Texture (MI)
			AccuTite	Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV	Women’s Health (MI)
				Women’s Health (NI)
Morpheus8	Bipolar RF	2021	Morpheus8	Face and body fractional RF treatment (MI)
			Morpheus8 Body
EmpowerRF	Bipolar RF and EMS	2021	FormaV, Morpheus8V, VTone, Aviva	Women’s health (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX MiniFX Plus	Body Contouring Face/Neck Contouring Skin Tightening
Triton	Laser	2018	Triton Duo Light Triton Duo Dark	Hair Removal Hair Removal

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
EvolveX	Bipolar RF EMS	2021	Tite (HF) Transform (HF) Tone (HF)	Skin Tightening Body Contouring EMS
Evoke	Bipolar RF	2020	Cheek (HF) Chin (HF)	Skin Rejuvenation Skin Rejuvenation

*	“MI” = Minimally Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

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

Handpieces and Hands-Free Applicators

Our handpieces and hands-free applicators are used to apply the energy to the patient treatment area. The handpieces and hands-free applicators are designed for specific targeted body areas, type of energy to maximize treatment safety and efficacy for specific treatment. Certain of our handpieces and hands-free applicators have a contained thermal field that ensures a controlled and safe treatment through our Acquire, Control and Extend, or ACE, technology. Our ACE technology ensures that no areas are under- or over-treated using therapeutic temperatures safely and efficiently. Built-in safeguards, including real time measurements of skin temperature, impedance monitoring, power cut-off and audible feedback, help ensure patient safety throughout the procedure. A number of our handpieces and hands-free applicators are, or contain, one-time use applicators, or consumables, that must be replaced following each treatment.

Minimally Invasive

BodyTite – The minimally invasive, consumable Bodyrite handpiece, introduced in 2010, utilizes directional RF energy for RFAL treatments using needle-size cannula and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 17cm cannula that provides treatment depth up to 50mm.

Facerite/NeckTite – The minimally invasive, consumable FaceTite and NeckTite handpieces, introduced in 2012, utilize directional RF energy for RFAL treatments using cannula with diameters of 1.8mm and 2.2mm and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures up to 42°C. This handpiece allows tissue treatment using a 10cm cannula that provides treatment depth up to 25mm.

AccuTite – The minimally invasive AccuTite handpiece, introduced in 2019, utilizes directional RF energy for RFAL treatments using sub-millimeter cannula with diameters of 0.9mm and external electrodes to apply RF energy to subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 60mm cannula that provides treatment depth up to 25mm. Additionally, in 2019, we began marketing AccuTite for Aviva, a minimally invasive procedure that restores the function and appearance of the vulva by offering a non-excisional alternative to a labiaplasty. Aviva is powered by AccuTite to deliver safe and uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introitus and perineal body.

Fractora – The minimally invasive Fractora handpiece, introduced in 2011, uses customizable fractional energy and superficial fractional resurfacing for subdermal adipose tissue remodeling. The handpiece offers two treatment depths (skin surface and subdermal) and is safe on all skin types including type IV. The consumable applicator tip contains 24-coated pins with a length of up to 4mm.

Morpheus8/Morpehus8 Body/Morpheus8V – The minimally invasive Morpheus8 and Morpheus8 Body handpieces use RF energy for subdermal adipose tissue remodeling, which is programmable by the user according to treatment area. The handpieces offer treatment depth up to 7mm. The upper part of the needle and external electrodes are coated with a polymer to prevent skin surface thermal damage while delivering RF energy into the subdermal space.

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

FormaV – The non-invasive FormaV handpiece, introduced in 2017, uses our ACE technology to deliver auto-adjusting uniform RF energy generated heat (up to 43°C) to vaginal tissue through a consumable applicator.

VTone – Intervaginal EMS device to treat SUI and pelvic floor muscle restorations.

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

Lumecca – The non-invasive Lumecca handpiece, introduced in 2015, is an IPL handpiece optimized for both light and dark skin that uses a xenon flash lamp to deliver filtered optical energy in the 515nm to 1200nm range for light skin treatment and 580nm to 1200nm range for darker skin. Lumecca is intended for treatment of superficial vascular and pigmented lesions. The handpiece covers a spot size of 30mm x 10mm with a peak optical power of 10,000 watts.

Vasculaze – The non-invasive Vasculaze handpiece, introduced in 2018, is a 1064nm wavelength diode laser intended for use in the coagulation and hemostasis of benign vascular legions such as, but not limited to, reticular leg veins, spider veins, hemangiomas, port wine stains and venous lakes. Vasculaze is optimized with high peak power, strong contact cooling and an ergonomic head intended to maximize treatment efficiency. The handpiece covers a spot size of 3mm x 4mm and has pulse duration of 20 to 100 milliseconds, or msec.

Hands-Free

Transform – The non-invasive Transform, introduced in 2021, is a set of six hands-free applicators for the EvolveX platform. The mechanism of action is a combination of Bipolar RF and EMS. The Transform is mounted on a belt and works automatically without the assistance of a physician or technician.

Tite – The non-invasive Tite, introduced in 2019, is a set of eight hands-free applicators for the EvolveX platform. The mechanism of action is similar to the Plus handpiece. The Tite is mounted on a belt for treatment of different body parts and areas without the assistance of a physician or technician.

Tone – The non-invasive Tone, introduced in 2019, is a set of four hands-free electro-muscle stimulation applicators. The Tone is designed to be used on the EvolveX platform for muscle stimulation and improving skin tone.

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

Face and Body Contouring

Minimally Invasive

Generally performed by a physician, RFAL delivers directional RF energy into a patient’s subcutaneous fat to coagulate and liquefy adipose tissue and heat the subcutaneous fibrous septa, resulting in substantial collagen contraction of the subdermal space. RF energy is delivered through an innovative handpiece comprised of two electrodes. The internal electrode is inserted into the fat layer, while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula passes through the subcutaneous fat, while the external electrode slides over the skin’s surface. The small conductive tip of the cannula concentrates RF energy in the subcutaneous fat, liquefying it and simultaneously contracting the fiber septa. This liquefied fat can then be removed from the body. Our RFAL technology can be administered on all regions of the body and typical treatments are approximately 30 to 90 minutes each under local anesthesia. We received 510(k) FDA clearance for our RFAL technology in 2016. Users conduct minimally invasive face and body contouring using RFAL technology with the BodyTite and Embrace platforms and BodyTite, FaceTite and AccuTite handpieces.

Generally performed by a physician, Deep Subdermal Fractional RF, delivers RF energy into the subcutaneous adipose tissue to depths of up to 4mm through an array of coated needles producing localized heat and matrix of small lesions in the subcutaneous fat. The heat generated by the pins in the subdermal tissue promotes connective tissue restructuring. As a result, physicians can offer a versatile fractional treatment creating a three-dimensional collagen contraction and subdermal fat coagulation. The deep fractional remodeling is used when fat layer is not thick enough to use RFAL technology or when patient wants only superficial result. Deep Subdermal Fractional RF can be used for wrinkle reduction, skin tightening and treatment of cellulite appearance. In addition to reshaping, Deep Subdermal Fractional RF provides long-term results for inflammatory acne by coagulating enlarged sebaceous glands. The most common areas of treatment are the face and neck. Patients generally receive between one to three treatments for approximately 30 minutes each. Treatments are typically spaced two to three weeks apart. We received two 510(k) FDA clearances for Fractora in 2011 and 2016, and 510(k) FDA clearance for the Morpheus8 in 2019. Customers use this technology with the BodyTite, Embrace, Votiva and Optimas platforms.

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

Hands-Free

Hands-Free Applicators: Applied by physicians and other aesthetic practitioners, our differentiated skin tightening, fat reduction and muscle stimulation solution is based on bipolar RF and EMS technologies, delivered through a set of hands-free applicators mounted or placed over the body or face. The setup of the parameters is determined by a doctor. Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body and face. Patients generally receive three to six treatments for approximately 30 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for the Evoke and Evolve in 2019. In 2021 we received 510(k) FDA clearance for the EvolveX which replace the Evolve platform. Users conduct hands-free face and body contouring with the Evoke and EvolveX platforms using the Transform, Tite and Tone hands-free applicators for the EvolveX, and Cheek and Chin hands-free applicators for the Evoke.

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

Women’s Health

We have two platforms for women’s health: the Votiva and the EmpowerRF. Procedures with these platforms are performed by a physician. Depending on the handpiece, the administration of bipolar RF energy or subdermal heating is applied to gently warm and massage the internal vaginal tissue (FormaV), the external vaginal tissue (Morpheus8V), or to deliver uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introitus and perineal body (Aviva procedure administered by the AccuTite handpiece), and pelvic floor muscle restoration (with VTone). Depending on the treatment type, patients typically receive between two to three treatments of approximately 15 minutes each. Treatments are typically spaced two to three weeks apart. We received 510(k) FDA clearance for FormaV for certain indications in 2017. In July 2018, we received a letter from the FDA seeking information as to the regulatory basis for marketing of our FormaV handpiece based on our promotion and labeling of this device for use in certain women’s health conditions and procedures. We timely responded to the FDA by immediately altering the wording of our promotional and labeling materials, and we submitted a response letter in August 2018 answering the FDA’s questions and advising the agency that we had modified our promotional and labeling materials to remove certain statements regarding uses of our products for conditions and procedures that were questioned by the FDA in the agency’s informational request letter. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continues to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims. We have received no further communications from the agency regarding this matter.

Sales and Marketing

Our primary strategy to increase market penetration relies on selling directly to our traditional customer base of plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs. We believe we are the only company commercializing minimally invasive aesthetic solutions specifically targeting the surgical community and believe our products represent a significant opportunity for these practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue. We are also targeting newer market opportunities consisting of OB/GYNs, ENTs, ophthalmologists, general practitioners and aesthetic clinicians as an incremental growth opportunity.

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

We currently sell and market our products in the United States, Canada, the United Kingdom, Spain, France, Italy, Australia and India, through a direct sales force of approximately 170 representatives. We also sell and market our products through 49 distributors in 61 countries. Our U.S. sales efforts are headquartered in Irvine, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States will continue to increase.

In international markets, to complement our direct sales force in Canada, the United Kingdom, Spain, France, Italy, Australia and India, we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2021, we had an international sales management team of seven employees supporting 49 independent distributors. The percentage of our revenues from customers located outside of the United States for the years ended December 31, 2021 and 2020 was 34% and 27%, respectively. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets, including within Canada, the United Kingdom, Spain, France, Italy, Australia and India, by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in equipment and marketing, and to attend certain exhibitions and industry meetings.

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

We service our products in three service centers: (1) the U.S. market is serviced through our facility in Irvine, California, (2) the Canadian market is serviced through our facility in Toronto, Canada, and (3) the rest of the world is serviced through our distributors and our facility in Yokneam, Israel. In the event of a technical malfunction, our customers first contact us (if in the United States or Canada) or our distributors (if outside of the United States or Canada) telephonically. If a product requires service or repair that cannot be addressed telephonically, we or our distributors ship a temporary “loaner” system to the customer as soon as possible, often overnight. This unique “loaner” system reduces any product downtime and associated lost revenues for the physician. We then arrange for shipment of the defective product to one of our service centers in the United States or Canada. Outside the United States or Canada, the product is sent to our distributors or our facility in Israel. Either we or our distributors quickly repair the faulty product and ship it back to the customer. We have designed our products in a light-weight, modular fashion to enable quick and efficient service and support. Specifically, we build our platforms to be less than 35 kilograms in weight to ensure acceptance by traditional, commercial third-party logistics providers for next-day delivery of replacement products without requiring specialized shipping procedures. We believe our depot service and support model provides for more efficient and less costly operations.

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

Manufacturing and Supply

We rely primarily on outsourced manufacturing to produce our devices while maintaining control over the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on as part of our business. Through our strategic arrangement with Flextronics (Israel) Ltd., or Flex, and (BY) Medimor Ltd., or Medimor, we maintain dedicated manufacturing lines supervised by us in Flex and Medimor’s medical-grade manufacturing facilities in Migdal Haemek and Poriya, Israel. Within the Flex and Medimor facilities, all proprietary manufacturing, testing and assembly equipment has been built and is owned by us. We also use a separate manufacturer in addition to Flex and Medimor to produce our handpieces and disposables.

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

The contracts we have with our main manufacturing subcontractors (Flex and Medimor) do not have minimum purchase requirements and allow us to purchase end products entered into on a purchase order basis. Under these contracts, our manufacturing subcontractors provide manufacturing services pursuant to our written specifications. These manufacturing services include labor, materials, testing, packaging and delivery, as well as allocating production and storage space within their facilities for our products. Pricing under these contracts are reviewed between us and the manufacturing subcontractors every three months. These contracts typically have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturing subcontractor provide three months written notice prior to the expiration of the term. To date, we have not experienced any significant manufacturing delays. These contracts can be terminated by either party, without cause, with four to six months prior written notice.

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

In November 2019, we signed a Share Purchase and Shareholders Agreement, or the SPA, with Medimor, one of our turnkey manufacturing subcontractors. Pursuant to the SPA, we have invested an aggregate of $600,000,  in consideration for 1,369,863 ordinary shares of Medimor (which reflected a 10.34% ownership interest in Medimor at the signing date, on a fully diluted basis), at a price per share of $0.438, of which 414,384 ordinary shares were issued upon consummation of the initial closing on December 31, 2019, and the remaining 955,479 ordinary shares were issued in July 2020 following Medimor achieving certain pre-defined milestone events.

Research and Development

Our research and development activities are conducted internally by a team of 25 research and development staff based mainly in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening, and (iv) Deep Heating Collagen Remodeling, and developing new technologies. We have a number of new projects and products under development, mainly focusing on additional minimally and non-invasive aesthetic and medical treatments.

Our research and development expenditures for the years ended December 31, 2021 and 2020 were approximately $9.5 million and $9.5 million, respectively.

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

Patents and Patent Applications

As of February 10, 2022, we own six issued U.S. patents and one issued Korean patent. As of February 10, 2022, we have filed fourteen patent applications that are pending in the United States Patent and Trademark Office. Out of those applications, one was filed also under The Patent Cooperation Treaty and one in Europe. Our issued U.S. patents are projected to expire between 2027 and 2038 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

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

Patent Litigation

We have received, and we may in the future receive, allegations from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such third-party patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments, and we could also be enjoined from continuing the infringing activity. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. We might be unable to design around such patents or continue offering the products or services found to be infringing, or we could suffer other adverse consequences.

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

On March 16, 2021 we filed a complaint with the United States International Trade Commission (“ITC”) alleging ILOODA's fractional radio frequency (“RF”) microneedling system, distributed in the United States by Cutera, Inc., infringes on our U.S. Patent No. 10,799,285. Additionally, we requested that the ITC investigate ILOODA's infringing imports and issue an exclusion order to bar importation of ILOODA’s microneedling system. On November 22, 2021 we reached a settlement agreement with ILOODA and, accordingly, filed an agreed motion to terminate the investigation.

Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and could prohibit us from using technologies essential to our products, either of which would have a material adverse effect on our business, results of operations and financial condition. See “Item 3. Key Information - D. Risk Factors-Risks Related to Our Intellectual Property -- If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology.”

Copyrights, Trademarks and Trade Secrets

The software programs associated with our products are protected by U.S. copyright law.

We also filed for protection available under trademark law. As of December 31, 2021, we own 12 registered trademarks in the United States and we own at least 33 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least 18 pending foreign trademark applications. We also have 4 trademark applications in the United States pending for “EmpowerRF by InMode”, “EnvisionRF by InMode”, “SARD” and “Evoke.”

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

Competition

Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by public companies, including Allergan plc, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc., Sisram Medical Ltd. and Viveve Medical, Inc., as well as by private companies, such as Cynosure LLC (formerly Cynosure Inc.), Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. and Merz Pharma Group. Our products compete against conventional medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.

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

Government Regulation

Our products and operations are subject to extensive and rigorous regulation by the relevant governmental authorities in the countries where we market and sell or products. These governmental authorities include the FDA, which enforces, the FDCA as well as other similar laws, and regulatory bodies worldwide. In addition, the Federal Trade Commission, or FTC, regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

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

In the United States, the FDCA and its implementing regulations govern the following activities that we perform and will continue to perform to help ensure that medical products distributed within the United States are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record-keeping;

•	premarket clearance or approval;

•	advertising and promotion;

•	manufacturing and production;

•	product sales and distribution;

•	import, export and shipping;

•	establishment registration and device listing; and

•	recalls, field-safety corrective actions and post-market surveillance.

Each of our currently marketed products has received 510(k) clearance for the uses for which they are being marketed.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States requires 510(k) clearance or premarket approval. The FDA classifies medical devices into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. All of our current products are Class II devices subject to the 510(k) clearance requirements.

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

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF), Optimas, Votiva, Contoura, Triton, EmbraceRF, Morpheus8 EvolveX and Evoke platforms

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
•      muscle re-education;
•      relaxation of muscle spasms;
•      increasing local blood circulation; and
•      immediate postsurgical stimulation of calf muscles to prevent venous thrombosis.

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

InMode RF / BodyTite / EmbraceRF	Radiofrequency (RF)	Bodyrite minimally invasive handpiece for thick body areas (>20mm)
K171593 (10/10/2017)

The InMode RFIBodyTitel EmbraceRF platform with the minimally invasive Bodyrite handpiece for thick body areas is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF / Bodyrite / EmbraceRF	Radiofrequency (RF)	Bodyrite minimally invasive handpiece for thin body areas (<20mm) or for large specialty areas
K163190 (12/12/2016)

The InMode RFIBodyTitel EmbraceRF platform with the minimally invasive Bodyrite handpiece for thin body and large specialty areas is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.

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

EmBody (Evolve)	Radiofrequency (RF)	Tone
K201285 (03/05/2021)

The EmBody (Evolve) platform with its designated applicators is intended for the treatment of the following medical conditions:

The EmBody (Evolve)  System with Tone Applicator is designed to operate in two modes – EMS and TENS.
In EMS mode it is used for:
•          Relaxation of muscle spasms
•          Prevention or retardation of disuse atrophy
•          Increasing local blood circulation
•          Muscle re-education
•          Maintaining or increasing range of motion
•          Immediate postsurgical stimulation of calf muscles to
 prevent venous thrombosis
And in TENS mode is intended for:
•          Symptomatic relief and management of chronic,
 intractable pain
•          Post-surgical acute pain
•          Post-trauma acute pain

EmBody (Evolve)	Radiofrequency (RF)	EMBodyPlus – Tite T3-Transform
K210877 (07/19/2021)

The EvolveX System with the T3 Applicator employs RF technology or EMS-TENS technology for the treatment of selected medical conditions.
The T3 Applicator in RF mode is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.
The T3 Applicator in EMS mode is intended for:
•          Relaxation of muscle spasms
•          Prevention or retardation of disuse atrophy
•          Increasing local blood circulation
•          Muscle re-education
•          Maintaining or increasing range of motion
•          Immediate postsurgical stimulation of calf muscles to
 prevent venous thrombosis
The T3 Applicator in TENS mode is intended for:
•          Symptomatic relief and management of chronic,
 intractable pain
•          Post-surgical acute pain
•          Post-trauma acute pain
The RF treatment mode and EMS/TENS mode should not be used in combination or sequentially.

InMode RF Pro Platform – Empower	Radiofrequency (RF)
i-Forma
Forma(Plus), Plus90,
Plus(Plus-Plus)
BodyFX,
MiniFX,
Wmface,
Fractora 24 pins tip
Fractora 60 pins tip
Morpheus8 24 Pin
 Applicator
Morpheus8 40
 Pin treatment tip
•     Morpheus8 12 Pin
 treatment tip
•     Morpheus8 T Pin
 treatment tip

K201150 (07/21/2021)

The InMode RF  Pro System with the Non-invasive RF Applicators employs RF energy for various applications:
•          i-Forma, Forma (Plus), Plus (Plus Plus) and Plus90 for relief of minor muscle aches and pain, relief of muscle spasm, and temporary improvement of local blood circulation.
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

The Medical Devices Regulation was however originally intended to become applicable three years after publication and, in April 2020, such transition period was extended by the European Parliament and the Council of the EU by an additional year – until May 26, 2021. Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once applicable, the new regulations will among other things:

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

Following the end of the “Brexit” Transition Period, since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) has been responsible for the UK medical device market. The new regulations require medical devices to be registered with the MHRA (but manufacturers will be given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK will need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. By July 1, 2023, in the UK (England, Scotland, and Wales), all medical devices will require a UKCA (UK Conformity Assessed) mark but CE marks issued by EU notified bodies will remain valid until this time. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. All of our platforms and applicators require UKCA marking.

Several member states of the EEA have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.

In Israel, the Medical Equipment Law generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. All of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations that expired on January 31, 2021. We applied for extensions as required to maintain active registrations, and such registrations now expire on January 31, 2023.

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

As an Israeli headquartered company, we are subject to the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017. Further, in the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection and advertising laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

In the European Union and the EEA, the GDPR imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU and EEA member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and EEA member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the new data protection rules imposed by GDPR, we may be required to put in place additional mechanisms ensuring compliance. Further, since January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. It is not clear whether (and when) an adequate decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long-term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

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

Corporate and Social Responsibility

Our management continues to participate in Corporate Social Responsibility (“CSR”) Reporting on our website to respond to increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, Chinese NMPA (previously Chinese FDA), ISO, as well as international GMP standards. We successfully completed all audits conducted by the regulatory bodies in 2021, including a physical audit of our facilities and the facilities of our Tier 1 subcontractors‑Medimor, Flex, and Resonetics.

Our mission is to develop and produce innovative, life-changing technologies to enable patients to become their ‘best possible self’, in the safest and most effective manner. Our commitment to CSR topics complements InMode’s core values to provide the ultimate in customer care and support.

Management Discussion

In 2021, we completed reporting on all six topics defined by The SASB (Sustainability Accounting Standards Board) Sustainability Accounting Standard for Medical Equipment and Supplies. These topics were: Affordability & Pricing, Ethical Marketing, Product Design & Lifecycle Management, Business Ethics, Product Safety and Supply Chain Management.

MSCI Ratings

MSCI is one of the leading organizations to rank a company’s ESG compliance. MSCI has ranked InMode as “BB-Average rank”, based on a more in-depth review of the company’s ESG compliance activities. InMode’s ranking is above the industry’s average.

The CSR Report also highlights our impact on the local economies in government-designated development areas in the periphery where we work with contract suppliers and subcontractors (https://inmodemd.com/investors/corporate-social-responsibility-documents/ ) .

The CSR Report specifically focuses on our primary assembly and manufacturing facilities in Israel, the location of the Company’s headquarters. Further information on our corporate social responsibility efforts and SASB data reporting is available on our website. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

Environment

Carbon Emissions

Our products do not require any fossil fuels for manufacture, and we do not have any active carbon emissions from our headquarters. We are aware of the importance of reducing carbon emissions and have made a management decision to eliminate almost all air shipments to the United States, our largest market.

Industrial and Electronic Waste Disposal

This year, we have focused our efforts on setting baseline metrics for many of our activities. One of our priorities is to manage industrial and electronic waste disposal at our R&D facility. As a result, we have a new agreement with a government-approved industrial waste removal company. We have now designated an electronic waste depository in the warehouse and expect to manage the disposal every quarter.

Printing

Annually, we sell thousands of our consumables in boxes with colorful printed sleeves. In January 2022, after a physical audit of the facilities, our printer, Gestelit, received Forest Stewardship Council (“ FSC”) Certification. The FSC is an international non-profit, multistakeholder organization established in 1993 that promotes responsible management of the world's forests. In 2021, InMode printed 14.8 tons of paper by an FSC-approved printing press. We will be updating all of these sleeves to include the FSC logo and instructions for recycling.

Social

As previously reported, we have started baseline metrics for many of our activities. This also holds true for many of our social and community involvement activities.

Employees

We continue to expand our staff around the world, by 51 employees, in 2021, We currently have a total of 362 employees of which 237 are male and 125 female.

Training & Development

At InMode we carry out two types of training courses: Internal technical and sales training on all of InMode’s products, as well a professional development courses offered by third-party contractors. All new employees receive a full-day training in all of InModes platforms and handpieces. Additionally, with the introduction of each new product or technology, all clinical, marketing and sales personnel undergo product training. All team members employed in the production and testing lines receive advance technical training for manufacturing and maintenance of the new products.

Corporate Culture

InMode encourages an informal corporate culture, and the company organization encourages direct communication with managers and management, creating an atmosphere where every employee feels integral to the company's success. In 2021, this phenomenon manifested in many types of employee activities: Halloween celebrations, holiday festivities, summer picnics, spontaneous birthday parties, and more.

Community Involvement in the Periphery

Robotics Mentoring in Dimona

Since 2017, Moshe Mizrahy and InMode engineers have been involved with the FIRST Robotics Group at Amit Zinman High School in Dimona. Dimona is located in southern Israel and is an area in the lower rungs of the socioeconomic scale.

InMode supports the robotics team of Amit Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring and opportunities to design electromechanical devices. One of the program's goals is to introduce STEM subjects into the community through projects and our outreach programs and activities for kindergartens and elementary schools. We continue to support the Robotics team with mentoring, resources, and funds and will continue in 2022.

Technology Project at ORT Maale Tiberias High School

InMode, together with Medimor, our Tier 1 supplier, has established a partnership with ORT Maale Tiberias school to create a sustainable technology project. We have earmarked one hundred thousand dollars to this educational project. Tiberias is in  an economically depressed area of Israel and there have been few industry or business partnerships with Tiberias. We are proud to sponsor such an exciting and impactful project.

C. Organizational Structure

Our subsidiaries, the countries of their incorporation/residence and proportion of ownership interest are as follows:

Name	Jurisdiction of Incorporation	Percentage Ownership
Invasix Inc.	Delaware, USA	100%
Invasix Corp.	Canada	100%
InMode M.D. Ltd.	Israel	100%
Invasix UK Ltd.	United Kingdom	100%
InMode Japan KK	Japan	100%
Invasix Iberia S.L.	Spain	100%
Guangzhou InMode Medical Technology Ltd.	China	100%
InMode Asia Limited.	Hong Kong	100%
InMode India Private Limited	India	100%
InMode Australia Pty Ltd	Australia	100%
IMD France EURL	France	100%
InMode Innovations Ltd.	Israel	100%
InMode Italy S.r.l	Italy	100%

D. Property, Plants and Equipment

We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2024. In January 2019, February 2020 and March 2021, we signed a supplemental lease agreements, further expanding our headquarters in Israel.

We currently lease approximately 24.5 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $48.7 thousand.

Our U.S. subsidiary leases an approximately seven-thousand-square-foot facility in Lake Forest, California pursuant to a lease that expires in August 2022. Our current monthly rent payment is approximately $10 thousand.

In August of 2020, our U.S. subsidiary, signed a new leasing agreement, for an approximately 24-thousand-square-foot facility located in Orange County, California, to support our expanding operations in the U.S. The new lease agreement is for seven years and four months and occupation of the new facility commenced in the middle of April of 2021. The current monthly rent payment is approximately $25 thousand.

Our Canadian subsidiary leases an approximately six-thousand-square-foot facility in Richmond Hill, Ontario pursuant to a lease that expires in June 2022 in consideration for a current monthly rent payment of approximately $6 thousand.

From time to time, we also lease small properties, mainly for offices for subsidiaries around the world which range for periods of up to three years. In February 2020, our subsidiary in Australia signed a lease agreement for its offices that expires in March 2023.

We believe our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2021, 2020 and 2019, which are included elsewhere in this 2021 Annual Report. A discussion of the year ended December 31, 2019 can be found in the Annual Report on form 20-F filed with the SEC on February 10, 2021.

Overview

We design, develop, manufacture and commercialize innovative, energy-based, non-invasive, minimally invasive surgical aesthetic and medical treatment solutions. Since 2010, we have launched ten product platforms (BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8 and EmpowerRF) that we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, medical spas, dermatologists and OB/GYNs.

As of December 31, 2021, we had a global installed base of approximately 11,600 product platforms capable of running various multi-use applicators and minimally invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2021, we derived approximately 89% of our revenues from the sale of medical aesthetic products and approximately 11% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past four years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization as well as our number of platforms, to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2021 and 2020 we derived approximately $256.3 million, or 72% and $127.4 million, or 62%, respectively, of our total revenues from the sale of minimally invasive platforms, we derived approximately $72.5 million, or 20% and $65.3 million, or 32%, respectively, of our total revenues from the sale of hands-free platforms and approximately $28.8 million, or 8% and $13.4 million, or 6%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 2021, in growth of $128.9 million, or 101%, $15.4 million, or 115%, and $7.2 million, or 11% in revenues from the sale of minimally invasive platforms, non-invasive platforms and hands-free platforms, respectively. In the future, we expect that revenues from the sale of minimally invasive platforms and hands-free platforms will continue to be a major contributor to our revenues. Results for the year ended December 31, 2019 are provided in the consolidated financial statements and notes filed with this report on Form 20-F beginning on page F-1.

We sell our products directly in the United States, Canada, United Kingdom, Spain, France, Italy, Australia and India, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
Geographic region	2021	2020
United States	66%	73%
International (non-U.S.)	34%	27%
Total	100%	100%

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. We intend to continue to invest in research and development activities, increase the number of sales representatives in our sales and marketing organization and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to increase the number of customers that enter into service contracts and extended warranties with us, which would result in additional recurring revenues. We also plan to expand our current product line in order to reach non-traditional customers, such as ENTs, ophthalmologists, general practitioners and aesthetic clinicians, and generate additional revenue.

Cost of Revenues

Our cost of revenues consists primarily of the expenses we incur to have our products manufactured and assembled by third parties and the direct costs we incur in order to obtain the materials, labor and overhead that are needed to manufacture and assemble our products.

Our cost of revenues also includes shipping, handling, service and warranty expenses, as well as salaries and personnel-related expenses, including share-based compensation expenses, for our operations management team, which is comprised of subcontractor supervisors and purchasing and quality control employees. We expect our cost of revenues to increase in absolute dollars primarily as, and to the extent, our revenue grows.

Our cost of revenues as a percentage of revenues has been, and we expect it to continue to be, affected by a variety of factors, including manufacturing costs, the average selling price of our products, the maturity of our existing products, promotional prices being offered to existing customers for our new products, and to a lesser extent the sales mix between the United States and the rest of the world as our average selling price in the United States tends to be higher than in the rest of the world. We expect our gross margin to be maintained at current levels over time to the extent we are successful in offsetting increased material and shipping costs with reducing manufacturing costs as our sales volume increases, as well as, maintaining our average selling prices. However, our gross margin may fluctuate from period to period.

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and personnel-related expenses, including share-based compensation expenses, for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect general and administrative expenses to grow at a steady state as our operations will continue to expand. However, general and administrative expenses may vary over time, due to increasing legal and insurance premium costs and involvement in IP related litigations.

Income Taxes

We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions.

Our facilities in Israel were previously granted the status of “Benefited Enterprise” which provided us with a ten-year corporate tax exemption for undistributed income, provided that we met certain conditions, including that the production of all of our products, directly or through subcontractors, was performed in Israel. The first year in which we were exempted from Israeli corporate tax was 2012 and the ten-year eligibility period of tax exemption expired in 2021. From 2022, the Company’s corporate tax rate is expected to be between 7.5% to 10%, under the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Actual results could differ from those estimates.

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

We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to our customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. Management estimation is required to determine the stand-alone selling price for each distinct performance obligation recognized. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Product revenue

Revenues from product sales are recognized when the customer obtains control over our product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Variable consideration includes price concessions related to installment sales contracts. We estimate variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

ASC 740 also contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. Management estimation is required in determining our uncertain tax positions.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

In determining the amount of income tax, we take into account the impact of uncertain tax positions. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, new information presented by a tax authority, or changes in tax legislation. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Share-Based Compensation

We grant share options and restricted share units (“RSU”) (together “Share-Based Compensation”) to our employees, directors and non-employees in consideration for services rendered.

We account for Share-Based Compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC 718”) which requires that all Share-Based Compensation to employees and non-employees be recognized in our consolidated statements of income based on their fair values. The grant date fair value of Share-Based Compensation is recognized as an expense over the requisite service period. The fair value of each share option granted is estimated using the Binomial Model, and for each RSU granted based on the Company’s share price at the date of the grant. We estimate forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.

For grants prior to 2021, we used the Binomial Model for option-pricing model that requires the input of subjective assumptions, including expected term of the option, expected volatility of the price of our ordinary shares, risk-free interest rates, early exercise multiple and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could differ.

We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

 Performance-based Share-Based Compensation expenses are calculated based on the valuation at the grant date, and recognized based on the probability of achieving those targets using management estimation. We assess at what scale can the performance targets be reached at each balance sheet date, and expenses are recognized accordingly. Changes in management estimation as for performance target being achieved can impact the share-based compensation expense recognized in the period the performance target estimate is changed.

We classify Share-Based Compensation expenses in our consolidated statements of income based on the department to which the related employee and non-employee reports.

Marketable Securities

We account for marketable securities in accordance with ASU 2016-01, “Financial Instruments - Overall (Subtopic 825‑10): Recognition and Measurement of Financial Assets and Liabilities” (“ASU 2016-01”), which relates to certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.

Our investments in marketable securities consist of government bonds, municipal bonds, corporate debt securities and certificates of deposit (together “AFS Securities”) measured at fair value in each reporting period. The fair value of quoted securities is based on current market value. As our AFS Securities fair value is based on Level 2 inputs, their fair value measurement involves using estimations for observable prices in similar instruments in active markets. We compare our primary AFS Securities fair value price source with other sources and may adjust prices for major differences that are found.

Since AFS Securities represent a significant amount of our assets, we check, on periodic basis, the compliance of our investment portfolio with our investment policy. We also review AFS Securities, on periodic basis, for credit losses and impairment. When the estimated fair value of an AFS Security is below its amortized cost, the AFS Security is assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. This determination requires use of our assessment.

More information regarding marketable securities is discussed in Note 2g and 2v in our consolidated financial statements.

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

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2021		2020
	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	357,565	100	206,107	100
Cost of revenues	53,592	15	30,849	15
Gross profit	303,973	85	175,258	85
Operating expenses:
Research and development	9,532	3	9,467	5
Sales and marketing	119,353	33	86,532	42
General and administrative	8,411	2	6,418	3
Other income	(800)	0	-	-
Total operating expenses	136,496	38	102,417	50
Income from operations	167,477	47	72,841	35
Finance income, net	525	0	3,291	(2)
Income before taxes	168,002	47	76,132	37
Income taxes	2,928	1	1,107	1
Net income	165,074	46	75,025	36
Add: Loss (net income) attributable to non-controlling interests	(103)	0	5	0
Net income attributable to Inmode Ltd	164,971	46	75,030	36

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Revenues

Our revenues increased by approximately $151.5 million, or 74%, to approximately $357.6 million for the year ended December 31, 2021, compared to approximately $206.1 million for the year ended December 31, 2020. This increase was attributable to increase in sales of our minimal invasive platforms in the U.S and outside of the U.S, in the amount of $128.9 million, and due to launch of new products.

Our revenues in the United States increased by approximately $87.8 million, or 59%, to approximately $237.3 million for the year ended December 31, 2021, compared to approximately $149.5 million for the year ended December 31, 2020. This increase was primarily attributable to increase in sales of our minimal invasive platforms in the U.S in the amount of $80.3 million, due to increase in patients and physicians awareness of our technology, an increase in marketing activity and events, and the launch of new products.

Our revenues outside of the United States increased by approximately $63.7 million, or 112%, to approximately $120.3 million for the year ended December 31, 2021, compared to approximately $56.6 million for the year ended December 31, 2020. This increase was primarily driven by an increase in revenues in Asia of $17.1 million as result of an increase in sales representatives in this region and receiving regulatory approval in China during the second half of 2020, an increase of $20.7 million in Europe due to an increase of distributors and an increase in patient and physicians awareness in the region, and an increase of $11.0 million in the Latin-America region due to an increase in patients and physicians awareness as well as the addition of new distributors in the region.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2021, increased by approximately 84% compared to the year ended December 31, 2020. This increase was primarily attributable to the growth in our installed platform base by 4,350 platforms, as well as patients and physicians becoming more familiar with our products.

Cost of revenues

Our cost of revenues increased by approximately $22.8 million, or 74%, to approximately $53.6 million for the year ended December 31, 2021, compared to approximately $30.8 million for the year ended December 31, 2020. This increase was primarily due to increased costs to purchase manufactured products to support the higher sales volume in the amount of $20.0 million and increase in operations team expenses in the amount of $1.8 million. Our gross margin remained relatively flat at 85% for the year ended December 31, 2021, compared to approximately 85% for the year ended December 31, 2020.

Research and development expenses

Our research and development expenses remained relatively flat at approximately $9.5 million for the year ended December 31, 2021, compared to approximately $9.5 million for the year ended December 31, 2020.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately $32.8 million, or 38%, to approximately $119.4 million for the year ended December 31, 2021, compared to approximately $86.6 million for the year ended December 31, 2020. This increase was primarily attributable to increase in salary expenses in the amount of $23.8 million and an increase in selling expenses in the amount of $6.2 million relating to increase in sharp volume of sales in 2021.

General and administrative expenses

Our general and administrative expenses increased by approximately $2.0 million, or 31%, to approximately $8.4 million for the year ended December 31, 2021, compared to approximately $6.4 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in legal costs and expenses and professional services as we expanded our operations in 2021, and an increase in salary and share-based compensation in the amount of $0.8 million.

Finance income, net

Our finance income, net was approximately $0.5 million for the year ended December 31, 2021, compared to approximately $3.3 million for the year ended December 31, 2020. This decrease in finance income, net was primarily attributable to a decrease in changes in foreign currency translation in the amount of $1.8 million, and a decrease in interest income from our portfolio of investments in bonds and corporate debt securities and short-term bank deposits in the amount of $1.1 million.

Income taxes

Our income taxes increased by approximately $1.8 million, or 164%, to approximately $2.9 million for the year ended December 31, 2021, compared to approximately $1.1 million for the year ended December 31, 2020. In 2021, the tax benefit derived from our “Benefited Enterprise” status was approximately $37.5 million, which represents approximately 22% of our income before taxes.

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

	2021				2020
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	(in thousands)				(in thousands)

Revenues	$110,540	$94,176	$87,325	$65,524	$75,187	$59,714	$30,765	$40,441
Cost of revenues	16,847	13,943	12,723	10,079	10,575	9,395	4,695	6,184
Gross profit	93,693	80,233	74,602	55,445	64,612	50,319	26,070	34,257
Operating expenses:
Research and development	2,528	2,248	2,455	2,301	2,260	1,959	1,816	3,432
Sales and marketing	35,286	30,835	28,670	24,562	25,239	23,758	14,536	22,999
General and administrative	2,527	2,132	1,941	1,811	1,673	1,309	1,613	1,823
Other income	(800)	-	-	-	-	-	-	-
Total operating expenses	39,541	35,215	33,066	28,674	29,172	27,026	17,965	28,254
Income from operations	54,152	45,018	41,536	26,771	35,440	23,293	8,105	6,003
Finance income (expenses), net	118	(65)	428	44	1,228	798	636	629
Income before taxes	54,270	44,953	41,964	26,815	36,668	24,091	8,741	6,632
Income taxes	1,585	235	1,039	69	598	207	161	141
Net income	$52,685	$44,718	$40,925	$26,746	$36,070	$23,884	$8,580	$6,491

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $100.0 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. As of December 31, 2021, we purchased 1,480,616 shares in the amount of $52.6 million.

As of December 31, 2021, we had working capital of approximately $418.3 million, and our primary source of liquidity was approximately $415.9 million in cash and cash equivalents, marketable securities and bank deposits. Our major cash requirements are obligations to support our ongoing operations which consist primarily of salary and commissions expenses for employees, and contractual obligations for our subcontractors and lease agreements. We expect our working capital to be sufficient for the Company’s present requirements.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2021	2020
Net cash provided by (used in):	(in thousands)
Operating activities	$174,885	$79,225
Investing activities	(160,106)	(43,305)
Financing activities	(15,022)	(12,442)
Effects of exchange rate changes on cash	(559)	733
Net increase (decrease) in cash and cash equivalents	$(802)	$24,211

Net Cash Provided by Operating Activities

For the year ended December 31, 2021, our net cash provided by operating activities was $174.9 million. The primary reason for net cash provided by operating activities was the net profit of $165.1 million. The outflow from operating assets and liabilities in the amount of $3.8 million was primarily due to an increase of $10.6 million in accounts receivable due to an increase in sales through distributors, an increase of $6.0 million in inventory to meet growth in anticipated sales, and an increase of $6.4 million in other receivables due to an increase in advances to suppliers to meet growth in anticipated sales, offset by an increase in other liabilities of $14.1 million, primarily in employee and related expenses due to expansion of our direct sales organization and increase in sales at the end of 2021. Additionally, our net profit for the year ended December 31, 2021, included $13.6 million in non-cash expenses primarily comprised of share-based compensation expense.

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

Net Cash Used in Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $160.1 million, which primarily related to short-term bank deposits and marketable securities of $346.9 million, and capital expenditures of $0.9 million. These outflows were partially offset by inflows of $187.8 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2020, net cash used in investing activities was $43.3 million, which primarily related to short-term bank deposits and marketable securities of $225.4 million, and capital expenditures of $0.5 million. These outflows were partially offset by inflows of $182.5 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Used in Financing Activities

For the year ended December 31, 2021, net cash used in financing activities was $15.0 million, which consisted of $35.3 million outflow as part of our share repurchase program. This outflow was partially offset by inflow of $20.3 million related to proceeds from the exercise of options.

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

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2 in our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F.

Name	Age	Position
Moshe Mizrahy	69	Chief Executive Officer and Chairman of Board of Directors
Yair Malca	44	Chief Financial Officer
Dr. Michael Kreindel	55	Chief Technology Officer and Director
Shakil Lakhani	39	President, North America
Dr. Hadar Ron, M.D.(1)(2)	63	Director
Bruce Mann(1)(2)	87	Director
Dr. Michael Anghel(1)(2)	83	Director

(1) Member of Audit & Investment Committee
(2) Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., O.B.-Tools Ltd., Urifer Ltd., Easy Notes Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Diagnostics (2021)Ltd., M.N. Business Strategy Ltd. and Himalaya Family Office Advising Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Shakil Lakhani. Shakil Lakhani has served as the President of InMode’s North America division since 2017. Prior to becoming the President of North America for the Company in August 2017, Mr. Lakhani was previously the Executive Vice President of Sales for North America since February 2017, where he managed all sales operations and established a new distribution strategy. Mr. Lakhani previously held multiple roles at various levels at Cynosure, including Director of Sales from September 2013 through January 2017. Mr. Lakhani graduated with a B.A. from the University of Waterloo.

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

Dr. Michael Anghel. Dr. Michael Anghel became a director of the Company in August 2019. Dr. Anghel has served on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and on Bioline’s Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). He currently serves on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) and as the Chairman of the Audit Committee and the Chairman of the Remuneration Committee of Ellomay Capital Ltd. {NYSE, TASE : ELLO). Until recently, he served as the chairman of the Center for Educational Technology and as the Chairman of the board of directors of Lahav Ltd (Tel-Aviv University Executive Program). Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in Finance from Columbia University, New York.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among any of our directors or officers.

Special Arrangements

There are no special arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

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

Compensation of Individual Covered Executives

The table and summary below outlines the compensation granted to our five most highly compensated officeholders (as defined in the Companies Law) with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our Covered Executives. For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2021, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position	Salary (1) (USD in thousands)	Bonus (USD in thousands)	Equity-Based Compensation (2) (USD in thousands)	Total (USD in thousands)
Shakil Lakhani President, North America (3)	$780	$1,895	$605	$3,280
Dr. Spero Theodorou, M.D Chief Medical Officer (4)	$480	$1,360	$523	$2,363
Yair Malca Chief Financial Officer (5)	$324	$201	$676	$1,201
Alon Yaari VP Operations (6)	$244	$15	$287	$546
Nava Tal-Launer Chief Information Officer (7)	$180	$11	$83	$274

(1)
Salary includes Covered Executives’ gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, pension, car expenses, medical and other insurances, 401K company contribution, payments for social security and tax gross-up payments, vacation and other benefits consistent with our policies.

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements.

(3)
In February 2021, Mr. Lakhani was granted with 30,000 RSUs under our 2018 Incentive Plan, of which 15,000 were vested as of December 31, 2021. In July 2021, Mr. Lakhani was further granted with 3,000 RSUs under our 2018 Incentive Plan, of which 1,500 were vested as of December 31, 2021.

(4)	In February 2021, Dr. Theodorou was granted with 30,000 RSUs under our 2018 Incentive Plan, of which 15,000 were vested as of December 31, 2021.

(5)	In February 2021, Mr. Malca was granted with 30,000 RSUs under our 2018 Incentive Plan, of which 15,000 were vested as of December 31, 2021.

(6)
In February 2021, Mr. Yaari was granted with 3,200 RSUs under our 2018 Incentive Plan, of which 1,600 were vested as of December 31, 2021. In May 2021, Mr. Yaari was further granted with 6,000 RSUs under our 2018 Incentive Plan, of which 3,000 were vested as of December 31, 2021.

(7)	In February 2021, Ms. Tal-Launer was granted with 3,200 RSUs under our 2018 Incentive Plan, of which 1,600 were vested as of December 31, 2021.

Compensation of Directors as a Group

The aggregate compensation paid by us to our directors for the year ended December 31, 2021, was approximately $322 thousand, including share-based compensation expenses of approximately $147 thousand. This amount does not include reimbursements or coverage of expenses.

We do not have any written agreement with any director providing for benefits upon the termination of such director's relationship with our Company, other than our consultancy agreement with our Chief Executive Officer and our employment agreement with our Chief Medical Officer.

Employee Benefit Plans

2008 Plans

On January 30, 2008, our board of directors adopted the 2008 Israeli Option Plan, or 2008 Israeli Plan, pursuant to the Companies Law and Section 102 of the Israeli Income Tax Ordinance, 1961, or the Tax Ordinance, allowing us to grant options to purchase our ordinary shares to our and our current and future affiliates’ Israeli employees, officers, directors, consultants, and service providers. Under Israeli law, no shareholder approval was required to approve the 2008 Israeli Plan.

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

Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is cancelled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is cancelled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of December 31, 2021, we have granted options to purchase a total of 4,182,684 ordinary shares, of which 3,627,406 ordinary shares have been issued upon the exercise of such options and 443,672 options have been expired and forfeited. Under the 2008 ROW Plan, as of December 31, 2021, we have granted options to purchase a total of 19,204,710 ordinary shares, of which 14,250,810 ordinary shares have been issued upon the exercise of such options and 4,061,994 options have been expired and forfeited. As of December 31, 2021, 1,003,512 options are exercisable under the 2008 Israeli Plan and the 2008 ROW Plan in the aggregate.

For more information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

2018 Incentive Plan

On June 17, 2018, our board of directors adopted a new Incentive Plan, or the 2018 Incentive Plan, allowing us to grant shares, options to purchase our ordinary shares, restricted shares and restricted share units to our and our current and future affiliates’ Israeli and other non-U.S. employees, officers, directors, consultants and service providers. In approving the 2018 Incentive Plan, our board of directors selected the capital gains tax treatment described above for grants to Israeli employees and other office holders, including directors, under the 2018 Incentive Plan. The 2018 Incentive Plan also includes as an appendix a sub-plan, or the U.S. Sub-Plan, allowing us to grant shares, options to purchase our ordinary shares, restricted shares and restricted share units to our and our current and future affiliates’ U.S. employees, officers, directors, consultants, and service providers.

Under the 2018 Incentive Plan, as of December 31, 2021, we have granted restricted share units and options to purchase ordinary shares in a total of 5,703,270, of which 2,822,977 ordinary shares have been issued upon exercise of such options and 444,998 options and restricted share units have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 2,533,300 options, which we granted during January and February 2021, of which 2,518,300 were cancelled and regranted, in March 2020, following repricing of exercise price, and 15,000 were forfeited prior to the repricing of those options.

As of December 31, 2021, 1,632,461 options are exercisable and 262,540 restricted share units are vested and were settled by issuance of respective shares at the beginning of January 2022.

As of December 31, 2021, up to 6,778,000* of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2021, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was last increased by an additional 1,600,000* ordinary shares to 6,778,000*. Awards are made pursuant to agreements and are subject to vesting and other restrictions as determined by the board of directors or the compensation committee. In January 2022, our board of directors approved the automatic increase for 2022 calendar year in the number of reserved, authorized and unissued ordinary shares available for issuance pursuant to the 2018 Incentive Plan by an additional 800,000 ordinary shares to a total of 7,578,000. (* The number of awards has been adjusted retroactively to reflect the 2021 Share Split)

The following paragraphs summarize the terms of the 2018 Incentive Plan:

Plan Administration. Our board of directors or the compensation committee acts as the plan administrator.

Types of Awards. The 2018 Incentive Plan permits grants of options to purchase ordinary shares, ordinary shares, restricted shares, or restricted share units.

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

Transactions. The 2018 Incentive Plan provides that in the event of a “Transaction” (which is defined as (i) a merger, acquisition or consolidation of the Company with one or more other entities in which the Company is not the surviving entity; or (ii) a sale or other disposition of all or substantially all, as determined by our board of directors in its discretion, of the outstanding ordinary shares of the Company; or (iii) a sale or other disposition of all or substantially all, as determined by our board of directors in its discretion, of the consolidated assets of the Company and its affiliates), if the unexercised awards then outstanding under the 2018 Incentive Plan are assumed or substituted for securities of the successor company pursuant to the Transaction, then the board of directors or compensation committee, in their sole discretion and subject to applicable laws, may adjust the exercise price and number and type of shares of such unexercised awards to reflect such assumption and/or substitution. All other terms and conditions of the award agreements shall remain unchanged, including but not limited to the vesting period. The 2018 Incentive Plan further provides that our board of directors shall have full power and authority to determine that all outstanding awards shall terminate and cease to be outstanding, except to the extent assumed or substituted as aforesaid. In the event that awards are not assumed or substituted by the successor company, our board of directors may provide the participant the right to exercise the vested awards under such terms and conditions as our board of directors shall determine prior to the Transaction. In addition, our 2018 Incentive Plan further provides that, subject to any applicable law, our board of directors or our compensation committee shall have full power and authority to determine that in certain award agreements there shall be a clause providing different provisions with respect to the vesting period of awards underlying such award agreement or any portion thereof in the event of a Transaction.

Termination. The 2018 Incentive Plan provides that in the event of a participant’s termination of services as an employee, director, consultant or contractor of the Company and/or its subsidiaries, other than by reason of such participant’s death or disability or due to termination for cause, all options which are vested upon the date of termination shall be exercisable during a period of 90 days from the date of termination, unless otherwise determined by our board of directors or our compensation committee. All options that are not vested upon the date of termination shall terminate immediately. The participant shall forfeit any ordinary shares acquired pursuant to an award of restricted stock that remains unvested as of the date of termination.

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

Under our amended and restated articles of association, our board of directors must consist of at least three directors and not more than seven directors. Our board of directors consists of five directors. Our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting (excluding abstentions). Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that [from 2020 and after, at each annual general meeting the term of office of only one class of directors will expire]. Each director holds office until the third annual general meeting of our shareholders, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2023; the Class II directors, consisting of Dr. Michael Anghel and Mr. Bruce Mann, will hold office until our annual general meeting of shareholders to be held in 2024; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our annual general meeting of shareholders to be held in 2022.

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

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person to serve as an alternate director at a meeting of the board of directors. The alternate director will be regarded as a director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director, unless otherwise permitted by applicable law. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. The term of appointment of an alternate director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment.

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

Audit and Investment Committee

Our audit and investment committee consists of Dr. Michael Anghel, Dr. Hadar Ron and Mr. Bruce Mann. Dr. Anghel serves as chairperson of the audit and investment committee.

Israeli Companies Law Requirements

Under the Companies Law, we are required to maintain an audit committee.

Nasdaq Listing Requirements

Under Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit and investment committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Dr. Michael Anghel is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by Nasdaq rules. Each of the members of our audit and investment committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under Nasdaq rules.

Audit and Investment Committee Role

Our audit and investment committee charter was amended in February 2021, to include additional duties and responsibilities of the audit committee to serve also as the company's investment committee. Our audit and investment committee charter sets forth the responsibilities of the audit and investment committee consistent with the rules and regulations of the SEC and Nasdaq rules as well as the requirements for such committee under the Companies Law, including the following:

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

Our audit and investment committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit and investment committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Our audit and investment committee also periodically reviews the company's investment policy and guidelines, the investments made by the company, the company’s investment strategy and its compliance with the company's investment policy, and suggest to the board of directors modifications to be made to the company's investment policy.

Under the Companies Law, our audit and investment committee is responsible for:

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

The compensation policy must also include the following principles:

•
with the exception of office holders who report directly to the chief executive officer, determining the link between variable compensation and long-term performance and measurable criteria; however, the company may determine that an immaterial part of the variable components of an office holder’s compensation package shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, while taking into account such office holder’s contribution to the company;

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

Our compensation policy is designed to promote retention and motivation of directors and executive officers. Additionally, our compensation policy is designed to align the interests of our directors and executive officers with our long-term performance and serves as a risk management tool. Under our compensation policy, a portion of an executive officer’s compensation package is targeted to reflect our short- and long-term goals as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long term. Such measures include limits on the value of cash bonuses and equity-based compensation for executive officers, limits on the ratio between an executive officer’s variable and total compensation, and minimum vesting periods for equity-based compensation.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval. Following the closing of our initial public offering we appointed Mr. Oren Grupi, CPA, who serves as partner at KPMG Somech Chaikin, as our internal auditor.

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

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related documents and material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or chief executive officer, or in which he or she has the right to appoint at least one director or the chief executive officer. “Personal interest” does not apply to a personal interest stemming merely from one’s ownership of shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf, regardless of whether or not the discretion of how to vote lies with the person voting.

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

Approvals of related party transactions. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise and provided that the transaction is in the company’s interest and is performed by the office holder in good faith. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under certain circumstances, shareholder approval may also be required. Generally, a director (and any person in general) who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless (1) the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval, or (2) a majority of the board of directors or the audit committee, as the case may be, also has a personal interest in the matter then, in such event, all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required for the approval of such transaction. See “-Approval of Related Party Transactions under Israeli Law-Office Holders-Approval of office holders’ compensation”.

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

Approval of Private Placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “Item 10.—Additional Information—B. Articles of Association”) or a private placement which qualifies as a related party transaction (see “Item 6.—Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

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

As of December 31, 2021, we had 362 employees worldwide, across five departments, including four employees on the executive team, 13 employees in finance and administration, 239 employees in sales and marketing, 25 employees in research and development and 81 employees in manufacturing and assembly and supply chain. As of December 31, 2021, 222 of our employees are located in the United States and Canada, 81 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and antidiscrimination laws, and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of employees and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocation of severance pay.

While none of our Israeli employees work under any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor Law in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by extension orders issued by the Israeli Ministry of Economy and Industry. These provisions primarily affect such matters as length of working hours and workweek,  recuperation pay, travel expenses and pension rights with respect to our Israeli employees.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of December 31, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel(2)	3,464,762	4.17%
Moshe Mizrahy(3)	2,006,030	2.41%
Dr. Hadar Ron, M.D.(4)	97,030	*
Bruce Mann(5)	71,940	*
Dr. Michael Anghel (6)	31,000	*
Yair Malca(7)	59,164	*
Shakil Lakhani(8)	16,500	*
Total for all directors and executive officers as a group (7 persons)	5,746,426	6.92%

*	Represents less than 1.0%.

(1)
Percentage ownership is based on 82,978,115 ordinary shares outstanding (excluding treasury shares) as of December 31, 2021. and (ii) restricted share units and options to purchase ordinary shares in a total of 111,164 exercisable within 60 days of December 31, 2021, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions-Major Shareholders”).

(2)	Consists of 3,464,762 ordinary shares.

(3)	Consists of 2,006,030 ordinary shares.

(4)
Consists of: (i) 66,030 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2021, with an exercise price of $7. These options expire on August 13, 2026, and (iii) 1,000 restricted share units vested within 60 days of December 31, 2021.

(5)	Consists of: (i) 70,940 ordinary shares, and (ii) 1,000 restricted share units vested within 60 days of December 31, 2021.

(6)
Consists of: (i) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2021, with an exercise price of $7. These options expire on August 13, 2026, and (ii) 1,000 restricted share units vested within 60 days of December 31, 2021.

(7)
Consists of: (i) 27,500 ordinary shares, (ii) options to purchase 16,664 ordinary shares exercisable within 60 days of December 31, 2021, with an exercise price of $9.85. These options expire on March 14, 2027, and (iii) 15,000 restricted share units vested within 60 days of December 31, 2021.

(8)	Consists of 16,500 restricted share units vested within 60 days of December 31, 2021.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentages for table below are based on 82,978,115 ordinary shares (excluding treasury shares) outstanding as of December 31, 2021, and options to purchase ordinary shares and restricted share units in a total of 111,164 exercisable within 60 days of December 31, 2021, of our officers, directors and major shareholders (see “Item 6E. Directors, Senior Management and Employees-Share Ownership”).

As of December 27, 2021, we have approximately 94,924 shareholders of record of our ordinary shares, approximately 90,089 of which are U.S. persons. These U.S. persons hold approximately 65% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number of Ordinary Shares	Percentage

BoomerangFX International SRL (1)	8,123,440	9.78%

(1)
BoomerangFX International SRL, a Barbados society with restricted liability (“BoomerangFX”), directly owned 8,123,440 ordinary shares of the company.  BoomerangFX is a wholly owned direct subsidiary of I.V.C. Enterprises SRL, a Barbados society with restricted liability (“IVC”), which is a wholly owned direct subsidiary of NEV Property Investments SRL, a Barbados society with restricted liability (“NEV”).  NEV is 100% owned by Dr. Stephen Mulholland (together with NEV, IVC and BoomerangFX, the “Reporting Persons”).  Although the ordinary shares are directly owned by BoomerangFX, each of the Reporting Persons may be deemed to beneficially own such ordinary shares. The address for each of the reporting persons is #15 Maxwell Main Road, Christ Church, Barbados BB15042.

B.	Related Party Transactions

Relationship with Home Skinovations Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, is a substantial shareholder and board member of Home Skinovations, and Dr. Hadar Ron, one of our directors, serves on the board of directors of Home Skinovations.

Home Skinovations is involved in the development, manufacture and distribution of home-use light-based devices for aesthetic applications, which include hair removal, anti-aging, microdermabrasion, cellulite and acne treatments. Except as detailed below, we have no commitments to, or agreements with, Home Skinovations or any of its subsidiaries, including with respect to any mutual research and development, indebtedness, financing, debt or credit lines, or any jointly-owned intellectual property or like arrangements, and we do not share tangible or intangible assets with Home Skinovations or any of its subsidiaries. Any future agreements with Home Skinovations must be reviewed and approved by our audit committee and board of directors.

Service Agreements

We receive certain services from, and provide certain services to, Home Skinovations. We do not consider these services to be material. The services include an office sublease in Israel, mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $239 thousand for the year ended December 31, 2021, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $433 thousand for the year ended December 31, 2021, for these services.

Asset Purchase Agreement

In February 2022, following approval by our audit committee and our board of directors, we have entered into an Asset Purchase Agreement with Home Skinovations, whereby Home Skinovations sold and assigned to us all of Home Skinovations' right, title and interest in and to Home Skinovations' Spa segment assets (including molds, tooling, inventory and trademarks) and further granted us an exclusive license to certain IP rights of Home Skinovations, all the foregoing in consideration for an aggregate amount of $497 thousand.

Relationship with SpaMedica International SRL

We receive certain marketing services from SpaMedica International SRL, which was amalgamated with a sister company into our major shareholder, BoomerangFX International SRL during 2021, with BoomerangFX International SRL surviving, and its related party, SpaMedica Corp. We recorded expenses related to those services in the amount of $172 thousand for the year ended December 31, 2021.

Relationship with Himalaya Family Office Consulting Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, is a minor shareholder and board member of Himalaya Family Office Consulting Ltd., a company engaged in providing global investment portfolio management and risk management & analysis services.

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $90 thousand for the year ended December 31, 2021.

Agreements and Arrangements with Directors and Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Employment and Consulting Agreements”.

Members of our board of directors are entitled to certain compensation for their services. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Committees of the Board of Directors – Compensation, Nominating and Governance Committee”.

Options

Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. The options are generally subject to the further terms of the respective option plans, which we describe under “ITEM 6.B. Compensation—Employee Benefit Plans”.

RSUs (restricted share units)

Under the 2018 Incentive Plan, we have granted RSUs to our executive officers and certain of our directors. The RSUs are generally subject to the further terms of the 2018 Incentive Plan, which we describe under “ITEM 6.B. Compensation—Employee Benefit Plans – 2018 Incentive Plan”.

Indemnification Agreements

We have entered into separate indemnification agreements with each of our current directors, office holders and other executives exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. See “Item 6C. Directors, Senior Management and Employees—Board Practices—Exculpation, Indemnification and Insurance of Directors and Officers” for additional information.

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

On March 16, 2021 we filed a complaint with the United States International Trade Commission (“ITC”) alleging ILOODA's fractional radio frequency (“RF”) microneedling system, distributed in the United States by Cutera, Inc., infringes on our U.S. Patent No. 10,799,285. Additionally, we requested that the ITC investigate ILOODA's infringing imports and issue an exclusion order to bar importation of ILOODA’s microneedling system. On November 22, 2021 we reached a settlement agreement with ILOODA and, accordingly, filed an agreed motion to terminate the investigation.

We may be party from time to time to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations.

B.	Significant Changes

Since December 31, 2021, no significant changes have occurred.

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

The information set forth in our Registration Statement on Form F-1 filed with the SEC on July 11, 2019 (File No.: 333-232615), under the heading “Description of Share Capital” is incorporated herein by reference.

C.	Material Contracts

UK Exchange Agreement

On April 23, 2021, the Company, Dilazar Limited (“Dilazar”), Wigmore and Invasix UK entered into a share exchange agreement (the “UK Exchange Agreement”) whereby, Dilazar (which owned 49% of the Invasix UK’s shares immediately prior to the UK Exchange Agreement, which shares were previously transferred to Dilazar from its wholly-owned subsidiary Wigmore) sold to the Company all of its outstanding share capital in Invasix UK and Wigmore sold to the Company all of its rights pursuant to the Founders Memorandum of Understanding, dated March 4, 2014, by and between Wigmore and the Company, in exchange for the issuance at closing to Dilazar by the Company in a private placement of 457,912 of the Company’s ordinary shares, par value NIS 0.01. Upon closing, in May 2021, 457,912 of the Company’s ordinary shares were issued to Dilazar from the Company’s treasury shares.

For a summary of other material contracts, see “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions” and “Item 19. Exhibits” no – 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.16 and 4.17.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to tax on their taxable income at the corporate tax rate of 23% in 2018 and thereafter.  Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate.

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

Our facilities in Israel were granted Benefited Enterprise status and thereunder we enjoyed a ten-year tax exemption from corporate tax on our undistributed income derived from the Benefited Enterprise. The first year in which we were exempted from tax was 2012 and the ten-year eligibility period of tax exemption ended in 2021.

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, our corporate tax rate is expected to be between 7.5% to 10%.

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

Pursuant to a recent amendment to the Investments Law which became effective on November 15, 2021, a company that elects by November 15, 2022 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2020 will be entitled to distribute a dividend from such income or to be used for any other reason, without being required to pay additional corporate tax. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing on the year of which the company has elected to pay the reduced corporate tax rate. A company that has elected to apply the amendment cannot withdraw from its election. We are currently reviewing the new amendment and its implications to the us. If we elect to take advantage of the amendment, it will be required to pay up to approximately NIS 43.5 million (approximately $14.0 million) as a one-time payment, and as a result NIS 605 million (approximately $195.0 million) of our undistributed exempt income for years 2012 until 2020 will be entitled to be distributed as dividend or to be used for any other reason without being required to pay additional corporate tax.

If we do elect not to take advantage of the amendment, we may be required to pay up to approximately NIS 108.8 million (approximately $35.0 million) for the years 2012 until 2020, and regarding 2021, regardless of the amendment, we may be required to pay up to approximately NIS 77.2 million (approximately $24.8 million), if we distribute all of our retained earnings that are subject to the tax exemption.

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

Capital Gains Taxes Applicable to Israeli Resident and Non-Israeli Resident Shareholders

Capital gains tax is imposed on the sale of capital assets by an Israeli resident and on the sale of such assets by non-Israeli residents if those assets are either: (i) located in Israel, (ii) shares or rights to shares in Israeli resident companies or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under Israeli tax law or unless a treaty between Israel and the country of the nonresident provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. You should consult with your own tax advisor as to the method you should use to determine the Inflationary Surplus. Inflationary Surplus is not subject to tax in Israel.

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

For example, pursuant to the Convention Between the Governments of the United States and Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iv) the capital gains arising from such sale, exchange or disposition can be allocated to a permanent establishment of the shareholder in Israel, under certain terms; or (v) such person is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant tax year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

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

For example, under the U.S.-Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the U.S.-Israel Treaty): (i) with regard to a dividend distributed from income which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Preferred Technology Enterprise or Special Preferred Technology Enterprise, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends - the maximum tax rate of withholding is 12.5% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, (ii) with regard to a dividend distributed from income derived from an Approved Enterprise/Benefited Enterprise/Preferred Enterprise under the Investment Law, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate of withholding 15% will be applicable if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 for 2021), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

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

Distributions Paid on the Ordinary Shares

We have never paid cash dividends on our ordinary shares and we may not distribute cash or other dividends on our ordinary shares in the foreseeable future. Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2021, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2022, or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6‑K.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 78%, 81% and 83% for the years ended December 31, 2021, 2020 and 2019, respectively.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. As of December 31, 2021, we purchased 1,480,616 shares in the amount of $52.6 million.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2021, based on the criteria established in the Internal Control-Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report on pages F-2-F-4, appearing under “Item 18. Financial Statements” in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all members of our audit committee are financially literate as determined in accordance with Nasdaq rules and that Dr. Michael Anghel is qualified to serve as an “audit committee financial expert” as defined by SEC rules. Dr. Anghel is independent, as defined by Nasdaq listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), our independent registered public accounting firm.

	Year ended December 31,
	2021	2020
	USD, in thousands
Audit fees(1)	457	315
Audit-related fees(2)	–	–
Tax fees(3)	80	23
Other fees	–	–
Total	537	338

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

Our Audit and Investment Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. As of December 31, 2021, we purchased 1,480,616 shares in the amount of $52.6 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Listing Rules and Home Country Practices

Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under the Companies Law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. This is the case even if our ordinary shares are not listed on the Tel Aviv Stock Exchange, which our ordinary shares are not expected to be. These requirements are in addition to the corporate governance requirements imposed by Nasdaq rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of Nasdaq rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

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

•
Nomination of Directors. Our directors are elected through a staggered board mechanism. With the exception of directors elected by our Board of Directors due to vacancy, our directors are elected by an annual general meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself or a duly authorized committee thereof, but nominations may be made by one or more of our shareholders, all in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under Nasdaq rules.

•
Compensation Committee. Nasdaq rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counselling from independent consultants, after evaluating their independence. The purpose, responsibilities and membership qualifications of our compensation committee are governed by the Companies Law, rather than the Nasdaq rules. In addition, under the Companies Law, there are no specific independence evaluation requirements for outside consultants.

•
Compensation of Officers. We comply with the requirements set forth under the Companies Law with respect to the approval of officer compensation. For a discussion regarding the approvals required under the Companies Law and the regulations promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6.C – Board Practices –Approval of Related Party Transactions and under Israeli Law”.

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

•
Shareholder Approval. We are not required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated articles of association and the Companies Law, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

•
Executive Sessions. We are not required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq rules regarding regularly scheduled meetings at which only independent directors are present.

•
Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law, which require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the Nasdaq Rules.

•
Third Party Director Compensation. We follow Israeli law requirements with respect to disclosure of compensation for our directors and executive officers. Israeli law does not require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq.

•
Annual Shareholders Meeting. As opposed to the Nasdaq Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

Other than as stated above, we currently intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.

We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of InMode Ltd. (incorporated herein by reference to Exhibit 3.1 to Form 6-K filed with the SEC on August 12, 2019).
2.1	Description of Share Capital (incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.1	Invasix Ltd. 2008 ROW Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
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

4.4	InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Israeli Participants (filed herewith)
4.5	InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Non-Israeli Participants (filed herewith)
4.6	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
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

4.10
Turn-Key Manufacturing Agreement, dated April 1, 2011, by and between Invasix Ltd. and Flextronics Israel Ltd. (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333¬232615) filed with the SEC on July 29, 2019).

4.11
Turn-Key Manufacturing Agreement, dated November 7, 2013, by and between Invasix Ltd. and STI Laser Industries Ltd. (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 29, 2019).

4.12	Turn-Key Manufacturing Agreement, dated October 2, 2019, by and between InMode Ltd. and B.Y. Medimor Ltd. (filed herewith)
4.13
Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021). Third Supplemental Lease Agreement, dated March 4, 2021, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith)

4.14
Founders Memorandum of Understanding dated March 4, 2014, by and between Invasix Ltd. and Wigmore Medical Limited (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.15
Compensation Policy (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on February 18, 2020). Amended and Restated Compensation Policy dated April 2, 2020 (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021).

4.16
Share Exchange Agreement, dated November 11, 2020, by and between the Company, The Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Guangzhou InMode Medical Technology Ltd. (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on November 12, 2020).

4.17
Share Exchange Agreement, dated April 23, 2021, by and between the Company, Wigmore Medical Limited and Invasix UK Limited (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-39016) filed with the SEC on April 26, 2021).

8.1	List of Subsidiaries (filed herewith)
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934. as amended (filed herewith).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

Date: February 10, 2022

INMODE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS:

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

(PCAOB ID 1309).

CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Uncertain Tax Positions

As described in Notes 2 and 14 to the consolidated financial statements, the Company has recorded a liability for uncertain tax positions of $4.8 million as of December 31, 2021. The estimate of the Company’s tax liability relating to uncertain tax positions requires management to assess uncertainties and to make judgments about the application of complex tax laws and regulations. The Company operates on a global basis and is subject to tax laws and regulations in Israel and in the US as well as numerous foreign jurisdictions. The Company’s income tax filings are regularly under audit in Israel, federal, state, and foreign jurisdictions and income tax audits may require extended period of time to reach resolution and may result in significant income tax adjustments when interpretation of tax laws is disputed.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management when determining uncertain tax positions, including a high degree of estimation uncertainty relative to the Israeli and US complex tax laws, frequency of tax audits, and potential for significant adjustments as a result of such audits; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's timely identification and accurate measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to identification and recognition of the liability for uncertain tax positions, controls addressing completeness of the uncertain tax positions, and controls over measurement of the liability. These procedures also included, among others (i) testing the information used in the calculation of the liability for uncertain tax positions, including intercompany agreements, Israeli, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized and the application of relevant tax laws.

/s/Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel February 10, 2022

We have served as the Company’s auditor since 2008.

INMODE LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for per share data)

	December 31
	2021	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,136	68,938
Marketable securities (amortized cost of $296,243 and $141,544, respectively)	294,530	142,007
Short-term bank deposits	53,248	49,589
Accounts receivable, net of allowance for doubtful accounts of $1,107 and $672, respectively	20,236	10,499
Other receivables	12,938	3,575
Inventories	21,026	14,983
T O T A L CURRENT ASSETS	470,114	289,591
NON-CURRENT ASSETS:
Accounts receivable	768	477
Other receivables	-	2,894
Deferred income taxes, net	1,334	64
Operating lease right-of-use assets	4,321	1,153
Property and equipment, net	1,404	982
Other investments	600	600
T O T A L NON-CURRENT ASSETS	8,427	6,170
T O T A L ASSETS	478,541	295,761

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	8,779	6,410
Contract liabilities	13,805	11,900
Other liabilities	29,266	16,720
T O T A L CURRENT LIABILITIES	51,850	35,030
NON-CURRENT LIABILITIES:
Contract liabilities	2,751	1,988
Other liabilities	4,831	2,910
Operating lease liabilities	3,307	358
T O T A L NON-CURRENT LIABILITIES	10,889	5,256
T O T A L LIABILITIES	62,739	40,286

COMMITMENTS AND CONTINGENCIES (note 12)

SHAREHOLDERS’ EQUITY:
InMode Ltd. shareholders’ equity:
Ordinary shares, NIS 0.01 par value, authorized 100,000,000 shares at December 31, 2021 and 2020
Issued 83,875,905 and 76,354,436 shares at December 31, 2021 and 2020, respectively
Outstanding 82,978,115 and 75,567,554 shares at December 31, 2021 and 2020, respectively	239	216
Additional paid-in capital	122,698	101,593
Retained earnings	333,987	169,016
Accumulated other comprehensive income (loss)	(1,319)	356
Less treasury shares, at cost 897,790 and 786,882 ordinary shares at December 31, 2021 and 2020, respectively	(39,803)	(17,218)
	415,802	253,963
Non-controlling interests	-	1,512
T O T A L SHAREHOLDERS’ EQUITY	415,802	255,475
T O T A L LIABILITIES AND SHAREHOLDERS' EQUITY	478,541	295,761

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2021	2020	2019

REVENUES	357,565	206,107	156,361
COST OF REVENUES	53,592	30,849	20,238
GROSS PROFIT	303,973	175,258	136,123
OPERATING EXPENSES:
Research and development	9,532	9,467	5,699
Sales and marketing	119,353	86,532	66,848
General and administrative	8,411	6,418	3,958
Other income	(800)	-	-
TOTAL OPERATING EXPENSES	136,496	102,417	76,505

INCOME FROM OPERATIONS	167,477	72,841	59,618
Finance income, net	525	3,291	2,423
INCOME BEFORE TAXES	168,002	76,132	62,041
INCOME TAXES	2,928	1,107	883
NET INCOME	165,074	75,025	61,158
Add: Loss (net income) attributable to non-controlling interests	(103)	5	(13)
NET INCOME ATTRIBUTABLE TO INMODE LTD	164,971	75,030	61,145

NET INCOME PER SHARE:
Basic	2.03	1.04	1.04
Diluted	1.92	0.89	0.80

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	81,444,938	72,114,364	58,462,952
Diluted	86,017,203	84,184,598	76,117,250

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2021	2020	2019

NET INCOME	165,074	75,025	61,158

OTHER COMPREHENSIVE INCOME:
Change in foreign currency translation adjustment	-	-	(34)
Change in net unrealized gains (loss) of marketable securities, net of tax	(1,675)	232	86

T O T A L COMPREHENSIVE INCOME, net	163,399	75,257	61,210
Add: Comprehensive loss (income) attributable to non-controlling interests	(103)	5	(7)

T O T A L COMPREHENSIVE INCOME ATTRIBUTABLE TO INMODE LTD	163,296	75,262	61,203

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except for per share data)

	InMode Ltd. Shareholders’ Equity						Non-controlling Interests	Total
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares
	Number of shares issued	Amount
BALANCE AS OF JANUARY 1, 2019	53,364,826	148	10,078	32,971	66	-	1,413	44,676
CHANGES DURING 2019:
Net income	-	-	-	61,145	-	-	13	61,158
Other comprehensive income, net	-	-	-	-	58	-	(6)	52
Share-based compensation	-	-	1,557	-	-	-	-	1,557
Adjustment to redemption value of redeemable non-controlling interest	-	-	-	(130)	-	-	-	(130)
Waiver of redeemable non-controlling interests (see note 13b)	-	-	-	-	-	-	2,317	2,317
Initial public offering of ordinary shares, net of offering costs	11,000,000	32	69,752	-	-	-	-	69,784
Exercise of options	1,233,338	6	383	-	-	-	-	389
BALANCE AT DECEMBER 31, 2019	65,598,164	186	81,770	93,986	124	-	3,737	179,803
CHANGES DURING 2020:
Net income	-	-	-	75,030	-	-	(5)	75,025
Other comprehensive income, net	-	-	-	-	232	-	-	232
Share-based compensation	-	-	12,845	-	-	-	-	12,845
Acquisition of non-controlling interest in exchange of ordinary shares (see note 13b)	-	-	2,220	-	-	-	(2,220)	-
Repurchase of ordinary shares	(786,882)	-	-	-	-	(17,218)	-	(17,218)
Exercise of options	10,756,272	30	4,758	-	-	-	-	4,788
BALANCE AT DECEMBER 31, 2020	75,567,554	216	101,593	169,016	356	(17,218)	1,512	255,475
CHANGES DURING 2021:
Net income	-	-	-	164,971	-	-	103	165,074
Other comprehensive loss, net	-	-	-	-	(1,675)	-	-	(1,675)
Share-based compensation	-	-	11,962	-	-	-	-	11,962
Acquisition of non-controlling interest in exchange of ordinary shares (see note 13b)	582,826	-	(11,165)	-	-	12,780	(1,615)	-
Repurchase of ordinary shares	(693,734)	-	-	-	-	(35,365)	-	(35,365)
Exercise of options	7,521,469	23	20,308	-	-	-	-	20,331
BALANCE AT DECEMBER 31, 2021	82,978,115	239	122,698	333,987	(1,319)	(39,803)	-	415,802

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	165,074	75,025	61,158
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517	416	302
Share-based compensation expenses	11,962	12,845	1,557
Change in allowance for doubtful accounts	516	442	78
Loss on marketable securities, net	175	5	3
Finance expense (income), net	1,223	(625)	(835)
Deferred income taxes, net	(770)	1,729	(594)

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(10,544)	(4,416)	449
Increase in other receivables	(6,400)	(2,647)	(1,316)
Increase in inventories	(6,043)	(5,575)	(2,445)
Increase in accounts payable	2,369	2,708	92
Increase in other liabilities	14,138	4,830	4,094
Increase (decrease) in contract liabilities	2,668	(5,512)	9,663
Decrease in accrued contingencies	-	-	(10,000)
Net cash provided by operating activities	174,885	79,225	62,206

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(73,090)	(55,699)	(47,810)
Proceeds from short-term deposit	69,180	34,810	29,500
Purchase of fixed assets	(939)	(463)	(693)
Other investments	-	-	(600)
Purchase of marketable securities	(273,834)	(169,689)	(165,423)
Proceeds from sale of marketable securities	118,577	147,736	72,574
Net cash used in investing activities	(160,106)	(43,305)	(112,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of offering costs	-	-	69,784
Repurchase of ordinary shares	(35,365)	(17,218)	-
Exercise of options	20,343	4,776	389
Net cash provided by (used in) financing activities	(15,022)	(12,442)	70,173

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(559)	733	79

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(802)	24,211	20,006

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	68,938	44,727	24,721

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	68,136	68,938	44,727

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid	1,658	217	1,415
Interest received	3,358	2,771	1,525

NON-CASH ACTIVITIES
Recognition of operating lease ROU assets and liabilities	4,315	566	417
Exercise of Options	-	12	-
Acquisition of non-controlling interest in exchange of ordinary shares	12,780	-	-

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

The Company designs, develops, manufactures and markets innovative minimally-invasive aesthetic medical products based on its proprietary radio frequency assisted lipolysis and deep subdermal fractional radio frequency technologies. These technologies are used to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, body and face contouring and ablative skin rejuvenation treatments, as well as, for use in certain women’s health conditions and procedures. In addition to the minimally-invasive technologies, the Company designs, develops, manufactures and markets non‑invasive medical aesthetic products that target a wide array of procedures including permanent hair reduction, facial skin rejuvenation, wrinkle reduction, cellulite treatment, skin appearance and texture and superficial benign vascular and pigmented lesions. The Company also designs, develops, manufactures and markets hands-free medical aesthetic products that target a wide array of procedures such as skin tightening, fat reduction and muscle stimulation.

In August 2019, the Company completed an initial public offering (the “IPO“) on the Nasdaq Global Select Market (the "Nasdaq"), in which it issued 11,000,000 ordinary shares, NIS 0.01 par value per share, at a price per share of $7. The net proceeds received from the IPO were approximately $69,784, after deducting underwriting commissions and other offering expenses. See also note 13a.

The Company has wholly-owned subsidiaries located in the United States and Canada (“North America”), Hong-Kong, Japan, Spain, two subsidiaries in Israel, India, Australia, China, the United Kingdom (“UK”), France and Italy. During the third and fourth quarter of 2021 the Company established a second wholly owned subsidiary in Israel and a wholly owned subsidiary in Italy, respectively. The Company’s subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. See note 13b for an update regarding change in ownership of the China and UK subsidiaries.

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

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non- U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) – historical exchange rates. Currency transaction gains and losses are presented in finance income (expenses), as appropriate.

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

f.Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.52%-0.87% in 2021 and 0.15%-2.35% in 2020.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.Marketable securities

AFS Securities

Marketable securities consist of government bonds, municipal bonds and corporate debt securities (together “Debt Securities”) and certificates of deposit measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

Debt Securities and certificates of deposit are classified as available-for-sale (together “AFS Securities”) under current assets in the consolidated balance sheet as they represent the investment of funds available for the Company’s current operations. Changes in fair value, excluding credit losses and impairments, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of marketable Debt Securities as well as premium or discount amortization are included in the consolidated statements of income as finance income (expenses), net. Fair value is calculated based on publicly available market information. When the estimated fair value of a Debt Security is below its amortized cost, the Debt Security is assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. The amortized cost of the Debt Security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in finance income (expenses), net on the consolidated statements income.

The Company classifies investments that are readily convertible to known amounts of cash and have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities.

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase.

h.Other Investments

The Company applies the measurement alternative upon the adoption of ASU 2016-01, and elected to record equity investments without readily determinable fair values at cost for other investments, less impairment, adjusted for subsequent observable price changes. In this measurement alternative method, changes in the carrying value of the equity investments are reflected in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.Inventories

Inventories include raw materials and finished products and are valued at the lower of cost or net realizable value.

Cost is determined as follows:

•

Raw materials: first in, first out (“FIFO”) method.

•

Finished products: using the “moving average” basis. The moving average is calculated for each additional inventory unit.

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 10).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computers	3 – 4 years
Molds	4 – 10 years
Equipment and furniture	10 – 17 years

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

As of December 31, 2021, 2020 and 2019, the Company did not recognize an impairment loss on its long-lived assets.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.Income taxes:

1)

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)

Upon the distribution of dividends from the tax-exempt income of a Benefited Enterprise (see also note 14a(2)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The tax amount will be recorded as an income tax expense in the period in which the Company declares the dividend. As to the amount of tax that would be owed if the Company distributed its retained earnings that would be subject to the tax exemption, see note 14a.

3)

The Company may incur an additional tax liability in the event of an inter-company dividend distribution from Subsidiaries outside of Israel; no additional deferred income taxes have been provided, since the Company does not expect to distribute inter-company dividends in the foreseeable future that may result in additional tax liability.

4)

Taxes that would apply in the event of disposal of investments in Subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments.

5)

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit of the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.Share-based compensation

The Company grants share options and restricted share units (“RSU”) (together “Share-Based Compensation”) to its employees, directors and non-employees in consideration for services rendered. See note 13(a)(2) for details on outstanding share capital.

The Company accounts for Share-Based Compensation awards classified as equity awards using the grant-date fair value method. The fair value at grant-date of the issued equity award is recognized as an expense on a straight-line basis over the requisite service period. The fair value of each share option granted is estimated using the Binomial Model, and for each RSU granted is based on the Company’s share price at the close of the last trading day prior to the date of the grant. The Company estimates forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.

The Company elected to recognize Share-Based Compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method based on the multiple-option award approach. Performance-based Share-Based Compensation expenses are calculated based on the valuation at the grant date, and recognized based on the probability of achieving those targets. The Company assess at what scale can the performance targets be reached at each balance sheet date, and expenses are recognized accordingly.

The Company applies ASU 2018-07 (Topic 718) that expands the scope of Topic 718 to include Share-Based Compensation transactions for acquiring goods and services from nonemployees. Under the provision of the amendment, the Company measures share-based compensation to non-employees in the same manner as share-based compensation to employees.

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

Variable consideration includes price concessions related to installment sales contracts. The Company estimates variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

The Company does not grant a right of return, refund, cancelation or termination. From time to time, the Company participates in its customers’ marketing activities and deducts such amounts from revenue.

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

q.Allowance for doubtful accounts and financial instruments – credit loss

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

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2021, 2020 and 2019, respectively:

	2021	2020	2019
Balance at beginning of year	705	472	706
Cost incurred	(1,453)	(1,127)	(756)
Expense recognized	1,996	1,360	522
Balance at end of year	1,248	705	472

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

u.Net income per share

Basic earnings per share are computed by dividing net income attributed to InMode Ltd. shareholders by the weighted average number of the Company’s ordinary shares, par value NIS 0.01 per share (including fully vested RSUs), outstanding for each period, net of treasury shares.

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

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable prices that are based on identical or similar instruments not quoted on active markets, but corroborated by observable market data, or quoted prices for similar instruments in active markets.

Level 3 – Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

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

Entity-wide disclosures on revenue and long-lived assets are presented in note 15.

x.Employee severance benefits

The Company is required to make severance payments upon dismissal of an Israeli employee or upon termination of employment in certain circumstances.

In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit and severance obligation. The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s consolidated balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies.

The amounts of severance payment expenses were $405, $329 and $242 and for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company expects to contribute approximately $450 in the year ending December 31, 2022 to insurance companies in connection with its expected severance liabilities for the year.

y.Treasury Shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

z.Newly issued and recently adopted accounting pronouncements

Recently adopted accounting pronouncements:

1)In December 2019, the FASB issued a new standard to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The standard became effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The guidance did not have material impact on the Company’s consolidated financial statements.

NOTE 3 - COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. During 2021, there has been a wide distribution of several vaccinations and medicines to overcome the pandemic. The Company has shifted its operations to co-exist along the pandemic with encouragement of vaccinations to all of the employees worldwide. Though the Company sees great progress to overcome the COVID-19 pandemic, still the COVID-19 may continue to impact the Company’s business operations, with outbursts of new variants of the COVID-19 from time to time, and there is uncertainty in the nature and degree of its continued effects over time.

The uncertainty to which the COVID-19 pandemic impacts the Company’s business, affects management’s judgment and assumptions relating to accounting estimates in a variety of areas that depend on these estimates and assumptions, including variable consideration related to price concessions resulted an immaterial influence at the end of 2020 and did not have influence in 2021. COVID-19 also resulted in re-pricing of the Company’s existing share-based compensations in March of 2020 (see also note 13a).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 4 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2021 and 2020, consisted of government bonds, municipal bonds, corporate debt securities and certificates of deposit. These marketable securities are recorded at fair value.

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2021	2020
Government bonds *	264,265	124,821
Municipal bonds	2,925	-
Corporate debt securities	19,913	15,118
Certificates of deposit	7,427	2,068
Total	294,530	142,007

*	As of December 31, 2021 and 2020, consists of $4,039 and $2,555 non-U.S. government bonds, respectively.

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(v).

The following table sets forth the Company’s financial assets as of December 31, 2021 and 2020, that are measured at fair value on a recurring basis during the period:

	December 31, 2021
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	264,265	265,829	(1,635)	71
Municipal bonds	2,925	2,951	(26)	-
Corporate debt securities	19,913	20,041	(131)	3
Certificates of deposit	7,427	7,422	(1)	6
Total	294,530	296,243	(1,793)	80

	December 31, 2020
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	124,821	124,462	(12)	371
Corporate debt securities	15,118	15,040	(16)	94
Certificates of deposit	2,068	2,042	-	26
Total	142,007	141,544	(28)	491

As of December 31, 2021 and 2020, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and primarily attributable to changes in interest rates, and therefore did not result in an impairment charge in finance income (expenses), net.

As of December 31, 2021 and 2020, the Company’s debt securities had the following maturity dates:

	December 31
	2021	2020
Due within one year	61,120	21,662
1 to 2 years	141,034	91,401
2 to 3 years	92,376	28,944
Total	294,530	142,007

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 5 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2021	2020

Trade	19,809	9,396
Notes receivable	2,302	2,252
Less - allowance for doubtful debt	(1,107)	(672)
	21,004	10,976
Less - non-current accounts receivable	(768)	(477)
Total accounts receivable	20,236	10,499

NOTE 6 - OTHER CURRENT RECIVABLES:

Other current receivables consist of the following:

	December 31
	2021	2020
Advances to suppliers	7,201	1,639
Prepaid expenses	1,203	839
Government institutions	641	466
Income tax	3,303	307
Other	590	324
Total other current liabilities	12,938	3,575

NOTE 7 - INVENTORIES:

Inventories consist of the following:

	December 31
	2021	2020

Raw materials	3,842	3,642
Finished products	17,184	11,341
Total inventories	21,026	14,983

NOTE 8 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2021	2020

Computers	956	658
Office furniture and equipment	304	151
Molds	1,729	1,527
Leasehold improvements	569	283
	3,558	2,619
Less: accumulated depreciation	(2,154)	(1,637)
Total property and equipment, net	1,404	982

Total depreciation and amortization in respect of property and equipment were $517, $416 and $302 for the years ended December 31, 2021, 2020 and 2019, respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 9 - OTHER INVESTMENTS:

In November 2019, the Company signed a Share Purchase and Shareholders Agreement (the “SPA”) with (BY) Medimor Ltd., one of the Company’s turnkey manufacturing subcontractors (“Medimor”). Pursuant to the SPA, the Company has invested an aggregate amount of $600 in consideration for 1,369,863 ordinary shares of Medimor (which reflected at the signing date a 14.78% ownership interest on an as-issued basis and 10.34% ownership interest on a fully diluted basis), of which 414,384 ordinary shares were issued upon consummation of the initial closing on December 31, 2019, and the remaining 955,479 ordinary shares were issued in July 2020 following Medimor achieving certain pre-defined milestone events.

The Company's investment in Medimor is measured at cost, less impairment and adjusted for subsequent observable price changes.

NOTE 10 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.In May 2018, the Company signed a lease agreement for its headquarters in Israel. In January 2019, February 2020 and March 2021 the Company signed a supplement lease agreements, further expanding its headquarters in Israel (collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2024. The current monthly rent payment under the Lease Agreement is approximately $48.7.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 667 thousand (approximately $217).

The Company also leases vehicles for several employees in Israel for a period of three years.

b.The Company’s U.S. subsidiary has a lease agreement for its offices that expires in August 2022. In August 2020, the Company’s U.S. subsidiary, has signed a new lease agreement, for additional property for its offices (“Additional U.S Lease”). The Additional U.S Lease is for 7 years and 4 months which began on the middle of April of 2021. The current monthly rent payment is approximately $25.

c.The Company’s Canadian subsidiary has a lease agreement for its offices that expires in June 2022. The lease is with a related party (see also note 16b). The current monthly rent payment is approximately $6.

From time to time the Company also leases small properties, mainly for offices for Subsidiaries around the world which range for periods of up to 3 years.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 10 - LEASES (continued):

The lease cost was as follows:

	Year ended December 31
	2021	2020

Operating lease cost	1,297	930

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2021	2020

Operating cash flows from operating leases	1,328	963

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2021	2020
Operating Leases
Operating lease right-of-use assets	4,321	1,153

Other current liabilities	1,209	880
Operating lease liabilities	3,307	358
Total operating lease liabilities	4,516	1,238

Weighted Average Remaining Lease Term
Operating leases	4.70 years	1.33 years

Weighted Average Discount Rate
Operating leases	2.00%-2.75%	2.75%

As of December 31, 2021, the maturities of lease liabilities were as follows:

Operating Leases

Year Ending December 31,
2022	1,307
2023	1,091
2024	1,022
2025 and beyond	1,328
Total lease payments	4,748
Less imputed interests	(232)
Total	4,516

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 11 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2021	2020
Employees and related expenses	17,807	10,022
Government institutions	3,178	1,224
Income tax	1,239	758
Warranty reserve	1,248	705
Operating lease liabilities	1,209	880
Other	4,585	3,131
Total other current liabilities	29,266	16,720

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES:

Subcontracting agreements

The Company has an existing turnkey manufacturing agreement with one of its major subcontractors provider in Israel in connection with manufacturing and assembling the Company’s products. The agreement is renewed automatically every year for an additional one-year period, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term of its decision not to renew the agreement. Additionally, the Company or the turnkey manufacturer have the ability to terminate the contract at any time and for any reason with a prior written notice of four months.

In October 2019, the Company entered into a turnkey manufacturing agreement with another of its major subcontractors provider in Israel, (BY) Medimor Ltd. The agreement is for three years and renewed automatically every year afterwards for an additional one-year period, unless either the Company or (BY) Medimor Ltd gives written notice three months prior to the expiration of the term of its decision not to renew the agreement. Additionally, the Company or (BY) Medimor Ltd have the ability to terminate the agreement at any time and for any reason with a prior written notice of six months. As to investment in (BY) Medimor Ltd - see also note 9.

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2021, the subcontractors’ finished goods inventory, raw materials and open orders amounted to approximately $35,351.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY:

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

In August 2019, the Company completed an IPO on the Nasdaq, in which it issued 10,000,000 ordinary shares at a price per share of $7. During August 2019 the underwriters partially exercised their over-allotment option and purchased an additional 1,000,000 ordinary shares at the same price per share. The net proceeds received from the IPO were approximately $69,784, after deducting underwriting commissions and other offering expenses of approximately $7,216 in aggregate.

In September 2020, the Company approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of the Company's cash reserve and to be paid solely from the Company's IPO proceeds. In February 2022, the Company approved that the share repurchase program could also be funded from the proceeds of exercised options.

During the fourth quarter of 2020, the Company purchased 786,882 shares in the amount of $17,218.

During 2021, the Company purchased 693,734 shares in the amount of $35,365.

On September 30, 2021, the Company executed a 1-for-2 share split (“2021 Share Split”) of the Company's shares by way of an issuance of bonus shares. Upon the effectiveness of the 2021Share Split, (i) one bonus share was issued for each outstanding share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was adjusted through proportional increase, (iii) the exercise price of each exercisable share under such outstanding options to purchase ordinary shares was adjusted through proportional decrease, (iv) the number of outstanding RSUs was adjusted through proportional increase, and (v) the number of shares reserved under the Company's options plans was proportionally adjusted to accommodate the adjustment to the number of exercisable options under the Company's respective option plans.

Unless otherwise indicated, and except for authorized capital, all of the share numbers, number of RSUs, number of options to purchase ordinary shares, net income per share amounts, share prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to the 2021 Share Split.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

2)Share-based compensation

On January 30, 2008, the Company’s Board of Directors adopted two share option plans as follows (collectively, the “2008 Plans”):

a)2008 Israeli Option Plan (“2008 Israeli Plan”) allowing the Company to grant ordinary shares and options to purchase ordinary shares to Israeli employees, officers, directors, consultants and service providers. Each option under the 2008 Israeli Plan grants the right to exercise such option into one ordinary share of the Company.

b)2008 ROW Option Plan (“2008 ROW Plan”) allowing the Company to grant ordinary shares and options to purchase ordinary shares to non-Israeli employees, officers, directors, consultants and service providers. Each option under the 2008 ROW Plan grants the right to exercise such option into one ordinary share of the Company.

In June 2018, the Company’s Board of Directors adopted a new incentive plan (“2018 Incentive Plan”), allowing the Company to grant ordinary shares, options to purchase ordinary shares, restricted shares and restricted share unit (“RSUs”) (together - “Awards”) to Israeli and other non-U.S. employees, officers, directors, consultants and service providers of the Company and its Subsidiaries. The 2018 Incentive Plan also includes as an appendix a sub-plan allowing the Company to grant Awards to U.S. employees, officers, directors, consultants and service providers of the Company and its Subsidiaries. Each option award under 2018 Incentive Plan grants the right to exercise such option into one ordinary share of the Company.

The grant of awards to Israeli employees, officers and directors under the 2008 Israeli Plan and the 2018 Incentive Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance. Each award grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the 2008 Israeli Plan, with the exception of the work-income benefit component, if any, determined on grant date. For consultants and service providers, grants under the 2008 Israeli Plan and the 2018 Incentive Plan are subject to Section 3(i) of the Israeli Income Tax Ordinance.

Upon the adoption of the 2018 Incentive Plan, the then-current pool of awards available for future grants under the 2008 Plans was canceled and returned to the Company’s authorized and un-issued share capital. In addition, any shares returning to the free pool of options under the 2008 Plans, due to options expirations or otherwise, are automatically returning to the Company's authorized and un-issued share capital.

Upon adoption of the 2018 Incentive Plan, the Board and the shareholders resolved to approve an evergreen mechanism with respect to the 2018 Incentive Plan, under which the number of reserved, authorized and unissued ordinary shares of the Company available for issuance of awards pursuant to the 2018 Incentive Plan shall automatically increase on an annual basis, by such number of options as follows: on the first business day of each calendar year beginning in 2019, the number of awards equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent of the number of shares outstanding as of such date or (iii) a lesser number of ordinary shares as shall be determined by the board of directors.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

Total awards under 2018 Incentive Plan that have been authorized to be issued as ordinary shares:

	Number of awards
Upon adoption of the 2018 Incentive Plan	3,578,000	*
Automatic increase approved by the Board of the Company in:
January 2020	1,600,000	*
January 2021	1,600,000	*
January 2022	800,000
Total	7,578,000

* The number of awards has been adjusted retroactively to reflect the 2021 Share Split.

As of December 31, 2021, 1,519,728 awards were available for grant under the 2018 Incentive Plan.

Details Regarding Grant of Awards:

During 2021, the Company granted only RSUs to its employees, officers, directors, service providers and consultants.

	Year Ended December 31, 2021
	Award amount	Exercise price range	Vesting period
Employees, officers, directors, service providers and consultants:

February 9, 2021	511,500	-	1-2 Years
May 6, 2021	23,500	-	2 Years
July 27, 2021	9,000	-	1.5 Years

During 2020, the Company granted only options to its employees, officers, directors, service providers and consultants.

	Year Ended December 31, 2020
	Award amount	Exercise price range	Vesting period	Expiration
Employees, officers, directors, service providers and consultants:

January 7, 2020	32,000*	$17.52	1 Year	7 Years
February 17, 2020	419,000*	$9.845**	0-3 Years	7 Years
March 15, 2020	2,572,300*	$9.845**	0-3 Years	7 Years
May 5, 2020	151,000	$12.16	0-3 Years	7 Years
November 11, 2020	13,000***	$21.615	0-1 Year	7 Years

* Net of options granted in March 2020

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

** Modification of share-based compensation

On March 15, 2020, the Company’s board of directors approved: (i) the re-pricing of such outstanding options under Section 102 to the Israeli Tax Ordinance that were granted during November 2019 and February 2020, to a lower exercise price of $9.845 (as further approved by a respective tax-ruling received from the Israeli Tax Authorities), and (ii) the cancellation of all other outstanding options granted to Non-Israeli grantees in November 2019, January 2020 and February 2020, and the grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $9.845. The cancellation and grant of replacement options thereof with respect to such options granted to executive officers of the Company was ratified and approved by the Company's shareholders on June 16, 2020.

As a result, for 449,000 outstanding options (of which 30,000 options granted on November 25, 2019 at an exercise price of $20.775 and the rest granted on February 17, 2020, at an exercise price of $21.98) that were granted to Israeli grantees under Section 102 to the Israeli Tax Ordinance the exercise price was re-priced and reduced to $9.845, and 2,518,300 options (of which 224,500 options granted on November 25, 2019 at an exercise price of $20.775, 1,906,000 options granted on January 7, 2020 at an exercise price of $17.52, 85,000 options granted on January 28, 2020 at an exercise price of $21.95 and the rest granted on February 17, 2020 at an exercise price of $21.98) were cancelled and 2,518,300 options were granted (under the same terms as originally granted but with a lower exercise price of $9.845) simultaneously to non-Israeli grantees.

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

*** GIBF Options

Options granted as part of share exchange agreement entered into by and between the Company and Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP). See note 13(b)(i) below.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

Share Options

The following tables summarize information concerning options as of December 31, 2021 and 2020:

	Year ended December 31
	2021		2020
	Number of Options	Weighted Average Exercise price*	Number of Options	Weighted average exercise price*
Outstanding at beginning of year	10,492,910	$3.43	18,601,716	$0.90
Changes during the year:
Granted	-	-	3,187,300 **	10.08
Cancelled	-	-	(224,500)**	20.775
Exercised	(7,521,469)	2.70	(10,756,272)	0.44
Forfeited	(40,714)	9.00	(276,600)	11.275
Expired	-	-	(38,734)	0.28
Outstanding at end of year	2,930,727	$5.23	10,492,910	$3.43
Exercisable at end of year	2,635,973	$4.71	8,184,368	$1.685

*	In U.S. dollars per Ordinary Share
**	Net of options granted and cancelled in connection with modification as described above

As of December 31, 2021, the weighted-average remaining contractual life of exercisable options were 3.79 years. The total intrinsic value of options exercised during 2021, 2020 and 2019 were approximately $277,978, $190,498 and $7,702, respectively.

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

Year ended December 31
	2020	2019
Fair value of one ordinary share	$9.845-$21.98	$3.745-$20.775
Dividend yield	0%	0%
Expected volatility	46.07%-49.22%	46.03%-51.91%
Risk-free interest rate	0.53%-1.74%	1.62%-2.60%
Early exercise multiple (“EEM”)	0% - 250%	0% - 250%
Contractual term	6.7-7 years	7 years

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

The total fair value of options granted during the years ended December 31, 2020 and 2019 was $16,345 and $2,798, respectively.

As of December 31, 2021, the Company had 294,754 unvested options. The total unrecognized compensation cost of employee options as of December 31, 2021 is $1,843, which is expected to be recognized over a weighted average period of 1.00 years.

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2021:

December 31, 2021
Options outstanding			Options exercisable
	Number of	Weighted	Number of	Weighted
	options	average	options	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
prices *	year	Life	year	life
$0.28	776,294	2.36	776,294	2.36
$0.29	227,218	2.42	227,218	2.42
$3.16	220,610	3.60	220,610	3.60
$3.75	330,491	4.02	330,491	4.02
$5.11	99,360	4.26	89,516	4.26
$7.00	60,000	4.60	60,000	4.60
$9.85	1,157,874	5.18	894,612	5.17
$12.16	52,380	5.35	30,732	5.35
$21.62	6,500	5.86	6,500	5.86

* In U.S. dollars per Ordinary Share.

The aggregate intrinsic value of total vested and exercisable options as of December 31, 2021 is $173,630.

Restricted Share Unit

The following tables summarize information concerning RSUs as of December 31, 2021:

	Year ended December 31
	2021
	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	-	-
Changes during the year:
Granted	544,000	35.44
Forfeited	(35,920)	34.87
Outstanding at end of year*	508,080	$35.48

* As of December 31, 2021, 262,540 RSUs were vested and were settled by issuance of respective shares at the beginning   of January 2022.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

Each RSU represents the right to receive one ordinary share of the Company upon the vesting thereof. The fair value of an RSU is identical to the value of the underlying share at the close of the last trading day prior to the day of grant. The fair value of each RSU granted in 2021 were $34.87, $40.6 and $54.61 based on the Company’s share price at closing of trading day prior to the day of grant.

The total fair value of RSUs granted during the year ended December 31, 2021, was $19,279.

As of December 31, 2021, the Company had 245,540 unvested RSUs. The total unrecognized compensation cost of employee RSUs as of December 31, 2021 is $7,615, which is expected to be recognized over a weighted average period of 1.00 years.

The aggregate intrinsic value of total vested RSUs as of December 31, 2021 is $18,530.

a) The following table illustrates the effect of share-based compensation on the consolidated statements of income:

	Year ended December 31
	2021	2020	2019
Cost of sales	1,108	520	94
Research and development expenses	1,554	2,264	179
Selling and marketing expenses	8,274	9,398	1,158
General and administrative expenses	1,026	663	126
	11,962	12,845	1,557

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

b.Non-Controlling Interests:

1)In December 2016, the Company signed a joint venture agreement (the “JV Agreement”) with Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”), and an Equity Joint Venture Company (“JVC”) was established, in which the Company had 51% interest upon establishment thereof in consideration for a grant of license to use certain IP rights of the Company, and GIBF received 49% ownership interest in consideration for certain investments which were to be made by GIBF upon certain pre-defined milestones. The JVC was established for the purpose of distributing the Company's products in China and developing and manufacturing new products for the Chinese market under the Company’s license. In 2017, the JVC satisfied the first milestone according to the agreement and GIBF invested approximately $1.7 million.

On May 5, 2019, GIBF, the non-controlling partner in the JVC signed an agreement in which it has waived any and all rights, privileges and interests with regards to conversion right of the Company shares (“JVC Waiver”). Upon completion of the IPO on August 7, 2019, the JVC Waiver became effective.

As a result of the JVC Waiver, the Company reclassified into non-controlling interests the balance of JVC redeemable non-controlling interest in the amount of $2,317. From August 8, 2019, the non-controlling partner equity interests in JVC has been considered and treated as a non-controlling interest.

On November 11, 2020 (the “Signing Date”), the Company, GIBF and JVC entered into a share exchange agreement (the " JVC Exchange Agreement") whereby, GIBF sold to the Company all of its outstanding share capital in the JVC (thereby making the JVC a wholly-owned subsidiary of the Company) and all of its rights pursuant to the JV Agreement, in exchange for a purchase consideration of $2,700 (the "Purchase Consideration") which was paid by the Company at the closing of such JVC Exchange Agreement in January 2021, by way of issuance to GIBF by the Company, in a private placement, of 124,914 of the Company’s ordinary shares, par value NIS 0.01, which reflected the Purchase Consideration amount at the time of approval of the JVC Exchange Agreement by the Company.

For certain services provided by GIBF to the JVC, the Company has granted GIBF 13,000 options to purchase ordinary shares of the Company, at an exercise price of US $21.615.

The JVC Exchange Agreement became effective at the Signing Date and thus was recognized in the consolidated statements of changes in shareholders’ equity. In January 2021, 124,914 of the Company’s ordinary shares were issued to GIBF from the Company’s treasury shares.

2)The past non-controlling partner in the Company's U.K. subsidiary ("Invasix UK"), Wigmore Medical Limited (“Wigmore”), had the right to convert its equity interests in Invasix UK in connection with an initial public offering of the Company into shares of the Company. On August 30, 2018, Wigmore waived any and all rights, privileges and interests with regards to such conversion right (“UK Waiver”), and has been considered and treated as a non-controlling interest from that day.

On April 23, 2021, the Company, Dilazar Limited (“Dilazar”), Wigmore and Invasix UK entered into a share exchange agreement (the “UK Exchange Agreement”) whereby, Dilazar (which owned 49% of the Invasix UK’s shares immediately prior to the UK Exchange Agreement, which shares were previously transferred to Dilazar from its wholly-owned subsidiary Wigmore) sold to the Company all of its outstanding share capital in Invasix UK and Wigmore sold to the Company all of its rights pursuant to the Founders Memorandum of Understanding, dated March 4, 2014, by and between Wigmore and the Company, in exchange for the issuance at closing to Dilazar by the Company in a private placement of 457,912 of the Company’s ordinary shares, par value NIS 0.01. Upon closing, in May 2021, 457,912 of the Company’s ordinary shares were issued to Dilazar from the Company’s treasury shares.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - TAXES ON INCOME:

a.InMode Ltd.

The Company is taxed according to Israeli tax laws:

1)Measurement of results for tax purposes

Since 2008 until 2019, the Company has measured the results of InMode Ltd. (the "Israeli Company") for tax purposes in nominal terms in NIS. Starting from 2020, and onwards, the Company’s results for Israeli tax purposes are measured in U.S dollars based on the Dollar Regulations which the company chose to implement for Israeli tax purposes (detailed rules apply in this regard).

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

The period of benefits of the Benefited Enterprise of the Israeli Company commenced in 2012. As of December 31, 2021, the Company’s retained earnings derived substantially all from the benefits of Benefited Enterprise.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - TAXES ON INCOME (continued):

In the event of a distribution of dividends (or deemed dividends) from income that was tax exempt as discussed above, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income according to the law. In addition, upon distribution of dividends from tax-exempt income, the recipient shall be subject to tax at the rate of 15% (or lower, if so, provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.

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

NOTE 14 - TAXES ON INCOME (continued):

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, the Company’s corporate tax rate is expected to be between 7.5% to 10%.

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

As of December 31, 2021, the Company’s management decided not to adopt the application of the amendment.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - TAXES ON INCOME (continued):

Pursuant to a recent amendment to the Investments Law which became effective on November 15, 2021, a company that elects by November 15, 2022 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2020 will be entitled to distribute a dividend from such income or to be used for any other reason found by the Company, without being required to pay additional corporate tax. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing on the year of which the company has elected to pay the reduced corporate tax rate. A company that has elected to apply the amendment cannot withdraw from its election. The Company is currently reviewing the new amendment and its implications to the Company. If the Company elects to take advantage of the amendment, it will be required to pay up to approximately NIS 43.5 million (approximately $14.0 million) as a one-time payment, and as a result NIS 605 million (approximately $195.0 million) of the Company’s undistributed exempt income for years 2012 until 2020 will be entitled to be distributed as dividend or to be used for any other reason found by the Company without being required to pay additional corporate tax. If the Company does not elect to take advantage of the amendment, it may be required to pay up to approximately NIS 108.8 million (approximately $35.0 million) for the years 2012 until 2020, and regarding 2021, regardless of the amendment, the Company may be required to pay up to approximately NIS 77.2 million (approximately $24.8 million), if the Company distributed all of its retained earnings that are subject to the tax exemption.

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

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the US, which provides among others, tax relief measures for businesses including a five-year net operating loss (“NOL”) carry back. As a result, the Company recognized in its consolidated financial statements a receivable tax asset in the amount of $2,894, under current other receivables.

As of December 31, 2021, the Company’s subsidiary in U.S has an accumulated tax loss carryforward of approximately $220.2 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss), under the Tax Cuts and Jobs Act of 2017 (“TCJA”).

Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the company's taxable income in any given tax year. However, the 80% limitation is temporarily removed by the CARES Act, which reinstates the 80% limitation for tax years beginning after 2020. A full valuation allowance was created against the Company’s subsidiary in U.S deferred tax assets. Management currently believes that it is more likely than not that the deferred taxes generated in U.S will not be realized in the foreseeable future.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - TAXES ON INCOME (continued):

c.Deferred income taxes

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2021 and 2020 were as follows:

	December 31
	2021	2020
Deferred tax assets in respect of:

Subsidiaries carryforward losses	58,389	22,857
Other temporary differences	2,874	2,369
Share-based compensation	2,884	2,943
Deferred tax asset in respect to other comprehensive loss	394	-
Total deferred tax asset before valuation allowance	64,541	28,169
Valuation allowance	(63,207)	(27,999)
Total deferred tax asset	1,334	170
Deferred tax lability in respect to other comprehensive income	-	(106)
Total deferred tax liability	-	(106)
Deferred tax asset, net	1,334	64

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

NOTE 14 - TAXES ON INCOME (continued):

d.Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2021	2020	2019

Income before taxes on income	168,002	76,132	62,041
Theoretical tax expenses at the statutory rate of InMode	23%	23%	23%
	38,640	17,510	14,270
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	(37,478)	(16,652)	(13,844)
Different effective tax rates applicable to the Subsidiaries	(2,033)	235	49
NOL carry back as part of the CARES Act relief	-	(2,894)	-
Valuation allowance	40	17	60
Uncertain tax position	1,921	1,416	723
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	1,838	1,426	(437)
Previous years	-	49	62
	2,928	1,107	883

e.Tax assessments

In accordance with the Israel Income Tax Ordinance, as of December 31, 2021, all tax assessments on the Israeli Company and one of the Company’s subsidiary in Israel through tax year 2016 are considered final. The Israeli Company is going through tax assessment by Israel tax authorities for tax years 2017 until 2020.

As of December 31, 2021, all tax assessments on the Company’s subsidiary in the United States, through tax year 2016, are considered final, in accordance with the tax law in its country of residence.

The other Company’s subsidiaries open tax years, range form 2016-2021, in their relevant jurisdictions.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - TAXES ON INCOME (continued):

f.Income before income taxes is composed of the following:

	Year ended December 31
	2021	2020	2019

InMode Ltd.	163,370	72,712	59,320
Subsidiaries outside Israel	4,632	3,420	2,721
	168,002	76,132	62,041

g.Tax expenses (tax benefit):

	Year ended December 31
	2021	2020	2019
Current:
Israel	3,829	1,411	500
Subsidiaries	(131)	(2,082)	910
	3,698	(671)	1,410
Previous year:
Israel	-	-	62
Subsidiaries	-	49	-
	-	49	62
Deferred:
Israel	(770)	30	(200)
Subsidiaries	-	1,699	(389)
	(770)	1,729	(589)
Total taxes on income	2,928	1,107	883

h.Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits:

	Year ended December 31
	2021	2020

Balance at January 1	2,910	1,494
Increase (decrease) in uncertain tax positions for the previous years, net	(804)	-
Increase in uncertain tax positions for the current year	2,725	1,416
Balance at December 31	4,831	2,910

The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 15 - ENTITY-WIDE DISCLOSURE:

a.Revenue

1)Net sales by geographic area were as follows:

	Year ended December 31
	2021	2020	2019

United States	237,263	149,488	124,199
Other	120,302	56,619	32,162
Total sales:	357,565	206,107	156,361

2)Net sales based on products' technology were as follows:

	Year ended December 31
	2021	2020	2019
	%	%	%
Minimal-Invasive	72	62	79
Hands-Free	20	32	9
Non-Invasive	8	6	12
	100	100	100

3)The changes in contract liabilities are as follows:

	Year ended December 31
	2021	2020

Balance as of January 1	13,888	19,400
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	14,527	10,043
Revenue recognized that was included in the contract liability balance at the beginning of the period	(11,859)	(15,555)
Balance as of December 31	16,556	13,888
Contract liability presented in non-current liabilities (1)	2,751	1,988
Contract liability presented in current liabilities	13,805	11,900

(1)	As of December 31, 2021, noncurrent deferred revenue is estimated to be recognized as following: 79% in year 2023 and the rest in year 2024-2025.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except per share amounts)

NOTE 15 - ENTITY-WIDE DISCLOSURE (continued):

b.Long-Lived Assets

	December 31
	2021	2020

Israel	1,146	916
United States	186	52
Other	72	14
	1,404	982

NOTE 16 - RELATED PARTIES:

a.The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. The Chairman of the Board and Chief Executive Officer of the Company is also a substantial shareholder and board member of Home Skinovations Ltd. and one of the Company’s directors, serves on the board of directors of Home Skinovations Ltd. The Company recorded expenses related to services received from Home Skinovations Ltd. of $239, $82 and $247 for the years ended December 31, 2021, 2020 and 2019, respectively. For agreement signed after the consolidated balance sheet date, see note 17.

b.The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them. The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services, the Company recorded expenses in the amount of $433, $379 and $341 for the years ended December 31, 2021, 2020 and 2019, respectively.

c.The Company’s subsidiaries in North America receive certain marketing services from SpaMedica International SRL, which was amalgamated with a sister company into the Company’s major shareholder BoomerangFX International SRL during 2021, with BoomerangFX International SRL surviving, and its related party SpaMedica Corp., and recorded expenses related to those services in the amount of $172 and $307 and $710, for the years ended December 31, 2021, 2020 and 2019, respectively.

d.The Company receives certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio. The Chairman of the Board and Chief Executive Officer of the Company, is a minor shareholder and a board member of Himalaya Family Office Consulting Ltd. In relation to these services, the Company recorded expenses in the amount of $90, $94 and $141 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 17- SUBSEQUENT EVENTS:

In February 2022, the Company has entered into an Asset Purchase Agreement with Home Skinovations Ltd., whereby Home Skinovations Ltd. sold and assigned to the Company all of Home Skinovations Ltd.’s right, title and interest in and to Home Skinovations Ltd.’s Spa segment assets (including molds, tooling, inventory and trademarks) and further granted the Company an exclusive license to certain IP rights of Home Skinovations Ltd., all the foregoing in consideration for an aggregate amount of $497.