Form 20-F
period 2022-12-31
InMode Ltd.
filed 2023-02-14
CIK 1742692

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,544,9911 Ordinary Shares, par value NIS 0.01 per share.

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
[1] The above number of Ordinary Shares outstanding does not include a total of 1,975,003 Ordinary Shares held at December 31, 2022, as treasury shares, all of which were repurchased by InMode Ltd.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

International (non-U.S.) sales accounted for approximately 34.3% of our total revenue for the year ended December 31, 2022. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally, including in connection with our subsidiary in China. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Asia. If we are unable to do so successfully, our revenue and revenue growth from international operations will be adversely affected.

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

We have limited business in Russia which pose some degree of sanctions risk that cannot be entirely eliminated.

We have a long-standing distribution contract with a Russian distributer which distributes our products in the country and other neighboring countries. Given the nature of our products and our end customers in Russia (typically physicians), our Russia-related business falls within a category of activities with respect to which the sanctions regimes have been historically more permissive and with respect to which there is a relatively lower incidence of sanctions exposure. Furthermore, we are committed, and take measures, to ensure compliance with any applicable Sanctions. However, the sanctions against Russia across various key jurisdictions, including the United States, are extremely dynamic and complex and usually apply on a strict liability basis and sometimes may expose non US parties to liability or imposition of market restrictions even in the absence of jurisdictional grounds or touchpoints with the country of the governmental authority imposing the sanctions. Accordingly, in the current environment, Russia-related dealings may entail some degree of exposure to sanctions risks that cannot be entirely eliminated.

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

Any negative conditions in the national and global economic environments may adversely affect our business, financial condition and results of operations. Recently, such negative conditions materialized in the ongoing war in Ukraine and the rising interest rates worldwide. During uncertain economic times and in tight credit markets, many of our customers may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for purchasing our products, and may delay or reduce purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our premium products can be particularly vulnerable to economic uncertainty, since the end-users of our products may decrease the demand for our products when they have less discretionary income or determine not to spend their discretionary income on aesthetic procedures. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of obtaining financing at acceptable interest rates.

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Most of our revenues for the years ended December 31, 2022, 2021 and 2020 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

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

We do and may employ individuals who were previously employed at universities or other pharmaceutical or medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any significant claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive marketing authorization from the FDA unless it is exempt. The FDA marketing authorizations include a 510(k) clearance or premarket approval. A relatively small number of devices may be exempt from 510(k) clearance or may receive marketing authorization through the de novo classification pathway. These processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from 3 to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Our future products and enhancements or changes to products may require new 510(k) clearance or premarket approval from the FDA. All products that we currently market in the United States that require an FDA marketing authorization have received 510(k) clearance for the uses for which they are marketed.

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

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business. Additionally, obtaining and maintaining regulatory approval in one jurisdiction does not mean we will be successful in obtaining regulatory approvals for our products in other jurisdictions.

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

In addition, the stock prices of many newly public companies and companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These fluctuations may be attributed, among other reasons, to the general global economic environment and the instability in markets. Prior to our initial public offering in August 2019, there was no public market for our ordinary shares and an active public trading market for our ordinary shares may not be sustained. An inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications or technologies using our shares as consideration. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

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

As of December 31, 2022, there are 82,544,991 ordinary shares outstanding (not including a total of 1,975,003 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

We have not paid dividends in the past and may not pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and may not distribute cash or other dividends on our ordinary shares in the foreseeable future. The distribution of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. We may only distribute dividends out of  “profits,” as defined by the Companies Law and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and anticipated obligations as they become due. If we do not distribute dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the price of our ordinary shares appreciates.

We incur significant costs operating as a public company in the United States, and our management is required to devote substantial time to compliance matters.

As a public company whose ordinary shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate ongoing compliance with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our ordinary shares could decline. In addition, we lost our emerging growth company status and are a “large accelerated filer” beginning from December 31, 2020. We have incurred significant management time and cost complying with the more stringent reporting requirements applicable to “accelerated filers,” including complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and we do not expect to be classified as a PFIC for the current year ending December 31, 2023 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

If we are determined to be a PFIC at any time during which a U.S. Holder (as defined in “Item 10E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our shares, such U.S. Holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. See “Item 10E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.” U.S. Holders are strongly urged to consult their tax advisors as to whether or not we will be a PFIC.

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

Our principal executive offices and research and development facilities as well as our third-party manufacturers are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. In recent years, there has been political instability in Israel, including five national elections since 2019. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Even during times without formal conflict, Hamas and other terrorist groups in the Gaza strip have shot rockets into southern Israel, which have sometimes damaged civilian and commercial property. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

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

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of ordinary shares above specified thresholds, requires special approvals for transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association contain provisions that may make it more difficult to acquire us, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax obligations. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. See “Item 10E. Additional Information—Taxation—Israeli Material Tax Considerations” for additional information. These provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares.

Your rights and responsibilities as a holder of our ordinary shares will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated as a limited liability company in the State of Israel on January 2, 2008 and operate under its laws. In November 2017, our corporate name was changed from Invasix Ltd. to InMode Ltd. Our registered office is located at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel. The phone number of our registered office is +972-4-9096313. Our wholly‑owned subsidiary, Invasix Inc., a Delaware corporation, acts as our agent for service of process in the United States and is located at 17 Hughes Irvine, California 92618. The phone number for Invasix Inc. is 949-387-5711.

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

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $1.6 million, $0.9 million and $0.5 million, respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2023 to be up to $3 million and to be financed from our existing cash and cash equivalents.

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

We expect that the new product platforms will complement our existing portfolio of products, allowing us to increase our offerings to existing customers and attract new customers. We believe that introducing new product platforms is important in order to satisfy consumer demand and respond to evolving technological developments.

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

•
Our new handpiece to treat dry eye and periorbital wrinkles is currently in clinical trials. We plan to introduce our new product platform for ophthalmologists comprised of three handpieces (AccuTite, Morpheus8 and our new dry eye and periorbital wrinkle treatment handpiece) to the market in 2023.

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

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, 79 third-party clinical studies have been completed and 13 third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of 84 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue increased to approximately $454.3 million for the year ended December 31, 2022, from approximately $357.6 million for the year ended December 31, 2021 and from $206.1 million for the year ended December 31, 2020. For the years ended December 31, 2022, 2021 and 2020, we recorded a gross margin of approximately 84%, 85% and 85%, respectively, and net income of approximately $161.5 million (we expense approximately $39.9 million in taxes, causing the drop in our net income), $165.1 million, and $75.0 million, respectively. Our principal market is in the U.S, where our revenue increased to approximately $298.6 million for the year ended December 31, 2022, from approximately $237.3 million for the year ended December 31, 2021 and from $149.5 million for the year ended December 31, 2020. Outside of the U.S, our revenue increased to approximately $155.7 million for the year ended December 31, 2022, from approximately $120.3 million for the year ended December 31, 2021 and from $56.6 million for the year ended December 31, 2020.

Regarding U.S. revenues for the years ended December 31, 2022, 2021 and 2020, we derived approximately $253.8 million, or 85%, $168.5 million, or 71%, and $88.2 million, or 59%, respectively, of our total U.S revenues from the sale of minimally invasive platforms. We derived approximately $35.8 million, or 12%, $64.1 million, or 27%, and $58.3 million, or 39%, respectively, of our total U.S revenues from the sale of hands-free platforms, and approximately $8.9 million, or 3%, $4.7 million, or 2%, and $3.0 million, or 2%, respectively, of our total U.S revenues from the sale of non-invasive platforms.

We have 29 FDA clearances and, in addition to the United States, where we have an installed base of approximately 7,200 product platforms, we are permitted to sell our products in most countries, in the following territories: North America, Europe, Asia, Africa, Asia Pacific and Latin America. As of December 31, 2022, we sell and market our products in the United States, Canada, United Kingdom, Spain, Portugal, France, Belgium, Luxembourg, Italy, Australia and India through a direct sales force of approximately 223 representatives. We also sell and market our products through 54 distributors in 69 countries. As of December 31, 2022, we had a global installed base of approximately 17,000 product platforms capable of running various multi-use applicators and utilizing minimally invasive consumables.

Our Solution

Key benefits of our minimally invasive surgical aesthetic and medical treatment solutions include:

•
Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

•	Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications and typically reduces cost.

•	Minimally invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

•	Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 84 peer-reviewed publications.

•	Differentiated, RF energy-based technology simultaneously kills fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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

Our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces rely on our proprietary RFAL technology. To date, there have been more than 190,000 successful RFAL procedures conducted with positive clinical results using our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

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

•
Broad regulatory approvals supported by extensive clinical data. We have 29 FDA clearances and in addition to the United States, are permitted to sell in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 84 peer-reviewed publications and there are 79 completed and 13 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, EvolveX, Morpheus8 and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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

•
Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Additionally, we have experienced growth in the sales of consumables over the past five years. Since inception, we have sold over 1.6 million consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

•
Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, noninvasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of SUI, vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments and other GSM symptoms, snoring and rhinitis treatments, dry eye and eyelid treatments, TMJ (Temporomandibular Joint Disorders) and ED (Erectile Dysfunction). We launched two new product platforms in 2021 and one of them (EvolveX) replaced our Evolve platform, which we believe will allow us to continue to grow our revenues over the long term and further penetrate the market for aesthetic solutions. Each such product is or will be subject to the FDA regulatory framework, specifically, the FDA’s 510(k) clearance requirements, described in this Annual Report on Form 20-F.

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

Minimally Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite	Body Contouring (MI)
			FaceTite	Face Contouring (MI)
			NeckTite	Neck Contouring (MI)
			AccuTite	Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Morpheus8	Skin Rejuvenation (MI)
			Forma	Skin Rejuvenation (NI)
			Lumecca	Skin Rejuvenation & Pigmentation (NI)
			DiolazeXL	Hair Removal (NI)
			Vasculaze	Vascular Lesion (NI)
				Facial Wrinkles and Texture (MI)
EmbraceRF	Bipolar RF	2018	FaceTite	Face Remodeling (MI)
			Morpheus8	Facial Wrinkles and Texture (MI)
			AccuTite	Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV	Women’s Health (MI)
				Women’s Health (NI)
Morpheus8	Bipolar RF	2021	Morpheus8	Face and body fractional RF treatment (MI)
			Morpheus8 Body
EmpowerRF	Bipolar RF and EMS	2021	FormaV, Morpheus8V, VTone, Aviva	Women’s health (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX	Body Contouring
			MiniFX	Face/Neck Contouring
			Plus	Skin Tightening
Triton	Laser	2018	Triton Duo Light	Hair Removal
			Triton Duo Dark	Hair Removal

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
EvolveX	Bipolar RF EMS	2021	Tite (HF)	Skin Tightening
			Transform (HF)	Body Contouring
			Tone (HF)	EMS
Evoke	Bipolar RF	2020	Cheek (HF)	Skin Rejuvenation
			Chin (HF)	Skin Rejuvenation

*	“MI” = Minimally Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

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

We target potential customers through office visits, trade shows, professional journals and various forms of paid and unpaid media. We also conduct clinical workshops featuring recognized expert panelists and key opinion leaders to promote existing and new treatment techniques using our products. We believe that these workshops enhance customer loyalty and provide us with new sales opportunities. We plan to continue to offer a large number of workshops spanning from single-day workshops to three-day workshops. We also use direct mail programs to target specific segments of the market that we seek to access, such as members of medical societies and attendees at meetings sponsored by medical societies or associations. In addition, we maintain an active public relations program that has resulted in treatments based on our products being featured in various televised and printed media outlets including InStyle, Shape, The Doctors and Harper’s Bazaar. In September 2022, international actress and producer, Eva Longoria, agreed to join us as our brand ambassador to share her positive experience with our EvolveX and Morpheus8 technologies, replacing our previous brand ambassador, international pop icon, Paula Abdul.

We currently sell and market our products in the United States, Canada, the United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India, through a direct sales force of approximately 223 representatives. We also sell and market our products through 54 distributors in 69 countries. Our U.S. sales efforts are headquartered in Irvine, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States will continue to increase.

In international markets, to complement our direct sales force in Canada, the United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India, we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2022, we had an international sales management team of seven employees supporting 54 independent distributors. The percentage of our revenues from customers located outside of the United States for each of the years ended December 31, 2022 and 2021 was 34%. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets, including within Canada, the United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India, by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in equipment and marketing, and to attend certain exhibitions and industry meetings.

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

Manufacturing and Supply

We rely primarily on outsourced manufacturing to produce our devices while maintaining control over the production process. Outsourcing allows us to carry lower inventory levels and maintain fixed unit costs without incurring significant capital expenditures than would be in place if products were self-manufactured. We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on as part of our business. Through our strategic arrangement with Flextronics (Israel) Ltd., or Flex, and (BY) Medimor Ltd., or Medimor, we maintain dedicated manufacturing lines supervised by us in Flex and Medimor’s medical-grade manufacturing facilities in Migdal Haemek and Poriya, Israel. Within the Flex and Medimor facilities, all proprietary manufacturing, testing and assembly equipment has been built and is owned by us. We also use a separate manufacturer in addition to Flex and Medimor to produce our handpieces and disposables.

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

Research and Development

Our research and development activities are conducted internally by a team of 27 research and development staff based mainly in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening, and (iv) Deep Heating Collagen Remodeling, and developing new technologies. We have a number of new projects and products under development, mainly focusing on additional minimally and non-invasive aesthetic and medical treatments.

Our research and development expenditures for the years ended December 31, 2022 and 2021 were approximately $12.4 million and $9.5 million, respectively.

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

Patents and Patent Applications

As of February 14, 2023, we own six issued U.S. patents and one issued Korean patent. As of February 14, 2023, we have filed eleven patent applications that are pending in the United States Patent and Trademark Office. Out of those applications, one was filed also under The Patent Cooperation Treaty and one in Europe. Our issued U.S. patents are projected to expire between 2027 and 2038 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

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

We also filed for protection available under trademark law. As of December 31, 2022, we own 13 registered trademarks in the United States and we own at least 40 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least 8 pending foreign trademark applications. We also have 3 trademark applications in the United States pending for “EmpowerRF by InMode”, “EnvisionRF by InMode”, and “Evoke by InMode.”

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

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States requires 510(k) clearance or premarket approval. The FDA classifies medical devices into one of three classes -- Class I, Class II or Class III --depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. All of our current products are Class II devices subject to the 510(k) clearance requirements.

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

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF), Optimas, Votiva, Contoura, Triton, EmbraceRF, Morpheus8, EvolveX and Evoke platforms:

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode Multi System (interface screen was slightly enlarged from 10 inch to 12 inch)	Radiofrequency (RF), Laser, IPL
Laser Applicators:
•          Diolaze XL 810nm
•          Diolaze XL 755/810nm
•          Diolaze XL 810/1064nm
•          VLaze (Vasculaze)
•          IPL Applicator:
•          SR IPL (Lumecca 580,
Lumecca 515)
Non-Invasive RF Applicators:
•          Forma (Plus)
•          Plus (Plus Plus)
•          Plus90
•          i-Forma
•          BodyFX™ (WMBody)
•          MiniFX™
•          WMFace
Fractional RF Applicators:
Fractora
•          24 pins tip (FRF)
•          60 pins tip
•          Morpheus8™
•          12 pins tip (Prime Tip)
•          24 pins tip )Fractora 3D)
•          40 pins tip (Body Tip)
•          T tip

K221571 (05/26/2022)

The InMode Multi System with the Diode laser Applicators is indicated for:
•      Diolaze XL 810nm Applicator is intended for hair removal and permanent hair reduction defined as the stable, long-term reduction in hair counts at 6, 9, or 12 months following a treatment regime.
•      Diolaze XL 755/810nm & 810/1064nm Applicators are intended for hair removal.
•      VLaze Applicator is intended for the treatment of vascular lesions, including angiomas, hemangiomas, telangiectasia, port wine stains, leg veins and other benign vascular lesions.

The InMode Multi System with the IPL Applicator is indicated for:
•      IPL Applicator with wavelengths (515-l200nm) is indicated for use for the following treatments: The treatment of benign pigmented epidermal lesions, including dyschromia, hyperpigmentation, melasma, ephelides (freckles); The treatment of benign cutaneous vascular lesions, including port wine stains, facial, truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, poikiloderma of Civatte, superficial leg veins and venlous malformations.

The InMode Multi System with the non-invasive RF Applicators is indicated for:
•      BodyFX (WMBody) and MiniFX Applicators are intended for the treatment of the following medical conditions: Relief of minor muscle aches and pains, relief of muscle spasm, temporary improvement of local blood circulation; and temporary reduction in the appearance of cellulite.
•      PLUS/ PLUS90/PLUS-PLUS (FORMA) and i-Forma Applicators are indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.
•      FaceFX (WMFace) Applicator is intended for use in dermatologic procedures, for noninvasive treatment of mild to moderate facial wrinkles and rhytids

The InMode Multi System with the Fractional RF Applicators is indicated for:
•      FRACTORA 60 pin Applicator is intended for use in dermatological procedures requiring ablation and resurfacing of the skin.
•      FRF 24 pin Applicator is intended for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.

Fractora3D and Morpheus8 Applicators are intended for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis. At higher energy levels greater than 62 mJ/pin, use is limited to Skin Types I-IV.

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
InMode RF	Radiofrequency (RF)	Morpheus8 24 Pin Applicator	K192695 (12/27/2019)
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

In Israel, the Medical Equipment Law generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. All of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations that expired on January 31, 2021. We applied for extensions as required to maintain active registrations, and such registrations now expire on January 31, 2023

Federal Communications Commission and other governmental agencies governing the use of radio frequency energy

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

As an Israeli headquartered company, we are subject to the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017. Further, in the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection and advertising laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

In the European Union and the EEA, the GDPR imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU and EEA member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and EEA member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the new data protection rules imposed by GDPR, we may be required to put in place additional mechanisms ensuring compliance. Further, since January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. It is not clear whether (and when) an adequate decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long-term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

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

Corporate and Social Responsibility

Our management continues to participate in Corporate Social Responsibility (“CSR”) Reporting on our website to respond to increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, Chinese NMPA (previously Chinese FDA), ISO, as well as international GMP standards. We successfully completed all audits conducted by the regulatory bodies in 2022, including a physical audit of our facilities and the facilities of our Tier 1 subcontractors-Medimor, Flex, and Resonetics.

Our mission is to develop and produce innovative, life-changing technologies to enable patients to become their ‘best possible self’, in the safest and most effective manner. Our commitment to CSR topics complements InMode’s core values to provide the ultimate in customer care and support.

Management Discussion

In 2022, we completed reporting on all six topics defined by The SASB (Sustainability Accounting Standards Board) Sustainability Accounting Standard for Medical Equipment and Supplies. These topics were: Affordability & Pricing, Ethical Marketing, Product Design & Lifecycle Management, Business Ethics, Product Safety and Supply Chain Management.

MSCI Ratings

MSCI is one of the leading organizations to rank a company’s ESG compliance. MSCI has ranked InMode as “BB-Average rank”, based on a more in-depth review of the company’s ESG compliance activities. InMode’s ranking is above the industry’s average.

The CSR Reporting also highlights our impact on the local economies in government-designated development areas in the periphery where we work with contract suppliers and subcontractors (https://inmodemd.com/investors/corporate-social-responsibility/).

The CSR Reporting specifically focuses on our primary assembly and manufacturing facilities in Israel, the location of the Company’s headquarters. Further information on our corporate social responsibility efforts and SASB data reporting is available on our website. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

Environment

Carbon Emissions

Our products do not require any fossil fuels for manufacture, and we do not have any active carbon emissions from our headquarters. We are aware of the importance of reducing carbon emissions and have made a management decision to eliminate almost all air shipments to the United States, our largest market.

Industrial and Electronic Waste Disposal

During 2021, we have focused our efforts on setting baseline metrics for many of our activities. One of our priorities was to manage industrial and electronic waste disposal at our R&D facility. As a result, we entered into a new agreement with a government-approved industrial waste removal company. We designated an electronic waste depository in the warehouse and expected to manage the disposal every quarter.

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

Employees

We continue to expand our staff around the world, by 118 employees, in 2022. We currently have a total of 480 employees of which 297 are male and 183 female.

We have 15 Vice Presidents in our Senior Management, of which 5 are female and 10 are male – representing a 33% ratio.

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

Corporate Culture

InMode encourages an informal corporate culture, and the company organization encourages direct communication with managers and management, creating an atmosphere where every employee feels integral to the company's success. In 2022, this phenomenon manifested in many types of employee activities: company trips, Halloween celebrations, holiday festivities, summer picnics, spontaneous birthday parties, and more.

Community Involvement in the Periphery

Robotics Mentoring in Dimona

Since 2017, Moshe Mizrahy and InMode engineers have been involved with the FIRST Robotics Group at Amit Zinman High School in Dimona. Dimona is located in southern Israel and is an area in the lower rungs of the socioeconomic scale.

InMode supports the robotics team of Amit Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring and opportunities to design electromechanical devices. One of the program's goals is to introduce STEM subjects into the community through projects and our outreach programs and activities for kindergartens and elementary schools. We continue to support the Robotics team with mentoring, resources, and funds and will continue in 2023.

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

We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2024. In January 2019, February 2020 and March 2021, we signed supplemental lease agreements, further expanding our headquarters in Israel.

We currently lease approximately 24.5 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $45.2 thousand.

Our U.S. subsidiary leased an approximately seven-thousand-square-foot facility in Lake Forest, California pursuant to a lease that expired in August 2022.

In August of 2020, our U.S. subsidiary, signed a new leasing agreement, for an approximately 24-thousand-square-foot facility located in Orange County, California, to support our expanding operations in the U.S. The new lease agreement is for seven years and four months and occupation of the new facility commenced in the middle of April of 2021. The current monthly rent payment is approximately $26 thousand.

Our Canadian subsidiary has signed a new lease agreement in April 2022 for an approximately 12-thousand-square-foot facility in Richmond Hill, Ontario. The new lease agreement is for three years which began in July 2022. The current monthly rent payment is approximately $16.6 thousand.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2022, 2021 and 2020, which are included elsewhere in this 2022 Annual Report. A discussion of the year ended December 31, 2020 can be found in the Annual Report on Form 20-F filed with the SEC on February 10, 2022.

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

As of December 31, 2022, we had a global installed base of approximately 17,000 product platforms capable of running various multi-use applicators and minimally invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2022, we derived approximately 87% of our revenues from the sale of medical aesthetic products and approximately 13% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past five years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization as well as our number of platforms, to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2022 and 2021 we derived approximately $369.0 million, or 81% and $256.3 million, or 72%, respectively, of our total revenues from the sale of minimally invasive platforms, and we derived approximately $45.2 million, or 10% and $72.5 million, or 20%, respectively, of our total revenues from the sale of hands-free platforms and approximately $40.1 million, or 9% and $28.8 million, or 8%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 31, 2022 in growth of approximately $112.7 million, or 44% and $11.3 million, or 39% in revenues from the sale of minimally invasive platforms and non-invasive platforms respectively, and a decrease of approximately $27.3 million, or 38% in hands-free platforms. In the future, we expect that revenues from the sale of minimally invasive platforms and hands-free platforms will continue to be a major contributor to our revenues. Results for the year ended December 31, 2020 are provided in the consolidated financial statements and notes filed with this report on Form 20-F beginning on page F-1.

We sell our products directly in the United States, Canada, United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
Geographic region	2022	2021
United States	66%	66%
Europe	11%	10%
International	23%	24%
Total	100%	100%

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

Our facilities in Israel were previously granted the status of “Benefited Enterprise” which provided us with a ten-year corporate tax exemption for undistributed income from 2012 to 2021. From 2022, the corporate tax rate of the Company under the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 and its subsidiaries is expected to be approximately 7.5%. See “Item 10E. Additional Information—Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Actual results could differ from those estimates.

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

Variable consideration includes price concessions related to installment sales contracts. We estimate variable consideration using the most likely outcome amount. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

More information regarding revenue recognition is discussed in Note 2q in our consolidated financial statements.

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

The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

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

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

Share-Based Compensation

We grant share options and restricted share units (“RSU”) (together “Share-Based Compensation”) to our employees, officers, directors and non-employees in consideration for services rendered.

We account for Share-Based Compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC 718”) which requires that all Share-Based Compensation to employees and non-employees be recognized in our consolidated statements of income based on their fair values. The grant date fair value of Share-Based Compensation is recognized as an expense over the requisite service period. The fair value of each share option granted is estimated using the Binomial Model, and for each RSU granted based on the Company’s share price at the close of the last trading day prior to the date of the grant. We estimate forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.

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

Marketable Securities

We account for marketable securities in accordance with ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities” (“ASU 2016-01”), which relates to certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.

Our investments in marketable securities consist of government bonds, municipal bonds, corporate debt securities, commercial paper and certificates of deposit (together “AFS Securities”) measured at fair value in each reporting period. The fair value of quoted securities is based on current market value. As our AFS Securities fair value is based on Level 2 inputs, their fair value measurement involves using estimations for observable prices in similar instruments in active markets. We compare our primary AFS Securities fair value price source with other sources and may adjust prices for major differences that are found.

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

More information regarding marketable securities is discussed in Note 2g and 2w in our consolidated financial statements.

Inventories Valuation

We state all inventories at the lower of cost or net realizable value. In the year ended December 31, 2022, we changed the method determining our raw materials from a “first in, first out” method to a “moving average” method. This change was voluntary and was implemented due to ease of calculation using the Company’s ERP system. This change also allows consistency with our determination of finished products. This change was not material to our financial statements for the year ended December 31, 2022, and upon comparison it would not have been material for other periods reported herein. We review the need for inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2022		2021
	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	454,271	100	357,565	100
Cost of revenues	73,485	16	53,592	15
Gross profit	380,786	84	303,973	85
Operating expenses:
Research and development	12,425	3	9,532	3
Sales and marketing	160,576	35	119,353	33
General and administrative	9,931	2	8,411	2
Other income	-	-	(800)	0
Total operating expenses	182,932	40	136,496	38
Income from operations	197,854	44	167,477	47
Finance income, net	3,612	1	525	0
Income before taxes	201,466	45	168,002	47
Income taxes	39,946	9	2,928	1
Net income	161,520	36	165,074	46
Add: Loss (net income) attributable to non-controlling interests	-	-	(103)	0
Net income attributable to InMode Ltd.	161,520	36	164,971	46

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Revenues

Our revenues increased by approximately $96.7 million, or 27%, to approximately $454.3 million for the year ended December 31, 2022, compared to approximately $357.6 million for the year ended December 31, 2021. This increase was attributable to an increase in sales of our minimal invasive platforms worldwide in the amount of $112.7 million, offset by a decrease in the sales of our hand free platforms worldwide in the amount of $27.3 million.

Our revenues in the United States increased by approximately $61.3 million, or 26%, to approximately $298.6 million for the year ended December 31, 2022, compared to approximately $237.3 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in sales of our minimal invasive platforms in the U.S. in the amount of $85.4 million, additional sales representatives worldwide, the success of Empower and the growth of consumable sales, offset by a decrease in the sales of hand free platforms in the U.S. in the amount of $28.2 million.

Our revenues outside of the United States increased by approximately $35.4 million, or 29%, to approximately $155.7 million for the year ended December 31, 2022, compared to approximately $120.3 million for the year ended December 31, 2021. This increase was primarily driven by an increase in revenues in Europe of $12.7 million as result of an increase in sales representatives in this region and opening another subsidiary in the region, an increase of $9.6 million in Canada due to an increase in sales representatives in this region and an increase in patient and physicians awareness in the region, and an increase of $5.1 million in the Latin-America region due to an increase in patients and physicians awareness as well as the addition of new distributors in the region.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2022, increased by approximately 57% compared to the year ended December 31, 2021. This increase was primarily attributable to the growth in our installed platform base by 5,400 platforms, as well as patients and physicians becoming more familiar with our products.

Cost of revenues

Our cost of revenues increased by approximately $19.9 million, or 37%, to approximately $73.5 million for the year ended December 31, 2022, compared to approximately $53.6 million for the year ended December 31, 2021. This increase was primarily due to increased costs to purchase manufactured products to support the higher sales volume in the amount of $17.0 million and an increase in operations team expenses in the amount of $2.4 million. Our gross margin decreased to 84% for the year ended December 31, 2022, compared to approximately 85% for the year ended December 31, 2021. This decrease was primarily attributable to an increase of material costs.

Research and development expenses

Our research and development expenses increased to approximately $12.4 million for the year ended December 31, 2022, compared to approximately $9.5 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in salary and share-based compensation in the amount of $2 million.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately $41.2 million, or 35%, to approximately $160.6 million for the year ended December 31, 2022, compared to approximately $119.4 million for the year ended December 31, 2021. This increase was primarily attributable to increase in salary and share-based compensation in the amount of $25.8 million and an increase in marketing expenses in the amount of $9.8 million relating to increase in sharp volume of sales in 2022.

General and administrative expenses

Our general and administrative expenses increased by approximately $1.5 million, or 18%, to approximately $9.9 million for the year ended December 31, 2022, compared to approximately $8.4 million for the year ended December 31, 2021. This increase was primarily attributable to the increase in salary and share-based compensation in the amount of $1.4 million.

Finance income, net

Our finance income, net was approximately $3.6 million for the year ended December 31, 2022, compared to approximately $0.5 million for the year ended December 31, 2021. This increase in finance income, net was primarily attributable to increase in interest income from our portfolio of investments in bonds and corporate debt securities and short-term bank deposits in the amount of $3.3 million.

Income taxes

Our income taxes increased by approximately $37 million, or 1276%, to approximately $39.9 million for the year ended December 31, 2022, compared to approximately $2.9 million for the year ended December 31, 2021. This increase was primarily attributable to one-time payment of the Company to the Israeli tax authority of approximately $12 million for undistributed exempt income for years 2012 until 2020, and an additional one-time payment of the Company to the Israeli tax authority of approximately $14.3 million for our undistributed exempt income for the year 2021. In addition, from 2022, the Company started to pay corporate taxes in Israel. See “Item 10E. Additional Information—Taxation”.

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $101.8 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to one million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2022, we purchased 2,557,829 shares in the amount of $95.2 million under these repurchase programs.

As of December 31, 2022, we had working capital of approximately $547.4 million, and our primary source of liquidity was approximately $547.4 million in cash and cash equivalents, marketable securities and bank deposits. Our major cash requirements are obligations to support our ongoing operations which consist primarily of salary and commissions expenses for employees, and contractual obligations for our subcontractors and lease agreements. We expect our working capital to be sufficient for the Company’s present requirements.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2022	2021
Net cash provided by (used in):	(in thousands)
Operating activities	$181,578	$174,885
Investing activities	(109,474)	(160,106)
Financing activities	(41,085)	(15,022)
Effects of exchange rate changes on cash	(1,615)	(559)
Net increase (decrease) in cash and cash equivalents	$29,404	$(802)

Net Cash Provided by Operating Activities

For the year ended December 31, 2022, our net cash provided by operating activities was $181.6 million. The primary reason for net cash provided by operating activities was the net profit of $161.5 million. The outflow from operating assets and liabilities in the amount of $4.5 million was primarily due to an increase of $18.9 million in inventories to meet growth in anticipated sales and an increase of $10.4 million in accounts receivable due to an increase in sales through distributors, offset by an increase in other liabilities of $17.9 million, primarily in income tax due to one-time payments of the Company to the Israeli tax authority discussed above, and that the Company started paying corporate tax status in Israel in 2022.

Additionally, our net profit for the year ended December 31, 2022, included $24.5 million in non-cash expenses primarily comprised of share-based compensation expense.

For the year ended December 31, 2021, our net cash provided by operating activities was $174.9 million. The primary reason for net cash provided by operating activities was the net profit of $165.1 million. The outflow from operating assets and liabilities in the amount of $3.8 million was primarily due to an increase of $10.6 million in accounts receivable due to an increase in sales through distributors, $6.0 million in inventories to meet growth in anticipated sales, and a decrease of $6.4 million in contract liability, offset by an increase in other liabilities of $14.1 million, primarily in employee and related expenses due to expansion of our direct sales organization. Additionally, our net profit for the year ended December 31, 2021, included $13.6 million in non-cash expenses primarily comprised of share-based compensation expense.

As we expect our revenues to continue to grow, we anticipate our accounts receivables, inventory and accounts payable will similarly continue to grow, including our available working capital.

Net Cash Used in Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was $109.5 million, which primarily related to short-term bank deposits and marketable securities of $262.4 million, and capital expenditures of $1.6 million. These outflows were partially offset by inflows of $154.5 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2021, net cash used in investing activities was $160.1 million, which primarily related to short-term bank deposits and marketable securities of $346.9 million, and capital expenditures of $0.9 million. These outflows were partially offset by inflows of $187.8 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Used in Financing Activities

For the year ended December 31, 2022, net cash used in financing activities was $41.1 million, which consisted of $42.6 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $1.6 million related to proceeds from the exercise of options.

For the year ended December 31, 2021, net cash used in financing activities was $15.0 million, which consisted of $35.3 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $20.3 million related to proceeds from the exercise of options.

Research and Development, Patents and Licenses

For a description of the Company’s research and development policies, see “Item 4B. Information on the Company-Business Overview—Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Name	Age	Position
Moshe Mizrahy	70	Chief Executive Officer and Chairman of Board of Directors
Yair Malca	45	Chief Financial Officer
Dr. Michael Kreindel	56	Chief Technology Officer and Director
Shakil Lakhani	40	President, North America
Dr. Hadar Ron, M.D.(1)(2)	64	Director
Bruce Mann(1)(2)	88	Director
Dr. Michael Anghel(1)(2)	84	Director

(1)   Member of Audit & Investment Committee
(2)   Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., O.B.-Tools Ltd., Urifer Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Next Ltd., M.N. Business Strategy Ltd. and Himalaya Family Office Advising Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Dr. Hadar Ron, M.D. L.L.B. Dr. Hadar Ron became a director of the Company in August 2019. Since 2000, Dr. Ron has been the founding and managing partner of Israel Healthcare Ventures, an Israeli life science venture capital fund. Dr. Ron is also the chief executive officer of the management company for Israel Healthcare Ventures 2 LP Incorporated, or IHCV2, an Israeli life sciences venture capital fund. Dr. Ron serves as chairperson of G.I. View Ltd., a medical device company specializing in colorectal screenings, and CyTwist Ltd., an information technology start-up company, and as a board member of the following companies: Home Skinovations Ltd., SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Viroblock Ltd., O.G.D.H. Ltd., OrSense Ltd., and NanoPass Technologies Ltd. In addition, Dr. Ron serves as an external director of Together Pharma Ltd. In addition, Dr. Ron serves as a member of the advisory board of the Momentum Fund Tech Transfer of Tel Aviv University, a board member of BIRAD Ltd., the tech transfer company of Bar Ilan University, and is the chairperson of the scientific advisory board of Social Finance Israel’s Social Impact Bond for the prevention of diabetes and colon cancer. Dr. Ron is a physician and attorney by education. She holds M.D. and L.L.B. degrees from Tel Aviv University and has studied at the School of Business Administration at Tel Aviv University.

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

Compensation of Individual Covered Executives

The table and summary below outlines the compensation granted to our five most highly compensated officeholders (as defined in the Companies Law) with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our Covered Executives. For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2022, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position	Salary (1) (USD in thousands)	Bonus (USD in thousands)	Equity-Based Compensation (2) (USD in thousands)	Total (USD in thousands)
Shakil Lakhani President, North America (3)	$893	$2,075	$1,844	$4,812
Yair Malca Chief Financial Officer (4)	$358	$116	$1,468	$1,942
Alon Yaari VP Operations (5)	$259	$22	$529	$810
Nava Tal-Launer Chief Information Officer (6)	$186	$13	$164	$363
Dr. Michael Kreindel Chief Technology Officer and Director	$221	$-	$-	$221

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

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2022, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements.

(3)
On February 9, 2022, Mr. Lakhani was granted with 35,000 RSUs under our 2018 Incentive Plan, of which 17,500 were vested as of December 31, 2022. On May 1, 2022, Mr. Lakhani was further granted with 19,000 RSUs under our 2018 Incentive Plan, of which 14,250 were vested immediately.

(4)	On February 9, 2022, Mr. Malca was granted with 32,000 RSUs under our 2018 Incentive Plan, of which 16,000 were vested as of December 31, 2022.

(5)	On February 9, 2022, Mr. Yaari was granted with 10,000 RSUs under our 2018 Incentive Plan, of which 5,000 were vested as of December 31, 2022.

(6)	On February 9, 2022, Ms. Tal-Launer was granted with 3,300 RSUs under our 2018 Incentive Plan, of which 1,650 were vested as of December 31, 2022.

Compensation of Directors as a Group

The aggregate compensation paid by us to our directors for the year ended December 31, 2022, was approximately $431 thousand, including share-based compensation expenses of approximately $256 thousand. This amount does not include reimbursements or coverage of expenses.

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

Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is cancelled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is cancelled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of December 31, 2022, we have granted options to purchase a total of 4,182,684 ordinary shares, of which 3,684,134 ordinary shares have been issued upon the exercise of such options and 443,672 options have been expired and forfeited. Under the 2008 ROW Plan, as of December 31, 2022, we have granted options to purchase a total of 19,204,710 ordinary shares, of which 14,352,986 ordinary shares have been issued upon the exercise of such options and 4,061,994 options have been expired and forfeited. As of December 31, 2022, 844,604 options are exercisable under the 2008 Israeli Plan and the 2008 ROW Plan in the aggregate.

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

Under the 2018 Incentive Plan, as of December 31, 2022, we have granted restricted share units and options to purchase ordinary shares in a total of 6,330,225, of which 3,308,158 ordinary shares have been issued upon exercise of such options and 508,456 options and restricted share units have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 2,533,300 options, which we granted during January and February 2020, of which 2,518,300 were cancelled and regranted, in March 2020, following repricing of exercise price, and 15,000 were forfeited prior to the repricing of those options.

As of December 31, 2022, 1,705,870 options are exercisable and 278,290 restricted share units are vested during 2022 and 517,076 restricted share units are vested and were settled by issuance of respective shares at the beginning of January 2023.

As of December 31, 2022, up to 7,578,000 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2022, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was last increased by an additional 800,000 ordinary shares to 7,578,000. Awards are made pursuant to agreements and are subject to vesting and other restrictions as determined by the board of directors or the compensation committee. In January 2023, our board of directors approved the automatic increase for 2023 calendar year in the number of reserved, authorized and unissued ordinary shares available for issuance pursuant to the 2018 Incentive Plan by an additional 800,000 ordinary shares to a total of 8,378,000.

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

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2023; the Class II directors, consisting of Dr. Michael Anghel and Mr. Bruce Mann, will hold office until our annual general meeting of shareholders to be held in 2024; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our annual general meeting of shareholders to be held in 2025.

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

Audit and Investment Committee Role

Our audit and investment committee charter was amended in February 2021, to include additional duties and responsibilities of the audit committee to serve also as the Company’s investment committee. Our audit and investment committee charter sets forth the responsibilities of the audit and investment committee consistent with the rules and regulations of the SEC and Nasdaq rules as well as the requirements for such committee under the Companies Law, including the following:

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

•
establishing the approval process (including by conducting competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. Under the Companies Law, the compensation policy must relate to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

•
determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders according to the Companies Law; and

•
determining, subject to the approval of the board of directors and under special circumstances, whether to override a determination of the company's shareholders regarding certain compensation related issues.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company (i.e., the chief executive officer);

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

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

Controlling Shareholders

The Companies Law imposes the same disclosure requirements that apply to directors and office holders, as described above, on a controlling shareholder of a public company. The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder is deemed to include any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. For this purpose, two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee or the compensation committee (with respect to compensation arrangements) as the case may be, the board of directors and our shareholders, in that order, is required for:

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

As of December 31, 2022, we had 480 employees worldwide, across 5 departments, including 4 employees on the executive team, 13 employees in finance, IT and administration, 338 employees in sales and marketing, 27 employees in research and development and 98 employees in manufacturing and assembly and supply chain. As of December 31, 2022, 294 of our employees are located in the United States and Canada, 93 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good.

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and antidiscrimination laws, and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of employees and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocation of severance pay.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of December 31, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All arrangements for involving employees in our capital is discussed in “Item 6B. Directors, Senior Management and Employees—Compensation—Employee Benefit Plans” above.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel(2)	3,464,762	4.19%
Moshe Mizrahy(3)	2,894,030	3.50%
Dr. Hadar Ron, M.D.(4)	99,030	*
Bruce Mann(5)	20,270	*
Dr. Michael Anghel (6)	15,000	*
Yair Malca(7)	97,661	*
Shakil Lakhani(8)	54,360	*
Total for all directors and executive officers as a group (7 persons)	6,465,113	8.03%

*	Represents less than 1.0%.

(1)
Percentage ownership is based on 82,544,991 ordinary shares outstanding (excluding treasury shares) as of December 31, 2022, and (ii) restricted share units and options to purchase ordinary shares in a total of 143,000 exercisable within 60 days of December 31, 2022, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions-Major Shareholders”).

(2)	Consists of 3,464,762 ordinary shares.

(3)	Consists of 2,894,030 ordinary shares.

(4)
Consists of: (i) 67,030 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2022, with an exercise price of $7. These options expire on August 13, 2026, and (iii) 2,000 restricted share units vested within 60 days of December 31, 2022.

(5)	Consists of: (i) 18,270 ordinary shares, and (ii) 2,000 restricted share units vested within 60 days of December 31, 2022.

(6)
Consists of: (i) 1,000 ordinary shares, (ii) options to purchase 12,000 ordinary shares exercisable within 60 days of December 31, 2022, with an exercise price of $7. These options expire on August 13, 2026, and (ii) 2,000 restricted share units vested within 60 days of December 31, 2022.

(7)
Consists of: (i) 36,661 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2022, with an exercise price of $9.85. These options expire on March 14, 2027, and (iii) 31,000 restricted share units vested within 60 days of December 31, 2022.

(8)	Consists of (i) 20,360 ordinary shares, (ii) 34,000 restricted share units vested within 60 days of December 31, 2022.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentages for table below are based on 82,544,991 ordinary shares (excluding treasury shares) outstanding as of December 31, 2022, and options to purchase ordinary shares and restricted share units in a total of 143,000 exercisable within 60 days of December 31, 2022, of our officers, directors and major shareholders (see “Item 6E. Directors, Senior Management and Employees-Share Ownership”).

As of December 22, 2022, we have approximately 88,670 shareholders of record of our ordinary shares, approximately 73,425 of which are U.S. persons. These U.S. persons hold approximately 64% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number of Ordinary Shares	Percentage

BoomerangFX International SRL (1)	4,821,193	5.83%

(1)
BoomerangFX International SRL, a Barbados society with restricted liability (“BoomerangFX”), directly owned 4,821,193 ordinary shares of the Company.  BoomerangFX is a wholly owned direct subsidiary of I.V.C. Enterprises SRL, a Barbados society with restricted liability (“IVC”), which is a wholly owned direct subsidiary of DRM2 Investments SRL (formerly NEV Property Investments SRL), a Barbados society with restricted liability (“DRM2”).  DRM2 is 100% owned by Dr. Stephen Mulholland (together with DRM2, IVC and BoomerangFX, the “Reporting Persons”).  Although the ordinary shares are directly owned by BoomerangFX, each of the Reporting Persons may be deemed to beneficially own such ordinary shares. The address for each of the reporting persons is #15 Maxwell Main Road, Christ Church, Barbados BB15042.

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

Service Agreements

We receive certain services from, and provide certain services to, Home Skinovations. We do not consider these services to be material. The services include an office sublease in Israel, mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $332 thousand for the year ended December 31, 2022, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $123 thousand for the year ended December 31, 2022, for these services.

Asset Purchase Agreement

In February 2022, following approval by our audit committee and our board of directors, we have entered into an Asset Purchase Agreement with Home Skinovations, whereby Home Skinovations sold and assigned to us all of Home Skinovations’ right, title and interest in and to Home Skinovations’ Spa segment assets (including molds, tooling, inventory and trademarks) and further granted us an exclusive license to certain IP rights of Home Skinovations, all the foregoing in consideration for an aggregate amount of $497 thousand.

Relationship with Dr. Stephen Mulholland

Dr. Stephen Mulholland provides the Company and its subsidiaries certain marketing services as an independent contractor.  Dr. Mulholland is a beneficiary owner of 100% of our major shareholder BoomerangFX. We recorded expenses related to those services in the amount of $723 thousand for the year ended December 31, 2022.  Before engaging Dr. Mulholland, we received such certain marketing services from BommerangFX, and another company that amalgamated into BommerangFX during 2021.

Relationship with Himalaya Family Office Consulting Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, is a minor shareholder and board member of Himalaya Family Office Consulting Ltd., a company engaged in providing global investment portfolio management and risk management & analysis services.

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $100 thousand for the year ended December 31, 2022.

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

RSUs (restricted share units)

Under the 2018 Incentive Plan, we have granted RSUs to our executive officers and certain of our directors. The RSUs are generally subject to the further terms of the 2018 Incentive Plan, which we describe under “Item 6.B. Compensation—Employee Benefit Plans—2018 Incentive Plan.”

Indemnification Agreements

We have entered into separate indemnification agreements with each of our current directors, office holders and other executives exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. We have also obtained directors’ and officers’ liability insurance for each of our executive officers and directors. See “Item 6C. Directors, Senior Management and Employees—Board Practices—Exculpation, Indemnification and Insurance of Directors and Officers” for additional information.

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

On March 16, 2021 we filed a complaint with the United States International Trade Commission (“ITC”) alleging ILOODA's fractional radio frequency (“RF”) microneedling system, distributed in the United States by Cutera, Inc., infringes on our U.S. Patent No. 10,799,285. Additionally, we requested that the ITC investigate ILOODA’s infringing imports and issue an exclusion order to bar importation of ILOODA’s microneedling system. On November 22, 2021 we reached a settlement agreement with ILOODA and, accordingly, filed an agreed motion to terminate the investigation.

We may be party from time to time to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations.

B.	Significant Changes

Since December 31, 2022, no significant changes have occurred.

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

For a summary of other material contracts, see “Item 7B. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 19. Exhibits” no – 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.16 and 4.17.

D.	Exchange Controls

There are currently no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel, and except or otherwise as set forth under “Item 10E. Additional Information—Taxation”.

However, under current Israeli laws, currency controls may be imposed by administrative action at any time. Israeli residents also have an obligation to file reports with the Bank of Israel regarding certain transactions.

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

Material Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation which has not yet been subject to judicial or administrative interpretation, we cannot assure you that Israeli governmental and tax authority or the Israeli courts will accept the views expressed below. The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, our corporate tax rate for the Company is expected to be approximately 7.5%.

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

Pursuant to the amendment to the Investments Law which became effective on November 15, 2021, a company that elects by November 15, 2022 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2020 will be entitled to distribute a dividend from such income or to be used for any other reason found by the Company, without being required to pay additional corporate tax. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing on the year of which the Company has elected to pay the reduced corporate tax rate. A company that has elected to apply the amendment cannot withdraw from its election. The Company elected to take advantage of the amendment, and has paid NIS 42.5 million (approximately $12 million) as a one-time payment, and as a result NIS 591 million (approximately $165.7 million) of the Company’s undistributed exempt income for years 2012 until 2020 will be entitled to be distributed as dividend or to be used for any other reason found by the Company without being required to pay additional corporate tax. As a result, the Company is required to invest NIS 32 million (approximately $9 million) in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

In February 2022, the Company settled the 2017-2020 income tax assessment with the Israeli tax authority, paying $1.3 million. In addition, the Company reached an agreement of tax assessment with the Israeli tax authority under which the Company paid during January 2023 NIS 50.2 million (approximately $14.3 million) on its undistributed exempt income for the year ended December 31, 2021. As a result, NIS 517.8 million (approximately $147.5 million) of the Company’s undistributed exempt income for 2021 may be distributed or used by the Company without being subject to additional corporate tax.

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

In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty and subject to the receipt in advance of a valid certificate from the Israeli tax authority allowing of such exemption.

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

Taxation of Dividend Distributions

A distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Technology Enterprises to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12-month period, and a non-Israeli resident individual will be generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

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

Dividends paid out of income attributed to a Preferred Technology Enterprises are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

For example, under the U.S.-Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the U.S.-Israel Treaty): (i) with regard to a dividend distributed from income which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Preferred Technology Enterprise or Special Preferred Technology Enterprise, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends – the maximum tax rate of withholding is 12.5% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, (ii) with regard to a dividend distributed from income derived from an Approved Enterprise/Benefited Enterprise/Preferred Enterprise under the Investment Law, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate of withholding 15% will be applicable if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

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

Distributions Paid on the Ordinary Shares

We have never paid cash dividends on our ordinary shares and we may not distribute cash or other dividends on our ordinary shares in the foreseeable future. Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “-Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2022, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2023, or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 76%, 78% and 81% for the years ended December 31, 2022, 2021 and 2020, respectively.

The functional currency of our subsidiaries is the U.S. dollar. For purposes of consolidation, the financial statements of the Foreign Subsidiaries are translated into U.S. dollars in accordance with ASC No. 830, “Foreign Currency Matters” (“ASC 830”).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to 1 million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2022, we purchased 2,557,829 shares in the amount of $95.2 million under these repurchase programs.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2022, based on the criteria established in the Internal Control-Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report on pages F-2 to F-4 under “Item 18. Financial Statements” in this Annual Report on Form 20-F.

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

	Year ended December 31,
	2022	2021
	USD, in thousands
Audit fees(1)	564	457
Audit-related fees(2)	—	—
Tax fees(3)	108	80
Other fees	—	—
Total	672	537

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to 1 million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2022, we purchased 2,557,829 shares in the amount of $95.2 million. For the year ended December 31, 2022, we purchased 1,077,213 shares in the amount of $42.6 million. See below for the Company’s purchases of shares under the share repurchase program in 2022:

Issuer Purchases of Equity Securities in 2022

Period	(a) Total Number of Shares (or Units Purchased)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Share Repurchase Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Publicly Announced Share Repurchase Plans or Programs
February 15, 2022 – February 28, 2022	290,000	$43.15	290,000	229,384(1)
March 1, 2022 – March 17, 2022	787,213	$38.27	787,213	442,171(2)
Total	1,077,213	$39.58	1,077,213	442,171

(1) Under a repurchase plan announced in September 2020, with up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds and from proceeds of exercised options.
(2) On March 1, 2022, the Company announced an additional repurchase plan of up to 1 million ordinary shares. This explains the change in column (d).

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

In accordance with Israeli law and practice and subject to the “home country practice exemption” set forth in Rule 5615 of the Nasdaq rules, we currently follow the provisions of the Companies Law, rather than the Nasdaq requirements, with respect to the following requirements:

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

•
Shareholder Approval. We are not required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. Instead, we will seek our shareholders’ approval for all corporate actions requiring such approval under the requirements of the Companies Law. In accordance with the provisions of our amended and restated articles of association and the Companies Law, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

•
Executive Sessions. We are not required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq rules regarding regularly scheduled meetings at which only independent directors are present.

•
Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law and the regulations promulgated thereunder, which require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the Nasdaq rules.

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

4.4	InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Israeli Participants (filed herewith).
4.5	InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Non-Israeli Participants (filed herewith).
4.6	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
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

4.12
Turn-Key Manufacturing Agreement, dated October 2, 2019, by and between InMode Ltd. and B.Y. Medimor Ltd. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).

4.13
Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021). Third Supplemental Lease Agreement, dated March 4, 2021, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).

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

4.16
Share Exchange Agreement, dated November 11, 2020, by and between the Company, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Guangzhou InMode Medical Technology Ltd. (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on November 12, 2020).

4.17
Share Exchange Agreement, dated April 23, 2021, by and between the Company, Dilazar Limited, Wigmore Medical Limited and Invasix UK Limited (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-39016) filed with the SEC on April 26, 2021).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

Date: February 14, 2023

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

CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Income taxes

As described in Notes 2 and 14 to the consolidated financial statements, the consolidated tax expenses for the year ended December 31, 2022, were $39.9 million. As of December 31, 2022, the consolidated income tax payable was $19.2 million and the consolidated deferred tax assets were $3.1 million, which is net of a valuation allowance of $66.8 million.

The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are the high degree of auditor effort in performing procedures related to the Company’s income taxes and use of experts with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provision for income taxes, deferred tax assets, including the valuation allowance. These procedures also included, among others (i) testing the income tax provision and evaluating the tax impact of permanent and temporary differences; (ii) testing the tax expenses, in relation to settlements with the Israeli Tax Authority for tax years 2017 through 2021 and payments made under Amendment 74 to the Investments Law; (iii) evaluating management's process for assessing the future realizability of deferred tax assets on a jurisdictional basis included evaluating estimates of future taxable income, and testing the completeness and accuracy of underlying data used in management's assessment; (iv) testing the completeness of management's assessment of both the identification of uncertain tax positions and the possible outcomes of each uncertain tax position; Professionals with specialized skill and knowledge were used to assist in evaluating the application of relevant foreign and domestic income tax laws and regulations.

/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel February 14, 2023

We have served as the Company’s auditor since 2008.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

INMODE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)

	December 31
	2022	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	97,540	68,136
Marketable securities (amortized cost of $384,320 and $296,243, as of December 31, 2022 and 2021, respectively)	374,589	294,530
Short-term bank deposits	75,254	53,248
Accounts receivable, net of allowance for credit losses of $836 and $1,107, as of December 31, 2022 and 2021, respectively	26,997	20,236
Prepaid expense and other receivables	15,094	12,938
Inventories	39,897	21,026
TOTAL CURRENT ASSETS	629,371	470,114
NON-CURRENT ASSETS:
Accounts receivable net of allowance for credit losses of $482 and $0 as of December 31, 2022 and 2021, respectively	3,973	768
Deferred income tax assets	3,094	1,334
Operating lease right-of-use assets	5,073	4,321
Property and equipment, net	2,298	1,404
Other investments	600	600
TOTAL NON-CURRENT ASSETS	15,038	8,427
TOTAL ASSETS	644,409	478,541

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	16,242	8,779
Contract liabilities	13,798	13,805
Other liabilities	51,980	29,266
TOTAL CURRENT LIABILITIES	82,020	51,850
NON-CURRENT LIABILITIES:
Contract liabilities	3,959	2,751
Other liabilities	303	4,831
Operating lease liabilities	3,509	3,307
TOTAL NON-CURRENT LIABILITIES	7,771	10,889
TOTAL LIABILITIES	89,791	62,739

COMMITMENTS AND CONTINGENCIES (note 12)

SHAREHOLDERS’ EQUITY:
InMode Ltd. shareholders’ equity:
Ordinary shares, NIS 0.01 par value, authorized 100,000,000 shares at December 31, 2022 and 2021
Issued 84,519,994 and 83,875,905 shares at December 31, 2022 and 2021, respectively
Outstanding 82,544,991 and 82,978,115 shares at December 31, 2022 and 2021, respectively	241	239
Additional paid-in capital	148,803	122,698
Retained earnings	495,507	333,987
Accumulated other comprehensive loss	(7,493)	(1,319)
Less treasury shares, at cost: 1,975,003 and 897,790 ordinary shares at December 31, 2022 and 2021, respectively	(82,440)	(39,803)
TOTAL SHAREHOLDERS’ EQUITY	554,618	415,802
TOT L LIABILITIES AND SHAREHOLDERS’ EQUITY	644,409	478,541

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.
CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2022	2021	2020

REVENUES	454,271	357,565	206,107
COST OF REVENUES	73,485	53,592	30,849
GROSS PROFIT	380,786	303,973	175,258
OPERATING EXPENSES:
Research and development	12,425	9,532	9,467
Sales and marketing	160,576	119,353	86,532
General and administrative	9,931	8,411	6,418
Other income	-	(800)	-
TOTAL OPERATING EXPENSES	182,932	136,496	102,417

INCOME FROM OPERATIONS	197,854	167,477	72,841
Finance income, net	3,612	525	3,291
INCOME BEFORE TAXES	201,466	168,002	76,132
INCOME TAXES	39,946	2,928	1,107
NET INCOME	161,520	165,074	75,025
Add: Loss (net income) attributable to non-controlling interests	-	(103)	5
NET INCOME ATTRIBUTABLE TO INMODE LTD	161,520	164,971	75,030

NET INCOME PER SHARE:
Basic	1.96	2.03	1.04
Diluted	1.89	1.92	0.89

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	82,482,090	81,444,938	72,114,364
Diluted	85,403,714	86,017,203	84,184,598

The accompanying notes are an integral part of these consolidated financial statements.

 INMODE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2022	2021	2020

NET INCOME	161,520	165,074	75,025
OTHER COMPREHENSIVE INCOME:
Change in net unrealized gains (loss) of marketable securities, net of tax	(6,174)	(1,675)	232
TOTAL COMPREHENSIVE INCOME, net	155,346	163,399	75,257
Add: Comprehensive loss (income) attributable to non-controlling interests	-	(103)	5
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO INMODE LTD.	155,346	163,296	75,262

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except for per share data)

	InMode Ltd. Shareholders’ Equity						Non- controlling Interests	Total
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares
	Number of shares outstanding	Amount
BALANCE AS OF JANUARY 1, 2020	65,598,164	186	81,770	93,986	124	-	3,737	179,803
CHANGES DURING 2020:
Net income	-	-	-	75,030	-	-	(5)	75,025
Other comprehensive income, net	-	-	-	-	232	-	-	232
Share-based compensation	-	-	12,845	-	-	-	-	12,845
Acquisition of non-controlling interest in exchange of ordinary shares (see note 13b)	-	-	2,220	-	-	-	(2,220)	-
Repurchase of ordinary shares	(786,882)	-	-	-	-	(17,218)	-	(17,218)
Exercise of options	10,756,272	30	4,758	-	-	-	-	4,788
BALANCE AT DECEMBER 31, 2020	75,567,554	216	101,593	169,016	356	(17,218)	1,512	255,475
CHANGES DURING 2021:
Net income	-	-	-	164,971	-	-	103	165,074
Other comprehensive loss, net	-	-	-	-	(1,675)	-	-	(1,675)
Share-based compensation	-	-	11,962	-	-	-	-	11,962
Acquisition of non-controlling interest in exchange of ordinary shares (see note 13b)	582,826	-	(11,165)	-	-	12,780	(1,615)	-
Repurchase of ordinary shares	(693,734)	-	-	-	-	(35,365)	-	(35,365)
Exercise of options	7,521,469	23	20,308	-	-	-	-	20,331
BALANCE AT DECEMBER 31, 2021	82,978,115	239	122,698	333,987	(1319)	(39,803)	-	415,802
CHANGES DURING 2022:
Net income	-	-	-	161,520	-	-	-	161,520
Other comprehensive loss, net	-	-	-	-	(6,174)	-	-	(6,174)
Share-based compensation	-	-	24,452	-	-	-	-	24,452
Repurchase of ordinary shares	(1,077,213)	-	-	-	-	(42,637)	-	(42,637)
Exercise of options	644,089	2	1,653	-	-	-	-	1,655
BALANCE AT DECEMBER 31, 2022	82,544,991	241	148,803	495,507	(7,493)	(82,440)	-	544,618

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	161,520	165,074	75,025
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	680	517	416
Share-based compensation expenses	24,452	11,962	12,845
Change in allowance for credit losses of trade receivable	449	516	442
Loss on marketable securities, net	71	175	5
Finance expense (income), net	(1,210)	1,223	(625)
Deferred income tax assets, net	84	(770)	1,729
Changes in operating assets and liabilities:
Increase in accounts receivable	(10,415)	(10,544)	(4,416)
Increase in other receivables	(1,787)	(6,400)	(2,647)
Increase in inventories	(18,871)	(6,043)	(5,575)
Increase in accounts payable	7,463	2,369	2,708
Increase in other liabilities	17,941	14,138	4,830
Increase (decrease) in contract liabilities	1,201	2,668	(5,512)
Net cash provided by operating activities	181,578	174,885	79,225
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(93,701)	(73,090)	(55,699)
Proceeds from short-term deposit	73,090	69,180	34,810
Purchase of fixed assets	(1,575)	(939)	(463)
Purchase of marketable securities	(168,680)	(273,834)	(169,689)
Proceeds from sale of marketable securities	2,303	93,652	110,536
Proceeds from maturity of marketable securities	79,089	24,925	37,200
Net cash used in investing activities	(109,474)	(160,106)	(43,305)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(42,637)	(35,365)	(17,218)
Exercise of options	1,552	20,343	4,776
Net cash used in financing activities	(41,085)	(15,022)	(12,442)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,615)	(559)	733
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,404	(802)	24,211
CASH AND CASH EQUIVALENTS AT
BEGINNING OF THE YEAR	68,136	68,938	44,727
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	97,540	68,136	68,938
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid *	25,843	1,658	217
Interest received	4,856	3,358	2,771

NON-CASH ACTIVITIES
Recognition of operating lease right-of-use assets and liabilities	2,342	4,315	566
Exercise of Options	103	-	12
Acquisition of non-controlling interest in exchange of ordinary shares	-	12,780	-

*Including, for 2022, payments amounting $12 million for Amendment to the Investments Law and settlements with the Israeli tax authority. See note 14a(2)(b).

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 1 - GENERAL:

InMode Ltd. (separately and together with its subsidiaries, the “Company”) was incorporated on January 2, 2008 and commenced operations shortly thereafter. The Company’s headquarters are located in Israel. The Company is traded in the Nasdaq Global Select Market (the “Nasdaq”) since August 2019.

The Company designs, develops, manufactures and markets innovative minimally-invasive aesthetic medical products based on its proprietary radio frequency assisted lipolysis and deep subdermal fractional radio frequency technologies. These technologies are used to remodel subdermal adipose or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, body and face contouring and ablative skin rejuvenation treatments, as well as, for use in certain women’s health conditions and procedures. In addition to the minimally-invasive technologies, the Company designs, develops, manufactures and markets non‑invasive medical aesthetic products that target a wide array of procedures including permanent hair reduction, facial skin rejuvenation, wrinkle reduction, cellulite treatment, skin appearance and texture and superficial benign vascular and pigmented lesions. The Company also designs, develops, manufactures and markets hands-free medical aesthetic products that target a wide array of procedures such as skin tightening, fat reduction and muscle stimulation.

The Company has wholly-owned subsidiaries located in the United States and Canada (“North America”), Hong Kong, Japan, Spain, two subsidiaries in Israel, India, Australia, China, the United Kingdom (“UK”), France and Italy. During the third and fourth quarter of 2021 the Company established a second wholly owned subsidiary in Israel and a wholly owned subsidiary in Italy, respectively. The Company’s subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. See note 13b for an update regarding change in ownership of the China and UK subsidiaries.
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

b.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Functional currency

The U.S. dollar (“U.S. dollar” or “$”) is the currency of the primary economic environment in which the operations of the Company is conducted. Substantial revenues and a substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”).

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.50%-5.73% in2022 and 0.52%-0.87% in 2021.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Marketable securities

AFS Securities

Marketable securities consist of government bonds, municipal bonds, commercial paper and corporate debt securities (together “Debt Securities”), and certificates of deposit measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

Debt Securities and certificates of deposit are classified as available-for-sale (together “AFS Securities”) under current assets in the consolidated balance sheet as they represent the investment of funds available for the Company’s current operations. Changes in fair value, excluding credit losses and impairments, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of Debt Securities and certificates of deposit as well as premium or discount amortization are included in the consolidated statements of income as finance income (expenses), net. Fair value is calculated based on publicly available market information. When the estimated fair value of a Debt Security is below its amortized cost, the Debt Security is assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. The amortized cost of the Debt Security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in finance income (expenses), net on the consolidated statements income.

The Company classifies investments that are readily convertible to known amounts of cash and have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities.

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase.

h.	Other Investments

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

Inventories include raw materials and finished products and are valued at the lower of cost or net realizable value. During the year ended December 31, 2022, the Company changed the cost determination method of raw materials from first in, first out (“FIFO”) method to a “moving average” method. This voluntary change in accounting method was implemented and considered preferable because the Company's ERP system supports automatic calculation of inventory according to the “moving average” method and it allows consistency of the cost determination method among the different components of inventory. The change in method was immaterial to all periods presented. The Company regularly evaluates its ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future market values and new product introductions.

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

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the improvements.

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

As of December 31, 2022, 2021 and 2020, the Company did not recognize an impairment loss on its long-lived assets.

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

Management applies the guidance in ASC 450-20, “Loss Contingencies” when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonable estimated, then the estimated liability is recorded as accrued expenses in the Company’s consolidated financial statements.

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

2)
The Company may incur an additional tax liability in the event of an inter-company dividend distribution from Subsidiaries outside of Israel; no additional deferred income tax assets have been provided, since the Company does not expect to distribute inter-company dividends in the foreseeable future that may result in additional tax liability.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

3)
Taxes that would apply in the event of disposal of investments in Subsidiaries have not been taken into account in computing the deferred income tax assets, as it is the Company’s intent and ability to hold these investments.

4)
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

o.	Advertising expenses

Advertising expenses are charged to sales and marketing on the consolidated statement of income as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $10 million, $4 million, and $5 million, respectively.

p.	Share-based compensation

The Company grants share options and restricted share units (“RSU”) (together “Share-Based Compensation”) to its employees, officers, directors and non-employees in consideration for services rendered. See note 13(a)(2) for details on outstanding share capital.

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

The Company applies ASU 2018-07 (Topic 718) that expands the scope of Topic 718 to include Share-Based Compensation transactions for acquiring goods and services from non-employees. Under the provision of the amendment, the Company measures Share-Based Compensation to non-employees in the same manner as Share-Based Compensation to employees.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Revenue recognition

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

Product Revenue, Net

Revenues from product sales are recognized when the customer obtains control over the Company’s product, typically upon shipment to the customer. Revenues from shipping and handling activities that occur after the customer has obtained control of a good are recognized according to an accounting policy election as a fulfilment cost rather than as an additional promised service. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

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

Variable consideration includes price concessions related to installment sales contracts. The Company estimates variable consideration using the most likely outcome amount. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

r.	Allowance for doubtful accounts and financial instruments – credit loss

The Company evaluates the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. The Company reviews the accounts receivable on a periodic basis and records an allowance when there is doubt as to the collectability of individual balances during the period in which such loss is determined to be probable. Doubtful account balances are written off and deducted from the allowance when the receivable is deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

Starting from January 1, 2020, the Company applies ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments” (the “Standard”).

The Company maintains the allowance for doubtful account resulting from the inability of the Company’s customers to make required payments.

The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable. This information includes among other the historic experience, the extent and amount of the account and future expectations.

The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Warranty reserve

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

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2022, 2021 and 2020, respectively:

	2022	2021	2020
Balance at beginning of year	1,248	705	472
Cost incurred	(2,099)	(1,453)	(1,127)
Expense recognized	2,269	1,996	1,360
Balance at end of year	1,418	1,248	705

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Cost of revenues

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

u.	Research and development costs

Research and development costs are expensed as incurred and includes salaries and employee-related expenses, overhead expenses, material and third-party contractor’s charges related to product development, regulatory affairs and clinical studies.

v.	Net income per share

Basic earnings per share are computed by dividing net income attributed to InMode Ltd.’s shareholders by the weighted average number of the Company’s ordinary shares, par value NIS 0.01 per share (including fully vested RSUs), outstanding for each period, net of treasury shares.

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares that are potentially issuable in connection with employee share-based payment, using the treasury stock method.

w.	Fair value measurement

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Segments

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

Entity-wide disclosures on revenue and long-lived assets are presented in note 15.

y.	Employee severance benefits

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

The amounts of severance payment expenses were $431, $405 and $329 and for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company expects to contribute approximately $452 in the year ending December 31, 2023 to insurance companies in connection with its expected severance liabilities for the year.

z.	Treasury Shares

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

The uncertainty to which the COVID-19 pandemic impacts the Company’s business, affects management’s judgment and assumptions resulted an immaterial influence at the end of 2020 and did not have influence in 2021 and 2022. COVID-19 also resulted in re-pricing of the Company’s existing Share-Based Compensations in March of 2020 (see also note 13a).

NOTE 4 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2022 and 2021, consisted of government bonds, municipal bonds, corporate debt securities, commercial paper and certificates of deposit. These marketable securities are recorded at fair value.

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2022	2021
Government bonds *	339,684	264,265
Municipal bonds	2,551	2,925
Corporate debt securities	21,252	19,913
Commercial paper	4,195	-
Certificates of deposit	6,907	7,427
Total	374,589	294,530

* As of December 31, 2022 and 2021, consists of $1,502 and $4,039 non-U.S. government bonds, respectively.

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(w).

The following table sets forth the Company’s financial assets as of December 31, 2022 and 2021, that are measured at fair value on a recurring basis during the period:

	December 31, 2022
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	339,684	348,687	(9,003)	-
Municipal bonds	2,551	2,674	(123)	-
Corporate debt securities	21,252	21,850	(612)	14
Commercial paper	4,195	4,195	-	-
Certificates of deposit	6,907	6,914	(7)	-
Total	374,589	384,320	(9,745)	14

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 4 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

	December 31, 2021
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	264,265	265,829	(1,635)	71
Municipal bonds	2,925	2,951	(26)	-
Corporate debt securities	19,913	20,041	(131)	3
Certificates of deposit	7,427	7,422	(1)	6
Total	294,530	296,243	(1,793)	80

As of December 31, 2022 and 2021, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and primarily attributable to changes in interest rates, and therefore did not result in an impairment charge in finance income (expenses), net.

As of December 31, 2022 and 2021, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2022	2021
Due within one year	243,094	61,120
1 to 2 years	124,037	141,034
2 to 3 years	7,458	92,376
Total	374,589	294,530

NOTE 5 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2022	2021

Trade	29,859	19,809
Notes receivable	2,429	2,302
Less - allowance for credit losses	(1,318)	(1,107)
	30,970	21,004
Less - non-current accounts receivable	(3,973)	(768)
Total current accounts receivable	26,997	20,236

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT RECEIVABLES:

Prepaid expenses and other current receivables consist of the following:

	December 31
	2022	2021
Advances to suppliers	11,898	7,201
Prepaid expenses	1,928	1,203
Government institutions	879	641
Income tax	44	3,303
Other	345	590
Total other current receivables	15,094	12,938

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 7 - INVENTORIES:

Inventories consist of the following:

	December 31
	2022	2021

Raw materials	13,686	3,842
Finished products	26,211	17,184
Total inventories	39,897	21,026

NOTE 8 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2022	2021

Computers	1,191	956
Office furniture and equipment	562	304
Molds	2,550	1,729
Leasehold improvements	829	569
	5,132	3,558
Less: accumulated depreciation	(2,834)	(2,154)
Total property and equipment, net	2,298	1,404

Total depreciation and amortization in respect of property and equipment were $680, $517 and $416 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9 - OTHER INVESTMENTS:

In November 2019, the Company signed a Share Purchase and Shareholders Agreement (the “SPA”) with (BY) Medimor Ltd., one of the Company’s turnkey manufacturing subcontractors (“Medimor”). Pursuant to the SPA, the Company has invested an aggregate amount of $600 in consideration for 1,369,863 ordinary shares of Medimor (which reflected at the signing date and as of December 31, 2022 a 14.78% ownership interest on an as-issued basis and 10.34% ownership interest on a fully diluted basis), of which 414,384 ordinary shares were issued upon consummation of the initial closing on December 31, 2019, and the remaining 955,479 ordinary shares were issued in July 2020 following Medimor achieving certain pre-defined milestone events.

The Company’s investment in Medimor is measured at cost, less impairment and adjusted for subsequent observable price changes if any. As of December 31, 2022, 2021 and 2020, the Company did not recognize an impairment or adjustment on its other investments.

NOTE 10 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.In May 2018, the Company signed a lease agreement for its headquarters in Israel. In January 2019, February 2020 and March 2021 the Company signed supplement lease agreements, further expanding its headquarters in Israel (collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2024. The current monthly rent payment under the Lease Agreement is approximately $45.2.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 667 thousand (approximately $190).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 - LEASES (continued):

The Company also leases vehicles for several employees in Israel for a period of three years.

b.     The Company’s U.S. subsidiary had a lease agreement for its offices that expired in August 2022.

In August 2020, the Company’s U.S. subsidiary, has signed a new lease agreement, for additional lease agreement of property and for its offices (“Additional U.S Lease”). The Additional U.S.  Lease is for 7 years and 4 months which began in the middle of April of 2021. The current monthly rent payment is approximately $26 .

c.The Company’s Canadian subsidiary has signed a new lease agreement in April 2022 for property and for its offices (“New Canadian Lease”). The New Canadian Lease is for 3 years which began in July 2022. The current monthly rent payment is approximately $16.6 .

From time to time the Company also leases small properties, mainly for offices for Subsidiaries around the world which range for periods of up to 3 years.

The lease cost was as follows:

	Year ended December 31
	2022	2021
Operating lease cost	1,628	1,297

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2022	2021
Operating cash flows from operating leases	1,881	1,328

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2022	2021
Operating Leases
Operating lease right-of-use assets	5,073	4,321

Other current liabilities	1,453	1,209
Operating lease liabilities	3,509	3,307
Total operating lease liabilities	4,962	4,516

Weighted Average Remaining Lease Term
Operating leases	4.30 years	4.70 years

Weighted Average Discount Rate
Operating leases	2.00%-5.80%	2.00%-2.75%

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 - LEASES (continued):

As of December 31, 2022, the maturities of lease liabilities were as follows:

Operating Leases

Year Ending December 31,
2023	1,583
2024	1,529
2025	666
2026 and beyond	1,495
Total lease payments	5,273
Less imputed interests	(311)
Total	4,962

NOTE 11 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2022	2021
Employees and related expenses	19,439	17,807
Government institutions	4,052	3,178
Income tax payable	19,241	1,239
Warranty reserve	1,418	1,248
Operating lease liabilities	1,453	1,209
Other	6,377	4,585
Total other current liabilities	51,980	29,266

NOTE 12 - COMMITMENTS AND CONTINGECIES:

Subcontracting Agreements

The Company has an existing turnkey manufacturing agreements with three of its major subcontractors providers in Israel in connection with manufacturing and assembling the Company’s products.

The Company has agreements with two of the subcontractors which are renewed automatically every year for an additional one-year period, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term of its decision not to renew the agreement. Additionally, the Company or the turnkey manufacturer has the ability to terminate the contract at any time and for any reason with a prior written notice of four months.

In addition, in October 2019, the Company entered into a turnkey manufacturing agreement with another of its major subcontractors provider in Israel, Medimor. The agreement is for three years and renewed automatically every year afterwards for an additional one-year period, unless either the Company or Medimor gives written notice three months prior to the expiration of the term of its decision not to renew the agreement. Additionally, the Company or Medimor has the ability to terminate the agreement at any time and for any reason with a prior written notice of six months. As to investment in Medimor, see also note 9.

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2022, the subcontractors’ finished goods inventory, raw materials and open orders amounted to approximately $46,316.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY:

a. Share Capital:

1) Ordinary shares

Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors. Since inception, the Company has not declared any dividends.

In June 2019, the Company’s shareholders resolved to increase the authorized share capital of the Company to NIS 1,000,000 divided into 100,000,000 ordinary shares par value 0.01 NIS each.

In September 2020, the Company approved a share repurchase program of up to two million ordinary shares, to be purchased out of the Company’s cash reserve and to be paid solely from the Company's IPO proceeds. In February 2022, the Company approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, the Company approved an additional repurchase program of up to one million ordinary shares, to be purchased out of our cash reserve and to be paid from the Company’s remaining IPO proceeds and from the proceeds of exercised options.

During the fourth quarter of 2020, the Company purchased 786,882 shares in the amount of $17.2 million. During 2021, the Company purchased 693,734 shares in the amount of $35.4 million. In addition, during 2022, the Company purchased 1,077,213 shares in the amount of $42.6 million. As of December 31, 2022, the Company purchased 2,557,829 shares in the amount of $95.2 million under these repurchase programs.

On September 30, 2021, the Company executed a 1-for-2 share split (“2021 Share Split”) of the Company’s shares by way of an issuance of bonus shares. Upon the effectiveness of the 2021 Share Split, (i) one bonus share was issued for each outstanding share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was adjusted through proportional increase, (iii) the exercise price of each exercisable share under such outstanding options to purchase ordinary shares was adjusted through proportional decrease, (iv) the number of outstanding RSUs was adjusted through proportional increase, and (v) the number of shares reserved under the Company's options plans was proportionally adjusted to accommodate the adjustment to the number of exercisable options under the Company's respective option plans.

Unless otherwise indicated, and except for authorized capital, all of the share numbers, number of RSUs, number of options to purchase ordinary shares, net income per share amounts, share prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect the 2021 Share Split.

2) Share-based compensation

On January 30, 2008, the Company’s Board of Directors adopted two share option plans as follows (collectively, the “2008 Plans”):

a)
2008 Israeli Option Plan (“2008 Israeli Plan”) allowing the Company to grant ordinary shares and options to purchase ordinary shares to Israeli employees, officers, directors, consultants and service providers. Each option under the 2008 Israeli Plan grants the right to exercise such option into one ordinary share of the Company.

b)
2008 ROW Option Plan (“2008 ROW Plan”) allowing the Company to grant ordinary shares and options to purchase ordinary shares to non-Israeli employees, officers, directors, consultants and service providers. Each option under the 2008 ROW Plan grants the right to exercise such option into one ordinary share of the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS’ EQUITY (continued):

In June 2018, the Company’s Board of Directors adopted a new incentive plan (“2018 Incentive Plan”), allowing the Company to grant ordinary shares, options to purchase ordinary shares, restricted shares and restricted share unit (“RSUs”) (together, “Awards”) to Israeli and other non-U.S. employees, officers, directors, consultants and service providers of the Company and its Subsidiaries. The 2018 Incentive Plan also includes as an appendix a sub-plan allowing the Company to grant awards to U.S. employees, officers, consultants and service providers of the Company and its Subsidiaries. Each option award under 2018 Incentive Plan grants the right to exercise such option into one ordinary share of the Company. The Company’s subsidiary in U.S. may recognize under U.S. corporate tax laws, a tax benefit for RSU and options exercised for U.S. employees and U.S. service providers for tax purposes.

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

Upon adoption of the 2018 Incentive Plan, the Board and the shareholders resolved to approve an evergreen mechanism with respect to the 2018 Incentive Plan, under which the number of reserved, authorized and unissued ordinary shares of the Company available for issuance of awards pursuant to the 2018 Incentive Plan shall automatically increase on an annual basis, by such number of ordinary shares as follows: on the first business day of each calendar year beginning in 2019, the number of awards equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent of the number of shares outstanding as of such date or (iii) a lesser number of ordinary shares as shall be determined by the Company's board of directors.

Total awards under 2018 Incentive Plan that have been authorized to be issued as ordinary shares:

	Number of awards
Upon adoption of the 2018 Incentive Plan	3,578,000	*
Automatic increase approved by the Board of the Company in:
January 2020	1,600,000	*
January 2021	1,600,000	*
January 2022	800,000
January 2023	800,000
Total	8,378,000

* The number of awards has been adjusted retroactively to reflect the 2021 Share Split.

As of December 31, 2022, 1,756,231 awards were available for grant under the 2018 Incentive Plan.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

Details Regarding Grant of Awards:

During 2022 and 2021, the Company granted only RSUs to its employees, officers, directors, non-employees.

	Year Ended December 31, 2022
	Award amount	Exercise price range	Vesting period
Employees, officers, directors, service providers and consultants:

February 9, 2022	598,455	-	1-2 Years
May 1, 2022	21,500	-	1-2 Years
July 27, 2022	3,000	-	1.5 Years
October 26, 2022	1,500	-	1.25 Years
	Year Ended December 31, 2021
	Award amount	Exercise price range	Vesting period
Employees, officers, directors, service providers and consultants:

February 9, 2021	511,500	-	1-2 Years
May 6, 2021	23,500	-	2 Years
July 27, 2021	9,000	-	1.5 Years

During 2020, the Company granted only options to its employees, officers, directors, service providers and consultants.

Modification of share-based compensation

On March 15, 2020, the Company’s board of directors approved: (i) the re-pricing of outstanding options under Section 102 to the Israeli Tax Ordinance that were granted during November 2019 and February 2020, to a lower exercise price of $9.845 (as further approved by a respective tax-ruling received from the Israeli tax authority), and (ii) the cancellation of all other outstanding options granted to Non-Israeli grantees in November 2019, January 2020 and February 2020, and the grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of $9.845. The cancellation and grant of replacement options thereof with respect to such options granted to executive officers of the Company was ratified and approved by the Company's shareholders on June 16, 2020.

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

The reduction of the exercise price of the options was considered a Type I modification. The total incremental fair value of these options amounted to $3,283. The incremental fair value of the options granted, that were fully vested on March 15, 2020, in the amount of $666 were recognized immediately, and the remaining incremental fair value was recognized over the remaining vesting period until December 31, 2022.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

*** GIBF Options

Options granted as part of share exchange agreement entered into by and between the Company and Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP). See note 13(b)(1) below.

Share Options

The following tables summarize information concerning options as of December 31, 2022 and 2021:

	Year ended December 31
	2022		2021
	Number of Options	Weighted Average Exercise price*	Number of Options	Weighted average exercise price*
Outstanding at beginning of year	2,930,727	$5.23	10,492,910	$3.43
Changes during the year:
Granted	-	-	-	-
Cancelled	-	-	-	-
Exercised	(365,799)	4.52	(7,521,469)	2.70
Forfeited	(5,788)	10.78	(40,714)	9.00
Expired	(5,500)	10.90	-	-
Outstanding at end of year	2,553,640	$5.30	2,930,727	$5.23
Exercisable at end of year	2,550,474	$5.30	2,635,973	$4.71

*	In U.S. dollars per Ordinary Share

As of December 31, 2022, the weighted-average remaining contractual life of exercisable options were 2.95 years. The total intrinsic value of options exercised during 2022, 2021 and 2020 were approximately $10,549, $277,978 and $190,498, respectively.

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

2020
Fair value of one ordinary share	$9.845-$21.98
Dividend yield	0%
Expected volatility	46.07%-49.22%
Risk-free interest rate	0.53%-1.74%
Early exercise multiple (“EEM”)	0% - 250%
Contractual term	6.7-7 years

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

The total fair value of options granted during the year ended December 31, 2020 was $16,345.

As of December 31, 2022, the Company had 3,166 unvested options. The total unrecognized compensation cost of employee options as of December 31, 2022 is $11, which is expected to be recognized over a weighted average period of 0.25 years.

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2022:

December 31, 2022
Options outstanding			Options exercisable
	Number of	Weighted	Number of	Weighted
	options	average	options	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
prices *	year	Life	year	life
$0.28	641,166	1.36	641,166	1.36
$0.29	203,438	1.42	203,438	1.42
$3.16	211,782	2.71	211,782	2.71
$3.75	272,741	3.02	272,741	3.02
$5.11	99,360	3.26	99,360	3.26
$7.00	42,000	3.61	42,000	3.61
$9.85	1,044,265	4.16	1,041,099	4.16
$12.16	32,388	4.35	32,388	4.35
$21.62	6,500	4.86	6,500	4.86

* In U.S. dollars per Ordinary Share

The aggregate intrinsic value of total vested and exercisable options as of December 31, 2022 is $77,537.

Restricted Share Unit

The following tables summarize information concerning RSUs as of December 31, 2022 and 2021:

	Year ended December 31		Year ended December 31
	2022		2021
		Weighted		Weighted
		Average		Average
	Number of	Grant Date	Number of	Grant Date
	RSUs	Fair Value	RSUs	Fair Value
Outstanding at beginning of year	508,080	35.48	-	-
Changes during the year:
Granted	624,455	49.35	544,000	35.44
Exercised	(278,290)	34.98	-	-
Forfeited	(49,670)	46.43	(35,920)	34.87
Outstanding at end of year *	804,575	45.74	508,080	35.48

*  As of December 31, 2022, 517,076 RSUs were vested and were settled by issuance of respective shares at the beginning of January 2023.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 13 - SHAREHOLDERS' EQUITY (continued):

Each RSU represents the right to receive one ordinary share of the Company upon the vesting thereof. The fair value of an RSU is identical to the value of the underlying share at the close of the last trading day prior to the day of grant. The fair value of each RSU granted in 2022 were $50.37, $25.11, $27.77 and $33.39, and in 2021 were $34.87, $40.6 and $54.61 based on the Company’s share price at closing of trading day prior to the day of grant.

The total fair value of RSUs granted during the year ended December 31, 2022 and 2021, was $30,817 and $19,279, respectively.

As of December 31, 2022, the Company had 287,499 unvested RSUs. The total unrecognized compensation cost of employee RSUs as of December 31, 2022 is $13,907, which is expected to be recognized over a weighted average period of 0.99 years.

The aggregate intrinsic value of total exercisable RSUs as of December 31, 2022 is $18,460.

The following table illustrates the effect of share-based compensation on the consolidated statements of income:

	Year ended December 31
	2022	2021	2020
Cost of sales	1,917	1,108	520
Research and development expenses	3,166	1,554	2,264
Selling and marketing expenses	17,302	8,274	9,398
General and administrative expenses	2,067	1,026	663
	24,452	11,962	12,845

b. Non-Controlling Interests:

1)From 2016 the Company was in joint venture agreement (the “JV Agreement”) with Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”), ”), and an Equity Joint Venture Company (“JVC”) was established, in which the Company had 51% interest upon establishment. the non-controlling partner equity interests in JVC has been considered and treated as a non-controlling interest.

       On November 11, 2020 (the “Signing Date”), the Company, GIBF and JVC entered into a share exchange agreement (the “JVC Exchange Agreement”) whereby, GIBF sold to the Company all of its outstanding share capital in the JVC (thereby making the JVC a wholly-owned subsidiary of the Company) and all of its rights pursuant to the JV Agreement, in exchange for a purchase consideration of $2,700 (the “Purchase Consideration”) which was paid by the Company at the closing of such JVC Exchange Agreement in January 2021, by way of issuance to GIBF by the Company, in a private placement, of 124,914 of the Company’s ordinary shares, par value NIS 0.01, which reflected the Purchase Consideration amount at the time of approval of the JVC Exchange Agreement by the Company.

For certain services provided by GIBF to the JVC, the Company has granted GIBF 13,000 options to purchase ordinary shares of the Company, at an exercise price of $21.615.

2)    On April 23, 2021, the Company, Dilazar Limited (“Dilazar”), Wigmore and Invasix UK entered into a share exchange agreement (the “UK Exchange Agreement”) whereby, Dilazar (which owned 49% of the Invasix UK’s shares immediately prior to the UK Exchange Agreement, which shares were previously transferred to Dilazar from its wholly-owned subsidiary Wigmore) sold to the Company all of its outstanding share capital in Invasix UK and Wigmore sold to the Company all of its rights pursuant to the Founders Memorandum of Understanding, dated March 4, 2014, by and between Wigmore and the Company, in exchange for the issuance at closing to Dilazar by the Company in a private placement of 457,912 of the Company’s ordinary  shares, par value NIS 0.01. Upon closing, in May 2021, 457,912 of the Company’s ordinary shares were issued to Dilazar from the Company’s treasury shares.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES:

a.     InMode Ltd.

The Company is taxed according to Israeli tax laws:

1) Measurement of results for tax purposes

Since 2008 and until 2019, the Company has measured the results of InMode Ltd. (the “Israeli Company”) for tax purposes in nominal terms in NIS. Starting from 2020 and onwards, the Company’s results for Israeli tax purposes are measured in U.S dollars based on the Dollar Regulations which the Company chose to implement for Israeli tax purposes (detailed rules apply in this regard).

These consolidated financial statements are presented in U.S. dollars. The changes in the exchange rate of the dollar, both on an annual and a cumulative basis, cause a difference between taxable income and income reflected in these consolidated financial statements. ASC 740-10-25 prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are re-measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

2)	Basis of taxation

a)	Incentives Applicable until 2021

Under the Encouragement of Capital Investments Law, including Amendment No. 60 thereof as published in April 2005, by virtue of the “Approved Enterprise” or “Benefited Enterprise” status, the Israeli Company was tax exempt from 2012 to 2021 for income derived from the Benefited Enterprise. See also note 14a(2)(b).

b)	Incentives Applicable starting 2022 - The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s

Regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Under the Regulations the Company’s tax rate is expected to be approximately 7.5%.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES (continued):

Amendment 74 to the Investment Law

Pursuant to the amendment to the Investments Law which became effective on November 15, 2021, a company that elects by November 15, 2022 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2020 will be entitled to distribute a dividend from such income or to be used for any other reason found by the company, without being required to pay additional corporate tax.

The Company elected to take advantage of the amendment, and during November 2022 has paid NIS 42.5 million ($12.0 million) as a one-time payment, and as a result NIS 591 million (approximately $165.7 million) of the Company’s undistributed exempt income for years 2012 until 2020 are entitled to be distributed as dividend or to be used for any other reason found by the Company without being required to pay additional corporate tax. As a result, the Company is required to invest NIS 32 million (approximately $9 million) in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

3)	Corporate tax rate in Israel

The Israeli companies are taxed in accordance with Israeli tax laws. The corporate tax rate is 23% for 2018 and thereafter. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES (continued):

b.	Subsidiaries outside of Israel

Subsidiaries that are incorporated outside of Israel are assessed for taxes under the tax laws in their countries of residence.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the US, which provides among others, tax relief measures for businesses including a five-year net operating loss (“NOL”) carry back. As a result, the Company recognized in its consolidated financial statements a receivable tax asset in the amount of $2,894, under current other receivables. During 2022, the Company fully received the tax return as part of the CARES Act.

As of December 31, 2022, the Company’s subsidiary in U.S has an accumulated tax loss carryforward of approximately $221 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss), under the Tax Cuts and Jobs Act of 2017 (“TCJA”).

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES (continued):

c.  Deferred income tax assets

Deferred income tax assets reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2022 and 2021 were as follows:

	December 31
	2022	2021
Deferred tax assets in respect of:

Subsidiaries carryforward losses	60,229	58,389
Other temporary differences	2,369	2,874
Share-based compensation	5,073	2,884
Deferred tax asset in respect to other comprehensive loss	2,238	394
Total deferred tax assets before valuation allowance	69,909	64,541
Valuation allowance	(66,815)	(63,207)
Total deferred tax assets	3,094	1,334

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

d.Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2022	2021	2020
Income before taxes on income	201,466	168,002	76,132
Theoretical tax expenses at the statutory rate of InMode	23%	23%	23%
	46,337	38,640	17,510
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	(29,429)	(37,478)	(16,652)
Different effective tax rates applicable to the Subsidiaries	(1,453)	(2,033)	235
NOL carry back as part of the CARES Act relief	-	-	(2,894)
Valuation allowance	130	40	17
Uncertain tax position	303	1,921	1,416
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	1,842	1,838	1,426
Previous year	-	-	49
Amendment to the Investments Law payment - see also note 14a(2)(b)	12,017	-	-
settlements with the Israeli tax authority net of decrease of related uncertain tax	10,199	-	-
	39,946	2,928	1,107

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES (continued):

e.	Tax assessments

In February 2022, the Israeli Company settled the 2017-2020 income tax assessment with the Israeli tax authority, paying $1.3 million. also see Note 14a(2)(b).

In December 2022 the Company reached an agreement with the Israeli Tax Authority under which the Company will pay NIS 50.2 million (approximately $14.3 million) on its undistributed exempt income for the year ended December 31, 2021, see also note 17. As a result, NIS 517.8 million (approximately $147.5 million) of the Company’s undistributed exempt income for 2021 may be distributed or used by the Company without being subject to additional corporate tax.

In accordance with the Israel Income Tax Ordinance, as of December 31, 2022, all tax assessments of the Israeli Company through tax year 2021 are considered final – see also note 14a(2)(b). In addition, all tax assessments of one of the Company’s subsidiaries in Israel through tax year 2017 are considered final. Another Israeli subsidiary was established in 2022 and therefore has no previous open tax assessments.

As of December 31, 2022, all tax assessments on the Company’s subsidiary in the United States, through tax year 2018, are considered final, in accordance with the tax law in its country of residence.

The other Company’s subsidiaries open tax years, range from 2017-2022, in their relevant jurisdictions.

f. Income before income taxes is composed of the following:

	Year ended December 31
	2022	2021	2020
InMode Ltd. and Israeli subsidiaries	196,354	163,370	72,712
Subsidiaries outside of Israel	5,112	4,632	3,420
	201,466	168,002	76,132

g.	Tax expenses (tax benefit):

	Year ended December 31
	2022	2021	2020
Current:
Israel	38,248	3,829	1,411
Subsidiaries	1,614	(131)	(2,033)
	39,862	3,698	(622)
Deferred:
Israel	84	(770)	30
Subsidiaries	-	-	1,699
	84	(770)	1,729
Total taxes on income	39,946	2,928	1,107

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 - INCOME TAXES (continued):

h.Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits:

	Year ended December 31
	2022	2021
Balance at January 1	4,831	2,910
Decrease in uncertain tax positions for the previous years	(4,831)	(804)
Increase in uncertain tax positions for the current year, net	303	2,725
Balance at December 31	303	4,831

The Company does not expect uncertain tax positions to change significantly over the next 12 months.

NOTE 15 - ENTITY-WIDE DISCLOSURE:

a.Revenue

1)Net sales by geographic area were as follows:

	Year ended December 31
	2022	2021	2020
United States	298,612	237,263	149,488
Europe	49,274	36,588	15,881
Other	106,385	83,714	40,738
Total sales:	454,271	357,565	206,107

2)Net sales based on products' technology were as follows:

	Year ended December 31
	2022	2021	2020
	%	%	%
Minimal-Invasive	81	72	62
Hands-Free	10	20	32
Non-Invasive	9	8	6
	100	100	100

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 15 - ENTITY-WIDE DISCLOSURE (continued):

3)The changes in contract liabilities are as follows:

	Year ended December 31
	2022	2021
Balance as of January 1	16,556	13,888
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	14,987	14,527
Revenue recognized that was included in the contract liability balance at the beginning of the period	(13,786)	(11,859)
Balance as of December 31	17,757	16,556
Contract liability presented in non-current liabilities (1)	3,959	2,751
Contract liability presented in current liabilities	13,798	13,805

(1)	As of December 31, 2022, non-current deferred revenue is estimated to be recognized as following: 82% in year 2024 and the rest in year 2025-2026.

b.Long-Lived Assets

	December 31
	2022	2021
Israel	3,911	3,747
United States	5,938	2,996
Other	2,095	350
	11,944	7,093

NOTE 16 - RELATED PARTIES:

a.The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. The Chairman of the Board and Chief Executive Officer of the Company is also a substantial shareholder and board member of Home Skinovations Ltd. and one of the Company’s directors, serves on the board of directors of Home Skinovations Ltd. The Company recorded expenses related to services received and provided from Home Skinovations Ltd. of $332, $239 and $82 for the years ended December 31, 2022, 2021 and 2020, respectively. In February 2022 the Company have entered into an Asset Purchase Agreement with Home Skinovations, whereby Home Skinovations Ltd. sold and assigned to the Company all of Home Skinovations Ltd.’s right, title and interest in and to Home Skinovations Ltd.’s Spa segment assets (including molds, tooling, inventory and trademarks) and further granted the Company an exclusive license to certain IP rights of Home Skinovations Ltd., all the foregoing in consideration for an aggregate amount of $497.

b.The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them.  The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services received and provided, the Company recorded expenses in the amount of $123, $433 and $379 for the years ended December 31, 2022, 2021 and 2020, respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 16 - RELATED PARTIES (continued):

c.The Company’s subsidiaries in North America received marketing services from SpaMedica International SRL, which was amalgamated with an affiliate company into the Company’s major shareholder BoomerangFX International SRL during 2021. Dr. Stephan Mulholland is a beneficiary owner of 100% of our major shareholder BoomerangFX. The Company recorded expenses related to those services in the amount of $172 and $307, for the years ended December 31, 2021 and 2020, respectively. Starting from 2022 calendar year, Dr. Stephen Mulholland provides the Company and its subsidiaries certain marketing services as an independent contractor. The Company recorded expenses related to those services in the amount of $723 for the years ended December 31, 2022.

d.The Company receives certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of its investment portfolio. The Chairman of the Board and Chief Executive Officer of the Company, is a minor shareholder and a board member of Himalaya Family Office Consulting Ltd. In relation to these services, the Company recorded expenses in the amount of $100, $90 and $94 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 17 - SUBSEQUENT EVENTS

During January 2023, the Company paid NIS 50.2 million (approximately $14.3 million) according to the agreement with the Israeli Tax Authority for its undistributed exempt income for the year ended December 31, 2021.