Form 20-F
period 2023-12-31
InMode Ltd.
filed 2024-02-13
CIK 1742692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,982,462 Ordinary Shares, par value NIS 0.01 per share1.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1The above number of Ordinary Shares outstanding does not include a total of 1,975,003 Ordinary Shares held at December 31, 2023, as treasury shares, all of which were repurchased by InMode Ltd.

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

Forward-Looking Statements

The sections entitled “Item 3. Key Information - D. Risk Factors” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F contain forward-looking statements that are subject to substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Unless otherwise indicated in this Annual Report on Form 20-F, the basis for any statements regarding our competitive position is based on our own assessment and knowledge of the market in which we operate

These forward-looking statements include, among other things, statements about:

•	our ability to identify and penetrate new markets for our products and technology;

•	our ability to innovate, develop and commercialize our existing and new products and to expand beyond our traditional customer base;

•	our ability to obtain and maintain regulatory clearances;

•	the impact of the political, economic and military instability in Israel and the latest Israel-Hamas war on our ability to operate and develop, manufacture and deliver products and components;

•	our expectation regarding the safety and efficacy of our products;

•	the commercial experience of our management team;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our estimates regarding the potential market opportunity for our products;

•	developments and projections relating to our competitors or our industry;

•	our ability to differentiate and distinguish our products from those of our competitors;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our sales and marketing capabilities and strategy in the United States and internationally;

•	the implementation of our business model, strategic plans for our business, products and technology;

•	our ability to attract or retain key personnel;

•	the impact of climate-related events and increasing regulatory requirements and security on our operating costs and business operations;

•	our intellectual property portfolio and position and our ability to protect our intellectual property rights; and

•	our assessment of the impact to us of any third-party litigation claiming patent infringement.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•
the impact of the political, economic and military instability in Israel and the latest Israel-Hamas war could impede our ability to operate and develop, manufacture and deliver products and components and harm our financial results;

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

•	third parties have commenced and may in the future commence litigation against us claiming that our products infringe upon their patents or other intellectual property rights;

•	our operating costs and business operations could be adversely affected by climate-related events and increasing regulatory requirements and security;

•
if we fail to obtain and maintain necessary FDA clearances for our products, if clearances for future products and proposed indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed; and

•
as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. domestic public companies, which may limit the information available to holders of our ordinary shares.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products.

We design, develop, manufacture and commercialize innovative, minimally invasive and non-invasive surgical/medical products. We have developed products that apply our minimally invasive technology in plastic surgery, dermatology, gynecology and ophthalmology. We were established in 2008 and have expanded our product offerings to include 12 product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define and Envision. We introduced two additional product platforms in 2021, the EmpowerRF and EvolveX, which replaced our Evolve platform. In 2023 we introduced two new platforms, the Define and Envision. If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology by user doctors. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, doctors’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing technologies.

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

We base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to sales for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

•	customer adoption of our products;

•	the willingness of individuals to pay directly for aesthetic medical procedures in light of the lack of reimbursement by third-party payors;

•	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

•	the impact of the political, economic and military instability in Israel and the latest Israel-Hamas war;

•	changes in our ability to obtain and maintain regulatory approvals and maintain compliance with applicable regulatory requirements;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or industry;

•	increases in the length of our sales cycle;

•	performance of our independent distributors;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;•

•	the impact on our operating costs and business operations by climate-related events and increasing regulatory requirements and security; and

•	the impact of global health crises on our business and general economic conditions.

We rely on a limited number of suppliers, contract manufacturers, and logistics partners for our products. A loss of any of these partners or delays at transition points such as harbors, straights, and ports could negatively affect our business.

We rely on a limited number of contract manufacturers, suppliers and logistics providers to manufacture and transport our products. Our reliance on a limited number of contract manufacturers for our products increases our risks, since we do not currently have alternative or replacement contract manufacturers beyond these key parties. In the event of interruption from any of our contract manufacturers or suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, our primary facilities are located in Israel. Thus, our business could be affected if one or more of our suppliers, manufacturers or logistics partners are impacted by a natural disaster, an epidemic, revived hostilities in Israel, the latest Israel-Hamas war, or other interruption at a particular location. Interruptions in the development, manufacturing, and shipment of our products, could adversely impact our revenue, gross margins, and operating results. Such interruptions may be due to, among other things, temporary closures of the facilities our contract manufacturers, and other vendors in our supply chain; restrictions or delays on transport or the import/export of goods and services from certain ports and harbors that we and our logistics partners use; and local quarantines or work stoppages.

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

International (non-U.S.) sales accounted for approximately 37% of our total revenue for the year ended December 31, 2023. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Asia. If we are unable to do so successfully, our revenue and revenue growth from international operations will be adversely affected.

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

The impact of the latest Israel-Hamas war could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

In October of 2023, Israel’s security cabinet declared war against Hamas. The ongoing and revived hostilities, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our and our Israeli subcontractors' facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. The conflict could cause situations where applicable foreign regulatory bodies, such as the FDA, could not be able to visit our third-party manufacturing facilities in Israel in order to review, causing delays. The war could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, there have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the resulting sanctions and any related market disruptions are impossible to predict, they could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.

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

We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on, while we manufacture our laser and intense pulsed light, or IPL, handpieces in-house in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region, including the latest Israel-Hamas war. If the operations of one or more of our subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, finding new subcontractors that meet our manufacturing requirements, comply with regulatory requirements, and are ISO certified could take several months.

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

Disruptions or interruptions to our suppliers could occur for many reasons, including fire, floods, hurricanes, typhoons, droughts, tsunamis, volcanoes, earthquakes, disease or other similar natural disasters, unplanned maintenance or other manufacturing problems, labor shortages, power outages or shortages, telecommunications failures, strikes, transportation interruption, government regulation, economic or political instability, terrorism or other extraordinary events, including epidemics and related travel restrictions. Such disruptions may continue over a sustained period and could cause direct injury or damage to our supplier’s employees and property with significant indirect consequences to us. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start manufacturing, each of which could negatively affect our ability to fill customer orders and our business and financial performance.

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

Outbreaks of contagious disease or similar public health threats could materially and adversely affect our business, financial condition and results of operations.

Outbreaks of contagious disease or other adverse public health developments worldwide could have a material adverse effect on our business, financial condition and results of operations. Outbreaks of contagious disease or other adverse public health developments could affect our business in a number of ways, including but not limited to

•	Disruptions or restrictions on our employees’ ability to work effectively due to illness.

•
Temporary closures or disruptions at our facilities or the facilities of our customers or suppliers could reduce demand for our products or affect our ability to timely meet our customer’s orders and negatively impact our supply chain.

•	Outbreaks of contagious disease could cause delays or disruptions in our supply chain

•
The failure of third parties on which we rely to meet their respective obligations to us, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties, could have an adverse impact on our business, financial condition or results of operations.

•
The impact of contagious disease or other adverse public health developments could also exacerbate other risks discussed elsewhere in this section of this report, any of which could have a material adverse effect on us.

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

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States.  As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

Our operating costs and business operations could be adversely affected by climate-related events and increasing regulatory requirements and security.

The effects of climate change (such as drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise, etc.) could affect our ability to continue our operations and cause delays in our product development, manufacturing and shipment, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure across different countries could have the potential to disrupt our business, the business of our third-party suppliers and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. We also expect to face increasing regulatory requirements and regulatory scrutiny related to climate matters, resulting in higher associated compliance costs. Failure to uphold, meet or make timely forward progress against our public commitments and goals related to climate action could adversely affect our reputation with suppliers and customers, financial performance or the ability to recruit and retain talent.

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Most of our revenues for the years ended December 31, 2023, 2022 and 2021 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

Our patent portfolio consists of 10 issued U.S. patents, one issued Korean patent and seven pending patent applications in the United States relating to our technology and products. Out of those applications, one was filed also under The Patent Cooperation Treaty and one in Europe. Our pending and future patent applications may not issue as patents or, even if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business and financial results.

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

The price of our ordinary shares has fluctuated and is likely to continue to fluctuate. The market price for our ordinary shares could be highly volatile and may fluctuate substantially as a result of a number of factors, many of which are beyond our control, including:

•	fluctuations in our operating results or the operating results of our competitors;

•	changes in the estimates of the future size and growth rate of our market opportunities;

•	changes in the general economic, industry and market conditions;

•	political, economic and military instability in Israel and the impact from the latest Israel-Hamas war;

•	success of competitive technologies and procedures;

•	recruitment or departure of key personnel;

•	the announcement of new products or enhancements by us or our competitors;

•	the commencement or outcome of litigation against us, or involving our general industry or both;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry, including the announcement of significant new technologies, procedures or acquisitions by us or our competitors;

•	actual or expected sales of our ordinary shares by the holders of our ordinary shares; and

•	the trading volume of our ordinary shares.

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

As of December 31, 2023, there are 83,982,462 ordinary shares outstanding (not including a total of 1,975,003 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC for the current year ending December 31, 2024 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

If we are determined to be a PFIC at any time during which a U.S. Holder (as defined in “Item 10E. Additional Information-Taxation-Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our shares, such U.S. Holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. See “Item 10E. Additional Information-Taxation-Material U.S. Federal Income Tax Considerations to U.S. Holders-Passive Foreign Investment Company Considerations.” U.S. Holders are strongly urged to consult their tax advisors as to whether or not we will be a PFIC.

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

Risks Related to Our Operations in Israel

The impact of political, economic and military conditions in Israel, including the latest Israel-Hamas war, and the surrounding region could directly affect our business.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel, in addition to employees of our subcontractors located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli subcontractors due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacked, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic and political standing, which may have a material adverse effect on us and our ability to effectively conduct our business and operations.

Moreover, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Israel has responded with attacks on Iranian military operations in Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities and the facilities of our Israeli suppliers and subcontractors. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

In addition, the recent escalation of Israel-Hamas conflict could cause disruptions to our operations, and a delay in the development, production and shipment of our products and the heightened tension in our relations with various Middle Eastern countries could adversely affect our customer relationships as well as our sales and performance of existing or future contracts, which in turn could adversely affect our operating results, financial conditions and the expansion of our business.  Furthermore, the latest Israel-Hamas war and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies.  Although the length and impact of this ongoing conflict are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices and supply chain disruptions.  For more information about the impact of the Israel-Hama war on our operations and financial results, please see “Item 3. Key Information – D. Risk Factors-Risks to Our Business and Industry”.

In addition, prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Our commercial insurance may leave us subject to a risk of a loss if a terrorist attack or act of war occurs.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or events associated with war and terrorism, such as the latest Israel-Hamas war, or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Boycotts and various Middle Eastern business restrictions in the region may adversely impact our ability to operate and sell our products.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of the ongoing and revived hostilities in the region, the latest Israel-Hamas war or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Although Israel had signed bilateral peace agreements with several Middle Eastern (including Arab) countries for forging new economic ties with them, the performance of such bilateral peace agreements could be adversely affected by the going and revived hostilities in Israel region, which has caused a substantial strain on Israel’s regional relations with a number of Middle Eastern countries, such as Egypt and Jordan whose relations with Israel had long been cold but worsened since the outbreak of the war.  The restrictive laws and policies and the actions by boycott activists, if become more widespread and successful, and the fast-moving changes to Israel’s geopolitical relations as a result of the war, may seriously limit our ability to sell our products in these countries and may have an adverse impact on our operating results, financial conditions or the expansion of our business.

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

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of ordinary shares above specified thresholds, requires special approvals for transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association contain provisions that may make it more difficult to acquire us, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax obligations. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. See “Item 10E. Additional Information-Taxation-Israeli Material Tax Considerations” for additional information.

In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988, and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

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

Since we are incorporated under Israeli law, the rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law, including the Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Our capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $0.8 million, $1.6 million and $0.9 million, respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2024 to be up to $1 million and to be financed from our existing cash and cash equivalents.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including InMode, that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.inmodemd.com. Our periodic filings are available, free of charge (other than an investor's own Internet access charges), on our website soon as reasonably practicable after we electronically file or furnish such material with the SEC. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

B. Business Overview

Overview

We are a leading global provider of innovative, energy-based, minimally invasive surgical medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s health. We have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies—(i) Radio Frequency Assisted Lipolysis, or RFAL; (ii) Deep Subdermal Fractional RF; (iii) Simultaneous Fat Destruction and Skin Tightening; and (iv) Deep Heating Collagen Remodeling for skin and human natural openings -- represent a paradigm shift in the minimally invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring, ablative skin rejuvenation treatments and treatment of Genitourinary Syndrome of Menopause (GSM). Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other surgical options by delivering surgical-grade results under local anesthetics while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high power IPL technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.

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

We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched 12 product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define and Envision. In 2023, we launched two products: the Define and the Envision. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

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

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date,  85  third-party clinical studies have been completed and seven  third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of 90  peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue increased to approximately $492.0 million for the year ended December 31, 2023, from approximately $454.3 million for the year ended December 31, 2022 and from $357.6 million for the year ended December 31, 2021. For the years ended December 31, 2023, 2022 and 2021, we recorded a gross margin of approximately 84%, 84% and 85%, respectively, and net income of approximately $197.9 million, $161.5 million, and $165.1 million, respectively. Our principal market is in the U.S, where our revenue increased to approximately $307.8 million for the year ended December 31, 2023, from approximately $298.6 million for the year ended December 31, 2022 and from $237.3 million for the year ended December 31, 2021. Outside of the U.S, our revenue increased to approximately $184.2 million for the year ended December 31, 2023, from approximately $155.7 million for the year ended December 31, 2022 and from $120.3 million for the year ended December 31, 2021.

Regarding U.S. revenues for the years ended December 31, 2023, 2022 and 2021, we derived approximately $264.7 million, or 86%, $253.8 million, or 85%, and $168.5 million, or 71%, respectively, of our total U.S revenues from the sale of minimally invasive platforms. We derived approximately $33.9 million, or 11%, $35.8 million, or 12%, and $64.1 million, or 27.0%, respectively, of our total U.S revenues from the sale of hands-free platforms, and approximately $9.2 million, or 3%, $8.9 million, or 3%, and $4.7 million, or 2%, respectively, of our total U.S revenues from the sale of non-invasive platforms.

We have 31 FDA clearances and, in addition to the United States, where we have an installed base of approximately 10,250 product platforms, we are permitted to sell our products in most countries. As of December 31, 2023, we sell and market our products in the United States, Canada, United Kingdom, Irland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia and India through a direct sales force (include distributer sales managers) of approximately 263 representatives. We also sell and market our products through 59 distributors in 82 countries. As of December 31, 2023, we had a global installed base of approximately 22,900 product platforms capable of running various multi-use applicators and utilizing minimally invasive consumables.

Our Solution

Key benefits of our minimally invasive surgical aesthetic and medical treatment solutions include:

•
Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

•	Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications and typically reduces cost.

•	Minimally invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

•	Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 90 peer-reviewed publications.

•	Differentiated, RF energy-based technology simultaneously kills fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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

Our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces rely on our proprietary RFAL technology. To date, there have been more than 250,000 successful RFAL procedures conducted with positive clinical results using our BodyTite and EmbraceRF platforms and the BodyTite and FaceTite handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

Figure 1: RFAL mechanism of action.

Deep Subdermal Fractional RF

Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. Our deep subdermal fractional RF can be applied to both face and body. Our Morpheus8, Morpheus8 Body and Morpheus8 V handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Embrace RF, Optimas, EmpowerRF, Envision and Define platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

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

•
Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting non-invasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, Votiva, Contoura, Evoke and EvolveX hands-free platforms, EmpowerRF for women’s health, Envision and Define.

Differentiated and Comprehensive Post-Sales Support

To complement our innovative aesthetic solutions, we offer post-sales support services focused on the most beneficial ways to utilize our products, including a disciplined focus on safety. Our post-sales and support program consists of three key components:

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

•
Broad regulatory approvals supported by extensive clinical data. We have 31 FDA clearances and in addition to the United States, are permitted to sell in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 90 peer-reviewed publications and there are 85 completed and 7 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, EvolveX, Morpheus8, Forma I, Lumecca I and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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

•
Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors (in addition to our subsidiaries network in the United Kingdom, Spain, Italy, France and Germany).

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

•
Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Additionally, we have experienced growth in the sales of consumables over the past six years. Since inception, we have sold over 2.6 million consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

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

Minimally Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite	Body Contouring (MI)
			FaceTite	Face Contouring (MI)
			NeckTite	Neck Contouring (MI)
			AccuTite	Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Morpheus8	Skin Rejuvenation (MI)
			Forma	Skin Rejuvenation (NI)
			Lumecca	Skin Rejuvenation & Pigmentation (NI)
			DiolazeXL	Hair Removal (NI)
			Vasculaze	Vascular Lesion (NI)
				Facial Wrinkles and Texture (MI)
EmbraceRF	Bipolar RF	2018	FaceTite	Face Remodeling (MI)
			Morpheus8	Facial Wrinkles and Texture (MI)
			AccuTite	Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV	Women’s Health (MI)
				Women’s Health (NI)
Morpheus8	Bipolar RF	2021	Morpheus8	Face and body fractional RF treatment (MI)
			Morpheus8 Body
EmpowerRF	Bipolar RF and EMS	2021	FormaV, Morpheus8V, VTone, Aviva	Women’s health (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX	Body Contouring
			MiniFX	Face/Neck Contouring
			Plus	Skin Tightening
Triton	Laser	2018	Triton Duo Light Triton Duo Dark	Hair Removal Hair Removal
Envision	IPL and Bipolar RF	2023	Forma I	Dry eye treatment
			Lumeca I	Dry eye treatment

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
EvolveX	Bipolar RF EMS	2021	Tite (HF)	Skin Tightening
			Transform (HF)	Body Contouring
			Tone (HF)	EMS
Evoke	Bipolar RF	2020	Cheek (HF) Chin (HF)	Skin Rejuvenation Skin Rejuvenation
Define	Bipolar RF and Morpheus8	2023	Cheek (HF)	Skin Rejuvenation
			Chin (HF)	Skin Rejuvenation

*	“MI” = Minimally Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

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

Minimally Invasive

BodyTite – The minimally invasive, consumable BodyTite handpiece, introduced in 2010, utilizes directional RF energy for RFAL treatments using needle-size cannula and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 17cm cannula that provides treatment depth up to 50mm.

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

Lumecca I – a version of Lumecca for treatment of dry eye.

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

Forma I – a non-invasive handpiece that is based on Bipolar RF for treatment of lower and upper lids in order to improve dry eye.

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

Hands-Free

Hands-Free Applicators: Applied by physicians and other aesthetic practitioners, our differentiated skin tightening, fat reduction and muscle stimulation solution is based on bipolar RF and EMS technologies, delivered through a set of hands-free applicators mounted or placed over the body or face. The setup of the parameters is determined by a doctor. Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body and face. Patients generally receive three to six treatments for approximately 30 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for the Evoke and Evolve in 2019. In 2021 we received 510(k) FDA clearance for the EvolveX which replace the Evolve platform. Users conduct hands-free face and body contouring with the Evoke/Define and EvolveX platforms using the Transform, Tite and Tone hands-free applicators for the EvolveX, and Cheek and Chin hands-free applicators for the Evoke.

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

Ophthalmology

In 2023, we introduced a new platform called Envision, which includes the Forma I handpiece and the Lumecca I handpiece for treatment of upper and lower lids and dry eye. This platform also includes the Moprheus8 handpiece for treatment of peri-orbital wrinkles.

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

We currently sell and market our products in the United States, Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxemburg, Italy, Germany, Austria, Japan, Australia and India, through a direct sales force of approximately 256 representatives. We also sell and market our products through 59 distributors in 82 countries. Our U.S. sales efforts are headquartered in Irvine, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States will continue to increase.

In international markets, to complement our direct sales force in Canada, the United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2023, we had an international sales management team of seven employees supporting 59  independent distributors. The percentage of our revenues from customers located outside of the United States for each of the years ended December 31, 2023 and 2022 was 37%, and 34%, respectively. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets, including within Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxemburg, Italy, Germany, Austria, Japan, Australia and India, by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in equipment and marketing, and to attend certain exhibitions and industry meetings.

Service and Support

We support our customers with a range of services including business and practice development consulting and product service and maintenance.

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

In November 2019, we signed a Share Purchase and Shareholders Agreement, or the SPA, with Medimor, one of our turnkey manufacturing subcontractors. Pursuant to the SPA, we have invested an aggregate of $600,000, in consideration for 1,369,863 ordinary shares of Medimor (which reflected a 10.34% ownership interest in Medimor at the signing date, on a fully diluted basis), at a price per share of $0.438, of which 414,384 ordinary shares were issued upon consummation of the initial closing on December 31, 2019, and the remaining 955,479 ordinary shares were issued in July 2020 following Medimor achieving certain pre-defined milestone events. In November 2023, we signed an additional Share Purchase and Shareholders Agreement (the “Purchase Agreement”) in which we invested an additional $100,000 in consideration of 117,440 ordinary shares of Medimor.

As of December 31, 2023, we hold 14.79% ownership interest on an as-issued basis and 11.24% ownership interest on a fully diluted basis of Medimor.

Research and Development

Our research and development activities are conducted internally by a team of 36 research and development staff based mainly in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening, and (iv) Deep Heating Collagen Remodeling, and developing new technologies. We have a number of new projects and products under development, mainly focusing on additional minimally and non-invasive aesthetic and medical treatments.

Our research and development expenditures for the years ended December 31, 2023 and 2022 were approximately $13.4 million and $12.4 million, respectively.

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

Patents and Patent Applications

As of February 13, 2024, we own ten issued U.S. patents and one issued Korean patent. As of February 13, 2024, we have filed seven patent applications that are pending in the United States Patent and Trademark Office. Out of those applications, one was filed also under The Patent Cooperation Treaty and one in Europe. Our issued U.S. patents are projected to expire between 2027 and 2038 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

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

On March 16, 2021 we filed a complaint with the United States International Trade Commission (“ITC”) alleging ILOODA’s fractional radio frequency (“RF”) microneedling system, distributed in the United States by Cutera, Inc., infringes on our U.S. Patent No. 10,799,285. Additionally, we requested that the ITC investigate ILOODA’s infringing imports and issue an exclusion order to bar importation of ILOODA’s microneedling system. On November 22, 2021 we reached a settlement agreement with ILOODA and, accordingly, filed an agreed motion to terminate the investigation.

On October 11, 2023 we filed a complaint of patent infringement against BTL Industries Ltd. (“BTL”) in the United States District Court, Central District of California, alleging that BTL infringed our U.S. patent no. 8961511. This litigation process is in the early stage and BTL has not yet submitted its response to this complaint. We expect the first BTL response to be submitted to the Court no later than February 2024.

Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and could prohibit us from using technologies essential to our products, either of which would have a material adverse effect on our business, results of operations and financial condition. See “Item 3. Key Information – D. Risk Factors-Risks Related to Our Intellectual Property – If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology.”

Copyrights, Trademarks and Trade Secrets

The software programs associated with our products are protected by U.S. copyright law.

We also filed for protection available under trademark law. As of December 31, 2023, we own 14 registered trademarks in the United States and we own at least 38 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular,  BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least nine pending foreign trademark applications. We also have six pending trademark applications in the United States.

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

Competition

Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by public companies, including Allergan plc, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc., and Sisram Medical Ltd.., as well as by private companies, such as Cynosure LLC (formerly Cynosure Inc.), Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Bausch Health. and Merz Pharma Group. Our products compete against conventional medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.

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

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF), Optimas, Votiva, Contoura, Triton, EmbraceRF, Morpheus8, EvolveX, Evoke, platforms:

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Evolve system with the Transform applicator	Sequential RF/EMS	Transform
K231495 (10/13/2023)

The Evolve System with the Transform Applicator employs RF technology and EMS-TENS technology for the treatment of selected medical conditions.
The Transform Applicator in RF mode is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.
The Transform Applicator in EMS mode is intended for:
•          Relaxation of muscle spasms
•          Prevention or retardation of disuse atrophy
•          Increasing local blood circulation
•          Muscle re-education
•          Maintaining or increasing range of motion
•          Immediate postsurgical stimulation of calf muscles to prevent venous thrombosis
The Transform Applicator in TENS mode is intended for:
•          Symptomatic relief and management of chronic, intractable pain
•          Post-surgical acute pain
•          Post-trauma acute pain
Additionally, the Transform Applicator in sequential RF/EMS mode is intended for:
•          Non-invasive lipolysis (breakdown of fat) of the abdomen.
•          Reduction in circumference of the abdomen

InMode system with Morpheus8 applicators (coagulation/contraction of software tissue)	Radiofrequency (RF)	• The standard Morpheus 8 Applicator is limited to use with the 12, 24 & T tip heads. • The Morpheus 8 Body Applicator is limited to use with the 40-tip head.
K231790 (07/20/2023)

The InMode System with the Morpheus8 Applicators is intended for use in dermatological procedures where coagulation/contraction of soft tissue or hemostasis is needed. At higher energy levels greater than 62 mJ/pin, the use of the Morpheus8 Applicator is limited to Skin Types I-IV.

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

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF Multi Platform – Contoura	Radiofrequency (RF)	Forma(Plus), Plus90,	K201150 (07/21/2020)
Plus(Plus-Plus)
		BodyFX, MiniFX, Wmface, Fractora 24 pins tip Fractora 60 pins tip Morpheus8 24 Pin Applicator Morpheus8 40 Pin treatment tip • Morpheus8 12 Pin treatment tip • Morpheus8 T Pin treatment tip	The InMode RF Multi-System with the Non-invasive RF Applicators employs RF energy for various applications:

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

Inmode	Powered muscle	Tone	K192249 (12/17/2019)
stimulator
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

EmFace (Evoke)	Radiofrequency (RF)	Cheek	K191855 (10/29/2019)
Chin

The EmFace (Evoke) device with the Cheek and Chin applicators is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

EmBody (Evolve)	Radiofrequency (RF)	EMBodyPlus – Tite	K183450 (06/20/2019)
EmBodyFX – Trim
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

InMode	Radiofrequency (RF)	Morpheus8 24 Pin Applicator	K200947 (06/12/2020)
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

On May 25, 2017, the EU passed the Medical Devices Regulation (Regulation 2017/745) (“MDR”) entered into force, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, regulations are directly applicable (i.e., without the need for adoption of EEA member state laws implementing them) in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The MDR was however originally intended to become applicable three years after publication and, in April 2020, such transition period was extended by the European Parliament and the Council of the EU.

Following the signing of a written agreement with the notify body, under MDR, by the date of MDD certificates expiry, The notify body confirms the extension of our MDD certificates until December 31, 2028,

These modifications may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.

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

As an Israeli headquartered company, we are subject to the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017. Further, in the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection and advertising laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes required.

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

Corporate and Social Responsibility

Our management continues to participate in Corporate Social Responsibility (“CSR”) Reporting on our website to respond to increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, Chinese NMPA (previously Chinese FDA), ISO, as well as international GMP standards. We successfully completed all audits conducted by the regulatory bodies in 2023, including a physical audit of our facilities and the facilities of our Tier 1 subcontractors-Medimor, Flex, and Resonetics.

Our mission is to develop and produce innovative, life-changing technologies to enable patients to become their ‘best possible self’, in the safest and most effective manner. Our commitment to CSR topics complements InMode’s core values to provide the ultimate in customer care and support.

Management Discussion

In 2023, we completed reporting on all six topics defined by The SASB (Sustainability Accounting Standards Board) Sustainability Accounting Standard for Medical Equipment and Supplies. These topics were: Affordability & Pricing, Ethical Marketing, Product Design & Lifecycle Management, Business Ethics, Product Safety and Supply Chain Management.

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

Environment

Carbon Emissions

Our products do not require any fossil fuels for manufacture, and we do not have any active carbon emissions from our headquarters. We are aware of the importance of reducing carbon emissions and have made a management decision to eliminate almost all air shipments to and from the United States and Canada, our largest markets. In addition we have forced a company policy for “slow boat” shipment for domestics shipments to reduce air shipments courier.

Industrial and Electronic Waste Disposal

We focused our efforts on setting baseline metrics for many of our activities. One of our priorities was to manage industrial and electronic waste disposal at our R&D facility. As a result, we entered into a new agreement with a government-approved industrial waste removal company. We designated an electronic waste depository in the warehouse and expected to manage the disposal every quarter. We assured that all our subcontractors full turnkey manufactures are fully meeting disposable local environmental regulations.

Printing

Annually, we sell hundreds of thousands of our consumables in boxes with colorful printed sleeves. We have established a technology to eliminate the sleeves and validate colorful boxes with no need for the colorful sleeves which will save printing and papers. This process has been started in 2023 and be implemented during on most products during 2024.

We have added manuals to a disk on key instead of printing where is applicable.

Social

As previously reported, we have started baseline metrics for many of our activities. This also holds true for many of our social and community involvement activities.

Employees

We continue to expand our staff around the world, by 101 employees, in 2023. We currently have a total of 581 employees of which 341 are male and 240 female.

We have 16 Vice Presidents in our Senior Management, of which four are female and 12 are male – representing a 33.3% ratio.

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

Corporate Culture

InMode encourages an informal corporate culture, and the company organization encourages direct communication with managers and management, creating an atmosphere where every employee feels integral to the company's success. In 2023, this phenomenon manifested in many types of employee activities: company trips, Halloween celebrations, holiday festivities, summer picnics, spontaneous birthday parties, and more.

Community Involvement in the Periphery

Robotics Mentoring in Dimona

Since 2017, Moshe Mizrahy and InMode engineers have been involved with the FIRST Robotics Group at Amit Zinman High School in Dimona. Dimona is located in southern Israel and is an area in the lower rungs of the socioeconomic scale.

InMode supports the robotics team of Amit Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring and opportunities to design electromechanical devices. One of the program's goals is to introduce STEM subjects into the community through projects and our outreach programs and activities for kindergartens and elementary schools. We continue to support the Robotics team with mentoring, resources, and funds and will continue in 2024.

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

C. Organizational Structure

Our direct subsidiaries, the countries of their incorporation/residence and proportion of ownership interest are as follows:

Name	Jurisdiction of Incorporation	Percentage Ownership
Invasix Inc.	Delaware, USA	100%
Invasix Corp.	Canada	100%
InMode M.D. Ltd.	Israel	100%
Invasix UK Ltd.	United Kingdom	100%
InMode Japan KK	Japan	100%
Invasix Iberia S.L.	Spain	100%
Guangzhou InMode Medical Technology Ltd.	China	100%
InMode Asia Limited.	Hong Kong	100%
InMode India Private Limited	India	100%
InMode Australia Pty Ltd	Australia	100%
IMD France EURL	France	100%
InMode Innovations Ltd.	Israel	100%
InMode Italy S.r.l	Italy	100%
InMode Germany GmbH	Germany	100%

D. Property, Plants and Equipment

We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2027. The original agreement was signed in May 2018. In January 2019, February 2020, March 2021, March 2023 and May 2023, we signed supplemental lease agreements, further expanding our headquarters in Israel.

We currently lease approximately 35.6 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $64.5 thousand.

In August of 2020, our U.S. subsidiary, signed a new leasing agreement, for an approximately 24-thousand-square-foot facility located in Orange County, California, to support our expanding operations in the U.S. The new lease agreement is for seven years and four months and occupation of the new facility commenced in the middle of April of 2021. The current monthly rent payment is approximately $27 thousand.

Our Canadian subsidiary has signed a new lease agreement in April 2022 for an approximately 12-thousand-square-foot facility in Richmond Hill, Ontario. The new lease agreement is for three years which began in July 2022. The current monthly rent payment is approximately $17 thousand.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2023, 2022 and 2021, which are included elsewhere in this 2023 Annual Report. A discussion of the year ended December 31, 2021 can be found in the Annual Report on Form 20-F filed with the SEC on February 14, 2023.

Overview

We design, develop, manufacture and commercialize innovative, energy-based, non-invasive, minimally invasive surgical aesthetic and medical treatment solutions. Since 2010, we have launched 12 product platforms (BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define and Envision) that we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, medical spas, dermatologists and OB/GYNs.

As of December 31, 2023, we had a global installed base of approximately 22,900 product platforms capable of running various multi-use applicators and minimally invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2023, we derived approximately 84% of our revenues from the sale of medical aesthetic products and approximately 16% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past six years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization as well as our number of platforms, to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2023 and 2022 we derived approximately $406.6 million, or 83% and $369.0 million, or 81%, respectively, of our total revenues from the sale of minimally invasive platforms, and we derived approximately $43.1 million, or 8% and $45.2 million, or 10%, respectively, of our total revenues from the sale of hands-free platforms and approximately $42.4 million, or 9% and $40.1 million, or 9%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 31, 2023 in growth of approximately $37.6 million, or 10% and $2.3 million, or 6% in revenues from the sale of minimally invasive platforms and non-invasive platforms respectively, and a decrease of approximately $2.1 million, or 5% in hands-free platforms. In the future, we expect that revenues from the sale of minimally invasive platforms and hands-free platforms will continue to be a major contributor to our revenues. Results for the year ended December 31, 2021 are provided in the consolidated financial statements and notes filed with this report on Form 20-F beginning on page [F-1].

We sell our products directly in the United States, Canada, United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxemburg, Italy, Germany, Austria, Japan Australia and India, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
Geographic region*	2023	2022
United States	63%	66%
Europe	13%	11%
International	24%	23%
Total	100%	100%

*Revenues are attributed to geographic areas based on the location of customer

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. We intend to continue to invest in research and development activities, increase the number of sales representatives in our sales and marketing organization and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to increase the number of customers that enter into service contracts and extended warranties with us, which would result in additional recurring revenues. We also plan to expand our current product line in order to reach non-traditional customers, such as ENTs (ear, nose, and throat), ophthalmologists, general practitioners and aesthetic clinicians, and generate additional revenue.

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

Our facilities in Israel were previously granted the status of “Benefited Enterprise” which provided us with a ten-year corporate tax exemption for undistributed income from 2012 to 2021. From 2022, the corporate tax rate of the Company under the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise 2017), and its Israeli subsidiary is expected to be approximately 7.5%.See “Item 10E. Additional Information-Taxation.”

Critical Accounting Policies and Estimates

For a description of our significant accounting policies, see Note 2b to our consolidated financial statements included in Item 18 of this annual report.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions in certain circumstances that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Because of the uncertainty inherent in these matters, actual results could differ from those estimates.

The following are our critical accounting policies and estimates affecting the application of those policies in our consolidated financial statements.

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

Service Revenue

We also generate revenues from long-term maintenance contracts, or Extended Warranties. Revenue from Extended Warranties is recognized ratably, on a straight-line basis, over the period of the applicable service contract. Revenue from repairs performed in the absence of Extended Warranties is recognized when the related services are performed.

More information regarding revenue recognition is discussed in Note 2q in our consolidated financial statements.

Income Taxes

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the Company’s net income.

We estimate the degree to which deferred tax assets will result in a benefit, after consideration of all positive and negative evidence, and provide a valuation allowance for deferred tax assets that we believe more likely than not will not be realized. In situations in which we are able to determine that our deferred tax assets will be realized, that determination generally relies on future reversals of taxable temporary differences and expected future taxable income. Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. We reassess our valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, we reverse the related valuation allowance. The tax valuation allowance totaled $64.4 million at December 31, 2023 (see Note 13 to our consolidated financial statements for additional information). Should our actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

Significant judgment is required in evaluating our uncertain tax positions. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar positions. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company’s liability for these unrecognized tax benefits totaled $1.4 million on December 31, 2023 (see Note 13 to our consolidated financial statements for additional information).

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2023		2022
	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	492,048	100	454,271	100
Cost of revenues	80,708	16	73,485	16
Gross profit	411,340	84	380,786	84
Operating expenses:
Research and development	13,410	3	12,425	3
Sales and marketing	193,042	39	160,576	35
General and administrative	9,228	2	9,931	2
Total operating expenses	215,680	44	182,932	40
Income from operations	195,660	40	197,854	44
Finance income, net	21,607	4	3,612	1
Income before taxes	217,267	44	201,466	45
Income taxes	19,348	4	39,946	9
Net income	197,919	40	161,520	36

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenues

Our revenues increased by approximately $37.8 million, or 8%, to approximately $492.0 million for the year ended December 31, 2023, compared to approximately $454.3 million for the year ended December 31, 2022. This increase was attributable to an increase in sales of our minimal invasive platforms worldwide in the amount of $37.6 million and increase in sales of our non-invasive platforms worldwide in the amount of $2.3 million, offset by a decrease in the sales of our hand free platforms worldwide in the amount of $2.1 million.

Our revenues in the United States increased by approximately $9.2 million, or 3%, to approximately $307.8 million for the year ended December 31, 2023, compared to approximately $$298.6 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in sales of our minimal invasive platforms in the U.S. in the amount of $10.9 million, additional sales representatives worldwide, the growth of consumable sales, offset by a decrease in the sales of hand free platforms in the U.S. in the amount of $2.0 million.

Our revenues outside of the United States increased by approximately $28.6, or 18%, to approximately $184.2 million for the year ended December 31, 2023, compared to approximately $155.7 million for the year ended December 31, 2022. This increase was primarily driven by an increase in revenues in Europe of $13.2 million as result of an increase in sales representatives in this region and opening another subsidiary in the region, an increase of $5.9 million in Canada due to an increase in sales representatives in this region and an increase in patient and physicians awareness in the region, and an increase of $11.3 million in the Asia region as result of an increase in sales representatives in this region and opening another subsidiary in the region.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2023, increased by approximately 33% compared to the year ended December 31, 2022. This increase was primarily attributable to the growth in our installed platform base by 5,900 platforms, as well as patients and physicians becoming more familiar with our products.

Cost of revenues

Our cost of revenues increased by approximately $7.2 million, or 10%, to approximately $80.7 million for the year ended December 31, 2023, compared to approximately $73.5 million for the year ended December 31, 2022. This increase was primarily due to increased in sales and higher costs to purchase manufactured products to support the higher sales volume in the amount of $6.8 million. Our gross margin for the year ended December 31, 2023, and for the year ended December 31, 2022 was 84% without change.

Research and development expenses

Our research and development expenses increased to approximately $13.4 million for the year ended December 31, 2023, compared to approximately $12.4 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in research and development team expenses in the amount of $0.9 million due to of the addition of R&D employees and increase in salaries.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately $32.5 million, or 20%, to approximately $193.0 million for the year ended December 31, 2023, compared to approximately $160.6 million for the year ended December 31, 2022. This increase was primarily attributable to increase in salary and related expenses in the amount of $19.8 million and an increase in marketing expenses in the amount of $9.7 million relating to increase in volume of sales in 2023.

General and administrative expenses

Our general and administrative expenses decreased by approximately $0.7 million, or 7%, to approximately $9.2 million for the year ended December 31, 2023, compared to approximately $9.9 million for the year ended December 31, 2022. This decrease was primarily attributable to the decrease in salary and related expenses in the amount of $0.5 million.

Finance income, net

Our finance income, net was approximately $21.6 million for the year ended December 31, 2023, compared to approximately $3.6 million for the year ended December 31, 2022. This increase in finance income, net was primarily attributable to higher interest rate in 2023 compared to 2022 from our portfolio of investments in bonds and corporate debt securities and short-term bank deposits in the amount of $16.0 million and changes in exchange rate in the amount of $2.0.

Income taxes

Our income taxes decreased by approximately $20.6 million, or 52%, to approximately $19.3 million for the year ended December 31, 2023, compared to approximately $39.9 million for the year ended December 31, 2022. This decrease was primarily attributable to one-time payment in 2022 of the Company to the Israeli tax authority of approximately $12 million for undistributed exempt income for years 2012 until 2020, and an additional one-time payment of the Company to the Israeli tax authority of approximately $14.3 million for the tax year of 2021. The additional increase is due to an increase in income before tax and an increase in financial income which are subject to higher tax rates. See “Item 10E. Additional Information-Taxation”.

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $107.2 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to one million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2023, we purchased 2,557,829 shares in the amount of $95.2 million under these repurchase programs.

As of December 31, 2023, we had working capital of approximately $781.2 million, and our primary source of liquidity was approximately $741.6  million in cash and cash equivalents, marketable securities and bank deposits. Our major cash requirements are obligations to support our ongoing operations which consist primarily of salary and commissions expenses for employees, and contractual obligations for our subcontractors and lease agreements. We expect our working capital to be sufficient for the Company’s present requirements.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2023	2022
Net cash provided by (used in):	(in thousands)
Operating activities	$176,826	$181,578
Investing activities	(136,064)	(109,474)
Financing activities	5,504	(41,085)
Effects of exchange rate changes on cash	605	(1,615)
Net increase in cash and cash equivalents	$46,871	$29,404

Net Cash Provided by Operating Activities

For the year ended December 31, 2023, our net cash provided by operating activities was $176.8 million. The primary reason for net cash provided by operating activities was the net profit of $197.9 million. The outflow from operating assets and liabilities in the amount of $41.4 million was primarily due to an increase of $16.1 million in accounts receivable due to an increase in sales through distributors, and an increase in other liabilities of $12.6 million, primarily in income tax due to one-time payments of the Company to the Israeli tax authority discussed above, and an increase of $5.2 million in inventories to meet growth in anticipated sales.

Additionally, our net profit for the year ended December 31, 2023, included $23.6 million in non-cash expenses primarily comprised of share-based compensation expense.

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

Net Cash Used in Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $136.1 million, which primarily related to short-term bank deposits and marketable securities of $478.6 million. These outflows were partially offset by inflows of $343.3 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2022, net cash used in investing activities was $109.5 million, which primarily related to short-term bank deposits and marketable securities of $262.4 million, and capital expenditures of $1.6 million. These outflows were partially offset by inflows of $154.5 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Used in Financing Activities

For the year ended December 31, 2023, net cash used in financing activities was $5.5 million, which consisted of  proceeds from the exercise of options.

For the year ended December 31, 2022, net cash used in financing activities was $41.1 million, which consisted of $42.6 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $1.6 million related to proceeds from the exercise of options.

Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see “Item 4B. Information on the Company-Business Overview-Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Name	Age	Position
Moshe Mizrahy	71	Chief Executive Officer and Chairman of Board of Directors
Yair Malca	46	Chief Financial Officer
Dr. Michael Kreindel	57	Chief Technology Officer and Director
Shakil Lakhani	41	President, North America
Dr. Hadar Ron, M.D.(1)(2)	65	Director
Bruce Mann(1)(2)	89	Director (Chairman of the Compensation Committee)
Dr. Michael Anghel(1)(2)	85	Director (Chairman of the Audit & Investment Committee)

(1)   Member of Audit & Investment Committee
(2)   Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Urifer Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Next Ltd., M.N. Business Strategy Ltd. and Himalaya Family Office Advising Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Dr. Michael Anghel. Dr. Michael Anghel became a director of the Company in August 2019. Dr. Anghel has served on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and on Bioline’s Investment Monitoring Committee since 2010. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). He currently serves on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) and as the Chairman of the Audit Committee and the Chairman of the Remuneration Committee of Ellomay Capital Ltd. {NYSE, TASE : ELLO). Dr. Anghel previously served as the chairman of the Center for Educational Technology and as the Chairman of the board of directors of Lahav Ltd (Tel-Aviv University Executive Program). Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in Finance from Columbia University, New York.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	[1]	[4]	[0]	[0]
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	[0]
LGBTQ+	[0]
Did Not Disclose Demographic Background	[0]

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

Compensation of Individual Covered Executives

The table and summary below outlines the compensation granted to our five most highly compensated officeholders (as defined in the Companies Law) with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our Covered Executives. For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2023, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position	Salary (1) (USD in thousands)	Bonus (USD in thousands)	Equity-Based Compensation (2) (USD in thousands)	Total (USD in thousands)
Shakil Lakhani President, North America (3)	$1,105	$2,386	$1,750	$5,241
Yair Malca Chief Financial Officer (4)	$448	$133	$1,324	$1,905
Alon Yaari VP Operations (5)	$269	$15	$459	$743
Nava Tal-Launer Chief Information Officer (6)	$174	$11	$136	$321
Dr. Michael Kreindel Chief Technology Officer and Director	$266	$-	$-	$266

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

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2023, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements.

(3)
On February 13, 2023, Mr. Lakhani was granted 40,000 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023. On May 1, 2023, Mr. Lakhani was further granted 10,000 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023.

(4)	On February 13, 2023, Mr. Malca was granted 34,000 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023.

(5)
On February 13, 2023, Mr. Yaari was granted 12,000 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023. On July 26, 2023, Mr. Yaari was further granted 2,000 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023.

(6)	On February 13, 2023, Ms. Tal-Launer was granted 3,500 RSUs under our 2018 Incentive Plan, none of which are vested as of December 31, 2023.

Compensation of Directors as a Group

The aggregate compensation paid by us to our directors for the year ended December 31, 2023, was approximately $417 thousand, including share-based compensation expenses of approximately $243 thousand. This amount does not include reimbursements or coverage of expenses.

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

Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is cancelled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is cancelled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of December 31, 2023, we have granted options to purchase a total of 4,182,684 ordinary shares, of which 3,707,755 ordinary shares have been issued upon the exercise of such options and 443,672 options have been expired and forfeited. Under the 2008 ROW Plan, as of December 31, 2023, we have granted options to purchase a total of 19,204,710 ordinary shares, of which 14,608,542 ordinary shares have been issued upon the exercise of such options and 4,061,994 options have been expired and forfeited. As of December 31, 2023, 565,431 options are exercisable under the 2008 Israeli Plan and the 2008 ROW Plan in the aggregate.

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

Under the 2018 Incentive Plan, as of December 31, 2023, we have granted restricted share units and options to purchase ordinary shares in a total of 7,036,785, of which 4,466,456 ordinary shares have been issued upon exercise of such options and 561,216 options and restricted share units have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 2,533,300 options, which we granted during January and February 2020, of which 2,518,300 were cancelled and regranted, in March 2020, following repricing of exercise price, and 15,000 were forfeited prior to the repricing of those options.

As of December 31, 2023, 1,073,064 options are exercisable and 936,049 restricted share units are vested during 2023 and 275,249 restricted share units are vested and were settled by issuance of respective shares at the beginning of January 2024.

As of December 31, 2023, up to 8,378,000 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2023, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was last increased by an additional 800,000 ordinary shares to 8,378,000. Awards are made pursuant to agreements and are subject to vesting and other restrictions as determined by the board of directors or the compensation committee. In January 2024 the board of directors approved that no increase is required this year under the Evergreen mechanism.

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

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Michael Anghel and Mr. Bruce Mann, will hold office until our annual general meeting of shareholders to be held in 2024; the Class II directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our annual general meeting of shareholders to be held in 2025; and the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2026.

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

Under the Companies Law, the chairman of the board of directors of a public company or his relatives cannot be vested with the authority of the chief executive officer of such a public company, without the approval of a special majority of such company’s shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. The shareholders’ special majority consists of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

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

Our audit and investment committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, risk assessment and risk management, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit and investment committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

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

Approval of Private Placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “Item 10.-Additional Information-B. Articles of Association”) or a private placement which qualifies as a related party transaction (see “Item 6.-Directors, Senior Management and Employees-C. Board Practices-Approval of Related Party Transactions under Israeli Law”), approval at a general meeting of the shareholders of a company is required.

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

As of December 31, 2023, we had 581 employees worldwide, across five departments, including three employees on the executive team, 13 employees in finance, IT and administration, 409 employees in sales and marketing, 37 employees in research and development and 119 employees in manufacturing and assembly, supply chain and service. As of December 31, 2023, 340 of our employees are located in the United States and Canada, 109 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of December 31, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All arrangements for involving employees in our capital is discussed in “Item 6B. Directors, Senior Management and Employees-Compensation-Employee Benefit Plans” above.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel(2)	3,114,762	3.7%
Moshe Mizrahy(3)	2,005,280	2.38%
Dr. Hadar Ron, M.D.(4)	89,270	*
Bruce Mann(5)	22,270	*
Dr. Michael Anghel (6)	16,000	*
Yair Malca(7)	93,314	*
Shakil Lakhani(8)	42,500	*
Total for all directors and executive officers as a group (7 persons)	5,383,396	6.4%

*	Represents less than 1.0%.

(1)
Percentage ownership is based on 83,982,462 ordinary shares outstanding (excluding treasury shares) as of December 31, 2023, and (ii) restricted share units and options to purchase ordinary shares in a total of 152,500 exercisable within 60 days of December 31, 2023, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions-Major Shareholders”).

(2)	Consists of 3,114,762 ordinary shares.

(3)	Consists of 2,005,280 ordinary shares.

(4)
Consists of: (i) 57,270 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2023, with an exercise price of $7. These options expire on August 13, 2026, and (iii) 2,000 restricted share units vested within 60 days of December 31, 2023.

(5)	Consists of: (i) 20,270 ordinary shares, and (ii) 2,000 restricted share units vested within 60 days of December 31, 2023.

(6)
Consists of: (i) 3,000 ordinary shares, (ii) options to purchase 11,000 ordinary shares exercisable within 60 days of December 31, 2023, with an exercise price of $7 These options expire on August 13, 2026, and (ii) 2,000 restricted share units vested within 60 days of December 31, 2023.

(7)
Consists of: (i) 30,314 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2023, with an exercise price of $9.845. These options expire on March 14, 2027, and (iii) 33,000 restricted share units vested within 60 days of December 31, 2023.

(8)	Consists of (i) 42,500 restricted share units vested within 60 days of December 31, 2023.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

We were not required to prepare an accounting restatement, in accordance with the final clawback rules adopted by the SEC under Section 10D and Rule 10-D1 of the Exchange Act, during the period covered by this Annual Report on Form 20-F which would require recoupment of any  erroneously awarded incentive compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this Annual Report on Form 20-F, there is no person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares.

As of December 22, 2023, we have approximately 83,487 shareholders of record of our ordinary shares, approximately 77,705 of which are U.S. persons. These U.S. persons hold approximately 57% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

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

Service Agreements

We receive certain services from, and provide certain services to, Home Skinovations. We do not consider these services to be material. The services include an office sublease in Israel, mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $99 thousand for the year ended December 31, 2023, and the Canadian subsidiary of Home Skinovations paid our Canadian subsidiary approximately $30 thousand for the year ended December 31, 2023, for these services.

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

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $193 thousand for the year ended December 31, 2023.

Agreements and Arrangements with Directors and Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees – B. Compensation- Employment and Consulting Agreements”.

Members of our board of directors are entitled to certain compensation for their services. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Committees of the Board of Directors – Compensation, Nominating and Governance Committee”.

Options

Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. The options are generally subject to the further terms of the respective option plans, which we describe under “Item 6.B. Compensation-Employee Benefit Plans”.

RSUs (restricted share units)

Under the 2018 Incentive Plan, we have granted RSUs to our executive officers and certain of our directors. The RSUs are generally subject to the further terms of the 2018 Incentive Plan, which we describe under “Item 6.B. Compensation-Employee Benefit Plans-2018 Incentive Plan.”

Indemnification Agreements

We have entered into separate indemnification agreements with each of our current directors, office holders and other executives exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. We have also obtained directors’ and officers’ liability insurance for each of our executive officers and directors. See “Item 6C. Directors, Senior Management and Employees-Board Practices-Exculpation, Indemnification and Insurance of Directors and Officers” for additional information.

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

Since December 31, 2023, no significant changes have occurred.

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

For a summary of other material contracts, see “Item 7B. Major Shareholders and Related Party Transactions-Related Party Transactions” and “Item 19. Exhibits” no – 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.16 and 4.17.

D.	Exchange Controls

There are currently no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel, and except or otherwise as set forth under “Item 10E. Additional Information-Taxation”.

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

Tax Benefits Under the 2005 Amendment

An amendment to the Investment Law, which became effective as of April 1, 2005, or the 2005 Amendment, changed certain provisions of the Investment Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise”.. According to the 2005 Amendment, investment programs under the Investment Law (“Approved Enterprises”) receiving cash grants require the prior approval of the Investment Center. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, in its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

The duration of the tax benefits for a Benefited Enterprise is limited to the earlier of seven or ten years, depending on certain circumstances, and allows first for an exemption from corporate tax and before transitioning to a reduced corporate tax.

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

In February 2022, the Company settled the 2017-2020 income tax assessment with the Israeli tax authority, paying $1.3 million. In addition, the Company reached an agreement of tax assessment with the Israeli tax authority under which the Company paid during January 2023 NIS 50.2 million (approximately $14.3 million). As a result, tax assessments of the Israeli Company through tax year 2021 are considered final.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2024, or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 74%, 76% and 78% for the years ended December 31, 2023, 2022 and 2021, respectively.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to 1 million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2023, we purchased 2,557,829  shares in the amount of $95.2 million under these repurchase programs.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2023, based on the criteria established in the Internal Control-Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report on pages [F-2 to F-4] under “Item 18. Financial Statements” in this Annual Report on Form 20-F.

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

	Year ended December 31,
	2023	2022
	USD, in thousands
Audit fees(1)	630	564
Audit-related fees(2)	-	—
Tax fees(3)	116	108
Other fees	-	—
Total	746	672

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to 1 million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. As of December 31, 2023, we purchased 2,557,829 shares in the amount of $95.2 million. For the year ended December 31, 2023, we did not purchase any outstanding shares.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

The Company has developed and maintained a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality Trust principles, or SOC 2. The cybersecurity process has been integrated into the Company’s overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data.

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by Chief Information Officer (CIO), who holds over 25 years of experience in information technology, and is supported by management. To facilitate its monitoring over cybersecurity risks, the Company has engaged Chief Information Security Officer (CISO) who holds over 20 years of experience in information technology in connection with its cybersecurity process.

Our audit and investment committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

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

4.4
InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Israeli Participants (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 001-39016) filed with the SEC on February 14, 2023).

4.5
InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Non-Israeli Participants (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 001-39016) filed with the SEC on February 14, 2023).

4.6	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.7
Consultancy Agreement, dated August 1, 2018, by and between InMode Ltd. and Mr. Moshe Mizrahy (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). First Addendum to Consultancy Agreement, dated January 1, 2023, by and between InMode Ltd. and Mr. Moshe Mizrahy (filed herewith).

4.8
Employment Agreement, dated July 1, 2017, by and between Invasix Corp. and Dr. Michael Kreindel (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). First Addendum to Employment Agreement, dated January 1, 2023, by and between Invasix Corp. and Dr. Michael Kreindel (filed herewith).

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

4.13
Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021). Third Supplemental Lease Agreement, dated March 4, 2021, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022). Fourth Supplemental Lease Agreement, dated March 9, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith). Fifth Supplemental Lease Agreement, dated May 8, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith).

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

8.1	List of Subsidiaries (filed herewith).
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herein).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended(filed herein). (filed herein).
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ((filed herein)
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ((filed herein)).
15.1	Consent of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”).
97	InMode Lt. Clawback Policy, adopted November 1, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

Date: February 13, 2024

INMODE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 13, 2024

We have served as the Company’s auditor since 2008.

INMODE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)

	December 31
	2023	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	144,411	97,540
Marketable securities (amortized cost of $375,829 and $384,320, as of December 31, 2023 and 2022, respectively)	373,647	374,589
Short-term bank deposits	223,547	75,254
Accounts receivable, net of allowance for credit losses of $1,538 and $836, as of December 31, 2023 and 2022, respectively	42,362	26,997
Prepaid expense and other receivables	16,268	15,094
Inventories	45,095	39,897
TOTAL CURRENT ASSETS	845,330	629,371
NON-CURRENT ASSETS:
Accounts receivable net of allowance for credit losses of $716 and $482 as of December 31, 2023 and 2022, respectively	3,670	3,973
Deferred income tax assets	1,506	3,094
Operating lease right-of-use assets	9,698	5,073
Property and equipment, net	2,382	2,298
Other investments	700	600
TOTAL NON-CURRENT ASSETS	17,956	15,038
TOTAL ASSETS	863,286	644,409

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,966	16,242
Contract liabilities	10,923	13,798
Other liabilities	39,247	51,980
TOTAL CURRENT LIABILITIES	64,136	82,020
NON-CURRENT LIABILITIES:
Contract liabilities	3,766	3,959
Other liabilities	1,399	303
Operating lease liabilities	6,613	3,509
TOTAL NON-CURRENT LIABILITIES	11,778	7,771
TOTAL LIABILITIES	75,914	89,791

COMMITMENTS AND CONTINGENCIES (note 11)

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, authorized 100,000,000 shares at December 31, 2023 and 2022 Issued 85,957,465 and 84,519,994 shares at December 31, 2023 and 2022, respectively Outstanding 83,982,462 and 82,544,991 shares at December 31, 2023 and 2022, respectively	245	241
Additional paid-in capital	177,820	148,803
Retained earnings	693,426	495,507
Accumulated other comprehensive loss	(1,679)	(7,493)
Less treasury shares, at cost: 1,975,003 and 1,975,003 ordinary shares at December 31, 2023 and 2022, respectively	(82,440)	(82,440)
TOTAL SHAREHOLDERS’ EQUITY	787,372	554,618
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	863,286	644,409

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2023	2022	2021
REVENUES	492,048	454,271	357,565
COST OF REVENUES	80,708	73,485	53,592
GROSS PROFIT	411,340	380,786	303,973
OPERATING EXPENSES:
Research and development	13,410	12,425	9,532
Sales and marketing	193,042	160,576	119,353
General and administrative	9,228	9,931	8,411
Other income	-	-	(800)
TOTAL OPERATING EXPENSES	215,680	182,932	136,496

OPERATING INCOME	195,660	197,854	167,477
Finance income, net	21,607	3,612	525
INCOME BEFORE INCOME TAXES	217,267	201,466	168,002
INCOME TAXES	19,348	39,946	2,928
NET INCOME	197,919	161,520	165,074
Add: Net income attributable to non-controlling interests	-	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD	197,919	161,520	164,971

EARNINGS PER SHARE:
Basic	2.37	1.96	2.03
Diluted	2.30	1.89	1.92

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE
Basic	83,533,593	82,482,090	81,444,938
Diluted	85,953,581	85,403,714	86,017,203

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2023	2022	2021
NET INCOME	197,919	161,520	165,074
OTHER COMPREHENSIVE INCOME:
Change in net unrealized gains (loss) of marketable securities, net of tax	5,814	(6,174)	(1,675)
TOTAL COMPREHENSIVE INCOME	203,733	155,346	163,399
Add: Comprehensive income attributable to non-controlling interests	-	-	(103)
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO INMODE LTD.	203,733	155,346	163,296

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except for per share data)

	InMode Ltd. Shareholders’ Equity
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares	Non- controlling Interests
	Number of shares outstanding	Amount						Total
BALANCE AS OF JANUARY 1, 2021	75,567,554	216	101,593	169,016	356	(17,218)	1,512	255,475
CHANGES DURING 2021:
Net income	-	-	-	164,971	-	-	103	165,074
Other comprehensive loss, net	-	-	-	-	(1,675)	-	-	(1,675)
Share-based compensation	-	-	11,962	-	-	-	-	11,962
Acquisition of non-controlling interest in exchange of ordinary shares (see note 12b)	582,826	-	(11,165)	-	-	12,780	(1,615)	-
Repurchase of ordinary shares	(693,734)	-	-	-	-	(35,365)	-	(35,365)
Exercise of options	7,521,469	23	20,308	-	-	-	-	20,331
BALANCE AT DECEMBER 31, 2021	82,978,115	239	122,698	333,987	(1,319)	(39,803)	-	415,802
CHANGES DURING 2022:
Net income	-	-	-	161,520	-	-	-	161,520
Other comprehensive loss, net	-	-	-	-	(6,174)	-	-	(6,174)
Share-based compensation	-	-	24,452	-	-	-	-	24,452
Repurchase of ordinary shares	(1,077,213)	-	-	-	-	(42,637)	-	(42,637)
Exercise of options	644,089	2	1,653	-	-	-	-	1,655
BALANCE AT DECEMBER 31, 2022	82,544,991	241	148,803	495,507	(7,493)	(82,440)	-	554,618
CHANGES DURING 2023:
Net income	-	-	-	197,919	-	-	-	197,919
Other comprehensive loss, net	-	-	-	-	5,814	-	-	5,814
Share-based compensation	-	-	23,600	-	-	-	-	23,600
Exercise of options	1,437,471	4	5,417	-	-	-	-	5,421
BALANCE AT DECEMBER 31, 2023	83,982,462	245	177,820	693,426	(1,679)	(82,440)	-	787,372

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	197,919	161,520	165,074
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	623	680	517
Share-based compensation expenses	23,600	24,452	11,962
Change in allowance for credit losses of trade receivable	1,020	449	516
Loss on marketable securities, net	-	71	175
Finance expense (income), net	(4,714)	(1,210)	1,223
Deferred income tax assets, net	(184)	84	(770)
Changes in operating assets and liabilities:
Increase in accounts receivable	(16,084)	(10,415)	(10,544)
Increase in other receivables	(2,224)	(1,787)	(6,400)
Increase in inventories	(5,198)	(18,871)	(6,043)
Increase (decrease) in accounts payable	(2,276)	7,463	2,369
Increase (decrease) in other liabilities	(12,588)	17,941	14,138
Increase (decrease) in contract liabilities	(3,068)	1,201	2,668
Net cash provided by operating activities	176,826	181,578	174,885
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(233,241)	(93,701)	(73,090)
Proceeds from short-term deposits	85,090	73,090	69,180
Purchase of fixed assets	(705)	(1,575)	(939)
Other investments	(100)	-	-
Purchase of marketable securities	(245,337)	(168,680)	(273,834)
Proceeds from sale of marketable securities	5,000	2,303	93,652
Proceeds from maturity of marketable securities	253,229	79,089	24,925
Net cash used in investing activities	(136,064)	(109,474)	(160,106)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(42,637)	(35,365)
Exercise of options	5,504	1,552	20,343
Net cash used in financing activities	5,504	(41,085)	(15,022)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	605	(1,615)	(559)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,871	29,404	(802)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF THE YEAR	97,540	68,136	68,938
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	144,411	97,540	68,136
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid *	31,614	25,843	1,658
Interest received	14,219	4,856	3,358

NON-CASH ACTIVITIES
Recognition of operating lease right-of-use assets and liabilities	5,200	2,342	4,315
Exercise of Options	20	103	-
Acquisition of non-controlling interest in exchange of ordinary shares	-	-	12,780

*Including, for 2022, payments amounting $12 million for Amendment to the Investments Law and settlements with the Israeli tax authority. See note 13a(2)(b).

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

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

The Company has wholly-owned subsidiaries located in the United States and two subsidiaries in Canada (“North America”), Hong Kong, Japan, Spain, two subsidiaries in Israel, India, Australia, China, the United Kingdom (“UK”), France, Italy and Germany. The Company’s subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. See note 12b for an update regarding change in ownership of the UK subsidiary.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

f.
Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 4.10%-7.01% in 2023 and 0.50%-5.73% in 2022.

g.
Marketable securities

AFS Securities

Marketable securities consist of government bonds, municipal bonds, and corporate debt securities (together “Debt Securities”), and certificates of deposit measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

During the years ended December 31, 2023, 2022 and 2021, the Company did not recognize an impairment loss on its long-lived assets.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

o.
Advertising expenses

Advertising expenses are charged to sales and marketing on the consolidated statement of income as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $15 million, $10 million, and $4 million, respectively.

p.
Share-based compensation

The Company grants share options and restricted share units (“RSU”) (together “Share-Based Compensation”) to its employees, officers, directors and non-employees in consideration for services rendered and for acquiring goods. See note 12(a)(2) for details on outstanding share capital.

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

The Company issues new shares upon option exercise or RSU vesting.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

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
(U.S. dollars in thousands, except for share and per amounts)

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

Allowance for credit losses due to the Company’s accounts receivable amounted to $2,254 and $1,318 as of December 31, 2023 and 2022 respectively. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

The following table sets forth activity in the Company’s allowance for credit losses for each of the years ended December 31, 2023, 2022 and 2021, respectively:

	2023	2022	2021
Balance at beginning of year	1,318	1,107	672
Current-period provision	1,020	449	516
Write-offs charged against the allowance	(84)	(238)	(81)
Balance at end of year	2,254	1,318	1,107

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

s.
Warranty reserve

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs, the cost per repair and shipping cost. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2023, 2022 and 2021, respectively:

	2023	2022	2021
Balance at beginning of year	1,418	1,248	705
Cost incurred	(2,304)	(2,099)	(1,453)
Expense recognized	2,362	2,269	1,996
Balance at end of year	1,476	1,418	1,248

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

v.
Net earnings per share

Basic earnings per share are computed by dividing net income attributed to the shareholders of InMode Ltd. by the weighted average number of the Company’s ordinary shares, par value NIS 0.01 per share (including vested RSUs), outstanding for each period, net of treasury shares.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	The three levels of inputs that may be used to measure fair value are as follows:

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

As of December 31, 2023, and 2022, the fair values of the Company's cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable, approximated the carrying values of these instruments presented in the Company's consolidated balance sheets because of their nature.

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

The amounts of severance payment expenses were $522, $431 and $405 and for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company expects to contribute approximately $533 in the year ending December 31, 2024 to insurance companies in connection with its expected severance liabilities for the year.

z.	Treasury Shares Treasury shares are presented as a reduction of equity, at their cost to the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

aa.
Concentration of credit risks

Most of the cash and cash equivalents were deposited with U.S., European and Israeli banks and financial institutions and were comprised mainly of money market fund. The U.S. market constituted approximately 63% of the revenues in 2023.

The exposure of credit risks relating to other trade receivables outside the U.S. is limited, due to the relatively large number of group customers and their wide geographic distribution. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for Credit Losses and generally does not require collateral and from time to time the Company may choose to purchase trade credit insurance.

ab.
War risk situation in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The Company's headquarter, its R&D operations, and certain manufacturing facilities are located in Israel. Currently, such activities in Israel remain largely unaffected. During the year ended December 31, 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation or expansion of such war.

ac.
Newly issued accounting pronouncements, not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis. Early adoption is permitted, with the option to apply the standard retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable.

NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2023 and 2022, consisted of government bonds, municipal bonds, corporate debt securities, commercial paper and certificates of deposit. These marketable securities are recorded at fair value.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2023	2022
Government bonds *	353,414	339,684
Municipal bonds	2,319	2,551
Corporate debt securities	13,234	21,252
Commercial paper	-	4,195
Certificates of deposit	4,680	6,907
Total	373,647	374,589

* As of December 31, 2023 and 2022, consists of $0 and $1,502 non-U.S. government bonds, respectively.

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(w).
The following table sets forth the Company’s financial assets as of December 31, 2023 and 2022, that are measured at fair value on a recurring basis during the period:

	December 31, 2023
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	353,414	355,382	(2,139)	171
Municipal bonds	2,319	2,363	(44)	-
Corporate debt securities	13,234	13,404	(170)	-
Certificates of deposit	4,680	4,680	-	-
Total	373,647	375,829	(2,353)	171

	December 31, 2022
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	339,684	348,687	(9,003)	-
Municipal bonds	2,551	2,674	(123)	-
Corporate debt securities	21,252	21,850	(612)	14
Commercial paper	4,195	4,195	-	-
Certificates of deposit	6,907	6,914	(7)	-
Total	374,589	384,320	(9,745)	14

As of December 31, 2023 and 2022, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and primarily attributable to changes in interest rates, and therefore did not result in an impairment charge in finance income (expenses), net.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

As of December 31, 2023 and 2022, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2023	2022
Due within one year	308,671	243,094
1 to 2 years	49,259	124,037
2 to 3 years	15,717	7,458
Total	373,647	374,589

NOTE 4 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2023	2022
Trade	46,646	29,859
Notes receivable	1,640	2,429
Less - allowance for credit losses	(2,254)	(1,318)
	46,032	30,970
Less - non-current accounts receivable, net	(3,670)	(3,973)
Total current accounts receivable, net	42,362	26,997

NOTE 5 - PREPAID EXPENSES AND OTHER CURRENT RECEIVABLES:

Prepaid expenses and other current receivables consist of the following:

	December 31
	2023	2022
Advances to suppliers	11,960	11,898
Prepaid expenses	3,041	1,928
Government institutions	948	879
Income tax	66	44
Other	253	345
Total other current receivables	16,268	15,094

NOTE 6 - INVENTORIES:

Inventories consist of the following:

	December 31
	2023	2022
Raw materials	12,080	13,686
Finished products	33,015	26,211
Total inventories	45,095	39,897

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2023	2022
Computers	1,334	1,191
Office furniture and equipment	670	562
Molds	2,592	2,550
Leasehold improvements	1,243	829
	5,839	5,132
Less: accumulated depreciation	(3,457)	(2,834)
Total property and equipment, net	2,382	2,298

Total depreciation and amortization in respect of property and equipment were $623, $680 and $517 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8 - OTHER INVESTMENTS:

In November 2019, the Company signed a Share Purchase and Shareholders Agreement (the “SPA”) with (BY) Medimor Ltd., one of the Company’s turnkey manufacturing subcontractors (“Medimor”). Pursuant to the SPA, the Company has invested (in December 2019 and July 2020) an aggregate amount of $600 in consideration for 1,369,863 ordinary shares of Medimor (which reflected at the signing date a 14.78% ownership interest on an as-issued basis and 10.34% ownership interest on a fully diluted basis.

In November 2023, the Company signed an additional SPA with Medimor and invested $100 in consideration for 117,440 ordinary shares of Medimor.

The SPAs together reflected as of December 31, 2023 a 14.78% ownership interest on an as-issued basis and 11.23% ownership interest on a fully diluted basis.

The Company’s investment in Medimor is measured at cost, less impairment and adjusted for subsequent observable price changes if any. As of December 31, 2023, 2022 and 2021, the Company did not recognize an impairment or adjustment on its other investments.

NOTE 9 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.
In May 2018, the Company signed a lease agreement for its headquarters in Israel. In January 2019, February 2020, March 2021, March 2023 and May 2023 the Company signed supplement lease agreements, further expanding its headquarters in Israel (collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2027. The current monthly rent payment under the Lease Agreement is approximately $64.5.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 966 thousand (approximately $266).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 9 - LEASES (continued):

The Company also leases warehouse outside the company's offices. The Lease Agreement will expire in august 2027. The current monthly rent payment under the Lease Agreement is approximately $7.

The Company also leases vehicles for several employees in Israel for a period of three years.

b.
In August 2020, the Company’s U.S. subsidiary, has signed a new lease agreement, for additional lease agreement of property and for its offices (“U.S Lease”). The U.S. Lease is for 7 years and 4 months which began in the middle of April of 2021. The current monthly rent payment is approximately $27.

c.
The Company’s Canadian subsidiary has signed a new lease agreement in April 2022 for property and for its offices (“Canadian Lease”). The Canadian Lease is for 3 years which began in July 2022. The current monthly rent payment is approximately $17.

From time to time the Company also leases small properties, mainly for offices for Subsidiaries around the world which range for periods of up to 3 years.

The lease cost was as follows:

	Year ended December 31
	2023	2022	2021
Operating lease cost	2,348	1,628	1,297

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2023	2022	2021
Operating cash flows from operating leases	2,530	1,881	1,328

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2023	2022
Operating Leases
Operating lease right-of-use assets	9,698	5,073
Other current liabilities	2,404	1,453
Operating lease liabilities	6,613	3,509
Total operating lease liabilities	9,017	4,962
Weighted Average Remaining Lease Term
Operating leases	2.90 years	4.30 years
Weighted Average Discount Rate
Operating leases	2.00%-7.84%	2.00%-5.80%

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 9 - LEASES (continued):

As of December 31, 2023, the maturities of lease liabilities were as follows:

Operating Leases
Year Ending December 31,
2024	2,745
2025	2,491
2026	2,001
2027	1,733
2028 and beyond	902
Total lease payments	9,872
Less imputed interests	(855)
Total	9,017

NOTE 10 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2023	2022
Employees and related expenses	21,040	19,439
Government institutions	3,932	4,052
Income tax payable	1,918	19,241
Warranty reserve	1,476	1,418
Operating lease liabilities	2,404	1,453
Contractor liability	5,656	4,003
Other	2,821	2,374
Total other current liabilities	39,247	51,980

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

Subcontracting Agreements

The Company has an existing turnkey manufacturing agreements with three of its major subcontractors in Israel in connection with manufacturing and assembling the Company’s products.

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

In addition, in October 2019, the Company entered into a turnkey manufacturing agreement with another of its major subcontractors in Israel, Medimor (See also note 8). The agreement is for three years and renewed automatically every year afterwards for an additional one-year period, unless either the Company or Medimor gives written notice three months prior to the expiration of the term of its decision not to renew the agreement. Additionally, the Company or Medimor has the ability to terminate the agreement at any time and for any reason with a prior written notice of six months.

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2023, the subcontractors’ finished goods inventory, raw materials and open orders amounted to approximately $41,561. In order to secure these obligations, the Company gave its subcontractors advances in the amount of $9,914.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY:

a.	Share Capital:

1)
Ordinary shares

Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors. Since inception, the Company has not declared any dividends.

In September 2020, the Company approved a share repurchase program of up to two million ordinary shares, to be purchased out of the Company’s cash reserve and to be paid solely from the Company’s IPO proceeds. In February 2022, the Company approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, the Company approved an additional repurchase program of up to one million ordinary shares, to be purchased out of its cash reserve and to be paid from the Company’s remaining IPO proceeds and from the proceeds of exercised options.

During 2021, the Company purchased 693,734 shares in the amount of $35.4 million. In addition, during 2022, the Company purchased 1,077,213 shares in the amount of $42.6 million. During 2023 the company did not purchase any shares. As of December 31, 2023, the Company purchased 2,557,829 shares in the amount of $95.2 million under these repurchase programs.

On September 30, 2021, the Company executed a 1-for-2 share split (“2021 Share Split”) of the Company’s shares by way of an issuance of bonus shares. Upon the effectiveness of the 2021 Share Split, (i) one bonus share was issued for each outstanding share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was adjusted through proportional increase, (iii) the exercise price of each exercisable share under such outstanding options to purchase ordinary shares was adjusted through proportional decrease, (iv) the number of outstanding RSUs was adjusted through proportional increase, and (v) the number of shares reserved under the Company’s options plans was proportionally adjusted to accommodate the adjustment to the number of exercisable options under the Company’s respective option plans.

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

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

Upon the adoption of the 2018 Incentive Plan, the then-current pool of awards available for future grants under the 2008 Plans was canceled and returned to the Company’s authorized and un-issued share capital. In addition, any shares returning to the free pool of options under the 2008 Plans, due to options expirations or otherwise, are automatically returning to the Company’s authorized and un-issued share capital.

Upon adoption of the 2018 Incentive Plan, the Board and the shareholders resolved to approve an evergreen mechanism with respect to the 2018 Incentive Plan, under which the number of reserved, authorized and unissued ordinary shares of the Company available for issuance of awards pursuant to the 2018 Incentive Plan shall automatically increase on an annual basis, by such number of ordinary shares as follows: on the first business day of each calendar year beginning in 2019, the number of awards equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent of the number of shares outstanding as of such date or (iii) a lesser number of ordinary shares as shall be determined by the Company’s board of directors.

As of December 31, 2023, the total awards under 2018 Incentive Plan that have been authorized to be issued as ordinary shares were 8,378,000 of which 1,902,431 awards were available for grant under the 2018 Incentive Plan.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 – SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2023, 1,902,431 awards were available for grant under the 2018 Incentive Plan. Share Options
The following tables is a summary of stock option activity for the year ended on December 31, 2023 :

	Year ended December 31
	2023
		Weighted
	Number	Average
	of	Exercise
	Options	Price*
Outstanding at beginning of year	2,553,640	$5.30
Changes during the year:
Granted	-	-
Exercised	(915,145)	5.92
Forfeited	-	-
Expired	-	-
Outstanding at end of year	1,638,495	$4.96
Exercisable at end of year	1,638,495	$4.96

* In U.S. dollars per Ordinary Share

As of December 31, 2023, the weighted-average remaining contractual life of exercisable options were 1.90 years. The total intrinsic value of options exercised during 2023, 2022 and 2021 were approximately $24,819, $10,549 and $277,978, respectively.

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2023:

Options outstanding and exercisable
Exercise Prices *	Number of options Outstanding and exercisable at end of year	Weighted average remaining contractual life

$0.28	361,993	0.42
$0.29	203,438	0.42
$3.16	149,948	1.71
$3.75	211,173	2.02
$5.11	70,756	2.26
$7.00	41,000	2.61
$9.85	565,129	3.18
$12.16	28,558	3.35
$21.62	6,500	3.86

* In U.S. dollars per Ordinary Share.
The aggregate intrinsic value of total exercisable options as of December 31, 2023 is $28,315.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Restricted Share Units
The following tables summarize information concerning RSUs as of December 31, 2023 :

	Year ended December 31
	2023
		Weighted
	Number	Average
	of	Grant Date
	RSUs	Fair Value
Outstanding at beginning of year	804,575	45.74
Changes during the year:
Granted	706,560	34.44
Vested	(522,326)	43.33
Forfeited	(52,760)	37.21
Outstanding at end of year *	936,049	39.04

* As of December 31, 2023, 275,249 RSUs were vested and were settled by issuance of respective shares at the beginning of January 2024.

Each RSU represents the right to receive one ordinary share of the Company upon the vesting thereof. The fair value of an RSU is identical to the value of the underlying share at the close of the last trading day prior to the day of grant. The weighted average fair value of each RSU granted in 2023 was 34.44, and in 2022 was 49.35 and in 2021 35.44 based on the Company’s share price at closing of trading day prior to the day of grant.

The total fair value of RSUs granted during the year ended December 31, 2023, 2022 and 2021, was $24,334, $30,817, and $19,279 respectively.

As of December 31, 2023, the Company had 660,800 unvested RSUs. The total unrecognized compensation cost of employee RSUs as of December 31, 2023 is $12,517, which is expected to be recognized over a weighted average period of 1.10 years.

The total vesting-date value of equity classified RSUs vested during, 2023 is $6,122. The following table illustrates the effect of share-based compensation on the consolidated statements of income:

	Year ended December 31
	2023	2022	2021
Cost of sales	2,046	1,917	1,108
Research and development expenses	2,652	3,166	1,554
Selling and marketing expenses	17,167	17,302	8,274
General and administrative expenses	1,735	2,067	1,026
	23,600	24,452	11,962

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

b.
Non-Controlling Interests:

On April 23, 2021, the Company, Dilazar Limited (“Dilazar”), Wigmore and Invasix UK (the UK subsidiary) entered into a share exchange agreement (the “UK Exchange Agreement”) whereby, Dilazar (which owned 49% of the Invasix UK’s shares immediately prior to the UK Exchange Agreement, which shares were previously transferred to Dilazar from its wholly-owned subsidiary Wigmore) sold to the Company all of its outstanding share capital in Invasix UK and Wigmore sold to the Company all of its rights pursuant to the Founders Memorandum of Understanding, dated March 4, 2014, by and between Wigmore and the Company, in exchange for the issuance at closing to Dilazar by the Company in a private placement of 457,912 of the Company’s ordinary shares, par value NIS 0.01. Upon closing, in May 2021, 457,912 of the Company’s ordinary shares were issued to Dilazar from the Company’s treasury shares.

NOTE 13 - INCOME TAXES:

a.	InMode Ltd. The Company is taxed according to Israeli tax laws:

1)
Measurement of results for tax purposes

The Company as a “foreign-investment company” measures its results for tax purposes in dollar based on Income Tax Regulations (Bookkeeping Principles of Foreign Invested Companies and of Certain Partnerships and the Determination of Their Taxable Income), 1986.

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

a)
Incentives Applicable until 2020

Under the Encouragement of Capital Investments Law, including Amendment No. 60 thereof as published in April 2005, by virtue of the “Approved Enterprise” or “Benefited Enterprise” status, the Israeli Company was tax exempt from 2012 to 2020 for income derived from the Benefited Enterprise. See also note 13a(2)(b).

b)
Incentives Applicable starting 2021 - The New Technological Enterprise and Preferred Enterprise Incentives Regime – Amendment 73 to the Investment Law

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE (Preferred technological enterprise) or PE (Preferred enterprise) and under the SPTE (Special Preferred Technology Enterprise) regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE or PE. According to these provisions, a company that complies with the terms under the PTE or PE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law) and income attributed to production activity (different tax rate), Excluding income derived from intangible assets used for marketing.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s or PE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE or PE will not be required to exclude the marketing income from the PTE’s or PE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE and PE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset.

The company reviews every year whether it meets the conditions of the PTE or PE. The difference for the company is immaterial since it located in development area A.

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

The Company elected to take advantage of the amendment, and during November 2022 has paid NIS 42.5 million ($12.0 million) as a one-time payment, and as a result NIS 591 million (approximately $165.7 million) of the Company’s undistributed exempt income for years 2012 until 2020 are entitled to be distributed as dividend or to be used for any other reason found by the Company without being required to pay additional corporate tax. As a result, the Company is required to invest NIS 32 million (approximately $9 million) in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise. All the amount that was required to invest was invested in 2022.

3)
Corporate tax rate in Israel

The income of Israeli companies, other than preferred income, is taxed in accordance with Israeli tax laws at the regular corporate tax rates. The corporate tax rate is 23% for 2018 and thereafter. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

b.
Subsidiaries outside of Israel

Subsidiaries that are incorporated outside of Israel are assessed for taxes under the tax laws in their countries of residence.

The corporate tax rates of Subsidiaries outside of Israel for the year ended on December 31, 2023 is between 21% to 26.5%.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the US, which provides among others, tax relief measures for businesses including a five-year net operating loss (“NOL”) carry back. As a result, the Company recognized in its consolidated financial statements a receivable tax asset in the amount of $2,894, under current other receivables. During 2022, the Company fully received the tax refund as part of the CARES Act.

As of December 31, 2023, the Company’s subsidiary in U.S has an accumulated tax loss carryforward of approximately $217 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss), under the Tax Cuts and Jobs Act of 2017 (“TCJA”).

Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the company's taxable income in any given tax year. However, the 80% limitation was temporarily removed by the CARES Act, for tax years beginning before January 1, 2021. A full valuation allowance was created against the Company’s subsidiary in the U.S against the deferred tax assets. Management currently believes that it is more likely than not that the deferred taxes generated in U.S will not be realized in the foreseeable future.

c.	Deferred income tax assets

Deferred income tax assets reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2023 and 2022 were as follows:

	December 31
	2023	2022
Deferred tax assets in respect of:

Subsidiaries carryforward losses	58,075	60,229
Other temporary differences	3,112	2,369
Share-based compensation	4,194	5,073
Deferred tax asset in respect to other comprehensive loss	502	2,238
Total deferred tax assets before valuation allowance	65,883	69,909
Valuation allowance	(64,377)	(66,815)
Total deferred tax assets	1,506	3,094

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

d.	Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2023	2022	2021
Income before taxes on income	217,267	201,466	168,002
Theoretical tax expenses at the statutory rate of InMode Ltd.	23%	23%	23%
	49,971	46,337	38,640
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	(31,739)	(29,429)	(37,478)
Different effective tax rates applicable to the Subsidiaries	(1,956)	(1,453)	(2,033)
Valuation allowance	126	130	40
Uncertain tax positions	1,096	303	1,921
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	1,850	1,842	1,838
Amendment to the Investments Law payment - see also note 13a(2)(b)	-	12,017	-
Settlements with the Israeli tax authority net of decrease of related uncertain tax provision	-	10,199	-
	19,348	39,946	2,928

e.
Tax assessments

In February 2022, the Israeli Company settled the 2017-2020 income tax assessment with the Israeli tax authority, paying $1.3 million. also see Note 13a(2)(b).

In December 2022 the Company reached an agreement with the Israeli Tax Authority under which the Company paid on January 2023 NIS 50.2 million (approximately $14.3 million).

As of December 31, 2023, tax assessments of the Israeli Company through tax year 2021 are considered final. In addition, all tax assessments of one of the Company’s subsidiaries in Israel through tax year 2018 are considered final. Another Israeli subsidiary was established in 2022 and therefore does not have any tax year that considered final.

As of December 31, 2023, all tax assessments on the Company’s subsidiary in the United States, through tax year 2019, are considered final.
The other Subsidiaries' open tax years range from 2018-2023.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

f.	Income before income taxes is composed of the following:

	Year ended December 31
	2023	2022	2021
InMode Ltd. and Israeli subsidiaries	211,137	196,354	163,370
Subsidiaries outside of Israel	6,130	5,112	4,632
	217,267	201,466	168,002

g.	Tax expenses (tax benefit):
	Year ended December 31
	2023	2022	2021
Current:
Israel	17,633	38,248	3,829
Subsidiaries	1,864	1,614	(131)
	19,497	39,862	3,698
Deferred:
Israel	(149)	84	(770)
Subsidiaries	-	-	-
	(149)	84	(770)
Total taxes on income	19,348	39,946	2,928

h.
Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits:

	Year ended December 31
	2023	2022
Balance at January 1	303	4,831
Decrease in uncertain tax positions for the previous years	-	(4,831)
Increase in uncertain tax positions for the current year, net	1,096	303
Balance at December 31	1,399	303

The Company does not expect uncertain tax positions to change significantly over the next 12 months.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 14 - ENTITY-WIDE DISCLOSURE:

a.	Revenue

1)	Revenues by geographic area were as follows:

	Year ended December 31
	2023		2022		2021
United States	307,818		298,612		237,263
Europe	62,532		49,274		36,588
Other	121,698		106,385		83,714
	492,048	*	454,271	*	357,565	*

*Revenues are attributed to geographic areas based on the location of customer. No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

2)	Revenues based on products' category were as follows:

	Year ended December 31
	2023	2022	2021
Capital Equipment revenues	412,089	394,212	319,239
Consumables and service revenues	79,959	60,059	38,326
	492,048	454,271	357,565

3)	Revenues based on products' technology were as follows:

	Year ended December 31
	2023	2022	2021
	%
Minimal-Invasive	83	81	72
Hands-Free	8	10	20
Non-Invasive	9	9	8
	100	100	100

4)	The changes in contract liabilities are as follows:

	Year ended December 31
	2023	2022
Balance as of January 1	17,757	16,556
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	12,498	14,987
Revenue recognized that was included in the contract liability balance at the beginning of the period	(15,566)	(13,786)
Balance as of December 31	14,689	17,757
Contract liability presented in non-current liabilities (1)	3,766	3,959
Contract liability presented in current liabilities	10,923	13,798

(1)	As of December 31, 2023, non-current deferred revenue is estimated to be recognized as following: 83% in year 2025 and the rest in year 2026-2027.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 14 - ENTITY-WIDE DISCLOSURE (continued):

b.	Long-Lived Assets

	December 31
	2023	2022
Israel	6,704	3,263
United States	1,789	2,097
Other	3,587	2,011
	12,080	7,371
Other long-term assets*	4,370	4,573
	16,450	11,944

*Consists of non-current accounts receivable, net and other investments

NOTE 15 - RELATED PARTIES:

a.
The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. The Chairman of the Board and Chief Executive Officer of the Company is also a substantial shareholder and board member of Home Skinovations Ltd. and one of the Company’s directors, serves on the board of directors of Home Skinovations Ltd. The Company recorded expenses related to services received and provided from Home Skinovations Ltd. of $99, $332 and $239 for the years ended December 31, 2023, 2022 and 2021, respectively.

In addition, the balance of the accounts payable as of December 31, 2023, 2022 was $0.

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

The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them. The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services received and provided, the Company recorded expenses (income) in the amount of $(30), $123 and $433 for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, the balance of the accounts receivable as of December 31, 2023, 2022 was $0.

1)
The Company’s subsidiaries in North America received marketing services from SpaMedica International SRL, which was amalgamated with an affiliate company into the Company’s major shareholder BoomerangFX International SRL during 2021. Dr. Stephan Mulholland is a beneficiary owner of 100% of the Company's major shareholder BoomerangFX. The Company recorded expenses related to those services in the amount of $172 for the year ended December 31, 2021. Starting from 2022 calendar year, Dr. Stephen Mulholland provides the Company and its subsidiaries certain marketing services as an independent contractor. The Company recorded expenses related to those services in the amount of $636, $723 for the years ended December 31, 2023 and 2022, respectively.

During 2023 Dr. Stephen Mulholland ceased to be a related party.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 15 - RELATED PARTIES (continued):

2)
The Company receives certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of its investment portfolio. The Chairman of the Board and Chief Executive Officer of the Company, is a minor shareholder and a board member of Himalaya Family Office Consulting Ltd. In relation to these services, the Company recorded expenses in the amount of $193, $100 and $90 for the years ended December 31, 2023, 2022 and 2021, respectively.

In addition, the balance of the accounts payable as of December 31, 2023, 2022, was $86, $28, respectively.