Form 20-F
period 2024-12-31
InMode Ltd.
filed 2025-02-04
CIK 1742692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,558,670 Ordinary Shares, par value NIS 0.01 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The above number of Ordinary Shares outstanding does not include a total of 18,025,003 Ordinary Shares held at December 31, 2024, as treasury shares, all of which were repurchased by InMode Ltd.

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

Yes ☐ No ☐

TABLE OF CONTENTS

- i -

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “InMode,” the “Company,” “us,” “we” and “our” refer to InMode Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares;

•	references to “dollars,” “U.S. dollars” and “$” are to U.S. Dollars;

•	references to “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “SEC” are to the U.S. Securities and Exchange Commission; and

•	references to “U.S. GAAP” are to U.S. generally accepted accounting principles.

Forward-Looking Statements

The sections entitled “Item 3. Key Information – D. Risk Factors” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F contain forward-looking statements that are subject to substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Unless otherwise indicated in this Annual Report on Form 20-F, the basis for any statements regarding our competitive position is based on our own assessment and knowledge of the market in which we operate.

These forward-looking statements include, among other things, statements about:

•	our ability to identify and penetrate new markets for our products and technology;

•	our ability to innovate, develop and commercialize our existing and new products and to expand beyond our traditional customer base;

•	our ability to obtain and maintain regulatory clearances;

•	the impact of the political, economic and military instability in Israel and the ongoing Israel-Hamas war on our ability to operate and develop, manufacture and deliver products and components;

•	our expectation regarding the safety and efficacy of our products;

•	the commercial experience of our management team;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our estimates regarding the potential market opportunity for our products;

•	developments and projections relating to our competitors or our industry;

•	our ability to differentiate and distinguish our products from those of our competitors;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our sales and marketing capabilities and strategy in the United States and internationally;

•	the implementation of our business model, strategic plans for our business, products and technology;

•	our ability to attract or retain key personnel;

•	the impact of climate-related events and increasing regulatory requirements and security on our operating costs and business operations;

•	our intellectual property portfolio and position and our ability to protect our intellectual property rights; and

•	our assessment of the impact to us of any third-party litigation claiming patent infringement.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, are not guarantees of future performance or development, and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in the section entitled “Item 3. Key Information – D. Risk Factors,” which could cause actual results or events to differ materially from the forward-looking statements that we make. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s reports made on Form 6-K, which are periodically filed with or furnished to the SEC.

- ii -

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

•
the impact of the political, economic and military instability in Israel and the ongoing Israel-Hamas war and other conflicts in the region could impede our ability to operate and develop, manufacture and deliver products and components and harm our financial results;

•	the impact of actual or threatened tariffs imposed on our products or their respective components;

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

We design, develop, manufacture and commercialize innovative, minimally invasive and non-invasive surgical/medical products. We have developed products that apply our minimally invasive technology in plastic surgery, dermatology, gynecology and ophthalmology. We were established in 2008 and have expanded our product offerings to include fourteen product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF and OptimasMAX. In 2024 we introduced two new platforms, IgniteRF and OptimasMAX.  If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology by user doctors. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, doctors’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing technologies.

To increase our revenues, we must:

•
continue to further penetrate our existing traditional customer base, including plastic and facial surgeons, aesthetic surgeons, dermatologists and obstetricians/gynecologists, or OB/GYNs, and drive recurring revenues by demonstrating to our customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

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

Since inception, we have experienced significant growth in our operations, and the number of our employees has significantly increased since inception. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we will need to continue to grow our business. Continued growth would increase the challenges involved in:

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

We base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to sales for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

•	customer adoption of our products;

•	the willingness of individuals to pay directly for aesthetic medical procedures in light of the lack of reimbursement by third-party payors;

•	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

•	the impact of the political, economic and military instability in Israel and the ongoing Israel-Hamas war;

•	changes in our ability to obtain and maintain regulatory approvals and maintain compliance with applicable regulatory requirements;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or industry;

•	increases in the length of our sales cycle;

•	performance of our independent distributors;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	the impact on our operating costs and business operations by climate-related events and increasing regulatory requirements and security; and

•	the impact of global health crises on our business and general economic conditions.

We rely on a limited number of suppliers, contract manufacturers and logistics partners for our products. A loss of any of these partners or delays at transition points such as harbors, straights and ports could negatively affect our business.

We rely on a limited number of contract manufacturers, suppliers and logistics providers to manufacture and transport our products. Our reliance on a limited number of contract manufacturers for our products increases our risks, since we do not currently have alternative or replacement contract manufacturers beyond these key parties. In the event of interruption from any of our contract manufacturers or suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, our primary facilities are located in Israel. Thus, our business could be affected if one or more of our suppliers, manufacturers or logistics partners are impacted by a natural disaster, an epidemic, the ongoing Israel-Hamas war and other conflicts in the region, or other interruption at a particular location. Interruptions in the development, manufacturing, and shipment of our products, could adversely impact our revenue, gross margins and operating results. Such interruptions may be due to, among other things, temporary closures of the facilities our contract manufacturers, and other vendors in our supply chain; restrictions or delays on transport or the import/export of goods and services from certain ports and harbors that we and our logistics partners use; and local quarantines or work stoppages.

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

Our products compete against products offered by public companies, including AbbVie Inc., Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc. and Sisram Medical Ltd, as well as by private companies, such as Cynosure LLC, Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical aesthetic products, including Botox®, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and laser procedures, which may offer a broader range of medical and non-medical products and technologies that are more readily available to customers at a lower cost. Our ability to compete effectively depends upon our ability to distinguish the Company and our products from our competitors and their products and includes the following factors:

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

International (non-U.S.) sales accounted for approximately 38% of our total revenue for the year ended December 31, 2024. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Asia. If we are unable to do so successfully, our revenue and revenue growth from international operations will be adversely affected.

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

The impact of the ongoing Israel-Hamas war could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

In October of 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During November 2024, a ceasefire in Lebanon was declared. During January 2025, Israel and Hamas have agreed to a Gaza three-phase ceasefire agreement and partial hostage release, the first six-week phase of such ceasefire began on January 19, 2025. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries will actively join the hostilities. The ongoing and revived hostilities in the region, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. The conflict could cause situations where applicable foreign regulatory bodies, such as the FDA, could not be able to visit our third-party manufacturing facilities in Israel in order to review, causing delays. The war could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, there have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the resulting sanctions and any related market disruptions are impossible to predict, they could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Operations in Israel”.

We have limited business in Russia which pose some degree of sanctions risk that cannot be entirely eliminated.

We have a long-standing distribution contract with a Russian distributer which distributes our products in the country and other neighboring countries. Given the nature of our products and our end customers in Russia (typically physicians), our Russia-related business falls within a category of activities with respect to which the sanctions regimes have been historically more permissive and with respect to which there is a relatively lower incidence of sanctions exposure. Furthermore, we are committed, and take measures, to ensure compliance with any applicable Sanctions. However, the sanctions against Russia across various key jurisdictions, including the United States, are extremely dynamic and complex and usually apply on a strict liability basis and sometimes may expose non-U.S. parties to liability or imposition of market restrictions even in the absence of jurisdictional grounds or touchpoints with the country of the governmental authority imposing the sanctions. Accordingly, in the current environment, Russia-related dealings may entail some degree of exposure to sanctions risks that cannot be entirely eliminated.

We outsource almost all of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products on time.

We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on, while we manufacture our laser and intense pulsed light, or IPL, handpieces in-house in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region, including the ongoing Israeli-Hamas war. If the operations of one or more of our subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, finding new subcontractors that meet our manufacturing requirements, comply with regulatory requirements, and are ISO certified could take several months.

Future changes to U.S. income tax or trade policies impacting multi-national companies could materially affect our financial condition and results of operations.

In recent years, the U.S. government has instituted or proposed changes to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multilateral trade agreements and treaties with, and the imposition of tariffs on a wide range of products and other goods from China and other countries. Given our contract manufacturing and logistic providers in those countries, policy or regulations changes in the United States or other countries present particular risks for us.

New or increased tariffs could adversely affect many of our products. There also are risks associated with retaliatory tariffs and resulting trade wars. We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

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

Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product orders to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these forecasts. If our business expands, our demand will increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

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

Outbreaks of contagious disease or other adverse public health developments worldwide could have a material adverse effect on our business, financial condition and results of operations. Outbreaks of contagious disease or other adverse public health developments could affect our business in a number of ways, including but not limited to:

•	Disruptions or restrictions on our employees’ ability to work effectively due to illness.

•
Temporary closures or disruptions at our facilities or the facilities of our customers or suppliers could reduce demand for our products or affect our ability to timely meet our customer’s orders and negatively impact our supply chain.

•	Outbreaks of contagious disease could cause delays or disruptions in our supply chain.

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

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. For example, the CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. Both the CCPA and CRPA are generally more stringent than similar U.S. federal regulations. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are also subject to foreign data privacy and security laws, including the Israeli Protection of Privacy Law of 1981 and the Privacy Protection Regulations (Data Security) 5777-2017, the European Union General Data Protection Regulation, or GDPR, and the United Kingdom GDPR, or UK GDPR. The GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and significant penalties for non-compliance, including potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover.

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Most of our revenues for the years ended December 31, 2024, 2023 and 2022 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

Our patent portfolio consists of fifteen issued U.S. patents, one issued Korean patent and eleven pending patent applications in the United States relating to our technology and products Our pending and future patent applications may not issue as patents or, even if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business and financial results.

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

On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended complaint purportedly brings claims on behalf of purchasers of the Company’s common stock between February 18, 2020 and December 6, 2023, inclusive. The Company’s deadline to respond to the amended complaint is April 1, 2025. The Securities Class Action is in the preliminary stages, and the Company has not yet responded to the amended complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

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

Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive marketing authorization from the FDA unless it is exempt. The FDA marketing authorizations include a 510(k) clearance or premarket approval. A relatively small number of devices may be exempt from 510(k) clearance or may receive marketing authorization through the de novo classification pathway. These processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from 3 to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k)-clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Our future products and enhancements or changes to products may require new 510(k) clearance or premarket approval from the FDA. All products that we currently market in the United States that require an FDA marketing authorization have received 510(k) clearance for the uses for which they are marketed.

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

In addition, the FDA or applicable foreign regulatory bodies may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”). Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include possible plans to sunset certain older devices that were used as predicates under the 510(k)-clearance pathway, and to publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. These proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback prior to publication of any such proposals, and may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

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

A medical device may be authorized by the FDA for marketing through several regulatory mechanisms. The FDA classifies medical devices as Class I, Class II, or Class III, in increasing order of risk. Most of our products are Class I or Class II medical devices. As such, they are either exempt from premarketing authorization requirements or are subject to the 510(k)-clearance process, and all are listed with the FDA pursuant to FDA’s medical device listing requirements.

Under FDA regulations, for each of our products we must only use labeling, including advertising and promotional materials, that is consistent with the specific indication(s) for use included in the FDA exemption regulation, clearance, or approval, which is applicable to the specific product. If the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, seizure, injunction or criminal fines and penalties. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, or exclusion from participation in federal health programs. In each event, our reputation could be damaged and the use of our products in the marketplace could be impaired, or our business could face significant hardship.

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

The price of our ordinary shares has historically fluctuated and has experienced volatility in the past. The market price for our ordinary shares may fluctuate as a result of a number of factors, many of which are beyond our control, including:

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

In addition, the stock prices of companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These fluctuations may be attributed, among other reasons, to the general global economic environment and the instability in markets. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

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

As of December 31, 2024, there are 69,558,670 ordinary shares outstanding (not including a total of 18,025,003 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

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

As a public company whose ordinary shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate ongoing compliance with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our ordinary shares could decline. As of December 31, 2020, we became a “large accelerated filer” beginning from December 31, 2020. We have incurred significant management time and cost complying with the more stringent reporting requirements applicable to “accelerated filers,” including complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

We are subject to legal proceedings that may adversely affect our business, financial condition or results of operations.

We are subject to various litigation claims and legal proceedings including securities class actions and potential derivative claims and proceedings based thereon, personal injury, customer contract, environmental and employment claims. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability and expense material to our consolidated financial condition and consolidated results of operations.

We may be subject to shareholder activism, including proposals or demands by our shareholders to effect changes in our governance, corporate structure or business strategy.

Activist shareholders may seek to influence or control decisions regarding matters such as our operations, distributions, management, compensation or other key aspects of our business or operations.  Such activism could result in significant costs and management distraction, diverting resources away from our strategic priorities. Shareholder activism could give rise to perceived uncertainties as to our future prospects and adversely affect our business, operations, financial condition and stock price.  Additionally, increased activist activity may lead to volatility in our stock price and potentially adversely impact our relationship with investors, customers, employees, and other stakeholders.

U.S. investors in the Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we do not expect to be classified as a PFIC for the current year ending December 31, 2025 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

If we are determined to be a PFIC at any time during which a U.S. Holder (as defined in “Item 10E. Additional Information–Taxation–Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our shares, such U.S. Holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. See “Item 10E. Additional Information–Taxation–Material U.S. Federal Income Tax Considerations to U.S. Holders–Passive Foreign Investment Company Considerations.” U.S. Holders are strongly urged to consult their tax advisors as to whether or not we will be a PFIC.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Even though we may voluntarily elect to comply with Regulation FD and have done so in the past, these exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company.

We would lose our foreign private issuer status if, as of June 30 in any calendar year, a majority of our outstanding shares are held of record by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

Risks Related to Our Operations in Israel

The impact of political, economic and military conditions in Israel, including the ongoing Israel-Hamas war, and the surrounding region could directly affect our business.

Our principal executive offices and research and development facilities as well as our third-party manufacturers are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business.

On the military front, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group that controls the Gaza Strip), Hezbollah (an Islamist militia and political group that controls large portions of southern Lebanon), and with Iranian-backed military forces in Syria and the region. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees and third-party manufacturers are located. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries, and kidnapping of civilians and soldiers, as well as evacuations of tens of thousands of civilians from their homes. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign and the Israel Defense Force (the “IDF”), the national military of Israel, began to call-up reservists for active duty. During January 2025, Israel and Hamas have agreed to a Gaza three-phase ceasefire agreement and partial hostage release, the first six-week phase of such ceasefire began on January 19, 2025. There is no certainty that the subsequent phases of this ceasefire will be agreed and consummated and that the ceasefire will last in the long term.

Several of our employees are subject to military reserve service in the IDF and have been and may be called to serve. Since the war with Hamas broke out and as of the date of this Annual Report, 12 of our employees served in active duty. Military reserve service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran who joined the hostilities against Israel by firing hundreds of drones, ballistic missiles and guided missiles to Israel causing further uncertainty in the region. During November 2024, a ceasefire agreement was reached between Israel and Hezbollah with sporadic breaches. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations, including Hezbollah, the rebels in Syria, Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will actively join or escalate the hostilities.

In addition, in Syria, a country bordering Israel, a civil war is taking place and during December 2024, Syrian Islamist rebel forces seized control of Syria, and the Assad regime collapsed, adding additional instability to the region.

Such hostilities may include terror and missile attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected.

The scope, intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic and political standing, which may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”, followed by additional downgrade from A2 to Baa1 while maintaining “negative” outlook. Any of these implications on Israel’s economy or financial conditions may have a material adverse effect on us and our ability to effectively conduct our business and operations.

Further, as an Israeli company, there is a heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of the ongoing war with Hamas and other conflicts in the region. Although the current war has not materially impacted our business or operations as of the date of this report, any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition and results of operations.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, increased cost of freight, increased insurance costs, and increased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Moreover, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

In addition, the potential of further escalation of Israel-Hamas conflict and other conflicts in the region could cause disruptions to our operations, and a delay in the development, production and shipment of our products and the heightened tension in our relations with various Middle Eastern countries could adversely affect our customer relationships as well as our sales and performance of existing or future contracts, which in turn could adversely affect our operating results, financial conditions and the expansion of our business.  Furthermore, the ongoing Israel-Hamas war and other conflicts in the region and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies.  Although the length and impact of this ongoing conflict are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices and supply chain disruptions. For more information about the impact of the Israel-Hama war on our operations and financial results, please see “Item 3. Key Information – D. Risk Factors–Risks to Our Business and Industry”.

Finally, on the political front, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among other things, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in the securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. To date, these initiatives have been substantially put on hold, but if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of the ongoing and revived hostilities in the region, the ongoing Israel-Hamas war or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Although Israel had signed bilateral peace agreements with several Middle Eastern countries for forging new economic ties with them, the performance of such bilateral peace agreements could be adversely affected by the going and revived hostilities in Israel region, which has caused a substantial strain on Israel’s regional relations with a number of Middle Eastern countries, such as Egypt and Jordan whose relations with Israel had long been cold but worsened since the outbreak of the war.  The restrictive laws and policies and the actions by boycott activists, if become more widespread and successful, and the fast-moving changes to Israel’s geopolitical relations as a result of the war, may seriously limit our ability to sell our products in these countries and may have an adverse impact on our operating results, financial conditions or the expansion of our business.

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

We are incorporated in Israel and our corporate headquarters is located in Israel. Many of our executive officers and directors reside outside of the United States, and a significant portion of our assets and the assets of certain of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of ordinary shares above specified thresholds, requires special approvals for transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association contain provisions that may make it more difficult to acquire us, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax obligations. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. See “Item 10E. Additional Information–Taxation–Israeli Material Tax Considerations” for additional information. These provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares.

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

Since we are incorporated under Israeli law, the rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law, including the Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees–Board Practices–Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated as a limited liability company in the State of Israel on January 2, 2008, and operate under its laws. In November 2017, our corporate name was changed from Invasix Ltd. to InMode Ltd. Our registered office is located at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel. The phone number of our registered office is +972-4-9096313. Our wholly‑owned subsidiary, Invasix Inc., a Delaware corporation, acts as our agent for service of process in the United States and is located at 17 Hughes Irvine, California 92618. The phone number for Invasix Inc. is 949-387-5711.

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

Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $$0.7 million, $0.8 and $1.6 million, respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2025 to be up to $1 million and to be financed from our existing cash and cash equivalents.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including InMode, that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.inmodemd.com. Our periodic filings are available, free of charge (other than an investor’s own Internet access charges), on our website soon as reasonably practicable after we electronically file or furnish such material with the SEC. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

B. Business Overview

Overview

We are a leading global provider of innovative, energy-based, minimally invasive surgical medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s wellness. We have developed and commercialized products utilizing medically accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies—(i) Radio Frequency Assisted Lipolysis, or RFAL; (ii) Deep Subdermal Fractional RF; (iii) Simultaneous Fat Destruction and Skin Tightening; and (iv) Deep Heating Collagen Remodeling for skin and human natural openings – represent a paradigm shift in the minimally invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring, ablative skin rejuvenation treatments and treatment of Genitourinary Syndrome of Menopause (GSM). Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other surgical options by delivering surgical-grade results under local anesthetics while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat destruction and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high-power IPL technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.

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

We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched fourteen product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF and OptimasMAX. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

Our focus on innovation has resulted in a strong track record of sustained new and next-generation product development. We believe our ability to bring new products to market and continuously innovate is a distinct competitive advantage.

We expect that the new product platforms will complement our existing portfolio of products, allowing us to increase our offerings to existing customers and attract new customers. We believe that introducing new product platforms is important in order to satisfy consumer demand and respond to evolving technological developments and consumer needs.

In response to customers’ desires to enhance and expand their offering of our aesthetic and wellness office-based procedures, we are developing additional RF energy-based platforms, handpieces and applicators targeted towards several medical specialties.

•
For ENTs, we are in the initial stage of developing a new platform and handpieces that we believe will provide patients with a medical treatment solution for snoring and rhinitis. The handpiece for treatment of turbinates is based on our Deep Subdermal Fractional RF technology and is expected to contract the turbinate to enable free breathing. This platform and handpiece is in the concept design phase.

•
For urologists, we bring to the market a device using RF energy to treat ED (Erectile Dysfunction). We registered a patent application to protect our technological concept, and we believe that our technological concept will work well for this indication but much more research and development is needed.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date,  95 third-party clinical studies have been completed and ten third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of over 100 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue decreased to approximately $394.8 million for the year ended December 31, 2024, from approximately $492.0 million for the year ended December 31, 2023 and from approximately $454.3 million for the year ended December 31, 2022. For the years ended December 31, 2024, 2023 and 2022, we recorded a gross margin of approximately 80%, 84% and 84%, respectively, and net income of approximately $181.3 million, $197.9 million and $161.5 million, respectively. Our principal market is in the U.S., where our revenue decreased to approximately $244.8 million for the year ended December 31, 2024, from approximately $307.8 million for the year ended December 31, 2023 and from approximately $298.6 million for the year ended December 31, 2022. Outside of the U.S., our revenue decreased to approximately $150.0 million for the year ended December 31, 2024, from approximately $184.2 million for the year ended December 31, 2023 and from approximately $155.7 million for the year ended December 31, 2022.

Regarding U.S. revenues for the years ended December 31, 2024, 2023 and 2022, we derived approximately $223.7 million, or 92%, $264.7 million, or 86% and $253.8 million, or 85%, of our total U.S. revenues from the sale of minimally invasive platforms. We derived approximately $15.2 million, or 6%, $33.9 million, or 11% and $35.8 million, or 12%, respectively, of our total U.S. revenues from the sale of hands-free platforms, and approximately $5.9 million, or 2%, $9.2 million, or 3% and $8.9 million, or 3%, respectively, of our total U.S. revenues from the sale of non-invasive platforms.

We have 35 FDA clearances and, in addition to the United States, where we have an installed base of over 11,860 product platforms, we are permitted to sell our products in most countries. As of December 31, 2024, we sell and market our products in the United States, Canada, United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia and India through a direct sales force (including distributor sales managers) of approximately 267  representatives. We also sell and market our products through over 60 distributors in over 85 countries. As of December 31, 2024, we had a global installed base of approximately 27,090 product platforms capable of running various multi-use applicators and utilizing minimally invasive consumables.

Our Solution

Key benefits of our minimally invasive surgical aesthetic and medical treatment solutions include:

•
Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

•	Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications and typically reduces cost.

•	Minimally invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

•	Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including over 100 peer-reviewed publications.

•	Differentiated, RF energy-based technology simultaneously destroys fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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

Our BodyTite, EmbraceRF and IgniteRF platforms, and the BodyTite, FaceTite and QuantumRF handpieces rely on our proprietary RFAL technology. To date, there have been more than 280,000 successful RFAL procedures conducted with positive clinical results using our BodyTite, EmbraceRF and IgniteRF platforms, and the BodyTite, FaceTite and QuantumRF handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

Figure 1: RFAL mechanism of action.

Deep Subdermal Fractional RF

Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. Our deep subdermal fractional RF can be applied to both face and body. Our Morpheus8, Morpheus8 Body, Morpheus Burst and Morpheus8 V handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Embrace RF, Optimas, IgniteRF, OptimasMAX , EmpowerRF, Envision and Define platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

Figure 2: Deep Subdermal Fractional RF mechanism of action.

Simultaneous Fat Destruction and Skin Tightening

Our Simultaneous Fat Destruction and Skin Tightening proprietary technology combines vacuum and bipolar RF energy with high and low amplitudes to both permanently destroy adipose tissue and contract the skin. We believe our Simultaneous Fat Destruction and Skin Tightening technology is the first and only RF-based, non-invasive body contouring technology that permanently destroys adipose tissue. Our BodyFX handpiece and MiniFX handpiece utilize our Simultaneous Fat Destruction and Skin Tightening technology to address problematic fatty tissue in larger body areas such as the abdomen, back and thighs.

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

Pulse/Continuous Bipolar RF

Continuous Bi-polar RF is electrical energy in the RF spectrum (1 MHz) that results from the flow of an electric charge between two electrodes. This conducted energy increases ion movement in the tissue and generates kinetic energy that is transformed to thermal energy (heating). In turn, this thermal energy causes controlled damage to the tissue and triggers a natural healing mechanism and tissue-renewal resulting in tissue tightening and remodeling. The distance between the electrodes allows for control of the depth of penetration of the bi-polar RF energy into the tissue. The distance between the electrodes is chosen based on the particular treatment and according to the tissue to be treated (generally varies between a few millimeters to 3-4 centimeters). Bi-polar RF can be delivered to the tissue in one of two modes: either pulse or continuous. In pulse mode, pulse duration is pre-determined and RF energy automatically stops. In continuous mode, the RF energy is delivered uninterrupted into the tissue for as long as the operator deems appropriate. As part of the design, continuous bi-polar RF energy allows real-time measurement of the patient’s skin temperature. This allows our products to provide real-time feedback to the operator throughout the treatment process and enhances overall safety and efficiency. All of our RF platforms (both existing and expected) and RF handpieces (both minimally and non-invasive) have both pulse bi-polar RF and continuous bi-polar RF capabilities. Our proprietary RFAL-based products (such as our BodyTite and IngiteRF platforms with BodyTite, FaceTite and QuantumRF handpiece) and Deep Heating Collagen Remodeling based products (such as our Forma and Plus handpieces) primarily utilize the continuous bipolar RF feature. Our proprietary Deep Subdermal Fractional RF based products (such as our Morpheus8 and Moprheus8 Burst handpieces) and Simultaneous Fat Destruction and Skin Tightening products (such as our BodyFX and Mini FX handpieces) primarily utilize the pulse feature depending on the procedure and target result. Figure 3 below shows how RF energy is delivered through the handpiece by an electric charge between two electrodes continuously into the tissue.

Figure 3: Pulse/Continuous Bi-polar RF mechanism of action.

Non-invasive Medical Aesthetic Technologies

In addition to our proprietary minimally invasive solutions, we continue to develop innovative non-invasive medical aesthetic solutions, including:

•
Simultaneous non-invasive fat destruction and skin tightening. We believe our technology is the first and only RF-based, noninvasive body contouring technology that permanently destroys adipose tissue while simultaneously contracting the skin. This technology addresses problematic fatty tissue in large body areas such as the abdomen, back and thighs. Customers use this technology with the Contoura platform and the BodyFX and MiniFX handpieces.

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

•
High-power Intense Pulsed Light. Our high-power IPL is a breakthrough technology that delivers up to three times more energy than typical IPL devices within the 500 to 600 nanometers, or nm, range to improve efficacy for vascular and pigmented lesions. It is optimized to treat a variety of skin types and conditions in a single session. Customers use this technology with the Optimas and the OptimasMAX platforms and the Lumecca handpiece.

•
Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting non-invasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, OptimasMAX, Votiva, Define, Contoura, Evoke and EvolveX hands-free platforms and EmpowerRF for women’s wellness, as well as the Envision.

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

iii.
Open house workshops organized by us, wherein a new physician invites this patient base and we assist them in “kick starting” marketing efforts. These events typically secure significant procedural revenues for the physician.

In addition, we offer ongoing livestream classes for customers where they can observe and interact in real-time with both our training staff and highly qualified physician instructors on a regular basis. Advanced training is also available for physicians who choose to expand their education on highly skilled procedures, including non-excisional breast lifting or brachioplasty. We are continuing to build a library of on-line instructional videos as both a reference tool and to expand physicians’ procedural offerings. We also provide support to help customers educate and engage patients about the new minimally invasive procedures available to them through our In-Practice program. This program provides hands-on, personalized marketing support for customers’ practices including signage, educational collateral, digital marketing and advertising assets. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetics industry.

Our Competitive Strengths

We attribute the growing commercial success of our various platforms and products to the following:

•
Pioneer of the minimally invasive aesthetic solutions market. We believe our proprietary technologies represent a paradigm shift in the minimally invasive and surgical aesthetic solutions market. We believe our technologies and products demonstrate numerous performance advantages over other aesthetic options and enable physicians and patients to obtain results that previously could only be generally achieved with more expensive and invasive surgical procedures. Our RF proprietary energy-based technology simultaneously destroys fat and tightens skin, overcoming many of the limitations of other surgical, minimally and non-invasive procedures, positioning us to address unmet patient needs and expand the addressable patient population for aesthetic solutions. Unlike many of our competitors, our technology is not exclusively laser-based or limited to superficial treatment of the skin. Instead, we have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling.

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

•
Broad regulatory approvals supported by extensive clinical data. We have 35 FDA clearances and in addition to the United States, are permitted to sell in United States, Canada, United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia and India. To date, we also have a portfolio of over 100 peer-reviewed publications and there are over 95 completed and 10 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, EvolveX, Morpheus8, AccuTite and QuantumRF). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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

•
Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors in addition to our subsidiaries network in the United Kingdom, Spain, Italy, France and Germany.

•	Latin America: We plan to strengthen our network of exclusive distributors in all countries in Latin America.

•
Asia-Pacific: In addition to our direct sales presence in India, Australia and Japan, we may also establish direct sales presence in China through our fully-owned subsidiary in China, Guangzhou InMode Medical Technology Ltd., as well as enhance our network of exclusive distributors in all other countries in Asia.

•
Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Since inception, we have sold over 3.4 million consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

•
Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, noninvasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of SUI (stress urinary incontinence), vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments and other GSM symptoms, snoring and rhinitis treatments, dry eye and eyelid treatments, TMJ (Temporomandibular Joint Disorders) and ED (Erectile Dysfunction).

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

Minimally Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite	Body Contouring (MI)
			FaceTite	Face Contouring (MI)
			NeckTite	Neck Contouring (MI)
			AccuTite	Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Morpheus8	Skin Rejuvenation (MI)
Optimas MAX		2024	Forma Lumecca DiolazeXL Vasculaze	Skin Rejuvenation (NI)
				Skin Rejuvenation & Pigmentation (NI)
				Hair Removal (NI)
				Vascular Lesion (NI)
				Facial Wrinkles and Texture (MI)

EmbraceRF	Bipolar RF	2018	FaceTite	Face Remodeling (MI)
			Morpheus8	Facial Wrinkles and Texture (MI)
			AccuTite	Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV	Women’s Wellness (MI)
				Women’s Wellness (NI)
Morpheus8	Bipolar RF	2021	Morpheus8	Face and body fractional RF treatment (MI)
			Morpheus8 Body
Envision	Bipolar RF and IPL	2023	Forma i Lumecca I Morpheus8	Treatment of dry eyes Facial Rejuvenation
Morpheus8 Burst	Bipolar RF	2024	Morpheus8 Burst Morpheus8 Burst Deep	Face and body fractional RF treatment (MI)
EmpowerRF	Bipolar RF and EMS	2021	FormaV, Morpheus8V, VTone, Aviva	Women’s Wellness (MI)
IgniteRF	Bipolar RF	2024	QuantumRF	Body and face contouring (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX	Body Contouring
			MiniFX	Face/Neck Contouring
			Plus	Skin Tightening
Triton	Laser	2018	Triton Duo Light	Hair Removal
			Triton Duo Dark	Hair Removal

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
EvolveX	Bipolar RF EMS	2021	Tite (HF)	Skin Tightening
			Transform (HF)	Body Contouring
			Tone (HF)	EMS
Evoke	Bipolar RF	2020	Cheek (HF)	Skin Rejuvenation
			Chin (HF)	Skin Rejuvenation
Define	Bipolar RF	2023	Cheek (HF) Chin (HF)	Skin Rejuvenation Skin Rejuvenation

*	“MI” = Minimally Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

In addition to the products described above, prior versions of our products continue to be used by customers. Outside of the United States, we also offer some alternative versions of our aesthetic treatment solutions, in some cases under different trademarks, which are tailored to the specific preferences and needs of certain countries and regions.

Components of Our Products

Each of our products consists of the following components:

•	platform;

•	one or more handpieces or hands-free applicators;

•	One-time disposable handpiece or tip; and

•	our proprietary software.

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

Handpieces and Hands-Free Applicators

Our handpieces and hands-free applicators are used to apply the energy to the patient treatment area. The handpieces and hands-free applicators are designed for specific targeted body areas, type of energy to maximize treatment safety and efficacy for specific treatment. Certain of our handpieces and hands-free applicators have a contained thermal field that ensures a controlled and safe treatment through our Acquire, Control and Extend, or ACE, technology. Our ACE technology ensures that no areas are under- or over-treated using therapeutic temperatures safely and efficiently. Built-in safeguards, including real time measurements of skin temperature, impedance monitoring, power cut-off and audible feedback, help ensure patient safety throughout the procedure. A number of our handpieces and hands-free applicators are, or contain, one-time use applicators, or consumables, which must be replaced following each treatment.

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

QuantumRF 10 and QuantumRF25 – The minimally invasive disposable handpieces for minimally invasive treatment of face and body for simultaneous treatment of destroying fat and skin tightening. The QuantumRF handpieces are operated on the IgniteRF platform.

Fractora – The minimally invasive Fractora handpiece, introduced in 2011, uses customizable fractional energy and superficial fractional resurfacing for subdermal adipose tissue remodeling. The handpiece offers two treatment depths (skin surface and subdermal) and is safe on all skin types including type IV. The consumable applicator tip contains 24-coated pins with a length of up to 4mm.

Morpheus8/Morpehus8 Body/moprheus8 Burst/Noprheus8 Deep/Morpheus8V – The minimally invasive Morpheus8 and Morpheus8 Body handpieces use RF energy for subdermal adipose tissue remodeling, which is programmable by the user according to treatment area. The handpieces offer treatment depth up to 7mm. The upper part of the needle and external electrodes are coated with a polymer to prevent skin surface thermal damage while delivering RF energy into the subdermal space.

Non-Invasive

BodyFX/MiniFX – The non-invasive BodyFX and MiniFX handpieces, introduced in 2013, combine vacuum and bipolar RF energy with high and low amplitudes to both permanently destroy adipose tissue and contract the skin. The BodyFX handpiece, intended for use on various parts of the body, comprises a vacuum cavity with a size of 1.36in x 1.2in. The MiniFX handpiece, better suited to address problematic fatty tissue in smaller areas, comprises a vacuum cavity with a size of 1.24in x 0.87in.

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

Forma I – The non-invasive handpiece introduced in 2022 for treatment of peri-orbital and meibomian glands, and for dry eye indication by Health Canada. The energy level is similar to Forma, and the spot size is 10 sq. millimeters.

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

Lumecca  Peak – The non-invasive Lumecca  and Lumecca Peak handpiece, introduced in 2015 and 2024, are IPL handpieces optimized for both light and dark skin that uses a xenon flash lamp to deliver filtered optical energy in the 515nm to 1200nm range for light skin treatment and 580nm to 1200nm range for darker skin. Lumecca is intended for treatment of superficial vascular and pigmented lesions. The handpiece covers a spot size of 30mm x 10mm with a peak optical power of 10,000 watts.

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

Cheek – The non-invasive Cheek, introduced in 2020, is a hands-free device containing eight applicators that is mounted on the face and designed to be used with the Evoke platform or Define platform. The mechanism of action is similar to the Forma handpiece, but works automatically on both sides of the face without the assistance of a physician or technician.

Chin – The non-invasive Chin, introduced in 2020, is a hands-free device containing two applicators that is mounted on the chin and designed to be used with the Evoke platform or Define platform. The mechanism of action is similar to the Forma handpiece, but works automatically on the chin without the assistance of a physician or technician.

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

Face and Body Contouring

Minimally Invasive

Generally performed by a physician, RFAL delivers directional RF energy into a patient’s subcutaneous fat to coagulate and liquefy adipose tissue and heat the subcutaneous fibrous septa, resulting in substantial collagen contraction of the subdermal space. RF energy is delivered through an innovative handpiece comprised of two electrodes. The internal electrode is inserted into the fat layer, while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula passes through the subcutaneous fat, while the external electrode slides over the skin’s surface. The small conductive tip of the cannula concentrates RF energy in the subcutaneous fat, liquefying it and simultaneously contracting the fiber septa. This liquefied fat can then be removed from the body. Our RFAL technology can be administered on all regions of the body and typical treatments are approximately 30 to 90 minutes each under local anesthesia. We received 510(k) FDA clearance for our RFAL technology in 2016. Users conduct minimally invasive face and body contouring using RFAL technology with the BodyTite and Embrace platforms and BodyTite, FaceTite and AccuTite handpieces. In 2024, we introduced the IgniteRF platform with the QuantumRF handpiece which is also based on RFAL technology and received 510 K FDA clearance for the QuantumRF in 2024.

Generally performed by a physician, Deep Subdermal Fractional RF, delivers RF energy into the subcutaneous adipose tissue to depths of up to 4mm through an array of coated needles producing localized heat and matrix of small lesions in the subcutaneous fat. The heat generated by the pins in the subdermal tissue promotes connective tissue restructuring. As a result, physicians can offer a versatile fractional treatment creating a three-dimensional collagen contraction and subdermal fat coagulation. The deep fractional remodeling is used when fat layer is not thick enough to use RFAL technology or when patient wants only superficial result. Deep Subdermal Fractional RF can be used for wrinkle reduction, skin tightening and treatment of cellulite appearance. In addition to reshaping, Deep Subdermal Fractional RF provides long-term results for inflammatory acne by coagulating enlarged sebaceous glands. The most common areas of treatment are the face and neck. Patients generally receive between one to three treatments for approximately 30 minutes each. Treatments are typically spaced two to three weeks apart. We received two 510(k) FDA clearances for Fractora in 2011 and 2016, and 510(k) FDA clearance for the Morpheus8 in 2019. In addition, we received 510K clearance for Morpheus8soft tissue coagulation/contraction in 2024.  Customers use this technology with the BodyTite, Embrace, IgniteRF, Votiva, Empower, Optimas and OptimasMAX  platforms.

Non-Invasive

Handpieces: Administered by physicians and other aesthetic practitioners, our differentiated fat reduction solution is based on skin shaping using a vacuum and delivering both low amplitude bipolar RF energy for gentle deep tissue heating and high amplitude RF energy to simultaneously destroy fat and tighten skin. The handpiece is placed over the desired area of the body and vacuum energy shapes the skin into the cavity for safe and effective RF energy delivery allowing greater volumes of fat to be treated (up to 2.5cm in depth). Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body. Patients generally receive six treatments for approximately 10 to 20 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for this technology in 2013. Users conduct non-invasive face and body contouring with the Contoura platform using the BodyFX or MiniFX handpieces.

Hands-Free

Hands-Free Applicators: Applied by physicians and other aesthetic practitioners, our differentiated skin tightening, fat reduction and muscle stimulation solution is based on bipolar RF and EMS technologies, delivered through a set of hands-free applicators mounted or placed over the body or face. The setup of the parameters is determined by a doctor. Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body and face. Patients generally receive three to six treatments for approximately 30 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for the Evoke and Evolve in 2019. In 2021 we received 510(k) FDA clearance for the EvolveX which replace the Evolve platform. Users conduct hands-free face and body contouring with the Evoke and EvolveX platforms using the Transform, Tite and Tone hands-free applicators for the EvolveX, and Cheek and Chin hands-free applicators for the Evoke and Define.

Medical Aesthetics

Skin Rejuvenation/Vascular & Pigmented Lesion Treatment

Generally performed by a physician or other aesthetic professional, different types of energy and treatments are provided depending on the handpiece. The application of JPL energy enables the improvement of photo damage, as well as other pigmented abnormalities and superficial vascular lesions. A 1064nm laser is used for the treatment of larger and deeper veins. Patients often see results after a single treatment but typically two to three treatments of approximately 15 minutes each are recommended. Treatments are typically spaced two to four weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in 2013 and for hair removal and permanent hair reduction in 2017 and 2018, respectively. Users rejuvenate the skin with the Optimas and OptimasMAX platforms using the Vasculaze, Lumecca and Lumecca Peak  handpieces.

Sub-Necrotic Thermal Tissue Remodeling

Administered by physicians and other aesthetic practitioners, the application is based on uniform and deep heating of the skin and subdermal layer using bipolar RF energy. The handpiece is moved over the desired area of the treatment area, while maintaining the designated temperature for the predetermined time for safe and effective collagen remodeling. Subsequently, temperature-controlled RF energy is applied automatically to heat tissue uniformly to 42°C to 43°C. The Forma handpiece is utilized to target fat and heats the tissue to depths of up to 4.5mm while the Plus handpiece is used for larger body areas and provides effect up to 6mm in depth. Patients generally receive six treatments for approximately 10 to 20 minutes each. Treatments are typically spaced one to two weeks apart. We received three 510(k) FDA clearances for this technology in 2014, 2016 and 2017. Users conduct facial treatment with the Optimas and OptimasMAX platforms using the Forma handpiece and body contouring with the Contoura platform using the Plus handpiece.

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

Women’s Wellness

We have two platforms for women’s wellness: the Votiva and the EmpowerRF. Procedures with these platforms are performed by a physician. Depending on the handpiece, the administration of bipolar RF energy or subdermal heating is applied to gently warm and massage the internal vaginal tissue (FormaV), the external vaginal tissue (Morpheus8V), or to deliver uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introitus and perineal body (Aviva procedure administered by the AccuTite handpiece), and pelvic floor muscle restoration (with VTone). Depending on the treatment type, patients typically receive between two to three treatments of approximately 15 minutes each. Treatments are typically spaced two to three weeks apart. We received 510(k) FDA clearance for FormaV for certain indications in 2017. In July 2018, we received a letter from the FDA seeking information as to the regulatory basis for marketing of our FormaV handpiece based on our promotion and labeling of this device for use in certain women’s wellness conditions and procedures. We timely responded to the FDA by immediately altering the wording of our promotional and labeling materials, and we submitted a response letter in August 2018 answering the FDA’s questions and advising the agency that we had modified our promotional and labeling materials to remove certain statements regarding uses of our products for conditions and procedures that were questioned by the FDA in the agency’s informational request letter. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continues to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims. We have received no further communications from the agency regarding this matter.

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

We currently sell and market our products in the United States, Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxemburg, Italy, Germany, Austria, Japan, Australia and India, through a direct sales force of approximately 260 representatives. We also sell and market our products through over 60 distributors in over 85 countries. Our U.S. sales efforts are headquartered in Irvine, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States will continue to increase.

In international markets, to complement our direct sales force in Canada, the United Kingdom, Spain, Portugal, France, Belgium, Luxemburg, Italy, Australia and India, we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2024, we had an international sales management team of seven employees supporting over 60 independent distributors. The percentage of our revenues from customers located outside of the United States for each of the years ended December 31, 2024 and 2023 was 38%, and 37%, respectively. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in service and demonstration equipment and marketing, and to attend certain exhibitions and industry meetings.

Service and Support

We support our customers with a range of services, including business and practice development consulting and product service and maintenance.

We service our products in three service centers: (1) the U.S. market is serviced through our facility in Irvine, California, (2) the Canadian market is serviced through our facility in Toronto, Canada, and (3) the rest of the world is serviced through our distributors and our facility in Yokneam, Israel. In the event of a technical malfunction, our customers first contact us (if in the United States or Canada) or our distributors (if outside of the United States or Canada) telephonically. If a product requires service or repair that cannot be addressed telephonically, we or our distributors ship a temporary “loaner” system to the customer as soon as possible, often overnight. This unique “loaner” system reduces any product downtime and associated lost revenues for the physician. We then arrange for shipment of the out-of-order product to one of our service centers in the United States or Canada. Outside the United States or Canada, the product is sent to our distributors or our facility in Israel. Either we or our distributors quickly repair the product and ship it back to the customer. We have designed our products in a lightweight, modular fashion to enable quick and efficient service and support. Specifically, we build our platforms to be less than 35 kilograms in weight to ensure acceptance by traditional, commercial third-party logistics providers for next-day delivery of replacement products without requiring specialized shipping procedures. We believe our depot service and support model provides for more efficient and less costly operations.

Our standard warranty term is 12 months, however, certain products are sold with multi-year warranties. Our standard warranty covers parts, labor, participation in our loaner program and a white glove, door-to-door, shipping service for expedited repair service, and can be extended for an additional charge. We believe that we have a significant opportunity to increase our recurring customer revenue by increasing the number of our customers that enter into service contracts and extended warranties for our systems. All of our distributors have a service department and are required by us to maintain a full inventory of spare parts. All service staff is trained by our service department in Israel.

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

The contracts we have with our main manufacturing subcontractors (Flex and Medimor) do not have minimum purchase requirements and allow us to purchase end products entered into on a purchase order basis. Under these contracts, our manufacturing subcontractors provide manufacturing services pursuant to our written specifications. These manufacturing services include labor, materials, testing, packaging and delivery, as well as allocating production and storage space within their facilities for our products. Pricing under these contracts is reviewed between us and the manufacturing subcontractors every three months. These contracts typically have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturing subcontractor provide three months written notice prior to the expiration of the term. To date, we have not experienced any significant manufacturing delays. These contracts can be terminated by either party, without cause, with four to six months prior written notice.

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

As of December 31, 2024, we hold 14.78% ownership interest on an as-issued basis and 11.23% ownership interest on a fully diluted basis of Medimor.

Research and Development

Our research and development activities are conducted internally by a team of 43 research and development staff based mainly in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We have a number of new projects and products under development. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening, and (iv) Deep Heating Collagen Remodeling, and developing new technologies.

Our research and development expenditures for the years ended December 31, 2024 and 2023 were approximately $13.1 million and $13.4, respectively.

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

Patents and Patent Applications

As of February 4, 2025, we own fifteen issued U.S. patents and one issued Korean patent. As of February 4, 2025, we have filed eleven patent applications that are pending in the United States Patent and Trademark Office. Our issued U.S. patents are projected to expire between 2027 and 2042 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

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

On October 11, 2023, we filed a complaint of patent infringement against BTL Industries Ltd. (“BTL”) in the United States District Court, Central District of California, alleging that BTL infringed our U.S. patent no. 8961511. In December 2024, the litigation was transferred to the District of Massachusetts, and BTL has filed an answer to our complaint.  On April 10, 2024, BTL filed a petition for inter partes review (IPR) before the Patent Trial and Appeal Board of the United States Patent Office, and the Board instituted review of the patent on October 8, 2024. BTL has filed a motion to stay the district court case pending the IPR proceeding, which motion currently is pending.

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

We also filed for protection available under trademark law. As of December 31, 2024, we own 16 registered trademarks in the United States and we own at least 38 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least 6 pending foreign trademark applications. We also have 9 trademark applications in the United States pending for “Define by InMode”, “Fusion Dark”, Fusion Light”, and “QuantumRF”.

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

Competition

Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by public companies, including AbbVie, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc. and Sisram Medical Ltd., as well as by private companies, such as Cynosure LLC/Lutronic, Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. and Merz Pharma Group. Our products compete against conventional medical products, including Botox®, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, which are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.

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

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States requires 510(k) clearance or premarket approval. The FDA classifies medical devices into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. All of our current products are Class II devices subject to the 510(k) clearance requirements.

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

Over the last several years, the FDA has proposed reforms to its 510(k)-clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k)-clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FFDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k)-clearance pathway and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

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

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF/IgniteRF), Optimas, Votiva, Contoura, Triton, EmbraceRF, Morpheus8, EvolveX, Define and Evoke platforms:

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Define	Radiofrequency (RF)	Cheek Chin Forma MiniFX Morpheus8
K242598 (11/24/2024)

The Define System with the Cheek and Chin Applicators is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

The Define System with the Forma Applicator is intended for the relief of minor muscle aches and pain, relief of muscle spasm, and for the temporary improvement of local blood circulation.

The Define System with the MiniFX Applicator is intended for the relief of minor muscle aches and pain, relief of muscle spasm, for the temporary improvement of local blood circulation and for the temporary reduction in the appearance of cellulite.

The Define System with the Morpheus8 Applicator is intended for use in dermatologic procedures where coagulation/contraction of soft tissue or hemostasis is needed. At higher energy levels greater than 62 mJ/pin, the use of the Morpheus8 Applicator is limited to Skin Types I-IV.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode RF / IgniteRF	Radiofrequency (RF)	QuantumRF 25 minimally invasive handpiece QuantumRF 10 minimally invasive handpiece	K240780 (07/24/2024) InMode RF/IgniteRF platform with the FaceTite or BodyTite is indicated for use in dermatologic procedures where coagulation/contraction of soft tissue or hemostasis is needed.
InMode system with Morpheus8 90 applicators (coagulation/contraction of software tissue)	Radiofrequency (RF)	• The standard Morpheus 8 90 Applicator is limited to use with the Morpheus8 90 tip head.
K240017 (06/13/2024)

The InMode System with the Morpheus8 90 Applicator is intended for use in dermatological procedures where coagulation/contraction of soft tissue or hemostasis is needed. At higher energy levels greater than 62 mJ/pin, the use of the Morpheus8 Applicator is limited to Skin Types I-IV.

InMode RF / IgniteRF	Radiofrequency (RF)	BodyTite Turbo minimally invasive handpiece FaceTite Turbo minimally invasive handpiece	K233642 (03/20/2024) InMode RF/IgniteRF platform with the FaceTite or BodyTite is indicated for use in dermatologic procedures where coagulation/contraction of soft tissue or hemostasis is needed.
Evolve system with the Transform applicator	Sequential RF/EMS	Transform
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
•     Maintaining or increasing range of motion
•     Immediate postsurgical stimulation of calf muscles to prevent venous thrombosis

The Transform Applicator in TENS mode is intended for:

•     Symptomatic relief and management of chronic, intractable pain
•     Post-surgical acute pain
•     Post-trauma acute pain

Additionally, the Transform Applicator in sequential RF/EMS mode is intended for:

•      Non-invasive lipolysis (breakdown of fat) of the abdomen.
•      Reduction in circumference of the abdomen

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
InMode system with Morpheus8 applicators (coagulation/contraction of software tissue)	Radiofrequency (RF)	• The standard Morpheus 8 Applicator is limited to use with the 12, 24 & T tip heads. • The Morpheus 8 Body Applicator is limited to use with the 40-tip head.
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

The InMode Multi System with the IPL Applicator is indicated for:

•     IPL Applicator with wavelengths (515-l200nm) is indicated for use for the following treatments: The treatment of benign pigmented epidermal lesions, including dyschromia, hyperpigmentation, melasma, ephelides (freckles); The treatment of benign cutaneous vascular lesions, including port wine stains, facial, truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, poikiloderma of Civatte, superficial leg veins and venous malformations.

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
•     FaceFX (WMFace) Applicator is intended for use in dermatologic procedures, for noninvasive treatment of mild to moderate facial wrinkles and rhytids.

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

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
EmFace (Evoke)	Radiofrequency (RF)	Cheek Chin
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

InMode RF / Bodite / EmbraceRF	Radiofrequency (RF)	Bodyrite minimally invasive handpiece for thick body areas (>20mm)
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

InMode RF / EmbraceRF	Radiofrequency (RF)	FaceTite	K151793 (02/19/2016) The InMode RF/EmbraceRF platform with the FaceTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
Optimas / InMode RF	Radiofrequency (RF)	Fractora (60 pin tip)	K102461 (06/02/2011) The Optimas/InMode RF platform with the Fractora 60 pin tip handpiece is indicated for use in dermatological procedures requiring ablation and resurfacing of the skin.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Optimas / InMode RF / EmbraceRF	Radiofrequency (RF)	Fractora (24 pin tip) FractoraV
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
K123860 (04/02/2013)

The Optimas platform with the Lumecca 515 and Lumecca 580 handpieces is indicated for:

•     the treatment of benign pigmented epidermal lesions, including dyschromia, hyperpigmentation, melasma, ephelides (freckles); and
•     the treatment of benign cutaneous vascular lesions, including port wine stains, facial truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, poikiloderma of civatte, superficial leg veins and venous malformations.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Triton / Optimas	Laser	DiolazeXL
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
f (07/12/2016)*

The InMode Plus90 (Votiva) platform with the Forma V handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

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

Federal Communications Commission and other U.S. governmental agencies governing the use of radio frequency energy

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

International Regulations

International manufacturing and sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. For example, the European Union has adopted numerous specific directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices that do not necessarily have an exact equivalent under U.S. law.

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

On May 25, 2017, the EU passed the Medical Devices Regulation (Regulation 2017/745) (“MDR”) entered into force, which repeals and replaces the EU Medical Devices Directive. The MDR allows devices lawfully placed on the market prior to May 26, 2021 pursuant to the EU Medical Devices Directive (discussed above), to generally continue to be made available on the market or put into service until May 26, 2025. Once the MDR phase-in period is complete after May 26, 2025, some of our products that entered the market prior to May 26, 2021 may come out of service.

The Medicines and Healthcare Products Regulatory Agency of the United Kingdom (“MHRA”) is responsible for monitoring the UK medical device market. The MHRA requires that medical devices sold in the U.K. be required with the MHRA. Manufacturers based outside the UK need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. From July 1, 2023, all medical devices sold in the UK were required to carry a UKCA (UK Conformity Assessed) mark. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market differs from those in the UK. All of our platforms and applicators require UKCA marking.

Several member states of the EEA have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.

In Israel, the Medical Equipment Law generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. Most of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations that are set to expire on June 10, 2029. Our new products are in the process of being registered with the Israeli Ministry of Health. As necessary, we applied for extensions as required to maintain active registrations, and such registrations expired on January 31, 2024.

Data Protection

Our business involves the use, storage and transmission of information about our employees, our customers and, to a certain extent, clients of our customers. In the course of our operations, we may gain access to confidential customer information, including nonpublic personal data. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our customers and are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information. With the increase in publicity regarding data breaches resulting in improper dissemination of consumer information, many states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers, governmental entities, and the media. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. We intend to protect all personal information and to comply with all applicable laws regarding the protection of such information.

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

In the European Union and the EEA, the GDPR imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU and EEA member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and EEA member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the new data protection rules imposed by GDPR, we may be required to put in place additional mechanisms ensuring compliance. Further, since January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. It is not clear whether (and when) an adequate decision may be granted by the European Commission enabling data transfers from European Union member states to the United Kingdom long-term without additional measures. These changes will lead to additional costs and increase our overall risk exposure.

Corporate and Social Responsibility

Our management continues to participate in Corporate Social Responsibility (“CSR”) Reporting on our website to respond to increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, China’s National Medical Products Administration (“NMPA”), ISO, as well as international GMP standards. We successfully completed all audits conducted by the regulatory bodies in 2024, including a physical audit of our facilities and the facilities of our Tier 1 subcontractors – Medimor, Flex, and Resonetics.

Our mission is to develop and produce innovative, life-changing technologies to enable patients to become their ‘best possible self’, in the safest and most effective manner. Our commitment to CSR topics complements InMode’s core values to provide the ultimate in customer care and support.

Management Discussion of Corporate and Social Responsibility

In 2023, we completed reporting on all six topics defined by The SASB (Sustainability Accounting Standards Board) Sustainability Accounting Standard for Medical Equipment and Supplies. These topics were: Affordability & Pricing, Ethical Marketing, Product Design & Lifecycle Management, Business Ethics, Product Safety and Supply Chain Management.

Our CSR Reporting also highlights our impact on the local economies in government-designated development areas in the periphery where we work with contract suppliers and subcontractors (https://inmodemd.com/investors/corporate-social-responsibility/).

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

InMode supports the robotics team of Amit Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring and opportunities to design electromechanical devices. One of the program’s goals is to introduce STEM subjects into the community through projects and our outreach programs and activities for kindergartens and elementary schools. We continue to support the high school’s robotics team with mentoring, resources, and funds and will continue in 2025.

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

D. Property, Plants and Equipment

We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2027. The original agreement was signed in May 2018.  In January 2019, February 2020, March 2021, May 2023, June 2024 and July 2024, we signed supplemental lease agreements, further expanding our headquarters in Israel.

We currently lease approximately 44.4 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $76.7 thousand. In addition, we currently lease a warehouse in Zarzir, Israel with approximately 10.1 square feet and our current monthly rent payment for such warehouse is approximately $8.9 thousand.

In August of 2020, our U.S. subsidiary, signed a new leasing agreement, for an approximately 24-thousand-square-foot facility located in Orange County, California, to support our expanding operations in the U.S. The new lease agreement is for seven years and four months and occupation of the new facility commenced in the middle of April of 2021. The current monthly rent payment is approximately $28 thousand.

Our Canadian subsidiary has signed a new lease agreement in April 2022 for an approximately 12-thousand-square-foot facility in Richmond Hill, Ontario. The new lease agreement is for three years which began in July 2022. The current monthly rent payment is approximately $17 thousand.

From time to time, we also lease small properties, mainly for offices for our subsidiaries around the world, for periods that generally last up to three years.

We believe our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2024, 2023 and 2022, which are included elsewhere in this 2024 Annual Report.

Overview

We design, develop, manufacture and commercialize innovative, energy-based, non-invasive, minimally invasive surgical aesthetic and medical treatment solutions. Since 2010, we have launched 14 product platforms (BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF and OptimasMAX) that we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, medical spas, dermatologists and OB/GYNs.

As of December 31, 2024, we had a global installed base of approximately 27,090 product platforms capable of running various multi-use applicators and minimally invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2024, we derived approximately 80% of our revenues from the sale of medical aesthetic products and approximately 20% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. we expect continued growth in sales of consumables as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization as well as our number of platforms, to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2024 and 2023 we derived approximately $344.0 million, or 87% and $406.6 million, or 83%, respectively, of our total revenues from the sale of minimally invasive platforms, and we derived approximately $20.1 million, or 5% and $43.1 million, or 8%, respectively, of our total revenues from the sale of hands-free platforms and approximately $30.7 million, or 8% and $42.4 million, or 9%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 31, 2024 a decrease of approximately $62.6 million, or 15%, $23.0 million, or 53% and $11.7 million, or 28% in revenues from the sale of minimally invasive platforms, hands-free platforms and non-invasive platforms, respectively. The decrease in the total revenues for the year ended December 31, 2024 was primarily generated by a decrease in the volume of medical aesthetic products sold by us as a result of the economic situation.

In the future, we expect that revenues from the sale of minimally invasive platforms will continue to be a major contributor to our revenues.

We sell our products directly in the United States, Canada, United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxemburg, Italy, Germany, Austria, Japan, Australia and India, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
Geographic region	2024	2023	2022
United States	244,774	307,818	298,612
Europe	63,441	62,532	49,274
Asia	42,974	47,744	36,492
Other	43,629	73,954	69,893
Total	394,818	492,048	454,271

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

Our cost of revenues as a percentage of revenues has been, and we expect it to continue to be, affected by a variety of factors, including the average selling price of our products, promotional prices being offered to existing customers for our new products, manufacturing costs, the maturity of our existing products, and to a lesser extent the sales mix between the United States and the rest of the world as our average selling price in the United States tends to be higher than in the rest of the world after accounting for differences in currency value. We expect our gross margin to be maintained at current levels over time to the extent we are successful in maintaining our average selling prices, as well as, offsetting increased material and shipping costs with reducing manufacturing costs as our sales volume increases. However, our gross margin may fluctuate from period to period.

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

Our facilities in Israel were previously granted the status of “Benefited Enterprise” which provided us with a ten-year corporate tax exemption for undistributed income from 2012 to 2021. From 2022, our corporate tax rate under the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 and our Israeli subsidiary is expected to be approximately 7.5%. See “Item 10E. Additional Information-Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Actual results could differ from those estimates.

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

Service Revenue

We also generate revenues from long-term maintenance contracts or extended warranties. Revenue from extended warranties is recognized ratably, on a straight-line basis, over the period of the applicable service contract. Revenue from repairs performed in the absence of extended warranties is recognized when the related services are performed.

More information regarding revenue recognition is discussed in Note 2q in our consolidated financial statements.

Income Taxes

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence our net income.

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

During the year ended December 31, 2024, we determined that the positive evidence overcame any negative evidence, primarily due to cumulative income in recent years, including the effect of permanent adjustments, and the expectation of profitability in future periods, and concluded that it was more likely than not that the United States net deferred tax assets were realizable. As a result, we released the valuation allowance of $60.1 million related to the United States net deferred tax assets during the year ended December 31, 2024, with $5.4 million used during 2024, and $54.7 million recorded as defer tax assets. As of December 31, 2024, we concluded that the deferred tax assets for certain jurisdictions would not be realized and therefore reserved valuation allowance in the amount of $4.2 million with respect to these deferred tax assets.

Significant judgment is required in evaluating our uncertain tax positions. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar positions. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The liability for these unrecognized tax benefits totaled $3.4 million on December 31, 2024 (see Note 13 to our consolidated financial statements for additional information).

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2024		2023
	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	394,818	100	492,048	100
Cost of revenues	77,752	20	80,708	16
Gross profit	317,066	80	411,340	84
Operating expenses:
Research and development	13,137	3	13,410	3
Sales and marketing	181,366	46	193,042	39
General and administrative	10,032	3	9,228	2
Total operating expenses	204,535	52	215,680	44
Operating income	112,531	28	195,660	40
Finance income, net	30,938	8	21,607	4
Income before income taxes	143,469	36	217,267	44
Income taxes benefit (expenses)	37,806	10	(19,348)	4
Net income	181,275	46	197,919	40

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues

Our revenues decreased by approximately $97.2 million, or 20%, to approximately $394.8 million for the year ended December 31, 2024, compared to approximately $492.0 million for the year ended December 31, 2023. This decrease was attributable to a decrease in sales of our minimal invasive platforms worldwide in the amount of $62.6 million, a decrease in the sales of our hand free platforms worldwide in the amount of $23.0 million, and a decrease of $11.7 decrease from non-invasive. The decrease in the total revenues for the year ended December 31, 2024 as compared to the prior year was primarily generated by an decrease in the volume of medical aesthetic products sold by us during the period as a result of decrease in patient and physician demand due to economic situation. Our revenues in the United States decreased by approximately $63.0 million, or 20%, to approximately $244.8  million for the year ended December 31, 2024, compared to approximately $307.8 million for the year ended December 31, 2023. This decrease was primarily attributable to the overall slowdown in the demand for aesthetic procedures, in addition to challenging financing market in the United States.

Our revenues outside of the United States decreased by approximately $34.2, or 19%, to approximately $150.0 million for the year ended December 31, 2024, compared to approximately $184.2 million for the year ended December 31, 2023. This decrease was primarily due to global slowdown in demand for aesthetic procedures and capital equipment sales.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2024, decreased by approximately 1% compared to the year ended December 31, 2023. This decrease was primarily attributable to slowdown in demand for aesthetic procedures.

Cost of revenues

Our cost of revenues decreased by approximately $2.9 million, or 4%, to approximately $77.8 million for the year ended December 31, 2024, compared to approximately $80.7 million for the year ended December 31, 2023. This decrease was primarily due to decrease in sales. Our gross margin decreased to 80% for the year ended December 31, 2024, compared to approximately 84% for the year ended December 31, 2023. This decrease was primarily attributable to an increase of material costs and a different sales mix between the United States and rest of the world..

Research and development expenses

Our research and development expenses decreased to approximately $13.1 million for the year ended December 31, 2024, compared to approximately $13.4 million for the year ended December 31, 2023. This decrease was primarily attributable to a decrease in share-based compensation in the amount of $0.5 million.

Sales and marketing expenses

Our sales and marketing expenses decreased by approximately $11.6 million, or 6%, to approximately $181.4 million for the year ended December 31, 2024, compared to approximately $193.0 million for the year ended December 31, 2023. This decrease was primarily attributable to decrease in commission for sales in the amount of $11.4 million, decrease in share-based compensation in the amount of $5.8 million which was offset with increase in salaries in the amount of $1.8 million, related expenses in the amount of $1.2 million and, trade show and other marketing expenses in amount of $2.2 million.

General and administrative expenses

Our general and administrative expenses increased by approximately $0.8 million, or 9%, to approximately $10.0 million for the year ended December 31, 2024, compared to approximately $9.2 million for the year ended December 31, 2023. This increase was primarily attributable to the increase in professional services in the amount of $0.9 million, increase in product liability provision in the amount of $0.5 million which was offset with decrease in share-based compensation in the amount of $0.5 million.

Finance income, net

Our finance income, net was approximately $30.9 million for the year ended December 31, 2024, compared to approximately $21.6 million for the year ended December 31, 2023. This increase in finance income, net was primarily attributable to increase in interest income from our portfolio of investments in bonds and corporate debt securities and short-term bank deposits in the amount of $12.5 million.

Income taxes benefit (expenses)

Our income taxes decreased by approximately $57.1 million, or -295%, to result in a benefit of approximately $37.8 million for the year ended December 31, 2024, compared to expenses of approximately $19.3 million for the year ended December 31, 2023. This decrease was primarily attributable to recognition of a NOL deferred tax asset in amount of $55.6 million .. See “Item 10E. Additional Information–Taxation”.

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $109.8 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

In May 2024, we approved a share repurchase program of up to 8.37 million ordinary shares, to be purchased out of our cash reserve. In September 2024, we approved a share repurchase program of up to 7.68 million ordinary shares, to be purchased out of our cash reserve. As of December 31, 2024, we purchased 16.05 million ordinary shares in the amount of $285.4 million under these repurchase programs.

As of December 31, 2024, we had working capital of approximately $644.6 million, and our primary source of liquidity was approximately $596.5 million in cash and cash equivalents, marketable securities and short-term bank deposits. Our major cash requirements are obligations to support our ongoing operations which consist primarily of salary and commissions expenses for employees, and contractual obligations for our subcontractors and lease agreements. We expect our working capital to be sufficient for the Company’s present requirements.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2024	2023
Net cash provided by (used in):	(in thousands)
Operating activities	$132,664	$176,826
Investing activities	162,206	(136,064)
Financing activities	(282,771)	5,504
Effects of exchange rate changes on cash	(1,181)	605
Net increase in cash and cash equivalents	$10,918	$46,871

Net Cash Provided by Operating Activities

For the year ended December 31, 2024, our net cash provided by operating activities was $132.7 million. The primary reason for net cash provided by operating activities was the net profit of $181.3 million, decrease in accounts receivable of $5.9 million and increase in contract liabilities of $5.4 million. The outflow from deferred tax income in the amount of $55.2 million was primarily due to release of valuation allowance in the U.S. and increase in inventory of $14.5 million and other receivables of $5.7 million. Additionally, our net profit for the year ended December 31, 2024, included $16.6 million in non-cash expenses primarily comprised of share-based compensation expense.

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

Net Cash Used in Investing Activities

For the year ended December 31, 2024, net cash provided in investing activities was $162.2 million, which primarily related to investment of short-term bank deposits and marketable securities of $504.4 million. These outflows were partially offset by inflows of $667.3 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2023, net cash used in investing activities was $136.1 million, which primarily related to short-term bank deposits and marketable securities of $478.6 million. These outflows were partially offset by inflows of $343.3 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Used in Financing Activities

For the year ended December 31, 2024, net cash used in financing activities was $282.8 million, which consisted of $285.4 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $2.6 million related to proceeds from the exercise of options.

For the year ended December 31, 2023, net cash used in financing activities was $5.5 million, which consisted of proceeds from the exercise of options.

Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see “Item 4B. Information on the Company–Business Overview–Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Name	Age	Position
Moshe Mizrahy	72	Chief Executive Officer
Yair Malca	47	Chief Financial Officer
Dr. Michael Kreindel	58	Chief Technology Officer and Director
Dr. Michael Anghel(1)(2)	86	Chairman of the Board of Directors
Dr. Hadar Ron, M.D.(1)(2)	66	Director
Bruce Mann(1)(2)(3)	90	Director
Mr. Nadav Kenneth(1)(2)(3)	65	Director

(1)   Member of Audit & Investment Committee

(2)   Member of Compensation, Nominating and Corporate Governance Committee

(3)   Mr. Nadav Kenneth replaced Dr. Bruce Mann as a Director in April 2024

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer since inception and served as the Chairman of our board of directors from 2008 to July 2024. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Urifer Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Next Ltd., M.N. Business Strategy Ltd. and Himalaya Family Office Advising Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Dr. Michael Anghel. Dr. Michael Anghel became the Chairman of the board of directors effective July 25, 2024. Dr. Anghel has been a director of the Company in August 2019. Dr. Anghel has previously served on the board of directors and on the Investment Monitoring Committee of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and until 2024. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). Dr. Anghel has also previously served as the Chairman of the Audit Committee and the Chairman of the Remuneration Committee of Ellomay Capital Ltd. {NYSE, TASE : ELLO) until December 2023. Mr. Anghel also previously served as the chairman of the Center for Educational Technology and as the Chairman of the board of directors of Lahav Ltd (Tel-Aviv University Executive Program). Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in Finance from Columbia University, New York.

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

Bruce Mann. Mr. Bruce Mann served as a director of the Company from August 2019 to April 2024. Bruce Mann is an independent advisor and consultant on corporate governance, corporate law, and capital markets matters, primarily for emerging technology companies. He was a senior partner, partner, or senior of counsel of Morrison & Foerster LLP for 30 years prior to his retirement in 2017. Mr. Mann has been a Governor-at-Large of the National Association of Securities Dealers (NASD) and a member of the New York Stock Exchange Legal Advisory Committee. He has held numerous positions in the American Bar Association, including chairing the Senior Lawyers Division, the Federal Regulation of Securities Committee and the Venture Capital and Private Equity Committee of the ABA Business Law Section. Mr. Mann holds a BBA from the University of Wisconsin and a JD from the University of Wisconsin Law School.

Mr. Nadav Kenneth. Mr. Nadav Kenneth became a director of the Company in April 2024, replacing Mr. Bruce Mann. Mr. Kenneth served for 22 years in the Israeli Army’s Intelligence corps (Unit 8200) where he led large R&D functions, was in charge of the strategic planning branch (plans, methodology, budgeting and monitoring) and commanded an intelligence unit. Following his service, Mr. Kenneth co-founded, managed and served as a board member of several startup companies, worked for a large cellular operator, and provided consultation to companies and official entities. In 2009, Mr. Kenneth co-founded Qrative Ltd., which developed an AI-based platform for analysis and crystallization of intellectual property and served as its CEO and board member from 2009 to 2022. From 2007 to 2011, Mr. Kenneth provided consultation to the Government of Zanzibar with respect to restructuring of the Zanzibar Revenue Authority and setting up the government’s HR and payroll systems. In 2004, Mr. Kenneth co-founded Trisixty Security, which developed an automated system that monitored compliance with IT security regulations, and served as its country manager and board member from 2004 to 2006. From 2014 to 2020, Mr. Kenneth served as volunteer Chairman of a pre-service education NGO (Mechinat Aderet). Mr. Kenneth Holds a B.A. in Economics and Political Sciences from the Bar-Ilan University and an M.A. in Business Entrepreneurship from the Swinburne University in Australia/Israel.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	–
LGBTQ+	–
Did Not Disclose Demographic Background	–

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

Compensation of Individual Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated officeholders (as defined in the Companies Law) with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2024, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position (USD in thousands)	Salary (1)	Bonus	Commission	Equity-Based Compensation (2)	Total
Shakil Lakhani Former President, North America (3)	$1,608	$2,391	-	$129	$4,128
Brandon Nye VP, Sales of West US (4)	$270	–	$1,385	$360	$2,015
Michael Dennison VP, Sales of East US (5)	$276	–	$1,106	$202	$1,584
Yair Malca Chief Financial Officer (6)	$455	$266	–	$979	$1,700
Matt Rodgers VP, Sales of Canada (7)	$156	–	$522	$432	$1,110

(1)
Salary includes Covered Executives’ gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, pension, car expenses, medical and other insurances, 401K company contribution, payments for social security and tax gross-up payments, severance pay, vacation and other benefits consistent with our policies.

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2024, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements.

(3)
On February 12, 2024, Mr. Lakhani was granted with 50,000 RSUs under our 2018 Incentive Plan, all of which were forfeited and are expired as of December 31, 2024. As of October 1, 2024, Mr. Lakhani is no longer serving in the position as President of North America and is no longer employed by the Company. In addition to the salary and bonus amounts indicated in the table above, as part of Mr. Lakhani’s departure from the company, he received a severance payment equal to ninety days of his base salary in the amount of $248,125 and certain payments for the continuation of benefits under COBRA for a period of 18 months from October 1, 2024.

(4)	On February 12, 2024, Mr. Nye was granted with 12,500 RSUs under our 2018 Incentive Plan, none of which were vested as of December 31, 2024.

(5)	On February 12, 2024, Mr. Dennison was granted with 7,000 RSUs under our 2018 Incentive Plan, none of which were vested as of December 31, 2024.

(6)	On February 12, 2024, Mr. Malca was granted with 34,000 RSUs under our 2018 Incentive Plan, none of which were vested as of December 31, 2024.

(7)	On February 12, 2024, Mr. Rodgers was granted with 15,000 RSUs under our 2018 Incentive Plan, none of which were vested as of December 31, 2024.

Compensation of Directors as a Group

The aggregate compensation paid by us to our directors for the year ended December 31, 2024, was approximately $308 thousand, including share-based compensation expenses of approximately $115 thousand. This amount does not include reimbursements or coverage of expenses.

We do not have any written agreement with any director providing for benefits upon the termination of such director’s relationship with our Company, other than our consultancy agreement with our Chief Executive Officer and our employment agreement with our Chief Medical Officer.

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

Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is cancelled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is cancelled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of December 31, 2024, we have granted options to purchase a total of 4,182,684 ordinary shares, of which 3,739,012 ordinary shares have been issued upon the exercise of such options and 443,672 options have been expired and forfeited. Under the 2008 ROW Plan, as of December 31, 2024, we have granted options to purchase a total of 19,204,710 ordinary shares, of which 15,142,716 ordinary shares have been issued upon the exercise of such options and 4,061,994 options have been expired and forfeited. As of December 31, 2024, there are no options exercisable under the 2008 Israeli Plan and the 2008 ROW Plan in the aggregate.

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

2018 Incentive Plan

On June 17, 2018, our board of directors adopted the 2018 Incentive Plan allowing us to grant shares, options to purchase our ordinary shares, restricted shares and restricted share units to our and our current and future affiliates’ Israeli and other non-U.S. employees, officers, directors, consultants and service providers. In approving the 2018 Incentive Plan, our board of directors selected the capital gains tax treatment described above for grants to Israeli employees and other office holders, including directors, under the 2018 Incentive Plan. The 2018 Incentive Plan also includes as an appendix a sub-plan, or the U.S. Sub-Plan, allowing us to grant shares, options to purchase our ordinary shares, restricted shares and restricted share units to our and our current and future affiliates’ U.S. employees, officers, directors, consultants, and service providers.

Under the 2018 Incentive Plan, as of December 31, 2024, we have granted restricted share units and options to purchase ordinary shares in a total of 7,753,180, of which 5,527,233 ordinary shares have been issued upon exercise of such options and 772,952 options and restricted share units have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 2,533,300 options, which we granted during January and February 2020, of which 2,518,300 were cancelled and regranted, in March 2020, following repricing of exercise price, and 15,000 were forfeited prior to the repricing of those options.

As of December 31, 2024, 628,090 options are exercisable.

As of December 31, 2024, up to 8,378,000 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2023, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was last increased by an additional 800,000 ordinary shares to 8,378,000. Awards are made pursuant to agreements and are subject to vesting and other restrictions as determined by the board of directors or the compensation committee. In January 2024, our board of directors determined that no increase to the number of shares reserved for issuance is required for 2024 calendar year. In January 2025, our board of directors approved the automatic increase for 2025 calendar year in the number of reserved, authorized and unissued ordinary shares available for issuance pursuant to the 2018 Incentive Plan by an additional 800,000 ordinary shares to a total of 9,178,000.

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

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2026; the Class II directors, consisting of Dr. Michael Anghel and Mr. Nadav Kenneth, will hold office until our annual general meeting of shareholders to be held in 2027 and until their successors are duly elected and qualified, or until their earlier resignation or retirement; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our upcoming annual general meeting of shareholders to be held in 2025.

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

Leadership Structure of the Board

In accordance with the Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Dr. Michael Anghel currently serves as the Chairman of our board of directors.

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

Following the rejection by our shareholders, at the 2024 Annual General Meeting of our shareholders held in April 2024, of the proposed resolution to authorize Mr. Moshe Mizrahy to continue serving as the Company’s chief executive officer and chairman of the board of directors, our board of directors has duly appointed Dr. Michael Anghel as the new Chairman of the Board as of July 2024.

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

Audit and Investment Committee

Our audit and investment committee consists of Dr. Michael Anghel, Dr. Hadar Ron and Mr. Nadav Kenneth. Dr. Anghel serves as chairperson of the audit and investment committee.

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

Our audit and investment committee also periodically reviews the Company’s investment policy and guidelines, the investments made by the Company, the Company’s investment strategy and its compliance with the Company’s investment policy, and suggest to the board of directors modifications to be made to the Company’s investment policy.

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

Compensation, Nominating and Governance Committee

Following our initial public offering, we established a compensation, nominating and corporate governance committee. The members of this committee are Dr. Hadar Ron, Dr. Michael Anghel and Mr. Nadav Kenneth. Dr. Ron serves as chairperson of the committee.

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

Even if the shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the company. Our compensation committee and board of directors have exercised such authority in May 2024.

Pursuant to regulations promulgated under the Companies Law, if a company adopts a compensation policy in advance of its initial public offering and describes it in its prospectus, then the compensation policy shall be deemed a validly adopted policy and will remain in effect for a term of five years from the date the company becomes a public company. Following the rejection by our shareholders at the 2024 Annual General Meeting of the proposed resolution to approve our updated compensation policy for an additional three year period, our compensation committee and board of directors made the decision to nonetheless approve our updated compensation for an additional three year period until the annual general meeting of the shareholders to be held in 2027 consistent with their authorities under the Companies Law.  The compensation policy will be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

•
determining whether the compensation terms of a candidate for the position of the chief executive officer of the Company needs to be brought to approval of the shareholders according to the Companies Law; and

•
determining, subject to the approval of the board of directors and under special circumstances, whether to override a determination of the Company’s shareholders regarding certain compensation related issues.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval. Somech Chaikin of KPMG currently serves as our internal auditor.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or other office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval upon certain conditions.

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

Approval of Private Placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “Item 10.–Additional Information–B. Articles of Association”) or a private placement which qualifies as a related party transaction (see “Item 6. –Directors, Senior Management and Employees–C. Board Practices–Approval of Related Party Transactions under Israeli Law”), approval at a general meeting of the shareholders of a company is required.

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

D.     Employees

As of December 31, 2024, we had 599 employees worldwide, across 4 departments, including 3 employees on the executive team, 51 employees in finance, IT and administration, 385 employees in sales and marketing, 42 employees in research and development and 118 employees in manufacturing and assembly and supply chain. As of December 31, 2024, 318 of our employees are located in the United States and Canada, 112 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good.

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

E.     Share Ownership

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of December 31, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All arrangements for involving employees in our capital is discussed in “Item 6B. Directors, Senior Management and Employees–Compensation–Employee Benefit Plans” above.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel(2)	3,114,762	4.47%
Moshe Mizrahy(3)	3,499,226	5.02%
Dr. Hadar Ron, M.D.(4)	91,270	*
Bruce Mann	-	-
Dr. Michael Anghel (5)	18,000	*
Yair Malca(6)	114,242	*
Nadav Kenneth(7)	798	*
Shakil Lakhani	-	-
Total for all directors and executive officers as a group (8 persons)	6,838,298	9.82%

*	Represents less than 1.0%.

(1)
Percentage ownership is based on 69,558,670 ordinary shares outstanding (excluding treasury shares) as of December 31, 2024, and (ii) restricted share units and options to purchase ordinary shares in a total of 109,000 exercisable within 60 days of December 31, 2024, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions–Major Shareholders”).

(2)	Consists of 3,114,762 ordinary shares.

(3)	Consists of 3,499,226 ordinary shares.

(4)
Consists of: (i) 59,270 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2024, with an exercise price of $7. These options expire on August 13, 2026, and (iii) 2,000 restricted share units vested within 60 days of December 31, 2024.

(5)
Consists of: (i) 5,000 ordinary shares, (ii) options to purchase 11,000 ordinary shares exercisable within 60 days of December 31, 2024, with an exercise price of $7. These options expire on August 13, 2026, and (ii) 2,000 restricted share units vested within 60 days of December 31, 2024.

(6)
Consists of: (i) 50,242 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2024, with an exercise price of $9.845. These options expire on March 14, 2027, and (iii) 34,000 restricted share units vested within 60 days of December 31, 2024.

(7)	Consists of 798 ordinary shares.

F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

We were not required to prepare an accounting restatement, in accordance with the final clawback rules adopted by the SEC under Section 10D and Rule 10-D1 of the Exchange Act during the period covered by this Annual Report on Form 20-F which would require recoupment of any erroneously awarded incentive compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentages for table below are based on 69,558,670 ordinary shares (excluding treasury shares) outstanding as of December 31, 2024, and options to purchase ordinary shares and restricted share units in a total of 109,000 exercisable within 60 days of December 31, 2024, of our officers, directors and major shareholders (see “Item 6E. Directors, Senior Management and Employees-Share Ownership”).

As of December 23, 2024, we have approximately 52,541 shareholders of record of our ordinary shares, approximately 47,802 of which are U.S. persons. These U.S. persons hold approximately 60% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number of Ordinary Shares	Percentage

BlackRock, Inc. (1)	6,587,699	9.46%

(1)
According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. (“Blackrock”), on February 6, 2024, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 6,587,699 outstanding ordinary shares of the Company. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

B.    Related Party Transactions

Relationship with Home Skinovations Ltd. (under voluntary liquidation)

Mr. Moshe Mizrahy, our Chief Executive Officer, is a substantial shareholder and board member of Home Skinovations, and Dr. Hadar Ron, one of our directors, serves on the board of directors of Home Skinovations.

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

Service Agreements

We receive certain services from, and provide certain services to, Home Skinovations. We do not consider these services to be material. The services include an office sublease in Israel, mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations did not invoice us in the year ended December 31, 2024, nor did the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary.

Relationship with Himalaya Family Office Consulting Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer, is a minor shareholder and board member of Himalaya Family Office Consulting Ltd., a company engaged in providing global investment portfolio management and risk management & analysis services.

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $333 thousand for the year ended December 31, 2024.

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

Directors and Officers Insurance Policy and Indemnification and Exculpation Agreements

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

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action in the United States District Court for the Central District of California, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended complaint purportedly brings claims on behalf of purchasers of the Company’s common stock between February 18, 2020 and December 6, 2023, inclusive. The Company’s deadline to respond to the amended complaint is April 1, 2025. This proceeding is in the preliminary stages, and the Company has not yet responded to the amended complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend against the claims.

We may be party from time to time to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations.

B.    Significant Changes

Since December 31, 2024, no significant changes have occurred.

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

C.    Material Contracts

[Not applicable.]

D.    Exchange Controls

There are currently no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel, and except or otherwise as set forth under “Item 10E. Additional Information–Taxation”.

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

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to income attributable to its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, known as Development Zone “A,” in which case the rate for a beneficial activity is currently 7.5%.

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, our corporate tax rate for the Company for a beneficial activity is expected to be approximately 7.5%.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for 2024), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2024, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2025, or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

Information Reporting and Back-up Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “– Passive Foreign Investment Company Considerations,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 72%, 74% and 76% for the years ended December 31, 2024, 2023 and 2022, respectively.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May 2024, we approved a share repurchase program of up to 8.37 million ordinary shares, to be purchased out of our cash reserve. As of December 31, 2024, we purchased 8.37 shares in the amount of $150.5 million under this repurchase program.

In September 2024, we approved an additional share repurchase program of up to 7.68 million ordinary shares, to be purchased out of our cash reserve. As of December 31, 2024, we purchased 7.68 shares in the amount of $134.9 million under this repurchase program.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2024, based on the criteria established in the Internal Control-Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm, as stated in their report on pages F-2 to F-3 under “Item 18. Financial Statements” in this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, our independent registered public accounting firm..

	Year ended December 31,
	2024	2023
	USD, in thousands
Audit fees(1)	664	630
Audit-related fees(2)	—	—
Tax fees(3)	95	116
All other fees	—	—
Total	759	746

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2020, we approved a share repurchase program of up to 2 million ordinary shares, to be purchased out of our cash reserve and to be paid solely from our IPO proceeds. In February 2022, the board approved that the share repurchase program could also be funded from the proceeds of exercised options. In March 2022, we approved an additional repurchase program of up to 1 million ordinary shares, to be purchased out of our cash reserve and to be paid from our remaining IPO proceeds and from the proceeds of exercised options. In May 2024, we approved a share repurchase program of up to 8.37 million ordinary shares, to be purchased out of our cash reserve.  In September 2024, we approved an additional share repurchase program of up to 7.68 million ordinary shares, to be purchased out of our cash reserve. As of December 31, 2024, we purchased 18,607,829 shares in the amount of $380.6 million. For the year ended December 31, 2024, we purchased 16,050,000 shares in the amount of $285.4 million. See below for the Company’s purchases of shares under the share repurchase programs in 2024:

Issuer Purchases of Equity Securities in 2024

Period	(a) Total Number of Shares (or Units Purchased)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Share Repurchase Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Publicly Announced Share Repurchase Plans or Programs(1)
May 1, 2024 through July 31, 2024	8,370,000	$17.974	8,370,000	0

September 11, 2024 through December 31, 2024	7,680,000	17.571	7,680,000	0
Total	15,060,000	17,781	15,060,000	0

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Compliance Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Insider Trading Policy is available on our website and is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company has developed and maintained a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with the principles of Services Organization Control Type 2, or SOC 2, including its tenets of security, availability and confidentiality. Our cybersecurity process has been integrated into the Company’s overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the Company’s objectives as well as specific risks related to a compromise to the security of data.

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

The oversight of cybersecurity threats is undertaken by our Chief Information Officer (CIO), who holds over 25 years of experience in information technology, and is supported by management. To facilitate its monitoring over cybersecurity risks, the Company has engaged a Chief Information Security Officer (CISO) who holds over 7 years of experience in information technology in connection with its cybersecurity process.

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

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of InMode Ltd. (incorporated herein by reference to Exhibit 3.1 to Form 6-K (File No. 001-39016) filed with the SEC on August 12, 2019).
2.1	Description of Share Capital (incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.1	Invasix Ltd. 2008 ROW Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.2
Invasix Ltd. 2008 Israeli Option Plan (English translation) (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.3
InMode Ltd. 2018 Incentive Plan (incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1/A (File No. 333-232615) filed with the SEC on July 29, 2019).

4.4
InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Israeli Participants (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 14, 2023).

4.5
InMode Ltd. 2018 Incentive Plan Form of RSUs Award Grant Notice & RSUs Award Agreement for Non-Israeli Participants (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 14, 2023).

4.6
Form of Indemnification and Exculpation Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.7
Consultancy Agreement, dated August 1, 2018, by and between InMode Ltd. and Mr. Moshe Mizrahy (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). First Addendum to Consultancy Agreement, dated January 1, 2023, by and between InMode Ltd. and Mr. Moshe Mizrahy (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024).

4.8
Employment Agreement, dated July 1, 2017, by and between Invasix Corp. and Dr. Michael Kreindel (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). First Addendum to Employment Agreement, dated January 1, 2023, by and between Invasix Corp. and Dr. Michael Kreindel (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.).

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

4.13
Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021). Third Supplemental Lease Agreement, dated March 4, 2021, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022). Fourth Supplemental Lease Agreement, dated March 9, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.). Fifth Supplemental Lease Agreement, dated May 8, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.). Sixth Supplemental Lease Agreement, dated June 6, 2024, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith). Seventh Supplemental Lease Agreement, dated July 30, 2024, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (filed herewith).

4.14
Founders Memorandum of Understanding dated March 4, 2014, by and between Invasix Ltd. and Wigmore Medical Limited (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.15
Amended and Restated Compensation Policy dated May 1, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-39016), filed with the SEC on February 13, 2024).

4.16
Share Exchange Agreement, dated November 11, 2020, by and between the Company, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Guangzhou InMode Medical Technology Ltd. (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-39016) filed with the SEC on November 12, 2020).

4.17
Share Exchange Agreement, dated April 23, 2021, by and between the Company, Dilazar Limited, Wigmore Medical Limited and Invasix UK Limited (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-39016) filed with the SEC on April 26, 2021).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024).
11.1	InMode Ltd. Insider Trading Compliance Policy (filed herewith).
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97
InMode Ltd. Clawback Policy, adopted November 1, 2023 (incorporated herein by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.).

101	Interactive Data File.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

Date: February 4, 2025

INMODE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 4, 2025

We have served as the Company’s auditor since 2008.

INMODE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)

	December 31
	2024	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	155,329	144,411
Marketable securities (amortized cost of $268,129 and $375,829, as of December 31, 2024 and 2023, respectively)	267,688	373,647
Short-term bank deposits	173,455	223,547
Accounts receivable, net of allowance for credit losses of $1,825 and $1,538, as of December 31, 2024 and 2023, respectively	36,335	42,362
Prepaid expense and other receivables	22,097	16,268
Inventories	59,548	45,095
TOTAL CURRENT ASSETS	714,452	845,330
NON-CURRENT ASSETS:
Accounts receivable net of allowance for credit losses of $924 and $716 as of December 31, 2024 and 2023, respectively	3,176	3,670
Deferred income tax assets	56,285	1,506
Operating lease right-of-use assets	8,732	9,698
Property and equipment, net	2,322	2,382
Other investments	700	700
TOTAL NON-CURRENT ASSETS	71,215	17,956
TOTAL ASSETS	785,667	863,286

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,782	13,966
Contract liabilities	16,755	10,923
Other liabilities	39,314	39,247
TOTAL CURRENT LIABILITIES	69,851	64,136
NON-CURRENT LIABILITIES:
Contract liabilities	3,336	3,766
Other liabilities	3,356	1,399
Operating lease liabilities	5,311	6,613
TOTAL NON-CURRENT LIABILITIES	12,003	11,778
TOTAL LIABILITIES	81,854	75,914

COMMITMENTS AND CONTINGENCIES (note 11)

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, authorized 200,000,000 shares at December 31, 2024 and 2023 Issued 87,583,673 and 85,957,465 shares at December 31, 2024 and 2023, respectively Outstanding 69,558,670 and 83,982,462 shares at December 31, 2024 and 2023, respectively	249	245
Additional paid-in capital	197,028	177,820
Retained earnings	874,701	693,426
Accumulated other comprehensive loss	(340)	(1,679)
Less treasury shares, at cost: 18,025,003 and 1,975,003 ordinary shares at December 31, 2024 and 2023, respectively	(367,825)	(82,440)
TOTAL SHAREHOLDERS’ EQUITY	703,813	787,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	785,667	863,286

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2024	2023	2022
REVENUES	394,818	492,048	454,271
COST OF REVENUES	77,752	80,708	73,485
GROSS PROFIT	317,066	411,340	380,786
OPERATING EXPENSES:
Research and development	13,137	13,410	12,425
Sales and marketing	181,366	193,042	160,576
General and administrative	10,032	9,228	9,931
TOTAL OPERATING EXPENSES	204,535	215,680	182,932

OPERATING INCOME	112,531	195,660	197,854
Finance income, net	30,938	21,607	3,612
INCOME BEFORE INCOME TAXES	143,469	217,267	201,466
INCOME TAXES BENEFIT (EXPENSES)	37,806	(19,348)	(39,946)
NET INCOME	181,275	197,919	161,520

EARNINGS PER SHARE:
Basic	2.29	2.37	1.96
Diluted	2.25	2.30	1.89

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE
Basic	79,306,371	83,533,593	82,482,090
Diluted	80,596,682	85,953,581	85,403,714

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2024	2023	2022
NET INCOME	181,275	197,919	161,520
OTHER COMPREHENSIVE INCOME:
Change in net unrealized gains (loss) of marketable securities, net of tax	1,339	5,814	(6,174)
TOTAL COMPREHENSIVE INCOME	182,614	203,733	155,346

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except for per share data)

	Ordinary Shares
	Number of shares outstanding	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares	Total
BALANCE AS OF JANUARY 1, 2022	82,978,115	239	122,698	333,987	(1,319)	(39,803)	415,802
CHANGES DURING 2022:
Net income	-	-	-	161,520	-	-	161,520
Other comprehensive loss, net	-	-	-	-	(6,174)	-	(6,174)
Share-based compensation	-	-	24,452	-	-	-	24,452
Repurchase of ordinary shares	(1,077,213)	-	-	-	-	(42,637)	(42,637)
Exercise of options and vesting of RSUs	644,089	2	1,653	-	-	-	1,655
BALANCE AT DECEMBER 31, 2022	82,544,991	241	148,803	495,507	(7,493)	(82,440)	554,618
CHANGES DURING 2023:
Net income	-	-	-	197,919	-	-	197,919
Other comprehensive gain, net	-	-	-	-	5,814	-	5,814
Share-based compensation	-	-	23,600	-	-	-	23,600
Exercise of options and vesting of RSUs	1,437,471	4	5,417	-	-	-	5,421
BALANCE AT DECEMBER 31, 2023	83,982,462	245	177,820	693,426	(1,679)	(82,440)	787,372
CHANGES DURING 2024:
Net income	-	-	-	181,275	-	-	181,275
Other comprehensive gain, net	-	-	-	-	1,339	-	1,339
Share-based compensation	-	-	16,569	-	-	-	16,569
Repurchase of ordinary shares	(16,050,000)	-	-	-	-	(285,385)	(285,385)
Exercise of options and vesting of RSUs	1,626,208	4	2,639	-	-	-	2,643
BALANCE AT DECEMBER 31, 2024	69,558,670	249	197,028	874,701	(340)	(367,825)	703,813

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	181,275	197,919	161,520
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	728	623	680
Share-based compensation expenses	16,569	23,600	24,452
Change in allowance for credit losses of trade receivable	572	1,020	449
Loss on marketable securities, net	167	-	71
Finance income, net	(4,401)	(4,714)	(1,210)
Deferred income tax assets, net	(55,179)	(184)	84
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (including non-current)	5,949	(16,084)	(10,415)
Increase in other receivables	(5,698)	(2,224)	(1,787)
Increase in inventories	(14,453)	(5,198)	(18,871)
Increase (decrease) in accounts payable	(184)	(2,276)	7,463
Increase (decrease) in other liabilities	1,917	(12,588)	17,941
Increase (decrease) in contract liabilities	5,402	(3,068)	1,201
Net cash provided by operating activities	132,664	176,826	181,578
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(168,187)	(233,241)	(93,701)
Proceeds from short-term deposits	218,740	85,090	73,090
Purchase of fixed assets	(669)	(705)	(1,575)
Other investments	-	(100)	-
Purchase of marketable securities	(336,221)	(245,337)	(168,680)
Proceeds from sale of marketable securities	90,754	5,000	2,303
Proceeds from maturity of marketable securities	357,789	253,229	79,089
Net cash provided by (used in) investing activities	162,206	(136,064)	(109,474)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(285,385)	-	(42,637)
Exercise of options	2,614	5,504	1,552
Net cash provided by (used in) financing activities	(282,771)	5,504	(41,085)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,181)	605	(1,615)
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,918	46,871	29,404
CASH AND CASH EQUIVALENTS AT
BEGINNING OF THE YEAR	144,411	97,540	68,136
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	155,329	144,411	97,540
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid *	17,691	31,614	25,843
Interest received	27,693	14,219	4,856

NON-CASH ACTIVITIES
Recognition of operating lease right-of-use assets and liabilities	1,259	5,200	2,342
Exercise of options	49	20	103

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates relate to valuation allowances.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an annual rate of approximately 0.5%-6.15% in 2024 and 4.10%-7.01% in 2023.

g.	Marketable securities

AFS Securities

Marketable securities consist of government bonds, municipal bonds and corporate debt securities (together “Debt Securities”), and certificates of deposit measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

Debt Securities and certificates of deposit are classified as available-for-sale (together “AFS Securities”) under current assets in the consolidated balance sheet as they represent the investment of funds available for the Company’s current operations. Changes in fair value, excluding credit losses and impairments, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of Debt Securities and certificates of deposit as well as premium or discount amortization are included in the consolidated statements of income as finance income, net. Fair value is calculated based on publicly available market information. The amortized cost of the Debt Security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in finance income, net on the consolidated statements income.

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

Inventories include raw materials and finished products are valued at the lower of cost, “moving average” method, or net realizable value. The Company regularly evaluates its ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future market values and new product introductions.

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 9).

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

During the years ended December 31, 2024, 2023 and 2022, the Company did not recognize an impairment loss on its long-lived assets.

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

1)
The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current.

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

Advertising expenses are charged to sales and marketing on the consolidated statement of income as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $15 million, $15 million, and $10 million, respectively.

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

Variable considerations include price concessions related to installment sales contracts. The Company estimates variable consideration using the most likely outcome amount. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

During the year ended December 31, 2024, the Company entered into risk sharing agreements with several leasing partners to facilitate and support the financing of capital equipment sales for its customers. Under these arrangements, a portion of each sale transaction funded by those leasing partners goes into a reserve fund used by the Company to provide a limited guarantee, up to the reserve fund amount, and used to compensate the leasing partners in the event of customer defaults. The guarantee is recognized on the estimated fair value amount according to ASC 460. In the following periods the Company will assess credit losses in accordance with ASC 326, see also note 2r.

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

Allowance for credit losses due to the Company’s accounts receivable amounted to $2,749 and $2,254 as of December 31, 2024 and 2023 respectively. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

The following table sets forth activity in the Company’s allowance for credit losses for each of the years ended December 31, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Balance at beginning of year	2,254	1,318	1,107
Current-period provision	572	1,020	449
Write-offs charged against the Allowance and revaluation	(77)	(84)	(238)
Balance at end of year	2,749	2,254	1,318

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

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Balance at beginning of year	1,476	1,418	1,248
Cost incurred	(1,909)	(2,304)	(2,099)
Expense recognized	1,155	2,362	2,269
Balance at end of year	722	1,476	1,418

t.	Cost of revenues

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

As of December 31, 2024, and 2023, the fair values of the Company's cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable, approximated the carrying values of these instruments presented in the Company's consolidated balance sheets because of their nature.

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

The amounts of severance payment expenses were $581 $522 and $431 and for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company expects to contribute approximately $569 in the year ending December 31, 2025 to insurance companies in connection with its expected severance liabilities for the year.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

y.	Treasury Shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

z.	Concentration of credit risks

Most of the cash and cash equivalents were deposited with U.S., European and Israeli banks and financial institutions and were comprised mainly of money market fund. The U.S. market constituted approximately 62% of the revenues in 2024.

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

aa.	War risk situation in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During January 2025, a cease fire with Hamas was declared. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The Company's headquarters, its R&D operations, and certain manufacturing facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. During the years ended December 31, 2024 and December 31, 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial.

ab.	Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable. The Company adopted this standard in the current period retrospectively to all prior periods presented in an entity’s financial statements, refer to note 14.

ac.	Newly issued accounting pronouncements, not yet adopted:

1)
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

2)
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2024 and 2023, consisted of U.S government bonds, municipal bonds, corporate debt securities and certificate of deposit. These marketable securities are recorded at fair value.

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2024	2023
U.S. Government bonds	265,180	353,414
Municipal bonds	-	2,319
Corporate debt securities	2,508	13,234
Certificates of deposit	-	4,680
Total	267,688	373,647

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(w).

The following table sets forth the Company’s financial assets as of December 31, 2024 and 2023, that are measured at fair value on a recurring basis during the period:

	December 31, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	265,180	265,619	(552)	113
Corporate debt securities	2,508	2,510	(3)	1
Total	267,688	268,129	(555)	114

	December 31, 2023
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	353,414	355,382	(2,139)	171
Municipal bonds	2,319	2,363	(44)	-
Corporate debt securities	13,234	13,404	(170)	-
Certificates of deposit	4,680	4,680	-	-
Total	373,647	375,829	(2,353)	171

As of December 31, 2024 and 2023, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and primarily attributable to changes in interest rates, and therefore did not result in an impairment charge in finance income, net.

As of December 31, 2024 and 2023, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2024	2023
Due within one year	179,784	308,671
1 to 2 years	80,560	49,259
2 to 3 years	7,344	15,717
Total	267,688	373,647

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 4 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2024	2023
Trade	40,739	46,646
Notes receivable	1,521	1,640
Less - allowance for credit losses	(2,749)	(2,254)
	39,511	46,032
Less - non-current accounts receivable, net	(3,176)	(3,670)
Total current accounts receivable, net	36,335	42,362

NOTE 5 - PREPAID EXPENSES AND OTHER CURRENT RECEIVABLES:

Prepaid expenses and other current receivables consist of the following:

	December 31
	2024	2023
Advances to suppliers	14,960	11,960
Prepaid expenses	2,421	3,041
Government institutions	2,896	948
Income tax	1,423	66
Other	397	253
Total other current receivables	22,097	16,268

NOTE 6 - INVENTORIES:

Inventories consist of the following:

	December 31
	2024	2023
Raw materials	15,454	12,080
Finished products	44,094	33,015
Total inventories	59,548	45,095

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2024	2023
Computers	1,445	1,334
Office furniture and equipment	709	670
Molds	3,020	2,592
Leasehold improvements	1,333	1,243
	6,507	5,839
Less: accumulated depreciation	(4,185)	(3,457)
Total property and equipment, net	2,322	2,382

Total depreciation and amortization in respect of property and equipment were $728, $623 and $680 for the years ended December 31, 2024, 2023 and 2022, respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 8 - OTHER INVESTMENTS:

In November 2019, the Company signed a Share Purchase and Shareholders Agreement (the “SPA”) with (BY) Medimor Ltd., one of the Company’s turnkey manufacturing subcontractors (“Medimor”). Pursuant to the SPA, the Company has invested (in December 2019 and July 2020) an aggregate amount of $600 in consideration for 1,369,863 ordinary shares of Medimor (which reflected at the signing date a 14.78% ownership interest on an as-issued basis and 10.34% ownership interest on a fully diluted basis).

In November 2023, the Company signed an additional SPA with Medimor and invested $100 in consideration for 117,440 ordinary shares of Medimor.

The SPAs together reflected as of December 31, 2024, 2023 a 14.78% ownership interest on an as-issued basis and 11.23% ownership interest on a fully diluted basis.

The Company’s investment in Medimor is measured at cost, less impairment and adjusted for subsequent observable price changes if any. As of December 31, 2024, 2023 and 2022, the Company did not recognize an impairment or adjustment on its other investments.

NOTE 9 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.
In May 2018, the Company signed a lease agreement for its headquarters in Israel. In January 2019, February 2020, March 2021, March 2023, May 2023 and June 2024 the Company signed supplement lease agreements, further expanding its headquarters in Israel (collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2027. The current monthly rent payment under the Lease Agreement is approximately $76.7.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 966 thousand (approximately $263).

The Company also leases warehouse outside the Company's offices. The Lease Agreement is for one year, with the Company options to renewal every year for 10 years. According to management's assessment, the lease will last until August 2027.. The current monthly rent payment under the Lease Agreement is approximately $8.9.

The Company also leases vehicles for several employees in Israel for a period of three years.

b.
In August 2020, the Company’s U.S. subsidiary, has signed a new lease agreement, for additional lease agreement of property and for its offices (“U.S Lease”). The U.S. Lease is for 7 years and 4 months which began in the middle of April of 2021. The current monthly rent payment is approximately $28.

c.
The Company’s Canadian subsidiary has signed a new lease agreement in April 2022 for property and for its offices (“Canadian Lease”). The Canadian Lease is for 3 years until July 2025. The current monthly rent payment is approximately $17.

From time to time the Company also leases small properties, mainly for offices for Subsidiaries around the world.

The lease cost was as follows:

	Year ended December 31
	2024	2023	2022
Operating lease cost	3,057	2,348	1,628

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 9 - LEASES (continued):

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2024	2023	2022
Operating cash flows from operating leases	3,173	2,530	1,881

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2024	2023
Operating Leases
Operating lease right-of-use assets	8,732	9,698
Other current liabilities	2,511	2,404
Operating lease liabilities	5,311	6,613
Total operating lease liabilities	7,822	9,017
Weighted Average Remaining Lease Term
Operating leases	3.30 years	2.90 years
Weighted Average Discount Rate
Operating leases	5.24%	4.78%

As of December 31, 2024, the maturities of lease liabilities were as follows:

Operating Leases
Year Ending December 31,
2025	2,917
2026	2,411
2027	2,124
2028	659
2029 and beyond	353
Total lease payments	8,464
Less imputed interests	(642)
Total	7,822

NOTE 10 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2024	2023
Employees and related expenses	16,725	21,040
Government institutions	2,566	3,932
Income tax payable	933	1,918
Warranty reserve	722	1,476
Operating lease liabilities	2,511	2,404
Credit risk sharing liabilities	5,507	-
Contractor liability	5,101	5,656
Accrued commissions	2,379	1,435
Other	2,870	1,386
Total other current liabilities	39,314	39,247

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

a.	Subcontracting Agreements

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

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2024, the subcontractors’ finished goods inventory, raw materials and open orders amounted to approximately $43,607. In order to secure these obligations, the Company paid its subcontractors advances in the amount of $13,502.

b.	Litigation and contingencies

On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action in the United States District Court for the Central District of California against the Company and certain of its officers and directors. The lawsuit is purportedly brought on behalf of purchasers of the Company’s common stock between February 18, 2020 and December 6, 2023, inclusive. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. The court entered an order appointing a group of shareholder funds as the lead plaintiffs, who filed an amended complaint on January 31, 2025. The Company’s deadline to respond to the amended complaint is April 1, 2025.

The aforementioned legal proceeding is in the preliminary stages, and the Company has not yet responded to the complaint. As of the date of this filing, the Company is unable to estimate the range of loss, if any, that could result were there to be an adverse final decision in this case, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend itself against the claims.

In addition, as is the case from time to time, the Company was involved in various claims, legal proceedings and investigations.

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

In May 2024, the Company approved an additional share repurchase program of up to 8.37 million ordinary shares. In September 2024, the Company approved an additional share repurchase program of up to 7.68 million ordinary shares.

During 2024 the Company purchased 16,050,000 shares in the amount of $285.4 million. As of December 31, 2024, the Company purchased in aggregate 18,607,829 shares in the amount of $380.6 million under these repurchase programs.

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

As of December 31, 2024, the total awards under 2018 Incentive Plan that have been authorized to be issued as ordinary shares were 8,378,000 of which 1,397,772 awards were available for grant under the 2018 Incentive Plan.

At January 2025, the Board of the Company approved to increase by another 800,000 ordinary shares through the evergreen mechanism to amount of 9,178,000 ordinary shares.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Share Options

The following tables is a summary of stock option activity for the year ended on December 31, 2024:

	Year ended December 31
	2024
		Weighted
	Number	Average
	of	Exercise
	Options	Price*
Outstanding at beginning of year	1,638,495	$4.96
Changes during the year:
Granted	-	-
Canceled	(6,996)	10.17
Exercised	(1,003,409)	2.63
Forfeited	-	-
Expired	-	-
Outstanding at end of year	628,090	$8.61
Exercisable at end of year	628,090	$8.61

* In U.S. dollars per Ordinary Share

As of December 31, 2024, the weighted-average remaining contractual life of exercisable options were 1.88 years. The total intrinsic value of options exercised during 2024, 2023 and 2022 were approximately $12,184, $24,819 and $10,549, respectively.

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2024:

Options outstanding and exercisable
Exercise Prices *	Number of options Outstanding and exercisable at end of year	Weighted average remaining contractual life
$3.16	42,608	0.71
$3.75	29,595	0.68
$5.11	65,576	1.26
$7.00	41,000	1.61
$9.85	424,149	2.16
$12.16	18,662	2.35
$21.62	6,500	2.86

* In U.S. dollars per Ordinary Share.
The aggregate intrinsic value of total exercisable options as of December 31, 2024 is $5,110.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Restricted Share Units

The following tables summarize information concerning RSUs as of December 31, 2024 :

	Year ended December 31
	2024
		Weighted
	Number	Average
	of	Grant Date
	RSUs	Fair Value
Outstanding at beginning of year	936,049	39.04
Changes during the year:
Granted	716,395	25.90
Vested	(622,799)	41.20
Forfeited	(204,740)	28.67
Outstanding at end of year	824,905	28.57

Each RSU represents the right to receive one ordinary share of the Company upon the vesting thereof. The fair value of an RSU is identical to the value of the underlying share at the close of the last trading day prior to the day of grant. The weighted average fair value of each RSU granted in 2024 was 25.9, in 2023 was 34.44 and in 2022 49.35 based on the Company’s share price at closing of trading day prior to the day of grant.

The total fair value of RSUs granted during the year ended December 31, 2024, 2023 and 2022, was $18,556, $24,334, and $30,817, respectively.

As of December 31, 2024, the Company had 824,905 unvested RSUs. The total unrecognized compensation cost of employee RSUs as of December 31, 2024 is $9,192, which is expected to be recognized over a weighted average period of 0.65 years.

The total vesting-date value of equity classified RSUs vested during 2024 is $14,215.

The following table illustrates the effect of share-based compensation on the consolidated statements of income:

	Year ended December 31
	2024	2023	2022
Cost of sales	1,833	2,046	1,917
Research and development expenses	2,177	2,652	3,166
Selling and marketing expenses	11,367	17,167	17,302
General and administrative expenses	1,192	1,735	2,067
	16,569	23,600	24,452

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13- INCOME TAXES:

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

b)	Incentives Applicable starting 2021 - The New Technological Enterprise and Preferred Enterprise Incentives Regime - Amendment 73 to the Investment Law

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

The corporate tax rates of Subsidiaries outside of Israel for the year ended on December 31, 2024 is between 15% to 26.5%.

As of December 31, 2024, the Company’s subsidiary in U.S has an accumulated federal tax loss carryforward of approximately $203 million and state tax loss carryforward (post apportionment) of approximately $165.5 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss), under the Tax Cuts and Jobs Act of 2017 (“TCJA”).

Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the company's taxable income in any given tax year.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets for each jurisdiction.

In the determination of the appropriate valuation allowances, the Company considers the most recent projections of future business results and taxable income by jurisdiction as well as the reversal of existing taxable temporary differences. The Company also considers the prior earnings history. Actual results may vary in comparison to current projections.

During the year ended December 31, 2024, the Company determined that the positive evidence overcame any negative evidence, primarily due to cumulative income in recent years, including the effect of permanent adjustments, and the expectation of profitability in periods, and concluded that it was more likely than not that the United States net deferred tax assets were realizable. As a result, the Company released the valuation allowance of $60,129 related to the United States net deferred tax assets during the year ended December 31, 2024. As of December 31, 2024, the Company concluded that the deferred tax assets for certain jurisdictions would not be realized and therefore reserved valuation allowance in the amount of $4,248 with respect to these deferred tax assets.

c.	Deferred income tax assets

Deferred income tax assets reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2024 and 2023 were as follows:

	December 31
	2024	2023
Deferred tax assets in respect of:future

Subsidiaries carryforward losses	54,349	58,075
Other temporary differences	3,659	3,112
Share-based compensation	2,424	4,194
Deferred tax asset in respect to other comprehensive loss	101	502
Total deferred tax assets before valuation allowance	60,533	65,883
Valuation allowance	(4,248)	(64,377)
Total deferred tax assets	56,285	1,506

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

d.	Valuation allowance

	2024	2023
Balance at January 1	64,377	66,815
Utilization of carry forward tax losses	(5,399)	(2,438)
Reductions for the current year that record against defer tax asset	(54,730)	-
Balance at December 31	4,248	64,377

e.	Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2024	2023	2022
Income before taxes on income	143,469	217,267	201,466
Theoretical tax expenses at the statutory rate of InMode Ltd.	23%	23%	23%
	32,998	49,971	46,337
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	(16,682)	(31,296)	(27,282)
Different effective tax rates applicable to the Subsidiaries	210	165	138
Change in valuation allowance	(60,129)	(2,438)	(3,608)
Uncertain tax positions	1,957	1,096	303
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	3,840	1,850	1,842
Amendment to the Investments Law payment - see also note 13a(2)(b)	-	-	12,017
Settlements with the Israeli tax authority net of decrease of related uncertain tax provision	-	-	10,199
	(37,806)	19,348	39,946

f.	Tax assessments

In February 2022, the Israeli Company settled the 2017-2020 income tax assessment with the Israeli tax authority, paying $1.3 million. also see Note 13a(2)(b).

In December 2022 the Company reached an agreement with the Israeli Tax Authority under which the Company paid on January 2023 NIS 50.2 million (approximately $14.3 million).

As of December 31, 2024, tax assessments of the Israeli Company through tax year 2021 are considered final. In addition, all tax assessments of one of the Company’s subsidiaries in Israel through tax year 2019 are considered final. Another Israeli subsidiary was established in 2022 and therefore does not have any tax year that considered final.

As of December 31, 2024, all tax assessments on the Company’s subsidiary in the United States, through tax year 2019, are considered final.

The other Subsidiaries' open tax years range from 2019-2024.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 13 - INCOME TAXES (continued):

g.	Income before income taxes is composed of the following:

	Year ended December 31
	2024	2023	2022
InMode Ltd. and Israeli subsidiaries	139,241	211,137	196,354
Subsidiaries outside of Israel	4,228	6,130	5,112
	143,469	217,267	201,466

h.	Tax expenses (tax benefit):

	Year ended December 31
	2024	2023	2022
Current:
Israel	15,664	17,633	38,248
Subsidiaries	1,709	1,864	1,614
	17,373	19,497	39,862
Deferred:
Israel	(42)	(149)	84
Subsidiaries	(55,137)	-	-
	(55,179)	(149)	84
Total expenses (income) taxes on income	(37,806)	19,348	39,946

i.	Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits:

	Year ended December 31
	2024	2023
Balance at January 1	1,399	303
Increase in uncertain tax positions for the current year	1,957	1,096
Balance at December 31	3,356	1,399

The Company does not expect uncertain tax positions to change significantly over the next 12 months.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 14 - Segments:

The Company operates globally, and its business is unified for the purposes of valuation of its performance.

Management does not segregate it business for internal reporting. The Company's Chief Operating Decision Maker (“CODM”), who is the CEO evaluates the Company's performance based on its unified internal reporting which is consistent with the presentation in the Company’s financial statements.

In order to make operating decisions, the CODM examines the employee salaries including the commission expenses. In addition, the CODM examines the segment's marketing expenses (which includes advertising and trade shows)- the amounts that will be invested in advertising and trade shows.

	Year ended December 31
	2024	2023
Revenues from customers	394,818	492,048
Less:
Employee salaries including commission expenses	101,920	109,484
Marketing expenses	26,987	29,039
Share based compensation	16,569	23,600
Interest income	33,537	21,128
Depreciation	728	623
*Other expenses	138,682	133,163
Income before income taxes	143,469	217,267
Income taxes benefit (expenses)	37,806	(19,348)
Net income	181,275	197,919

* Other expenses included in net income includes cost of revenues (excluding salaries, depreciation and share based compensation); research and development expenses (excluding salaries, depreciation and share based compensation); sales expenses (excluding salaries, commission, depreciation and share based compensation); general and administrative expenses (excluding salaries and share based compensation); and finance expenses of exchange rate and bank commission.

NOTE 15 - ENTITY-WIDE DISCLOSURE:

a.	Revenue

1)	Revenues by geographic area were as follows:

	Year ended December 31
	2024		2023		2022
United States	244,774		307,818		298,612
Europe	63,441		62,532		49,274
Asia	42,974		47,744		36,492
Other	43,629		73,954		69,893
	394,818	*	492,048	*	454,271	*

*Revenues are attributed to geographic areas based on the location of customer. No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 15 - ENTITY-WIDE DISCLOSURE (continued):

2)	Revenues based on products' category were as follows:

	Year ended December 31
	2024	2023	2022
Capital Equipment revenues	315,547	412,089	394,212
Consumables and service revenues	79,271	79,959	60,059
	394,818	492,048	454,271

3)	Revenues based on products' technology were as follows:

	Year ended December 31
	2024	2023	2022
	%
Minimal-Invasive	87	83	81
Hands-Free	5	8	10
Non-Invasive	8	9	9
	100	100	100

4)	The changes in contract liabilities are as follows:

	Year ended December 31
	2024	2023
Balance as of January 1	14,689	17,757
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	16,975	12,498
Revenue recognized that was included in the contract liability balance at the beginning of the period	(11,573)	(15,566)
Balance as of December 31	20,091	14,689
Contract liability presented in non-current liabilities (1)	3,336	3,766
Contract liability presented in current liabilities	16,755	10,923

(1)	As of December 31, 2024, non-current deferred revenue is estimated to be recognized as following: 81% in year 2026 and the rest in year 2027-2029.

b.	Long-Lived Assets

	December 31
	2024	2023
Israel	5,757	6,704
United States	1,421	1,789
Other	3,876	3,587
	11,054	12,080
Other long-term assets*	3,876	4,370
	14,930	16,450

*Consists of non-current accounts receivable, net and other investments

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)

NOTE 16 - RELATED PARTIES:

a.
The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. The Chief Executive Officer of the Company is also a substantial shareholder and board member of Home Skinovations Ltd. and one of the Company’s directors, serves on the board of directors of Home Skinovations Ltd. The Company recorded expenses related to services received and provided from and to Home Skinovations Ltd. of $0, $99 and $332 for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, the balance of the accounts payable as of December 31, 2024, 2023 was $0.

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

The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them.  The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services received and provided, the Company recorded expenses (income) in the amount of $0, $(30) and $123 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the balance of the accounts receivable as of December 31, 2024, 2023 was $0.

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

2)
The Company receives certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of its investment portfolio. The Chief Executive Officer of the Company, is a minor shareholder and a board member of Himalaya Family Office Consulting Ltd. In relation to these services, the Company recorded expenses in the amount of $333, $193 and $100 for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, the balance of the accounts payable as of December 31, 2024 and 2023, was $27 and $86, respectively.

NOTE 17 - SUBSEQUENT EVENTS

During February 2025, the Board of Directors of the Company has approved a new Share repurchase program of 10% of the Outstanding Shares.