Form 20-F
period 2025-12-31
InMode Ltd.
filed 2026-02-10
CIK 1742692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,358,750 Ordinary Shares, par value NIS 0.01 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The above number of Ordinary Shares outstanding does not include a total of 24,975,003 Ordinary Shares held at December 31, 2025, as treasury shares, all of which were repurchased by InMode Ltd.

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

i

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

These forward-looking statements include, among other things, statements about:

•	our ability to identify and penetrate new markets for our products and technology;

•	our ability to innovate, develop and commercialize our existing and new products and to expand beyond our historic customer base;

•	our ability to obtain and maintain regulatory clearances;

•	the impact of the political, economic and military instability in Israel and the ongoing Israel-Hamas war on our ability to operate and develop, manufacture and deliver products and components;

•	our expectation regarding the safety and efficacy of our products;

•	the commercial experience of our management team;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our estimates regarding the potential market opportunity for our products;

•	developments and projections relating to our competitors or our industry;

•	our ability to differentiate and distinguish our products from those of our competitors;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our sales and marketing capabilities and strategy in the United States and internationally;

•	the implementation of our business model, strategic plans for our business, products and technology;

•	our ability to attract or retain key personnel;

•	the impact of climate-related events and increasing regulatory requirements and security on our operating costs and business operations;

•	our intellectual property portfolio and position and our ability to protect our intellectual property rights; and

•	our assessment of the impact to us of any third-party litigation claiming patent infringement.

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

•
if we do not continue to develop and commercialize new products and identify new markets for our products and technologies, we may not remain competitive or expand beyond our historic customer base, and our revenues and operating results could suffer;

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

We design, develop, manufacture and commercialize innovative, minimally invasive and non-invasive surgical/medical products. We have developed products that apply our minimally invasive technology in plastic surgery, dermatology, gynecology and ophthalmology. We were established in 2008 and have expanded our product offerings to include fourteen product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF and OptimasMAX. In 2025 we introduced two new, Luxora and ApexRF. If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology by user doctors. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, doctors’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing technologies.

To increase our revenues, we must:

•
continue to further penetrate our existing historic customer base, including plastic and facial surgeons, aesthetic surgeons, dermatologists and obstetricians/gynecologists, or OB/GYNs, and drive recurring revenues by demonstrating to our customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

•	expand our customer base to include new customers, such as ear, nose and throat physicians, or ENTs, ophthalmologists, general practitioners and aesthetic clinicians;

•	leverage our existing technology to expand into new minimally invasive and non-invasive applications that either add to or significantly improve our current products;

•	increase our sales presence to target and expand our market globally;

•	actively pursue business development opportunities, including potential acquisitions and strategic partnerships to augment our product and technology portfolio; and

•	expand and maintain our intellectual property and patent portfolio.

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

If we fail to maintain our working relationships with physicians and other ancillary healthcare professionals, our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products. If we are unable to maintain these strong relationships or form new relationships with physicians and other healthcare professionals beyond our historic customer base, the development and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

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

Competition among providers of energy-based devices for the medical aesthetics market is characterized by rapid innovation. If we do not continue to develop and commercialize new products and identify new markets for our products and technologies and expand beyond our historic customer base, we may not remain competitive, and our revenues and operating results could suffer.

The industry in which we operate is subject to continuous technological development and product innovation. If we do not continue to be innovative in the development of new products and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products and applications. While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our, or create their own, innovations. Accordingly, our success depends in part on developing new and innovative applications of laser and other energy-based technology and identifying new markets for and applications of existing products to new customers and technology. Our future growth also depends, in part, on our ability to expand beyond our historic customer base to ENTs, ophthalmologists, general practitioners and aesthetic clinicians. If we are unable to develop and commercialize new products and identify and penetrate new markets for our products and technology, our products and technology could become obsolete and our revenues and operating results could be adversely affected.

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

Our products compete against products offered by public companies, including AbbVie Inc., Apyx Medical Corporation, Venus Concept Inc., BTL Aesthetics, Inc. and Sisram Medical Ltd, as well as by private companies, such as Cutera, Inc., Cynosure LLC, Lumenis Ltd., and Candela Medical Inc. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical aesthetic products, including Botox®, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and laser procedures, which may offer a broader range of medical and non-medical products and technologies that are more readily available to customers at a lower cost. Our ability to compete effectively depends upon our ability to distinguish the Company and our products from our competitors and their products and includes the following factors:

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

The medical technology industry is intensely competitive. Pharmaceutical alternative treatments compete vigorously with traditional laser and other energy-based procedures, such as those carried out with our products. Some pharmaceutical companies, academic and research institutions or others have or may in the future develop new, non-invasive or minimally invasive therapies that could be considered more effective or more convenient, or less expensive than our current or future products. The introduction of new technologies, along with these potential new therapies, could result in increased competition or make our products obsolete. Moreover, we could expand our business to include new, non-invasive or minimally invasive therapies which may compete with our current product offerings. We may not be able to respond effectively to technological changes and emerging industry standards or to successfully identify, develop or support new technologies or enhancements to existing products in a timely and cost-effective manner. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

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

During each stage of the research and development process, we have in the past and may again in the future  encounter obstacles that could delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient patent or other intellectual property protection for such new or enhanced products, or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so, or to address the technological changes and challenges in our markets, could have a material adverse effect on our business, financial condition and results of operations.

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

International (non-U.S.) sales accounted for approximately 46% of our total revenue for the year ended December 31, 2025. We believe that an increasing percentage of our future revenue will come from international sales as we continue to expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Asia. If we are unable to do so successfully, our revenue and revenue growth from international operations will be adversely affected.

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

Political, economic and military conditions in Israel could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

Our principal executive offices and research and development facilities as well as our third-party manufacturers are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business.

In October of 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During November 2024, a ceasefire in Lebanon was declared. During January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreement will hold. In addition, in June 2025, a significant escalation occurred in the direct confrontation with Iran and the Houthis Movement. Following an extensive Israeli preemptive strike against nuclear sites and high-ranking officials in Tehran, Iran and the Houthis launched massive swarms of hundreds of ballistic missiles and UAVs. These attacks resulted in casualties and widespread damage to residential buildings and civilian infrastructure across several areas in Israel. The physical impact on Israel's infrastructure was substantial, with authorities recording damage to strategic assets, including energy-related facilities, medical infrastructure and Israel’s national airport.

The ongoing and revived hostilities in the region, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. Armed conflict in the region has caused some Israeli companies to experience delays to clinical trials and other operational milestones. Similar disruptions could impact us and delay our timelines.

The conflict could cause situations where applicable foreign regulatory bodies, such as the FDA, could not be able to visit our third-party manufacturing facilities in Israel in order to review, causing delays. The hostilities could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Several of our employees are subject to military reserve service in the IDF and have been and may be called to serve. Since October 7, 2023 and as of the date of this Annual Report, 6 of our employees served in active duty. Military reserve service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Moreover, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Actions by international judicial bodies or other international forums could also influence the global perception of Israel and Israeli companies and may lead to sanctions or other restrictive measures against Israeli companies and academic institutions, which could negatively affect our operations and collaborations.

Further, there have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the resulting sanctions and any related market disruptions are impossible to predict, they could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Operations in Israel.”

We have limited business in Russia which pose some degree of sanctions risk that cannot be entirely eliminated.

We have a long-standing distribution contract with a Russian distributer which distributes our products in the country and other neighboring countries.  Sanctions against Russia across various key jurisdictions, including the United States, are extremely dynamic and complex and usually apply on a strict liability basis, and sometimes may expose non-U.S. parties to liability or imposition of market restrictions even in the absence of jurisdictional grounds or touchpoints with the country of the governmental authority imposing the sanctions. Accordingly, in the current environment, Russia-related dealings may entail some degree of exposure to sanctions risks that cannot be entirely eliminated.

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

In recent years, the U.S. government has instituted or proposed changes to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multilateral trade agreements and treaties with, and the imposition of tariffs on, a wide range of products and other goods from China and other countries. Given our contract manufacturing and logistic providers in those countries, policy or regulations changes in the United States or other countries present particular risks for us.

New or increased tariffs could adversely affect many of our products. There also are risks associated with retaliatory tariffs and resulting trade wars. We cannot predict future trade policy and regulations in the United States and other countries, the terms of any new or renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

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

Many of the components that comprise our products are currently manufactured by a limited number of suppliers. Although each of our components can be obtained from more than one supplier, we do not have the ability to manufacture the components we outsource. Additionally, our subcontractors rely on a limited number of suppliers, or in some cases, one supplier, for some of the materials and components used in our products. If our subcontractors were to lose such suppliers, there can be no assurance that they will be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all, which could cause interruptions in their operations. If any of these third-party suppliers fails to adequately perform, our revenue and profitability could be adversely affected. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which may be a lengthy process.

There is a risk that our suppliers will not always act consistently with our best interests, and may not always supply goods that meet our requirements. Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business, financial condition and results of operations.

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

In the United States, federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. Although we offer training on the use of our products, we do not supervise the treatments performed. Purchase and use of our products by non-physicians may result in product misuse. The potential misuse of our products may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

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

We generally enter into non-competition agreements with our professional employees, in most cases within the framework of their employment agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under applicable employment laws, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that we would be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

The expense and potential unavailability of insurance coverage for our customers and the Company could adversely affect our ability to sell our products and our financial condition.

Some of our customers and prospective customers are required to maintain liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing light, laser or radio frequency-based products due to the cost or inability to procure insurance coverage.

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

Our business is heavily dependent on the security of our IT networks. Internal or external attacks on any of those could disrupt the normal operations of our engagements, impede our ability to provide services to our customers, and subject us to substantial liabilities or penalties in connection with any violation of applicable contracts, privacy laws or regulations.  Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Emerging technologies such as generative artificial intelligence (AI) may be used by malicious actors to create more targeted cyber-attacks that may target us or spread disinformation about us or our products. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. While we take measures to protect the security of, and unauthorized access to, our systems, as well as the privacy of personal and proprietary information, it is possible that our security controls of our systems, as well as other security practices we follow or those systems of our customers which we rely upon, may not prevent the improper access to or disclosure of personally identifiable or proprietary information.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect about individuals in the U.S. and abroad. . This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. We are subject to U.S. federal and state laws regarding data privacy and security, including Section 5 of the Federal Trade Commission Act, or FTC Act, the California Consumer Privacy Act, or the CCPA and the California Privacy Rights Act, or the CPRA. Further, the Health Insurance Portability and Accountability Act of 1996, as amended, and regulations implemented thereunder, or HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Although we are not currently subject to the rules and regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Federal and state consumer protection laws are increasingly being applied by the FTC, and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. For example, the CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. Both the CCPA and CRPA are generally more stringent than similar U.S. federal regulations. Any liability from failure to comply with the CCPA and CPRA, as well as HIPPA, to the extent we may become subject to this act in the future, if at all, could adversely affect our financial condition.

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

We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have issued patents in the United States, which we consider to be our main target market, and one issued patent in South Korea. Most of our revenues for the years ended December 31, 2025, 2024 and 2023 were derived from the United States, where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.

Our patent portfolio consists of fifteen issued U.S. patents, one issued Korean patent and eleven pending patent applications in the United States relating to our technology and products. Our pending and future patent applications may not issue as patents or, even if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected, our competitive position could be adversely affected, as could our business and financial results.

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

Third parties have and may in the future commence litigation against us claiming that our products infringe upon their patents or other intellectual property rights

From time to time, we may be party to, or threatened with, litigation or other proceedings with third parties, including non-practicing entities, who allege that our products, components of our products, services, and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. The types of situations in which we may become a party to such litigation or proceedings include:

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

We do and may in the future employ individuals who were previously employed at universities or other pharmaceutical or medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any significant claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

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

Under FDA regulations, for each of our products we must only use labeling, including advertising and promotional materials, that is consistent with the specific indication(s) for use included in the FDA exemption regulation, clearance, or approval that is applicable to the specific product. If the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, seizure, injunction or criminal fines and penalties. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, or exclusion from participation in federal health programs. In each event, our reputation could be damaged and the use of our products in the marketplace could be impaired, or our business could face significant hardship.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 43 days beginning on October 1, 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

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

As of December 31, 2025, there were 63,358,750 ordinary shares outstanding (not including a total of 24,975,003 ordinary shares held at that date as treasury shares). Sales of these shares, or the perception that these sales may occur in the future, into the market could cause the market price of our ordinary shares to drop significantly. In addition, we have registered all ordinary shares that we have issued and may issue in the future under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

We have not paid dividends in the past and may not pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and may not distribute cash or other dividends on our ordinary shares in the foreseeable future. The distribution of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. We may only distribute dividends out of  “profits,” as defined by the Companies Law, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and anticipated obligations as they become due. If we do not distribute dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the price of our ordinary shares appreciates.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and we do not expect to be classified as a PFIC for the current year ending December 31, 2026 or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. As a “large accelerated filer” we are responsible for establishing and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Although our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and our management is required to report on our internal controls over financial reporting under Section 404, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders have historically been exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act, but effective March 18, 2026, our officers and directors will be subject to such reporting requirements.  Furthermore, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Even though we may voluntarily elect to comply with Regulation FD and have done so in the past, these exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company.

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

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred, and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Boycotts and various Middle Eastern business restrictions in the region may adversely impact our ability to operate and sell our products.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may in the future impose restrictions on doing business with Israel and Israeli companies, whether as a result of the ongoing and revived hostilities in the region, the ongoing Israel-Hamas war or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Although Israel had signed bilateral peace agreements with several Middle Eastern countries for forging new economic ties with them, the goals of such bilateral peace agreements may not be achieved in full or at all. The restrictive laws and policies and the actions by boycott activists, if they become more widespread and successful, and fast-moving changes to Israel’s geopolitical relations, may limit our ability to sell our products and may have an adverse impact on our operating results, financial conditions or the expansion of our business.

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

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of ordinary shares above specified thresholds, requires special approvals for transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association contain provisions that may make it more difficult to acquire us, such as classified board provisions. In addition, Israeli corporate law generally does not provide for shareholder action by written consent in public companies, thereby requiring all shareholder actions to be taken at a general meeting, which could delay the ability of shareholders to effect certain corporate actions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax obligations. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. See “Item 10E. Additional Information–Taxation–Israeli Material Tax Considerations” for additional information. These provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares.

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

Since we are incorporated under Israeli law, the rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law, including the Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of certain related party transactions that require shareholder approval under Israeli law. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Item 6C. Directors, Senior Management and Employees–Board Practices–Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to approximately  $1.0 million, $0.7 million and $0.8 million respectively. Our capital expenditures consist principally of the purchase of molds for manufacturing. We anticipate our capital expenditures in 2026 to be up to $1 million and to be financed from our existing cash and cash equivalents.

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

B.   Business Overview

Overview

We are a leading global provider of innovative, energy-based, minimally invasive surgical medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s wellness. We have developed and commercialized products utilizing medically accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our radio frequency, or RF,  energy-based proprietary technologies—(i) Radio Frequency Assisted Lipolysis, or RFAL; (ii) Deep Subdermal Fractional RF; (iii) Simultaneous Fat Destruction and Skin Tightening; and (iv) Deep Heating Collagen Remodeling for skin and human natural openings – represent a paradigm shift in the minimally invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring, ablative skin rejuvenation treatments and treatment of Genitourinary Syndrome of Menopause, or GSM. We believe that our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other surgical options by delivering surgical-grade results under local anesthetics while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat destruction and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high-power IPL technology. Our products, which we have historically marketed and sold to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs, may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.

In addition to the existing group of patients who currently undergo full surgical aesthetic procedures, we believe our minimally invasive solutions satisfy a previously unmet market demand in two incremental groups of patients: (i) those whose skin laxity or other physical attributes have previously precluded them from undergoing surgical aesthetic procedures and (ii) those who would entertain the idea of surgical or minimally invasive aesthetic procedures, but are averse to the associated costs, downtime and potential safety risks. We believe these patient populations will continue to represent a significant opportunity for our differentiated minimally invasive aesthetic solutions.

We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched sixteen product platforms: BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF, OptimasMAX, Luxora, ApexRF and Solaria. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces or hands-free applicators, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces, hands-free applicators and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

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

•
For ear nose and throat specialists we are in the initial stage of developing a new platform and handpieces that we believe will provide patients with a medical treatment solution for snoring and rhinitis. The handpiece for treatment of turbinates is based on our Deep Subdermal Fractional RF technology and is expected to contract the turbinate to enable free breathing. This platform and handpiece is in the concept design phase.

•
For urologists, we brought to the market a device using RF energy to for temporary relief of muscle spasms, and temporary improvement of local blood circulation. called ApexRF. We registered a patent application to protect our technological concept, and we believe that our technological concept work well for this indication but much more research and development is needed.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Historically, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, 105 third-party clinical studies have been completed and 11 third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of over 110 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful  in demonstrating the efficacy of our technology. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

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

Our revenue decreased to approximately $370.5 million for the year ended December 31, 2025, from approximately $394.8 million for the year ended December 31, 2024 and from approximately $492.0 million for the year ended December 31, 2023. For the years ended December 31, 2025, 2024 and 2023, we recorded a gross margin of approximately 79%, 80% and 84%, respectively, and net income of approximately $93.9 million, $181.3 million and $197.9 million, respectively. Our principal market is in the U.S., where our revenue decreased to approximately $198.7 million for the year ended December 31, 2025, from approximately $244.8 million for the year ended December 31, 2024 and from approximately $307.8 million for the year ended December 31, 2023. Outside of the U.S., our revenue increased to approximately $171.8 million for the year ended December 31, 2025, from approximately $150.0 million for the year ended December 31, 2024 and decreased from approximately $184.2 million for the year ended December 31, 2023.

Regarding U.S. revenues for the years ended December 31, 2025, 2024 and 2023, we derived approximately $155.4 million, or 78%, $223.7 million, or 92%, and $264.7 million, or 86%, of our total U.S. revenues from the sale of minimally invasive platforms. We derived approximately $5.2 million, or 3%, $15.2 million, or 6%, and $33.9 million, or 11%, respectively, of our total U.S. revenues from the sale of hands-free platforms, and approximately $38.1 million, or 19%, $5.9 million, or 2% and $9.2 million, or 3%, respectively, of our total U.S. revenues from the sale of non-invasive platforms.

We have 37 FDA clearances and, in addition to the United States, where we have sold over 13,120 product platforms, we are permitted to sell our products in most countries. As of December 31, 2025, we sell and market our products in the United States, Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia, India, Thailand and Argentina through a direct sales force (including distributor sales managers) of approximately 285 representatives. We also sell and market our products through over 73 distributors in over 101 countries. As of December 31, 2025, we had a global installed base of approximately 30,900 product platforms capable of running various multi-use applicators and utilizing minimally invasive consumables.

Our Solution

We believes that key benefits of our minimally invasive surgical aesthetic and medical treatment solutions include:

•
Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

•	Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications, and typically reduces cost.

•	Minimally invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

•	Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including over 110 peer-reviewed publications.

•	Differentiated, RF energy-based technology simultaneously destroys fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

•
Innovative dual wavelength laser technology that allows for permanent hair reduction on a wider range of skin types and hair textures than other aesthetic solutions currently on the market, reducing the number of treatments required.

•	Typically less expensive than other aesthetic solutions on the market that provide comparable results because less physician time and training is required.

Leader in RF Energy

We believe we are the leader in using RF energy for both minimally invasive and subdermal ablative aesthetic purposes. RF energy is different from optical energy because it is absorbed by the epidermis and is able to be targeted to penetrate deep into the tissue. The application of RF energy in medicine is a well-established practice. For example, RF energy is the basis of magnetic resonance imaging, or MRI, and surgical diathermy, used to cauterize blood vessels to prevent excessive bleeding, both commonplace applications administered regularly in medical practice. RF energy is also used in cardiology for ablative interventions and in oncology surgery for tumor/metastasis ablation.

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

Radio-Frequency Assisted Lipolysis

Using our expertise in bipolar RF energy delivery, we developed what we believe is the next generation of lipolysis and adipose tissue remodeling technology, a new category of devices that deliver a thermal response to the adipose tissue, skin and subdermal matrix. Our RFAL products deliver directional RF energy into the subcutaneous fat to coagulate, liquefy and remodel adipose tissue and heat the subcutaneous fibrous septa, or partitions, resulting in substantial collagen contraction of subdermal space. We believe we are the first company to utilize bipolar radio frequency in a minimally invasive manner. Our RFAL products generate a higher power and more efficient energy transfer than laser energy systems and allow the treatment of larger volumes of the subcutaneous tissue with optimal thermal profiles, facilitating the significant tightening of the tissue. The shrinkage of tissue is significant and can reach double-digit percentages of the heated tissue volume. The thermal energy is delivered by an innovative handpiece comprised of two electrodes: the internal electrode is inserted into the fat layer while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula is passed through the subcutaneous fat while the external electrode is moved above and over the skin’s surface. The small, conductive tip of the cannula delivers RF energy into the subcutaneous fat, liquefying it and simultaneously contracting fibrous septa. The liquefied fat can then be removed from the body through a suction cannula. Our RFAL products also apply gentle uniform heating of the dermis, thereby promoting skin tightening. Figure 1 below shows how the RF energy is delivered through the handpiece to simultaneously liquefy fat and tighten the skin.

Our BodyTite, EmbraceRF and IgniteRF platforms, and the BodyTite, FaceTite and QuantumRF handpieces rely on our proprietary RFAL technology. To date, there have been more than 340,000 successful RFAL procedures conducted with positive clinical results using our BodyTite, EmbraceRF and IgniteRF platforms, and the BodyTite, FaceTite and QuantumRF handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.

External cannula
RF energy
controlled by
thermal sensors
Outer dermis
Subdermal layer
Subcutaneous fat
tissue
Internal
cannula
Handpiece

Figure 1: RFAL mechanism of action.

Deep Subdermal Fractional RF

Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. Our deep subdermal fractional RF can be applied to both face and body. Our Morpheus8, Morpheus8 Body, Morpheus Burst and Morpheus8 V handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Embrace RF, Optimas, IgniteRF, OptimasMAX, EmpowerRF, Envision and Define platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

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

Pulse/Continuous Bipolar RF

Continuous bipolar RF is electrical energy in the RF spectrum (1 MHz) that results from the flow of an electric charge between two electrodes. This conducted energy increases ion movement in the tissue and generates kinetic energy that is transformed to thermal energy (heating). In turn, this thermal energy causes controlled damage to the tissue and triggers a natural healing mechanism and tissue-renewal resulting in tissue tightening and remodeling. The distance between the electrodes allows for control of the depth of penetration of the bipolar RF energy into the tissue. The distance between the electrodes is chosen based on the particular treatment and according to the tissue to be treated (generally varies between a few millimeters to 3-4 centimeters). Bipolar RF can be delivered to the tissue in one of two modes: either pulse or continuous. In pulse mode, pulse duration is pre-determined and RF energy automatically stops. In continuous mode, the RF energy is delivered uninterrupted into the tissue for as long as the operator deems appropriate. As part of the design, continuous bipolar RF energy allows real-time measurement of the patient’s skin temperature. This allows our products to provide real-time feedback to the operator throughout the treatment process and enhances overall safety and efficiency. All of our RF platforms (both existing and expected) and RF handpieces (both minimally and non-invasive) have both pulse bipolar RF and continuous bipolar RF capabilities. Our proprietary RFAL-based products (such as our BodyTite and IngiteRF platforms with BodyTite, FaceTite and QuantumRF handpiece) and Deep Heating Collagen Remodeling based products (such as our Forma and Plus handpieces) primarily utilize the continuous bipolar RF feature. Our proprietary Deep Subdermal Fractional RF based products (such as our Morpheus8 and Moprheus8 Burst handpieces) and Simultaneous Fat Destruction and Skin Tightening products (such as our BodyFX and Mini FX handpieces) primarily utilize the pulse feature, depending on the procedure and target result. Figure 3 below shows how RF energy is delivered through the handpiece by an electric charge between two electrodes continuously into the tissue.

Figure 3: Pulse/Continuous Bi-polar RF mechanism of action.

Non-invasive Medical Aesthetic Technologies

In addition to our proprietary minimally invasive solutions, we continue to develop innovative non-invasive medical aesthetic solutions, including:

•
Simultaneous non-invasive fat destruction and skin tightening. We believe our technology is the first  RF-based, noninvasive body contouring technology that permanently destroys adipose tissue while simultaneously contracting the skin. This technology addresses problematic fatty tissue in large body areas such as the abdomen, back and thighs. Customers use this technology with the Contoura platform and the BodyFX and MiniFX handpieces.

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

•
Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting non-invasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, OptimasMAX, Votiva, Define, Contoura, Evoke and EvolveX hands-free platforms and EmpowerRF, as well as the Envision.

•	Energy Muscle Stimulation (EMS). This technology is used on several platforms that we sell, such as the EvolveX and EmpowerRF. The technology can be combined with RF or can be stand-alone.

Differentiated and Comprehensive Post-Sales Support

To complement our innovative aesthetic solutions, we offer post-sales training and support services. We provide physicians training focused on the most beneficial ways to utilize our products, including a disciplined focus on safety. Our clinical training and support program consists of three key components:

i.	A visit by a new physician customers to one of our many plastic surgery facilities for instruction followed by a live patient demonstration;

ii.	A visit to the new physician customer’s office by a trained registered nurse or physician’s assistant to attend the first day of treatments; and

iii.
Open house workshops organized by us, wherein a new physician customer invites his or her patient base and we assist them in “kick starting” marketing efforts. These events typically secure significant procedural revenues for the physician.

In addition, we offer ongoing livestream classes for physician customers where they can observe and interact in real-time with both our training staff and highly qualified physician instructors on a regular basis. Advanced training is also available for physicians who choose to expand their education on highly skilled procedures, including non-excisional breast lifting or brachioplasty. We are continuing to build a library of on-line instructional videos as both a reference tool and to expand physicians’ procedural offerings. We also provide support to help customers educate and engage patients about the new minimally invasive procedures available to them through our In-Practice program. This program provides hands-on, personalized marketing support for customers’ practices including marketing materials such as signage, educational collateral, digital marketing and advertising assets. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetics industry.

Our Competitive Strengths

We attribute the growing commercial success of our platforms and products to the following:

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

•
Broad regulatory approvals supported by extensive clinical data. We have 37 FDA clearances and in addition to the United States, are permitted to sell in approx. 90 countries. To date, we also have a portfolio of over 110 peer-reviewed publications and 11 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Morpheus8, Forma, Lumecca, DiolazeXL, Votiva, Morpheus8V, FormaV, Contoura, BodyFX, MiniFX, Evoke, EvolveX, Morpheus8, AccuTite, QuantumRF, Luxora  ApexRF and Solaria). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

•
Strong management team with proven track record. Our management team has significant expertise in the medical aesthetics industry with a proven track record of successfully developing and commercializing innovative technologies. Moshe Mizrahy and Dr. Michael Kreindel, our co-founders, previously founded Syneron Medical Ltd. Our senior executive team has an average of over 16 years of medical aesthetics industry experience and has served in various leadership positions at Syneron Medical Ltd. and Cynosure, Inc.

Our Growth Strategy

Our objective is to expand our technological leadership in the surgical solutions market and to leverage our RF proprietary technologies to expand into additional medical solutions markets. We intend to achieve this goal by implementing the following strategies:

•
Increase our sales presence to target and expand our addressable market globally. We plan to continue to expand our direct sales organization and our distribution network and seek to recruit and train exceptionally talented sales representatives in existing and new markets to help us broaden the adoption of our products, drive further market penetration and expand beyond our historic customer base.

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

•	Latin America: We plan to strengthen our network of exclusive distributors in all countries in Latin America. In 2025, we established a direct sales operation in Argentina.

•
Asia-Pacific: In addition to our direct sales presence in India, Australia, Japan and Thailand, we may also establish direct sales presence in China through our fully-owned subsidiary in China, Guangzhou InMode Medical Technology Ltd., as well as enhance our network of exclusive distributors in other countries in Asia.

•
Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Since inception, we have sold over 4.4 million consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into extended warranties, which would provide us with additional recurring revenues.

•
Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our historic customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, noninvasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of stress urinary incontinence , ), vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments and other GSM symptoms, snoring and rhinitis treatments, dry eye and eyelid treatments, Temporomandibular Joint Disorders and Erectile Dysfunction.

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

•
Expand our intellectual properly and patent portfolio. We intend to expand our existing intellectual property and patent portfolio as we develop additional applications and continue to aggressively defend our existing patent portfolio against potential infringement by our competitors.

Our Products

We offer a broad portfolio of aesthetic and medical treatment solutions that consist of a variety of platforms providing minimally and non-invasive applications. The following tables provide information concerning our product platforms and their applications.

Minimally Invasive and Ablative Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite	Body Contouring (MI)
			FaceTite	Face Contouring (MI)
			NeckTite	Neck Contouring (MI)
			AccuTite	Face/Body Contouring (MI)
Optimas Optimas MAX	Laser Bipolar RF IPL	2016 2024	Morpheus8 Forma Lumecca DiolazeXL Vasculaze	Skin Rejuvenation (MI) Skin Rejuvenation (NI) Skin Rejuvenation & Pigmentation (NI) Hair Removal (NI) Vascular Lesion (NI) Facial Wrinkles and Texture (MI)
EmbraceRF	Bipolar RF	2018	FaceTite	Face Remodeling (MI)
			Morpheus8	Facial Wrinkles and Texture (MI)
			AccuTite	Face/Body Contouring (MI)
Votiva	Bipolar RF	2017	FormaV	Women’s Wellness (MI)
				Women’s Wellness (NI)
Morpheus8	Bipolar RF	2021	Morpheus8	Face and body fractional RF treatment (MI)
			Morpheus8 Body
Envision	Bipolar RF and IPL	2023	Forma i Lumecca I Morpheus8	Treatment of dry eyes Facial Rejuvenation
Morpheus8 Burst	Bipolar RF	2024	Morpheus8 Burst Morpheus8 Burst Deep	Face and body fractional RF treatment (MI)
EmpowerRF	Bipolar RF and EMS	2021	FormaV, Morpheus8V, VTone, Aviva	Women’s Wellness (MI)
IgniteRF/ Luxora	Bipolar RF	2024	QuantumRF	Body and face contouring (MI)

Non-Invasive Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX	Body Contouring
			MiniFX	Face/Neck Contouring
			Plus	Skin Tightening
Triton	Laser	2018	Triton Duo Light	Hair Removal
			Triton Duo Dark	Hair Removal
ApexRF	BipolarRF	2025	Curved and Straight ED handpieces	Improved Blood Circulation
Solaria	Laser	2025	CO2,HP	Facial Rejuvenation

Hand-Free Platforms

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
EvolveX	Bipolar RF EMS	2021	Tite (HF)	Skin Tightening
			Transform (HF)	Body Contouring
			Tone (HF)	EMS
Evoke	Bipolar RF	2020	Cheek (HF)	Skin Rejuvenation
			Chin (HF)	Skin Rejuvenation
Define	Bipolar RF	2023	Cheek (HF) Chin (HF)	Skin Rejuvenation Skin Rejuvenation

*	“MI” = Minimally Invasive, “NI” = Non-Invasive, “HF” = Hands-free application

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

Morpheus8/Morpehus8 Body/Morpheus8 Burst/Moprheus8 Deep/Morpheus8V – The minimally invasive Morpheus8 and Morpheus8 Body handpieces use RF energy for subdermal adipose tissue remodeling, and are programmable by the user according to treatment area. The handpieces offer treatment depth up to 7mm. The upper part of the needle and external electrodes are coated with a polymer to prevent skin surface thermal damage while delivering RF energy into the subdermal space.

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

Forma I – The non-invasive handpiece was introduced in 2022 for treatment of peri-orbital and meibomian glands, and for dry eye indication by Health Canada. The energy level is similar to Forma (above), and the handpiece covers a spot size of 10 sq. millimeters.

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

Lumecca  Peak – The non-invasive Lumecca and Lumecca Peak handpieces, introduced in 2015 and 2024, are IPL handpieces optimized for both light and dark skin that uses a xenon flash lamp to deliver filtered optical energy in the 515nm to 1200nm range for light skin treatment and 580nm to 1200nm range for darker skin. Lumecca and Lumecca Peak are intended for treatment of superficial vascular and pigmented lesions. The handpiece covers a spot size of 30mm x 10mm with a peak optical power of 10,000 watts.

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

Face and Body Contouring

Minimally Invasive

Generally performed by a physician, RFAL delivers directional RF energy into a patient’s subcutaneous fat to coagulate and liquefy adipose tissue and heat the subcutaneous fibrous septa, resulting in substantial collagen contraction of the subdermal space. RF energy is delivered through an innovative handpiece comprised of two electrodes. The internal electrode is inserted into the fat layer, while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula passes through the subcutaneous fat, while the external electrode slides over the skin’s surface. The small conductive tip of the cannula concentrates RF energy in the subcutaneous fat, liquefying it and simultaneously contracting the fiber septa. This liquefied fat can then be removed from the body. Our RFAL technology can be administered on all regions of the body and typical treatments are approximately 30 to 90 minutes each under local anesthesia. We received 510(k) FDA clearance for our RFAL technology in 2016. Users conduct minimally invasive face and body contouring using RFAL technology with the BodyTite and Embrace platforms and BodyTite, FaceTite and AccuTite handpieces. In 2024, we introduced the IgniteRF platform with the QuantumRF handpiece which is also based on RFAL technology.  We received 510 K FDA clearance for the QuantumRF in 2024.

Generally performed by a physician, Deep Subdermal Fractional RF delivers RF energy into the subcutaneous adipose tissue to depths of up to 4mm through an array of coated needles producing localized heat and matrix of small lesions in the subcutaneous fat. The heat generated by the pins in the subdermal tissue promotes connective tissue restructuring. As a result, physicians can offer a versatile fractional treatment creating a three-dimensional collagen contraction and subdermal fat coagulation. The deep fractional remodeling is used when fat layer is not thick enough to use RFAL technology or when patient wants only superficial result. Deep Subdermal Fractional RF can be used for wrinkle reduction, skin tightening and treatment of cellulite appearance. In addition to reshaping, Deep Subdermal Fractional RF provides long-term results for inflammatory acne by coagulating enlarged sebaceous glands. The most common areas of treatment are the face and neck. Patients generally receive between one to three treatments for approximately 30 minutes each. Treatments are typically spaced two to three weeks apart. We received two 510(k) FDA clearances for Fractora in 2011 and 2016, and 510(k) FDA clearance for the Morpheus8 in 2019. In addition, we received 510K clearance for the Morpheus8soft tissue coagulation/contraction in 2024.  Customers use this technology with the BodyTite, Embrace, IgniteRF, Votiva, Empower, Optimas and OptimasMAX  platforms.

Solaria: Solaria is a fractional CO2 technology used for ablative skin resurfacing. It delivers precise microbeam treatments that leave surrounding tissue untreated, supporting deep ablation, faster healing, and fewer side effects. The system provides the trusted benefits of traditional resurfacing with the advantages of fractional procedures, offering controlled optical energy up to 120 microns and 45 mJ per micro spot. With multiple scanning modes, adjustable ablation areas, and four tips, it is a versatile platform for customizable treatments.

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

Hands-Free

Hands-Free Applicators: Applied by physicians and other aesthetic practitioners, our differentiated skin tightening, fat reduction and muscle stimulation solution is based on bipolar RF and EMS technologies, delivered through a set of hands-free applicators mounted or placed over the body or face. The setup of the parameters is determined by a doctor. Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body and face. Patients generally receive three to six treatments for approximately 30 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for the Evoke and Evolve in 2019. In 2021, we received 510(k) FDA clearance for the EvolveX which replaced the Evolve platform. Users conduct hands-free face and body contouring with the Evoke and EvolveX platforms using the Transform, Tite and Tone hands-free applicators for the EvolveX, and Cheek and Chin hands-free applicators for the Evoke and Define.

Medical Aesthetics

Skin Rejuvenation/Vascular & Pigmented Lesion Treatment

Generally performed by a physician or other aesthetic professional, different types of energy and treatments are provided, depending on the handpiece. The application of JPL energy enables the improvement of photo damage, as well as other pigmented abnormalities and superficial vascular lesions. A 1064nm laser is used for the treatment of larger and deeper veins. Patients often see results after a single treatment, but typically two to three treatments of approximately 15 minutes each are recommended. Treatments are typically spaced two to four weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in 2013 and for hair removal and permanent hair reduction in 2017 and 2018, respectively. Users rejuvenate the skin with the Optimas and OptimasMAX platforms using the Vasculaze, Lumecca and Lumecca Peak handpieces.

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

Men’s Health

In 2025, we launched the ApexRF, which is based on non-invasive bipolar RF technology intended to treat men who suffer from ED. This treatment is carried our using two different handpieces: the ED straight handpiece for treatment of the perineum and a curved handpiece for treatment of the penis. We are currently conducting two clinical studies in the United States, and, during 2026, we currently intend to launch this product in Europe. We do not yet have RF clearance for Erectile Dysfunction indication and are accordingly are limited in how we may market ApexRF.

Sales and Marketing

Our primary strategy to increase market penetration relies on selling directly to our historic customer base of plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs. We believe we are the only company commercializing minimally invasive aesthetic solutions specifically targeting the surgical community and believe our products represent a significant opportunity for these practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue. We are also targeting newer market opportunities consisting of OB/GYNs, ENTs, urologists, ophthalmologists, general practitioners and aesthetic clinicians as an incremental growth opportunity.

We target potential customers through office visits, trade shows, professional journals and various forms of paid and unpaid media. We also conduct clinical workshops featuring recognized expert panelists and key opinion leaders to promote existing and new treatment techniques using our products. We believe that these workshops enhance customer loyalty and provide us with new sales opportunities. We plan to continue to offer a large number of workshops spanning from single-day workshops to three-day workshops. We also use direct mail programs to target specific segments of the market that we seek to access, such as members of medical societies and attendees at meetings sponsored by medical societies or associations. In addition, we maintain an active public relations program that has resulted in treatments based on our products being featured in various televised and printed media outlets including InStyle, Shape, The Doctors and Harper’s Bazaar. In September 2022, international actress and producer, Eva Longoria, agreed to join us as our brand ambassador to share her positive experience with our EvolveX and Morpheus8 technologies, replacing our previous brand ambassador, international pop icon, Paula Abdul. We do not currently have a brand Ambassador.

We currently sell and market our products in the United States, Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia, India, Thailand and Argentina through a direct sales force of approximately 285 representatives. We also sell and market our products through over 73 distributors in over 101 countries. Our U.S. sales efforts are headquartered in Irvine, California. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct sales force in the United States will continue to increase.

In international markets, to complement our direct sales force, we sell our products through a network of distributors. Our Canadian sales efforts are headquartered in Toronto, Canada. As of December 31, 2025, we had an international sales management team of seven employees supporting over 73 independent distributors. The percentage of our revenues from customers located outside of the United States for each of the years ended December 31, 2025 and 2024 was 46% and 38%, respectively. We intend to continue to increase penetration of our customer base in international markets and expand into attractive new international markets by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in service and demonstration equipment and marketing, and to attend certain exhibitions and industry meetings.

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

Manufacturing and Supply

We rely primarily on outsourced manufacturing to produce our devices while maintaining control over the production process. Outsourcing allows us to carry lower inventory levels and maintain fixed unit costs without incurring significant capital expenditures than would be in place if products were self-manufactured. We outsource almost all of the manufacturing of our products to three subcontractors located in Israel, two of which we are substantially dependent on as part of our business. Through our strategic arrangement with Flextronics (Israel) Ltd., or Flex, and (BY) Medimor Ltd., or Medimor, we maintain dedicated manufacturing lines supervised by us in Flex and Medimor’s medical-grade manufacturing facilities in Migdal Haemek and Poriya, Israel. Within the Flex and Medimor facilities, all proprietary manufacturing, testing and assembly equipment was built and is owned by us. We also use a separate manufacturer, in addition to Flex and Medimor, to produce our handpieces and disposables.

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

The contracts we have with our main manufacturing subcontractors (Flex and Medimor) do not have minimum purchase requirements and allow us to purchase end products on a purchase order basis. Under these contracts, our manufacturing subcontractors provide manufacturing services pursuant to our written specifications. These manufacturing services include labor, materials, testing, packaging and delivery, as well as allocating production and storage space within their facilities for our products. Pricing under these contracts is reviewed between us and the manufacturing subcontractors every three months. These contracts typically have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturing subcontractor provide three months written notice prior to the expiration of the term. To date, we have not experienced any significant manufacturing delays. These contracts can be terminated by either party, without cause, with four to six months prior written notice.

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

As of December 31, 2025, we hold a 11.73% ownership interest on an as-issued basis and an 11.23% ownership interest on a fully diluted basis of Medimor.

Research and Development

Our research and development activities are conducted internally by a team of 42 research and development staff, based mainly in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We have a number of new projects and products under development. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening, and (iv) Deep Heating Collagen Remodeling, and developing new technologies.

Our research and development expenditures for the years ended December 31, 2025, 2024 and 2023 were approximately $13.3 million, $13.1 million and $13.4 million, respectively.

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

Patents and Patent Applications

As of February 10, 2026, we own 21 issued U.S. patents and one issued Korean patent. As of February 10, 2026, we have filed 5 patent applications that are pending in the United States Patent and Trademark Office. Our issued U.S. patents and pending applications are projected to expire between 2027 and 2044 (assuming pending U.S. patent applications are approved). These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to RF based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.

Patent Litigation

On October 11, 2023, we filed a complaint of patent infringement against BTL Industries Ltd. (“BTL”) in the United States District Court, Central District of California, alleging that BTL is infringing our U.S. Patent No. 8,961,511 (the “’511 patent”). In December 2024, the litigation was transferred to the District of Massachusetts, and BTL filed an answer to our complaint. On April 10, 2024, BTL filed a petition for inter partes review (IPR) before the Patent Trial and Appeal Board (PTAB) of the United States Patent and Trademark Office. On October 1, 2025, the PTAB issued a final written decision finding all claims of the ’511 patent valid. BTL has appealed the decision to the Federal Circuit. The district court had stayed the litigation during the IPR proceeding but lifted the stay shortly after the PTAB decision. We are pressing forward with the district court litigation, leading up to a final pre-trial conference on January 28, 2027. Meanwhile, the parties continue to discuss settlement.

Copyrights, Trademarks and Trade Secrets

The software programs associated with our products are protected by U.S. copyright law.

We also filed for protection available under trademark law. As of December 31, 2025, we own 19 registered trademarks in the United States and at least 46 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, BodyFX, Diolaze, Fractora and Lumecca. We also have at least nine pending foreign trademark applications. We also have six trademark applications in the United States pending for “Define by InMode,” “Fusion Dark,” Fusion Light,” “QuantumRF” ”IgniteRF,” and “Luxora.”

We also rely upon know-how and continuing technological innovation, and may pursue licensing opportunities in the future in order to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service.

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

Competition

Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by other public companies, including AbbVie, Cutera, Inc., Apyx Medical Corporation, Venus Concept Inc. Sisram Medical Ltd. and Sofwave Medical Ltd, as well as by private companies, such as Cynosure LLC, Lumenis Ltd., BTL Aesthetics, Inc. and Candela Medical Inc. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. and Merz Pharma Group. Our products compete against conventional medical products, including Botox®, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, which are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.

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

Government Regulation

Our products and operations are subject to extensive and rigorous regulation by the relevant governmental authorities in the countries where we market and sell or products. These governmental authorities include the FDA, which enforces the FDCA as well as other similar laws, and regulatory bodies worldwide. In addition, the FTC regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

In some jurisdictions, such as the United States, Canada and Israel, we must complete an application process with the relevant regulator, which includes submitting the results of clinical trials for their review.

In addition, many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import and export restrictions on our devices. Each country also has its own tariff regulations, duties and tax requirements. Failure to comply with applicable regulatory requirements may result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

In the United States, the FDCA and its  regulations govern the following activities that we perform and will continue to perform to help ensure that medical products distributed within the United States are safe and effective for their intended uses:

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

The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite (Inmode RF/IgniteRF), Optimas, OptimasMAX, Votiva, Contoura, Triton, EmbraceRF, Morpheus8, EvolveX, Define, and Evoke platforms:

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
IgniteRF	Radiofrequency (RF)
Monopolar:
HP101396A
HP172296A
HP060999A
HP102206A (FaceTite Turbo )
HP253966A(BodyTite Turbo)

Bipolar:
QuantumRF 25 minimally invasive handpiece

QuantumRF 10 minimally invasive handpiece

Fractional RF Applicators:

Morpheus8 Burst

Morpheus8 Burst Deep

K251254(01/14/2026)

The IgniteRF System with the monopolar RFAL handpieces is indicated for:

use in dermatological and general surgical procedures where coagulation/contraction of soft tissue or hemostasis is needed.

The IgniteRF System with the bipolar QuantumRF handpieces is indicated for:

use in dermatological and general surgical procedures where coagulation/contraction of soft tissue or hemostasis is needed.

The IgniteRF System with the Morpheus8 Burst and Moprheus8 Burst Deep applicators are indicated for:

use in dermatologic procedures where coagulation/contraction of soft tissue or hemostasis is needed.

At higher energy levels greater than 62 mJ/pin, the use of the Morpheus8 Burst and Morpheus8 Burst Deep Applicator is limited to Skin Types I-IV.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
OptimasMAX	Radiofrequency (RF), Laser, IPL
Laser Applicators:
•     DiolazeXL MAX 810nm
•     Fusion Light 755/810nm
•     Fusion Dark 810/1064nm
•     VasculazeMAX

IPL Applicators:
•     Lumecca 580 PEAK.
•     Lumecca 515 PEAK;

Non-Invasive RF Applicators:
•     Forma (Plus)
•     Plus (Plus Plus)

Fractional RF Applicators:

•     Morpheus8™
•     Morpheus8™ DEPP

K251632 (06/26/2025)

The OptimasMAX System with the Diode laser Applicators is indicated for:

•     Diolaze XL MAX 810nm Applicator is intended for hair removal and permanent hair reduction defined as the stable, long-term reduction in hair counts at 6, 9, or 12 months following a treatment regime.
•     Fusion Light 755/810nm & Fusion Dark 810/1064nm Applicators are intended for hair removal.
•     VasculazeMAX Applicator is intended for the treatment of vascular lesions, including angiomas, hemangiomas, telangiectasia, port wine stains, leg veins and other benign vascular lesions.

The OptimasMAX System with the IPL Applicator is indicated for:

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

The OptimasMAX System with the non-invasive RF Applicators is indicated for:

•     Plus and Forma Applicators are indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

The OptimasMAX System with the Morpheus8 RF Applicators indicated for:
Morpheus8 Applicators are intended for use in dermatologic procedures where coagulation/contraction of soft tissue or hemostasis is needed. At higher energy levels greater than 62 mJ/pin, the use of the Moprheus8 applicator is limited to Skin Types I-IV.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Define	Radiofrequency (RF)	Cheek Chin Forma MiniFX Morpheus8
K242598 (11/24/2024)

The Define System with the Cheek and Chin Applicators is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

The Define System with the Forma Applicator is intended for the relief of minor muscle aches and pain, relief of muscle spasms, and for the temporary improvement of local blood circulation.

The Define System with the MiniFX Applicator is intended for the relief of minor muscle aches and pain, relief of muscle spasms, for the temporary improvement of local blood circulation and for the temporary reduction in the appearance of cellulite.

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

The Transform Applicator in RF mode is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

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
•          24 pins tip (Fractora 3D)
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

The InMode Multi System with the non-invasive RF Applicators is indicated for:

•     BodyFX (WMBody) and MiniFX Applicators are intended for the treatment of the following medical conditions: Relief of minor muscle aches and pains, relief of muscle spasms, temporary improvement of local blood circulation; and temporary reduction in the appearance of cellulite.
•     Plus/ Plus90/Plus-Plus (Forma) and i-Forma Applicators are indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.
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

•   Morpheus8 12 Pin treatment tip
•   Morpheus8 T Pin treatment tip

K201150 (07/21/2020)

The InMode RF Multi-System with the Non-invasive RF Applicators employs RF energy for various applications:

•     Forma (Plus), Plus (Plus Plus) and Plus90 for relief of minor muscle aches and pain, relief of muscle spasm
•     , and temporary improvement of local blood circulation.
•     WMface is intended for use in dermatologic procedures for non-invasive treatment of mild to moderate facial wrinkles and rhytids.
•     BodyFX™ (WMBody)/MiniFX™ for relief of minor muscle aches and pain, relief of muscle spasms, temporary improvement of local blood circulation and temporary reduction in the appearance of cellulite.

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
K191855 (10/29/2019)

The EmFace (Evoke) device with the Cheek and Chin applicators is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

EmBody (Evolve)	Radiofrequency (RF)	EMBodyPlus – Tite EmBodyFX – Trim
K183450 (06/20/2019)

The EmBody (Evolve) platform with its designated applicators is intended for the treatment of the following medical conditions:

The EmBodyPlus (Tite) hands-fee applicator is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

The EmBodyFX(Tite) hands-free applicator is intended for the treatment of the following medical conditions using RF combined with massage:

•     relief of minor muscle aches and pain, relief of muscle spasms, and temporary improvement of local blood circulation; and
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

The T3 Applicator in RF mode is intended for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

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

•   Morpheus8 12 Pin treatment tip
•   Morpheus8 T Pin treatment tip

K201150 (07/21/2021)

The InMode RF Pro System with the Non-invasive RF Applicators employs RF energy for various applications:

•     i-Forma, Forma (Plus), Plus (Plus Plus) and Plus90 for relief of minor muscle aches and pain, relief of muscle spasms, and temporary improvement of local blood circulation.
•     WMface is intended for use in dermatologic procedures for non-invasive treatment of mild to moderate facial wrinkles and rhytids.
•     BodyFX™ (WMBody)/MiniFX™ for relief of minor muscle aches and pain, relief of muscle spasms, temporary improvement of local blood circulation and temporary reduction in the appearance of cellulite.

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
K172302 (12/08/2017)

The Contoura/Optimas platform with the Forma Plus, Plus90, Plus-Plus handpieces is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

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
f (07/12/2016)*

The InMode Plus90 (Votiva) platform with the Forma V handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.

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

InMode	Laser	Diolaze	K123682 (02/27/2013) The InMode Diolaze device is indicated for use for hair removal
InMode	Radiofrequency (RF)	WMface	k140926 (12/03/2014) The InMode WMface device is intended for use in dermatologic procedures for noninvasive treatment of mild to moderate facial wrinkles and rhytids.

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

We also are regulated in the United States under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

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

On May 25, 2017, the EU passed the Medical Devices Regulation (Regulation 2017/745), or MDR, entered into force, which repeals and replaces the EU Medical Devices Directive. The MDR allows devices lawfully placed on the market prior to May 26, 2021 pursuant to the EU Medical Devices Directive (discussed above), to generally continue to be made available on the market or put into service until December 31, 2028. Once the MDR phase-in period is complete after December 31, 2028, some of our products that entered the market prior to December 31, 2028 may come out of service.

The Medicines and Healthcare Products Regulatory Agency of the United Kingdom, or MHRA, is responsible for monitoring the UK medical device market. The MHRA requires that medical devices sold in the U.K. be required with the MHRA. Manufacturers based outside the UK need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. From July 1, 2023, all medical devices sold in the UK were required to carry a UKCA (UK Conformity Assessed) mark. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market differs from those in the UK. All of our platforms and applicators require UKCA marking.

Several member states of the EEA have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.

In Israel, the Medical Equipment Law generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. All of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations that are set to expire on June 10, 2029 up to May 6, 2030.

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

Corporate and Social Responsibility

Our management continues to participate in Corporate Social Responsibility, or CSR, Reporting on our website to respond to increased awareness of the importance of environmental and sustainability topics and non-material company activities towards the long-term success of the company. As a manufacturer of medical devices, we already adhere to strict quality and safety requirements dictated by regulatory bodies such as the FDA, CE, Health Canada, TGA (Australia), Brazil, Japan, China’s National Medical Products Administration, ISO, as well as international GMP standards. We successfully completed all audits conducted by the regulatory bodies in 2025, including a physical audit of our facilities and the facilities of our Tier 1 subcontractors – Medimor and Flex.

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

InMode supports the robotics team of Amit Zinman High School with more than just financial resources. Our engineers provide ongoing mentoring and opportunities to design electromechanical devices. One of the program’s goals is to introduce STEM subjects into the community through projects and our outreach programs and activities for kindergartens and elementary schools. We continue to support the high school’s robotics team with mentoring, resources, and funds and plan to continue to do so in 2026.

Technology Project at ORT Maale Tiberias High School

InMode, together with Medimor, our Tier 1 supplier, has established a partnership with ORT Maale Tiberias school to create a sustainable technology project. We have earmarked one hundred thousand dollars to this educational project. Tiberias is in an economically depressed area of Israel and we are proud to sponsor such an exciting and impactful project.

C.   Organizational Structure

Our subsidiaries, the countries of their incorporation/residence and proportion of ownership interest are as follows:

Name	Jurisdiction of Incorporation	Percentage Ownership
Invasix Inc.	Delaware, USA	100%
Invasix Corp.	Canada	100%
Invasix UK Ltd.	United Kingdom	100%
InMode Japan KK	Japan	100%
Invasix Iberia S.L.	Spain	100%
Guangzhou InMode Medical Technology Ltd.	China	100%
InMode India Private Limited	India	100%
InMode Australia Pty Ltd	Australia	100%
IMD France EURL	France	100%
InMode Innovations Ltd.	Israel	100%
InMode Italy S.r.l	Italy	100%
InMode Germany GmbH	Germany	100%
InMode (Thailand) Ltd.	Thailand	100%*
Invasix SAS	Argentina	100%
InMode Manufacturing Ltd	Israel	100%

* Due to local requirements, InMode Innovations Ltd. and Rafael Lickerman each own less than 0.1% of shares of InMode (Thailand) Ltd.

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

We currently lease approximately 44.1 thousand square feet in the Israeli facility. Our current monthly rent payment is approximately $92.8 thousand. In addition, we currently lease a warehouse in Zarzir, Israel with approximately 12.4 square feet; our current monthly rent payment for such warehouse is approximately $12.9 thousand.

In August of 2020, our U.S. subsidiary, Invasix Inc., signed a leasing agreement for an approximately 24-thousand-square-foot facility located in Orange County, California, to support our operations in the U.S. The lease agreement is for seven years and four months and occupation of the facility commenced in the middle of April of 2021. The current monthly rent payment is approximately $29.1 thousand.

Our Canadian subsidiary signed a lease agreement in April 2022 for an approximately 12-thousand-square-foot facility in Richmond Hill, Ontario. The lease agreement is for three years which began in July 2022. In April 2025 our Canadian subsidiary signed a new lease agreement, extending the lease for additional 5 years from July 2025. The current monthly rent payment is approximately $18 thousand.

Our subsidiaries in France and Spain signed new lease agreement in January and February 2025 respectively, for an approximately 2-thousand-square-foot facility in France and approximately 3-thousand-square-foot facility in Spain. The lease agreement is for approximately six years for each lease agreement, and the current monthly rent payment is approximately $5 thousand for each lease agreement.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2025, 2024 and 2023, which are included elsewhere in this 2025 Annual Report.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 under Item 5. “Operating and Financial Review and Prospects”, filed with the SEC on February 4, 2025.

Overview

We design, develop, manufacture and commercialize innovative, energy-based, non-invasive, minimally invasive surgical aesthetic and medical treatment solutions. Since 2010, we have launched 16 product platforms (BodyTite, Optimas, Votiva, Contoura, Triton, EmbraceRF, EvolveX, Evoke, Morpheus8, EmpowerRF, Define, Envision, IgniteRF OptimasMAX, Luxora, ApexRF and Solaria) that we market and sell primarily to plastic and facial surgeons, aesthetic surgeons, medical spas, dermatologists and OB/GYNs.

As of December 31, 2025, we had a global installed base of approximately 30,900 product platforms capable of running various multi-use applicators and minimally invasive consumables.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.

Components of Our Operating Results

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces and hands-free applicators. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the year ended December 31, 2025, we derived approximately 78% of our revenues from the sale of medical aesthetic products and approximately 22% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We expect continued growth in sales of consumables as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization as well as our number of platforms, to help us drive and support revenue growth and hope to continue this expansion.

For the years ended December 31, 2025 and 2024 we derived approximately $289.0 million, or 78% and $344.0 million, or 87%, respectively, of our total revenues from the sale of minimally invasive platforms, and we derived approximately $7.4 million, or 2% and $20.1 million, or 5%, respectively, of our total revenues from the sale of hands-free platforms and approximately $74.1 million, or 20% and $30.7 million, or 8%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 31, 2025 a decrease of approximately $55.0 million, or 15.9%, $12.7 million, or 63.2% in revenues from the sale of minimally invasive platforms, hands-free platforms, and increase of approximately $43.4 million, or 141.3% in revenues from non-invasive platforms, respectively. The decrease in the total revenues for the year ended December 31, 2025 was primarily generated by a decrease in the volume of medical aesthetic products sold by us as a result of the economic situation.

In the future, we expect that revenues from the sale of minimally invasive platforms will continue to be a major contributor to our revenues.

We sell our products directly in the United States, Canada, the United Kingdom, Ireland, Spain, Portugal, France, Belgium, Luxembourg, Italy, Germany, Austria, Japan, Australia, India, Thailand and Argentina, and indirectly through third-party distributors in other countries.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
Geographic region	2025	2024	2023
Israel	3,398	3,746	2,898
United States	198,652	244,774	307,818
Europe	79,045	63,441	62,532
Asia	49,210	42,974	47,744
Other	40,190	39,883	71,056
Total	370,495	394,818	492,048

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. We intend to continue to invest in research and development activities, increase the number of sales representatives in our sales and marketing organization and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers will be candidates for technological upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to increase the number of customers that enter into service contracts and extended warranties with us, which would result in additional recurring revenues. We also plan to expand our current product line in order to reach new customers, such as ENTs, ophthalmologists, general practitioners and aesthetic clinicians, and generate additional revenue.

Cost of Revenues

Our cost of revenues consists primarily of the expenses we incur in connection with the manufacture and assembly of our products by third parties and the direct costs we incur for the materials, labor and overhead needed to manufacture and assemble our products.

Our cost of revenues also includes shipping, handling, service and warranty expenses, as well as salaries and personnel-related expenses, including share-based compensation expenses, for our operations management team, which is comprised of subcontractor supervisors and purchasing and quality control employees. We expect our cost of revenues to increase in absolute dollars primarily as, and to the extent that, our revenue grows.

Our cost of revenues as a percentage of revenues has been, and we expect it to continue to be, affected by a variety of factors, including the average selling price of our products, promotional prices being offered to existing customers for our new products, manufacturing costs, the maturity of our existing products, and to a lesser extent the sales mix between the United States and the rest of the world as our average selling price in the United States tends to be higher than in the rest of the world after accounting for differences in currency value. We expect to see pressure on our gross margin due to increase costs and sales of more expensive laser-based devices in the future.

 Research and Development Expenses

Our research and development expenses consist of salaries and personnel-related expenses, including share-based compensation expenses, for our employees that are primarily engaged in research, development and engineering activities. Our research and development expenses also include regulatory-related costs and expenses, external engineering fees, materials and other overhead expenses incurred in connection with the design and development of our products. We expense all of our research and development costs as incurred. While we do not track our research and development spending by technology, product or application, we do expect that our overall research and development costs will increase in absolute dollars in the future as we develop more products and technologies. We expect research and development expenses as a percentage of our total revenue to vary over time depending on the level and timing of initiating new product development efforts.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. On a periodic basis, we evaluate our estimates. Actual results could differ from those estimates.

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

We estimate the degree to which deferred tax assets will result in a benefit, after consideration of all positive and negative evidence, and provide a valuation allowance for deferred tax assets that we believe more likely than not will not be realized. In situations in which we are able to determine that our deferred tax assets will be realized, that determination generally relies on future reversals of taxable temporary differences and expected future taxable income. Applying judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies.

During the year ended December 31, 2024, we determined that the positive evidence overcame any negative evidence, primarily due to cumulative income in recent years, including the effect of permanent adjustments, and the expectation of profitability in future periods, and concluded that it was more likely than not that the United States net deferred tax assets were realizable. As a result, we released the valuation allowance of $60.1 million related to the United States net deferred tax assets during the year ended December 31, 2024, with $5.4 million used during 2024, and $54.7 million recorded as deferred tax assets. As of December 31, 2025 and 2024, we concluded that the deferred tax assets for certain jurisdictions would not be realized and therefore reserved valuation allowance in the amount of $4.8 million and $4.2 million, respectively, with respect to these deferred tax assets.

Significant judgment is required in evaluating our uncertain tax positions. In evaluating the exposure associated with our tax positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar positions. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The liability for these unrecognized tax benefits totaled $4.4 million on December 31, 2025 (see Note 13 to our consolidated financial statements for additional information).

Operating Results

The following table summarizes the results of our operations for the periods presented:

	Years Ended December 31,
	2025		2024		2023
	($)	(% of Revenues)	($)	(% of Revenues)	($)	(% of Revenues)
	(in thousands)
Revenues	370,495	100	394,818	100	492,048	100
Cost of revenues	79,525	21	77,752	20	80,708	16
Gross profit	290,970	79	317,066	80	411,340	84
Operating expenses:
Research and development	13,319	4	13,137	3	13,410	3
Sales and marketing	180,578	49	181,366	46	193,042	39
General and administrative	11,686	3	10,032	3	9,228	2
Total operating expenses	205,583	56	204,535	52	215,680	44
Operating income	85,387	23	112,531	28	195,660	40
Finance income, net	24,943	7	30,938	8	21,607	4
Income before income taxes	110,330	30	143,469	36	217,267	44
Income taxes benefit (expenses)	(16,499)	5	37,806	10	(19,348)	4
Net income	93,831	25	181,275	46	197,919	40

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Revenues

Our revenues decreased by approximately $24.3 million, or 6%, to approximately $370.5 million for the year ended December 31, 2025, compared to approximately $394.8 million for the year ended December 31, 2024. This decrease was attributable to a decrease in sales of our minimal invasive platforms worldwide in the amount of $55.0 million, a decrease in the sales of our hand free platforms worldwide in the amount of $12.7 million, offset by increase of $43.4 million from non-invasive mainly from introduction of 2 new products in 2025, ApexRF and Solaria. The decrease in the total revenues for the year ended December 31, 2025 as compared to the prior year was primarily generated by a decrease in the volume of medical aesthetic products sold by us during the period as a result of decrease in patient and physician demand due to economic situation. Our revenues in the United States decreased by approximately $46.1 million, or 18.9%, to approximately $198.7 million for the year ended December 31, 2025, compared to approximately $244.8 million for the year ended December 31, 2024. This decrease was primarily attributable to the overall slowdown in the demand for aesthetic procedures, in addition to challenging financing market in the United States.

Our revenues outside of the United States increased by approximately $21.8 million, or 14.5%, to approximately $171.8 million for the year ended December 31, 2025, compared to approximately $150.0 million for the year ended December 31, 2024. This increase was primarily due to increase in sales in Europe and Asia.

Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2025, increased by approximately 3% compared to the year ended December 31, 2024. This increase was primarily attributable to turnaround and increase in demand for aesthetic procedures.

Cost of revenues

Our cost of revenues increased by approximately $1.7 million, or 2%, to approximately $79.5 million for the year ended December 31, 2025, compared to approximately $77.8 million for the year ended December 31, 2024. This increase was primarily due to an increase in freight costs in the amount of $2.2 million. Our gross margin decreased to 79% for the year ended December 31, 2025, compared to approximately 80% for the year ended December 31, 2024. This decrease was primarily attributable to an increase of freight costs and a different sales mix between the United States and rest of the world.

Research and development expenses

Our research and development expenses increased to approximately $13.3 million for the year ended December 31, 2025, compared to approximately $13.1 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in salaries and related expenses in the amount of $1.3 million which was offset by decrease in share-based compensation in the amount of $1.1 million.

Sales and marketing expenses

Our sales and marketing expenses decreased by approximately $0.8 million, or 0%, to approximately $180.6 million for the year ended December 31, 2025, compared to approximately $181.4 million for the year ended December 31, 2024. This decrease was primarily attributable to decrease in commission for sales in the amount of $6.1 million and, decrease in share-based compensation in the amount of $3.7 million, which was offset with increase in salaries in the amount of $3.6 million and employee-related expenses in the amount of $3.8 million.

General and administrative expenses

Our general and administrative expenses increased by approximately $1.6 million, or 16%, to approximately $11.6 million for the year ended December 31, 2025, compared to approximately $10.0 million for the year ended December 31, 2024. This increase was primarily attributable to the increase in professional services in the amount of $1.4 million, increase in salaries in the amount of $0.6 million which was offset with decrease in product liability provision in the amount of $0.5 million.

Finance income, net

Our finance income, net was approximately $24.9 million for the year ended December 31, 2025, compared to approximately $30.9 million for the year ended December 31, 2024. This decrease in finance income, net was primarily attributable to decrease in interest income from our portfolio of investments in bonds and corporate debt securities, short-term bank deposits and highly liquid investment classified as cash equivalent in the amount of $12.0 million. This decrease was offset by increase in exchange rate income of $5.6 million due to fluctuations of USD to foreign currencies during 2025.

Income taxes benefit (expenses)

Our income taxes expenses increased by approximately $54.3 million, or -144%, to expenses of approximately $16.5 million for the year ended December 31, 2025, compared to result in a benefit of approximately $37.8 million for the year ended December 31, 2024. This increase was primarily attributable to recognition of a NOL deferred tax asset in amount of $55.6 million during 2024. See “Item 10E. Additional Information–Taxation.”

Liquidity and Capital Resources

Historically, we have funded our operations primarily from cash flows from operations, from private placements of our ordinary shares, from our initial public offering in August 2019 and from exercise of options. Since inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $111.2 million from issuances of our ordinary shares, including approximately $69.8 million from our initial public offering.

As previously disclosed, on February 3, 2025, we approved a share repurchase program of up to 10% of the Company’s outstanding ordinary shares in accordance with the terms of Rule 10b-18 of the Exchange Act, to be purchased out of our cash reserve. On April 4, 2025, we completed the repurchase of shares. In total and as of December 31, 2025, we purchased 6.95 million ordinary shares at an average price paid per share of $18.337 under the repurchase program.

As of December 31, 2025, we had working capital of approximately $627.9 million, and our primary source of liquidity was approximately $555.3 million in cash and cash equivalents, marketable securities and short-term bank deposits. Our major cash requirements are obligations to support our ongoing operations which consist primarily of salary and commissions expenses for employees, and contractual obligations for our subcontractors and lease agreements. We expect our working capital to be sufficient for the Company’s present requirements.

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

Cash Flows

The following table represents a summary of our cash flow for the periods indicated

	Years ended December 31,
	2025	2024	2023
Net cash provided by (used in):	(in thousands)
Operating activities	$85,257	$132,664	$176,826
Investing activities	186,032	162,206	(136,064)
Financing activities	(126,059)	(282,771)	5,504
Effects of exchange rate changes on cash and cash equivalents	1,984	(1,181)	605
Net increase in cash and cash equivalents	$147,214	$10,918	46,871

Net Cash Provided by Operating Activities

For the year ended December 31, 2025, our net cash provided by operating activities was $85.3 million. The primary reason for net cash provided by operating activities was the net profit of $93.8 million, increase in accounts payables of $4.1 million and increase in other liabilities of $2.1 million. The outflow from operating assets and liabilities in the amount of $24.3 million was primarily due to an increase of $7.5 million in accounts receivable due to an increase in sales through distributors and increase in inventory of $14.5 million and other receivables of $3.7 million. Additionally, our net profit for the year ended December 31, 2025, included $11.1 million in non-cash expenses primarily comprised of share-based compensation expense.

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

Net Cash Used in Investing Activities

For the year ended December 31, 2025, net cash provided in investing activities was $186.0 million, which primarily related to investment of short-term bank deposits and marketable securities of $314.0 million. These outflows were partially offset by inflows of $500.5 million related to proceeds from short-term bank deposits and marketable securities.

For the year ended December 31, 2024, net cash provided in investing activities was $162.2 million, which primarily related to investment of short-term bank deposits and marketable securities of $504.4 million. These outflows were partially offset by inflows of $667.3 million related to proceeds from short-term bank deposits and marketable securities.

Net Cash Used in Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was $126.1 million, which consisted of $127.4 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $1.4 million related to proceeds from the exercise of options.

For the year ended December 31, 2024, net cash used in financing activities was $282.8 million, which consisted of $285.4 million outflow as part of our share repurchase programs. This outflow was partially offset by inflow of $2.6 million related to proceeds from the exercise of options.

Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see “Item 4B. Information on the Company–Business Overview–Intellectual Property.”

Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Strategic Considerations

The Company’s Board of Directors regularly evaluates the Company’s strategic direction and considers alternatives with a view to enhancing long-term shareholder value.  The Company may from time to time receive unsolicited inquiries or proposals from third parties.  It may also consider a range of potential strategic transactions, which could include, among others, mergers, acquisitions, divestitures, strategic partnerships or other business combinations, as well as continuation of the Company’s existing business and strategy as discussed in this report.

Evaluation of any strategic alternative or unsolicited inquiry is subject to a number of factors, including market conditions, the Company’s financial performance and prospects and the interests of the Company’s stakeholders.  Of course, any such process is subject to a legal and regulatory process.  There can be no assurance that consideration of any such matter would result in the Company entering into a transaction nor if a transaction were to come to pass can there be any certainty regarding the likelihood, timing, structure or terms of any such transaction.  The Company does not intend to disclose developments regarding the evaluation of strategic alternatives or unsolicited inquiries unless and until it determines that such further disclosure is appropriate or required under applicable securities laws.

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

Name	Age	Position
Moshe Mizrahy	73	Chief Executive Officer and Director
Yair Malca	48	Chief Financial Officer
Michael Dennison	45	President, North America
Dr. Michael Kreindel	59	Chief Technology Officer and Director
Dr. Michael Anghel(1)(2)	87	Chairman of the Board of Directors
Dr. Hadar Ron, M.D.(1)(2)	67	Director
Mr. Nadav Kenneth(1)(2)	66	Director

(1)   Member of Audit & Investment Committee

(2)   Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director of the Company is set forth below:

Moshe Mizrahy. Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Director since inception and served as the Chairman of our board of directors from 2008 to July 2024. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd. (under voluntary liquidation), an international medical aesthetic consumer devices company that was active in the home use market. In addition, Mr. Mizrahy currently sits on the board of directors of the following companies: Alto Real Estate Management (IL) Ltd., Aquapass Ltd., G.I. View Ltd., Himalaya (P.T.C) M.M 2021 Ltd., SipNose Ltd. (under voluntary liquidation), Pet Novations Ltd., Peri-Ness Technologies Ltd., Urifer Ltd., Escape Rescue Systems Ltd. (under voluntary liquidation), New Forest Wood Products (2012) Ltd., Med Smart Hub Ltd., Ivy Next Ltd., MM INMD Ltd., Mizliz Real Estate Ltd., M.N. Business Strategy Ltd., Nidaria Technology Ltd., and Himalaya Family Office Advising Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.

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

Michael Dennison. Michael Dennision serves as our newly appointed President of North America since September 2025. In his previous roles, Mr. Dennison served in several positions in the Company, including as a sales manager from 2018 to 2022, regional manager from 2022 to 2024, and vice president from 2024 to 2025. Mr. Dennison holds a degree in Business from Lake Erie Collage.

Dr. Michael Anghel. Dr. Michael Anghel became the Chairman of the board of directors effective July 25, 2024. Dr. Anghel has been a director of the Company in August 2019. Dr. Anghel has previously served on the board of directors and on the Investment Monitoring Committee of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and until 2024. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). Dr. Anghel has also previously served as the Chairman of the Audit Committee and the Chairman of the Remuneration Committee of Ellomay Capital Ltd. (NYSE, TASE: ELLO) until December 2023. Mr. Anghel also previously served as the chairman of the Center for Educational Technology and as the Chairman of the board of directors of Lahav Ltd (Tel-Aviv University Executive Program). Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in Finance from Columbia University, New York.

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

Dr. Hadar Ron, M.D. L.L.B. Dr. Hadar Ron became a director of the Company in August 2019. Since 2000, Dr. Ron has been the founding and managing partner of Israel Healthcare Ventures, an Israeli life science venture capital fund. Dr. Ron is also the chief executive officer of the management company for Israel Healthcare Ventures 2 LP Incorporated, or IHCV2, an Israeli life sciences venture capital fund. Dr. Ron serves as chairperson of G.I. View Ltd., a medical device company specializing in colorectal screenings, and Neurohelp Ltd., a Neurotechnology start-up company, and as a board member of the following companies: Home Skinovations Ltd. (under voluntary liquidation), SipNose Ltd. (under voluntary liquidation), Pet Novations Ltd., Peri-Ness Technologies Ltd., O.G.D.H. Ltd., OrSense Ltd., and Unbox Ventures Ltd. In addition, Dr. Ron serves as an external director of Together Pharma Ltd. In addition, Dr. Ron serves as a member of the advisory board of the Momentum Fund Tech Transfer of Tel Aviv University, a board member of BIRAD Ltd., the tech transfer company of Bar Ilan University, and is the chairperson of the scientific advisory board of Social Finance Israel’s Social Impact Bond for the prevention of diabetes and colon cancer. Dr. Ron is a physician and attorney by education. She holds M.D. and L.L.B. degrees from Tel Aviv University and has studied at the School of Business Administration at Tel Aviv University.

Mr. Nadav Kenneth. Mr. Nadav Kenneth became a director of the Company in April 2024.Mr. Kenneth served for 22 years in the Israeli Army’s Intelligence corps (Unit 8200) where he led large R&D functions, was in charge of the strategic planning branch (plans, methodology, budgeting and monitoring) and commanded an intelligence unit. Following his service, Mr. Kenneth co-founded, managed and served as a board member of several startup companies, worked for a large cellular operator, and provided consultation to companies and official entities. In 2009, Mr. Kenneth co-founded Qrative Ltd., which developed an AI-based platform for analysis and crystallization of intellectual property and served as its CEO and board member from 2009 to 2022. From 2007 to 2011, Mr. Kenneth provided consultation to the Government of Zanzibar with respect to restructuring of the Zanzibar Revenue Authority and setting up the government’s HR and payroll systems. In 2004, Mr. Kenneth co-founded Trisixty Security, which developed an automated system that monitored compliance with IT security regulations, and served as its country manager and board member from 2004 to 2006. From 2014 to 2020, Mr. Kenneth served as volunteer Chairman of a pre-service education NGO (Mechinat Aderet). Mr. Kenneth holds a B.A. in Economics and Political Sciences from the Bar-Ilan University and an M.A. in Business Entrepreneurship from the Swinburne University in Australia/Israel.

Family Relationships

There are no family relationships among any of our directors or officers.

Special Arrangements

We are not a party to, and there are no special arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

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

Compensation of Individual Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated officeholders (as defined in the Companies Law) with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes amounts accrued or paid in connection with salary costs, consulting fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2025, plus compensation paid to such officers following the end of the year in respect of services provided during the year.

Name and Principal Position (USD in thousands)	Salary (1)	Bonus	Commission	Equity-Based Compensation (2)	Total
Michael Dennison President, North America	$601	$192	$1,001	$205	$1,999
Yair Malca Chief Financial Officer	$489	$274	–	$781	$1,544
Alon Yaari Vice President of Operation	$283	$24	–	$312	$619
Nava Tal Launer Chief Information Officer	$211	$18	–	$95	$324
Dr. Michael Kreindel Chief Technology Officer	$267	–	–	–	$267

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

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2025, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements.

Compensation of Directors as a Group

The aggregate compensation paid by us to our directors for the year ended December 31, 2025, was approximately $861 thousand, including share-based compensation expenses of approximately $116 thousand. This amount does not include reimbursements or coverage of expenses. Our directors also benefit from directors' and officers' indemnification and exculpation agreements as well as from our directors' and officers' liability insurance policy.

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

Under the 2018 Incentive Plan, as of December 31, 2025, we have granted restricted share units and options to purchase ordinary shares in a total of 8,589,500, of which 6,277,313 ordinary shares have been issued upon exercise of such restricted share units and options, and 994,702 options and restricted share units have been forfeited and returned to the reserved authorized and unissued ordinary shares of the company under the 2018 Incentive Plan. The grant above does not include 2,533,300 options, which we granted during January and February 2020, of which 2,518,300 were cancelled and regranted, in March 2020, following repricing of exercise price, and 15,000 were forfeited prior to the repricing of those options.

As of December 31, 2025, 425,518 options are exercisable.

As of December 31, 2025, up to 1,583,202 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Accordingly, in January 2026, the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan was increased by an additional 800,000 ordinary shares to a total of 9,978,000. Awards are made pursuant to agreements and are subject to vesting and other restrictions as determined by the board of directors or the compensation committee.

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

C.   Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors, other than the gender diversification rule, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender. In accordance with these regulations, following our listing on the Nasdaq, in November 2019, we elected to “opt out” from these requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder”, as such term is defined under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders have historically been exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

For more information regarding our corporate governance practices and foreign private issuer status, see “Corporate Governance” in Item 16.G below.

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

Our directors are divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2026; the Class II directors, consisting of Dr. Michael Anghel and Mr. Nadav Kenneth, will hold office until our annual general meeting of shareholders to be held in 2027 and until their successors are duly elected and qualified, or until their earlier resignation or retirement; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our upcoming annual general meeting of shareholders to be held in 2028.

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

In accordance with the exemptions available to foreign private issuers under Nasdaq rules, we follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Our Board of Directors has determined that the minimum number of our directors of who are required to have accounting and financial expertise is one.

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

Under the Companies Law, the chairman of the board of directors of a public company or his relatives cannot be vested with the authority of the chief executive officer of such a public company. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the Chairman of the Board of Directors; the Chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the Chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Companies Law permits the shareholders of a company to determine, for periods not exceeding three years from each such determination, that the Chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires a special majority of either:

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

Our audit and investment committee also periodically reviews the Company’s investment policy and guidelines, the investments made by the Company, the Company’s investment strategy and its compliance with the Company’s investment policy, and suggests to the board of directors modifications to be made to the Company’s investment policy.

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

Compensation, Nominating and Governance Committee

Following our initial public offering, we established a compensation, nominating and corporate governance committee. The members of this committee are Dr. Hadar Ron, Dr. Michael Anghel and Mr. Nadav Kenneth. Dr. Ron serves as chairperson of the committee. Our Board of Directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors. The duties of the compensation, nominating and corporate governance committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders (as defined in the Companies Law), to which we refer as a compensation policy. The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. That policy must be adopted by the board of directors, after considering the recommendations of the compensation, nominating and corporate governance committee, and needs to be approved by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the ordinary shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

Even if the shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the company. Historically, our compensation committee and board of directors has exercised such authority.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor The internal auditor will submit his internal auditor’s work plan for the approval of our audit committee.  The audit committee is required to oversee the activities and to assess the performance of the internal auditor. Somech Chaikin of KPMG currently serves as our internal auditor.

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

Approvals of related party transactions. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise and provided that the transaction is in the company’s interest and is performed by the office holder in good faith. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under certain circumstances, shareholder approval may also be required. Generally, a director (and any person in general) who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless (1) the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval, or (2) a majority of the board of directors or the audit committee, as the case may be, also has a personal interest in the matter then, in such event, all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required for the approval of such transaction. See “-Approval of Related Party Transactions under Israeli Law-Office Holders-Approval of office holders’ compensation.”

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

Indemnification

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

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

•
To such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Board of Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

•
Such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Board of Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

We have entered into indemnification agreements, with each of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification to the fullest extent permitted under applicable law and up to a certain amount, and including with respect to liabilities resulting from our initial public offering in the United States and any other subsequent public offerings, and to the extent that the directors and officers insurance do not cover these liabilities.

Insurance

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

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

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

D.   Employees

As of December 31, 2025, we had 660 employees worldwide, across four departments, including three employees on the executive team, 51 employees in finance, IT and administration, 440 employees in sales and marketing, 39 employees in research and development and 127 employees in manufacturing and assembly and supply chain. As of December 31, 2025, 326 of our employees were located in the United States and Canada, 112 were located in Israel and the remainder were located in Europe, Asia and Latin America. We believe our employee relations are good.

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

E.   Share Ownership

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of December 31, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All arrangements for involving employees in our capital is discussed in “Item 6B. Directors, Senior Management and Employees–Compensation–Employee Benefit Plans” above.

Unless otherwise noted below, each shareholder’s address is do InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage(1)
Directors and Named Executive Officers
Dr. Michael Kreindel	3,114,762	4.91%
Moshe Mizrahy	3,499,226	5.51%
Dr. Hadar Ron, M.D.(2)	57,270	*
Dr. Michael Anghel (3)	20,000	*
Yair Malca(4)	137,138	*
Nadav Kenneth(5)	1,500	*
Michael Dennison(6)	10,500	-
Total for all directors and executive officers as a group (7 persons)	6,840,396	10.78%

*	Represents less than 1.0%.

(1)
Percentage ownership is based on (i) 63,358,750 ordinary shares outstanding (excluding treasury shares) as of December 31, 2025, and (ii) restricted share units and options to purchase ordinary shares in a total of 101,000 exercisable within 60 days of December 31, 2025, of our officers, directors and major shareholders (see “Item 7A. Major Shareholders and Related Party Transactions–Major Shareholders”).

(2)	Consists of: (i) 55,270 ordinary shares, and (ii) 2,000 restricted share units vesting within 60 days of December 31, 2025.

(3)
Consists of: (i) 7,000 ordinary shares, (ii) options to purchase 11,000 ordinary shares exercisable within 60 days of December 31, 2025, with an exercise price of $7, with such options expiring on August 13, 2026, and (iii) 2,000 restricted share units vesting within 60 days of December 31, 2025.

(4)
Consists of: (i) 71,138 ordinary shares, (ii) options to purchase 30,000 ordinary shares exercisable within 60 days of December 31, 2025, with an exercise price of $9.845, with such options expiring on March 14, 2027, and (iii) 36,000 restricted share units vesting within 60 days of December 31, 2025.

(5)	Consists of 1,500 restricted share units vesting within 60 days of December 31, 2025.

(6)	Consists of 10,500 restricted share units vesting within 60 days of December 31, 2025.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options, restricted share units or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options, restricted share units or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentages for table below are based on 63,358,750 ordinary shares (excluding treasury shares) outstanding as of December 31, 2025, and options to purchase ordinary shares and restricted share units in a total of 101,000 exercisable within 60 days of December 31, 2025, of our officers, directors and major shareholders (see “Item 6E. Directors, Senior Management and Employees-Share Ownership”).

As of February 2, 2026, we had approximately 39,694 shareholders of record of our ordinary shares, approximately 32,602 of which are U.S. persons. These U.S. persons hold approximately 51% of our outstanding share capital. The actual number of beneficial owners is substantially greater than the number of shareholders of record because a large portion of our ordinary shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholders whose shares may be held in trust by other entities.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number of Ordinary Shares	Percentage

Moshe Mirazhy	3,499,226	5.51%

B.   Related Party Transactions

Relationship with Home Skinovations Ltd. (under voluntary liquidation)

Mr. Moshe Mizrahy, our Chief Executive Officer and director, is a substantial shareholder and board member of Home Skinovations, and Dr. Hadar Ron, one of our directors, serves on the board of directors of Home Skinovations.

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

Service Agreements

From time to time, we receive certain services from, and provide certain services to, Home Skinovations. We do not consider these services to be material. The services have historically included an office sublease in Israel, mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. We did not receive any services from Home Skinovations for the year ended December 31, 2025.

Relationship with Himalaya Family Office Consulting Ltd.

Mr. Moshe Mizrahy, our Chief Executive Officer and Director, is a minor shareholder and board member of Himalaya Family Office Consulting Ltd., a company engaged in providing global investment portfolio management and risk management & analysis services.

We receive certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of our investment portfolio, and recorded expenses related to those services in the amount of $62 thousand for the year ended December 31, 2025.

Agreements and Arrangements with Directors and Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees – B. Compensation- Employment and Consulting Agreements.”

Members of our board of directors are entitled to certain compensation for their services. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Committees of the Board of Directors – Compensation, Nominating and Governance Committee.”

Options

Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. The options are generally subject to the further terms of the respective option plans, which we describe under “Item 6.B. Compensation-Employee Benefit Plans.”

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

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

As noted above, on February 14, 2024, a purported shareholder of the Company filed the Securities Class Action with the Court, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended purported to bring claims on behalf of purchasers of the Company’s ordinary shares between February 18, 2020 and December 6, 2023, inclusive. On April 11, 2025, the Company filed a motion to dismiss the amended complaint, asserting, among other arguments, that the allegations in the amended complaint are legally insufficient and fail to support the lead plaintiffs’ claims. On September 12, 2025, the Court entered an order dismissing 19 of the 24 statements challenged by the lead plaintiffs and providing an opportunity to replead. On October 14, 2025, the lead plaintiffs filed a second amended complaint, which alleges the same claims and putative class period as the amended complaint. On December 5, 2025, the Company filed a motion to dismiss the second amended complaint. On January 26, 2026, the lead plaintiffs filed an opposition to the Company’s motion to dismiss. The Company’s reply in support of its motion to dismiss is due by February 26, 2026. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

We may be party from time to time to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations.

B.   Significant Changes

Since December 31, 2025, no significant changes have occurred.

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

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is attached as Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C.   Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including its exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.   Exchange Controls

There are currently no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel, and except or otherwise as set forth under “Item 10E. Additional Information–Taxation.”

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

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, our corporate tax rate for the Company for a beneficial activity is expected to be approximately [7.5]%.

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

Real capital gains derived by corporations will be generally subject to the regular corporate tax rate (23% in 2018 and thereafter). Individual and corporate shareholders dealing in securities are taxed at the tax rates applicable to business income: 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2018 and thereafter for individuals plus an additional excess tax of up to 5% as described below.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for 2025), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, and additional tax at a rate of 2% on annual income exceeding a certain threshold (NIS 721,560 for 2024), which amount is linked to the annual change in the Israeli consumer price index, including, income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our taxable year ended December 31, 2025, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2026, or the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. The relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders have historically been exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

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

A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 64% 72% and 74% for the years ended December 31, 2025, 2024 and 2023, respectively.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 3, 2023, we amended and restated our Articles of Association. The only material change made was to increase the number of authorized ordinary shares from 100,000,000 to 200,000,000. No other material modifications were made to the rights of holders of our ordinary shares. A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on its assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2025, based on the criteria established in the Internal Control-Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm, as stated in their report on pages F-[2] to F-[3] under “Item 18. Financial Statements” in this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, our independent registered public accounting firm.

	Year ended December 31,
	2025	2024
	USD, in thousands
Audit fees(1)	737	664
Audit-related fees(2)	—	—
Tax fees(3)	113	95
All other fees	—	—
Total	850	759

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As previously disclosed, on February 3, 2025 we approved a share repurchase program of up to 10% of the Company’s outstanding ordinary shares in accordance with the terms of Rule 10b-18 of the Exchange Act, to be purchased out of our cash reserve. On April 4, 2025, we completed the repurchase of shares pursuant to our share repurchase program, and did not purchase any additional shares between April 5, 2025 and December 31, 2025. In total and as of December 31, 2025, we purchased 6.95 million ordinary shares at an average price paid per share of $18.337 under the repurchase program.

See below for the Company’s purchases of shares under the share repurchase programs in 2025:

Issuer Purchases of Equity Securities in 2025

Period	(a) Total Number of Shares (or Units Purchased)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Share Repurchase Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Publicly Announced Share Repurchase Plans or Programs
February 6, 2025 through April 4, 2025	6,950,000	$18.337	6,950,000	0

Total	6,950,000	$18.337	6,950,000	0

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

•
Nomination of Directors. Our directors are elected through a staggered board mechanism. With the exception of directors elected by our board of directors due to vacancy, our directors are elected by an annual general meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself or a duly authorized committee thereof, but nominations may be made by one or more of our shareholders, all in accordance with the provisions of our amended and restated articles of association and the Companies Law and regulations promulgated thereunder. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under Nasdaq rules.

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

•
Compensation of Officers. We comply with the requirements set forth under the Companies Law with respect to the approval of officer compensation. For a discussion regarding the approvals required under the Companies Law and the regulations promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6.C – Board Practices –Approval of Related Party Transactions and under Israeli Law.”

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

The oversight of cybersecurity threats is undertaken by our Chief Information Officer (CIO), who holds over 25 years of experience in information technology, and is supported by management. To facilitate its monitoring over cybersecurity risks, the Company has engaged a Chief Information Security Officer (CISO) who holds over seven years of experience in information technology in connection with its cybersecurity process.

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

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of InMode Ltd. (filed herewith).
2.1	Description of Share Capital (filed herewith).
4.3	InMode Ltd. 2018 Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.4
InMode Ltd. 2018 Incentive Plan Form of Restricted Share Unit Award Grant Notice and Restricted Share Unit Award Agreement for Participants in Israel (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).

4.5
InMode Ltd. 2018 Incentive Plan Form of Restricted Share Unit Award Grant Notice and Restricted Share Unit Award Agreement for All Participants (Other Than Participants in Israel) (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).

4.6
Form of Indemnification and Exculpation Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.7
Consultancy Agreement, dated August 1, 2018, by and between InMode Ltd. and M.N. Business Strategy Ltd. (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). First Addendum to Consultancy Agreement, dated January 1, 2023, by and between InMode Ltd. and M.N. Business Strategy, Ltd. (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024).

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

4.9	Form of Award Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).
4.10
Turn-Key Manufacturing Agreement, dated April 1, 2011, by and between Invasix Ltd. and Flextronics Israel Ltd. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.11
Turn-Key Manufacturing Agreement, dated November 7, 2013, by and between Invasix Ltd. and STI Laser Industries Ltd. (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019).

4.12
Turn-Key Manufacturing Agreement, dated October 2, 2019, by and between InMode Ltd. and B.Y. Medimor Ltd. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022).

4.13
Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-232615) filed with the SEC on July 11, 2019). Second Supplemental Lease Agreement, dated February 16, 2020, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2021). Third Supplemental Lease Agreement, dated March 4, 2021, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 10, 2022). Fourth Supplemental Lease Agreement, dated March 9, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.). Fifth Supplemental Lease Agreement, dated May 8, 2023, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016) filed with the SEC on February 13, 2024.). Sixth Supplemental Lease Agreement, dated June 6, 2024, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016, filed with the SEC on February 4, 2025). Seventh Supplemental Lease Agreement, dated July 30, 2024, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016, filed with the SEC on February 4, 2025).

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
11.1
InMode Ltd. Insider Trading Compliance Policy (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-39016, filed with the SEC on February 4, 2025).

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm (filed herewith).
97.1
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

Date: February 10, 2026

INMODE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InMode Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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
February 10, 2026

We have served as the Company’s auditor since 2008.

INMODE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)

	December 31
	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	302,543	155,329
Marketable securities (amortized cost of $83,542 and $268,129, as of December 31, 2025 and 2024, respectively)	83,632	267,688
Short-term bank deposits	169,159	173,455
Accounts receivable, net of allowance for credit losses of $2,371 and $1,825, as of December 31, 2025, and 2024, respectively	43,504	36,335
Prepaid expenses and other receivables	25,733	22,097
Inventories	74,050	59,548
TOTAL CURRENT ASSETS	698,621	714,452
NON-CURRENT ASSETS:
Accounts receivable net of allowance for credit losses of $856 and $924 as of December 31, 2025, and 2024, respectively	3,005	3,176
Deferred income tax assets	53,230	56,285
Operating lease right-of-use assets	8,274	8,732
Property and equipment, net	2,599	2,322
Other investments	700	700
TOTAL NON-CURRENT ASSETS	67,808	71,215
TOTAL ASSETS	766,429	785,667

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payables	17,912	13,782
Contract liabilities	12,093	16,755
Other liabilities	40,739	39,314
TOTAL CURRENT LIABILITIES	70,744	69,851
NON-CURRENT LIABILITIES:
Contract liabilities	3,043	3,336
Other liabilities	4,436	3,356
Operating lease liabilities	5,008	5,311
TOTAL NON-CURRENT LIABILITIES	12,487	12,003
TOTAL LIABILITIES	83,231	81,854

COMMITMENTS AND CONTINGENCIES (note 11)

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, authorized 200,000,000 shares at December 31, 2025, and 2024 Issued 88,333,753 and 87,583,673 shares at December 31, 2025 and 2024, respectively Outstanding 63,358,750 and 69,558,670 shares at December 31, 2025 and 2024, respectively	251	249
Additional paid-in capital	209,615	197,028
Retained earnings	968,532	874,701
Accumulated other comprehensive loss	69	(340)
Less treasury shares, at cost: 24,975,003 and 18,025,003 ordinary shares at December 31, 2025 and 2024, respectively	(495,269)	(367,825)
TOTAL SHAREHOLDERS’ EQUITY	683,198	703,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	766,429	785,667

The accompanying notes are an integral part of these consolidated financial statements

INMODE LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2025	2024	2023
REVENUES	370,495	394,818	492,048
COST OF REVENUES	79,525	77,752	80,708
GROSS PROFIT	290,970	317,066	411,340
OPERATING EXPENSES:
Research and development	13,319	13,137	13,410
Sales and marketing	180,578	181,366	193,042
General and administrative	11,686	10,032	9,228
TOTAL OPERATING EXPENSES	205,583	204,535	215,680

OPERATING INCOME	85,387	112,531	195,660
Finance income, net	24,943	30,938	21,607
INCOME BEFORE INCOME TAXES	110,330	143,469	217,267
INCOME TAXES BENEFIT (EXPENSES)	(16,499)	37,806	(19,348)
NET INCOME	93,831	181,275	197,919

EARNINGS PER SHARE:
Basic	1.45	2.29	2.37
Diluted	1.43	2.25	2.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE
Basic	64,632,820	79,306,371	83,533,593
Diluted	65,444,540	80,596,682	85,953,581

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for per share data)

	Year ended December 31
	2025	2024	2023
NET INCOME	93,831	181,275	197,919
OTHER COMPREHENSIVE INCOME:
Change in net unrealized gains of marketable securities, net of tax	409	1,339	5,814
TOTAL COMPREHENSIVE INCOME	94,240	182,614	203,733

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except for per share data)

	Ordinary Shares
	Number of shares outstanding	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares	Total
BALANCE AS OF JANUARY 1, 2023 CHANGES DURING 2023:	82,544,991	241	148,803	495,507	(7,493)	(82,440)	554,618
Net income	-	-	-	197,919	-	-	197,919
Other comprehensive income, net	-	-	-	-	5,814	-	5,814
Share-based compensation	-	-	23,600	-	-	-	23,600
Exercise of options and vesting of RSUs	1,437,471	4	5,417	-	-	-	5,421
BALANCE AT DECEMBER 31, 2023 CHANGES DURING 2024:	83,982,462	245	177,820	693,426	(1,679)	(82,440)	787,372
Net income	-	-	-	181,275	-	-	181,275
Other comprehensive income, net	-	-	-	-	1,339	-	1,339
Share-based compensation	-	-	16,569	-	-	-	16,569
Repurchase of ordinary shares	(16,050,000)	-	-	-	-	(285,385)	(285,385)
Exercise of options and vesting of RSUs	1,626,208	4	2,639	-	-	-	2,643
BALANCE AT DECEMBER 31, 2024 CHANGES DURING 2025:	69,558,670	249	197,028	874,701	(340)	(367,825)	703,813
Net income	-	-	-	93,831	-	-	93,831
Other comprehensive income, net	-	-	-	-	409	-	409
Share-based compensation	-	-	11,131	-	-	-	11,131
Repurchase of ordinary shares	(6,950,000)	-	-	-	-	(127,444)	(127,444)
Exercise of options and vesting of RSUs	750,080	2	1,456	-	-	-	1,458
BALANCE AT DECEMBER 31, 2025	63,358,750	251	209,615	968,532	69	(495,269)	683,198

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	93,831	181,275	197,919
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	695	728	623
Share-based compensation expenses	11,131	16,569	23,600
Change in allowance for credit losses of trade receivable	454	572	1,020
Loss on marketable securities, net	15	167	-
Finance expenses (income), net	498	(4,401)	(4,714)
Deferred income tax assets, net	2,928	(55,179)	(184)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (including non-current)	(7,452)	5,949	(16,084)
Increase in other receivables	(3,678)	(5,698)	(2,224)
Increase in inventories	(14,502)	(14,453)	(5,198)
Increase (decrease) in accounts payable	4,129	(184)	(2,276)
Increase (decrease) in other liabilities (including non-current)	2,163	1,917	(12,588)
Increase (decrease) in contract liabilities (including non-current)	(4,955)	5,402	(3,068)
Net cash provided by operating activities	85,257	132,664	176,826
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(292,637)	(168,187)	(233,241)
Proceeds from short-term deposits	293,076	218,740	85,090
Purchase of fixed assets	(972)	(669)	(705)
Other investments	-	-	(100)
Purchase of marketable securities	(20,877)	(336,221)	(245,337)
Proceeds from sale of marketable securities	17,214	90,754	5,000
Proceeds from maturity of marketable securities	190,228	357,789	253,229
Net cash provided by (used in) investing activities	186,032	162,206	(136,064)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(127,444)	(285,385)	-
Exercise of options	1,385	2,614	5,504
Net cash provided by (used in) financing activities	(126,059)	(282,771)	5,504
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,984	(1,181)	605
NET INCREASE IN CASH AND CASH EQUIVALENTS	147,214	10,918	46,871
CASH AND CASH EQUIVALENTS AT
BEGINNING OF THE YEAR	155,329	144,411	97,540
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	302,543	155,329	144,411
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid	14,867	17,691	31,614
Interest received	20,987	27,693	14,219

NON-CASH ACTIVITIES
Recognition of operating lease right-of-use assets and liabilities	3,143	1,259	5,200
Exercise of options	122	49	20

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

The Company has wholly-owned subsidiaries located in the United States and two subsidiaries in Canada (“North America”), Hong Kong, Japan, Spain, two subsidiaries in Israel, India, Australia, China, the United Kingdom (“UK”), France, Italy and Germany. During 2025, the Company established two wholly-owned subsidiaries located in Thailand and Argentina. As of December 31, 2025, there was no activity in the subsidiary located in Argentina. The Company’s subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an annual rate of approximately 0.5%-5.05% in 2025 and 0.5%-6.15% in 2024.

g.	Marketable securities

AFS Securities

Marketable securities consist of government bonds and corporate debt securities (together “Debt Securities”) measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.

Debt Securities are classified as available-for-sale (together “AFS Securities”) under current assets in the consolidated balance sheet as they represent the investment of funds available for the Company’s current operations. Changes in fair value, excluding credit losses and impairments, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of Debt Securities as well as premium or discount amortization are included in the consolidated statements of income as finance income, net. Fair value is calculated based on publicly available market information. The amortized cost of the Debt Security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in finance income, net on the consolidated statements income.

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

Computers	3 – 4 years
Molds	3 – 10 years
Equipment and furniture	10 – 17 years

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

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize an impairment loss on its long-lived assets.

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

Advertising expenses are charged to sales and marketing on the consolidated statement of income as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $11 million, $15 million, and $15 million, respectively.

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

During the years ended December 31, 2025 and 2024, the Company entered into risk sharing agreements with several leasing partners to facilitate and support the financing of capital equipment sales for its customers. Under these arrangements, a portion of each sale transaction funded by those leasing partners goes into a reserve fund used by the Company to provide a limited guarantee, up to the reserve fund amount, and used to compensate the leasing partners in the event of customer defaults. The guarantee is recognized on the estimated fair value amount according to ASC 460. The Company assesses credit losses in accordance with ASC 326. As of December 31, 2025 and 2024, the total reserve fund amount was $4,016 and $5,507, respectively, after recognizing credit loss of $6,616 and $2,018 for the years ended December 31, 2025 and 2024, respectively.

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
Allowance for credit losses due to the Company’s accounts receivable amounted to $3,227 and $2,749 as of December 31, 2025 and 2024 respectively. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table sets forth activity in the Company’s allowance for credit losses for each of the years ended December 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Balance at beginning of year	2,749	2,254	1,318
Current-period provision	454	572	1,020
Write-offs charged against the Allowance and revaluation	24	(77)	(84)
Balance at end of year	3,227	2,749	2,254

s.	Warranty reserve

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

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Balance at beginning of year	722	1,476	1,418
Cost incurred	(1,280)	(1,909)	(2,304)
Expense recognized	1,489	1,155	2,362
Balance at end of year	931	722	1,476

t.	Cost of revenues

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

As of December 31, 2025, and 2024, the fair values of the Company's cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable, approximated the carrying values of these instruments presented in the Company's consolidated balance sheets because of their nature.

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

The amounts of severance payment expenses were $731 $581 and $522 and for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company expects to contribute approximately $732 in the year ending December 31, 2026 to insurance companies in connection with its expected severance liabilities for the year.

y.	Treasury Shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

z.	Concentration of credit risks

Most of the cash and cash equivalents were deposited with U.S., European and Israeli banks and financial institutions and were comprised mainly of money market fund. The U.S. market constituted approximately 54% of the revenues in 2025.

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

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. As of the date of these consolidated financial statements and, the ceasefire between Israel and Hamas formally remains in place, but the broader regional situation continues to be unstable and subject to sudden escalation, and the ultimate political and security outcomes of these arrangements remain uncertain. The Company's headquarters, its R&D operations, and certain manufacturing facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. During the years ended December 31, 2025 and December 31, 2024, the impact of this war on the Company’s results of operations and financial condition was immaterial.

ab.	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard retrospectively to all prior periods presented in the Company's financial statements, refer to note 13.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides new optional guidance relating to the estimation of expected credit losses on current accounts receivable and current contract assets under ASC326. This ASU permits entities to apply a practical expedient when estimating credit losses and is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted, and should be applied prospectively. The Company elected to early adopt this standard prospectively with no material impact on the Company’s consolidated financial statements.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

ac.	Newly issued accounting pronouncements, not yet adopted:

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

NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS:

AFS securities as of December 31, 2025, and 2024, consisted of U.S government bonds and corporate debt securities. These marketable securities are recorded at fair value.

The following table sets forth the Company’s marketable securities for the periods indicated:

	December 31
	2025	2024
U.S. Government bonds	54,442	265,180
Corporate debt securities	29,190	2,508
Total	83,632	267,688

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(w).

The following table sets forth the Company’s financial assets as of December 31, 2025, and 2024, that are measured at fair value on a recurring basis during the period:

	December 31, 2025
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	54,442	54,381	(7)	68
Corporate debt securities	29,190	29,161	(3)	32
Total	83,632	83,542	(10)	100

	December 31, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government bonds	265,180	265,619	(552)	113
Corporate debt securities	2,508	2,510	(3)	1
Total	267,688	268,129	(555)	114

As of December 31, 2025 and 2024, the Company considered, based on its evaluation, that the decreases in market value on relevant marketable securities were temporarily impaired and primarily attributable to changes in interest rates, and therefore did not result in an impairment charge in finance income, net.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 3 - MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

As of December 31, 2025, and 2024, the Company’s debt securities had the following maturity dates:

	December 31
	2025	2024
Due within one year	82,785	179,784
1 to 2 years	847	80,560
2 to 3 years	-	7,344
Total	83,632	267,688

NOTE 4 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31
	2025	2024
Trade	48,251	40,739
Notes receivable	1,485	1,521
Less - allowance for credit losses	(3,227)	(2,749)
	46,509	39,511
Less - non-current accounts receivable, net	(3,005)	(3,176)
Total current accounts receivable, net	43,504	36,335

NOTE 5 - PREPAID EXPENSES AND OTHER CURRENT RECEIVABLES:

Prepaid expenses and other current receivables consist of the following:

	December 31
	2025	2024
Advances to suppliers	15,321	14,960
Prepaid expenses	4,634	2,421
Income tax	3,949	1,423
Government institutions	1,048	2,896
Other	781	397
Total other current receivables	25,733	22,097

NOTE 6 - INVENTORIES:

Inventories consist of the following:

	December 31
	2025	2024
Raw materials	27,187	15,454
Finished products	46,863	44,094
Total inventories	74,050	59,548

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 7 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2025	2024
Computers	1,469	1,445
Office furniture and equipment	783	709
Molds	3,805	3,020
Leasehold improvements	1,422	1,333
	7,479	6,507
Less: accumulated depreciation	(4,880)	(4,185)
Total property and equipment, net	2,599	2,322

Total depreciation and amortization in respect of property and equipment were $695, $728 and $623 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The SPAs together reflected as of December 31, 2025 and 2024 a 11.73% and 14.78%, respectively,   ownership interest on an as-issued basis and 11.23% ownership interest on a fully diluted basis.

The Company’s investment in Medimor is measured at cost, less impairment and adjusted for subsequent observable price changes if any. As of December 31, 2025, 2024 and 2023, the Company did not recognize an impairment or adjustment on its other investments.

NOTE 9 - LEASES:

The Company’s main leasing properties are located in Israel, USA and Canada as detailed below:

a.
In May 2018, the Company signed a lease agreement for its headquarters in Israel. In January 2019, February 2020, March 2021, March 2023, May 2023 and June 2024 the Company signed supplement lease agreements, further expanding its headquarters in Israel (collectively, the “Lease Agreement”). The Lease Agreement will expire in December 2027. The current monthly rent payment under the Lease Agreement is approximately $ 92.8.

The costs under the Lease Agreement in Israel are linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of NIS 966 thousand (approximately $303).

The Company also leases warehouse outside the Company's offices. The Lease Agreement is for one year, with the Company options to renewal every year for 10 years. According to management's assessment, the lease will last until August 2027. The current monthly rent payment under the Lease Agreement is approximately $12.9.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 9 - LEASES (continued):

b.
In August 2020, the Company’s U.S. subsidiary, signed a lease agreement, for additional lease agreement of property and for its offices (“U.S Lease”). The U.S. Lease is for 7 years and 4 months which began in the middle of April of 2021. The current monthly rent payment is approximately $29.1.

c.
The Company’s Canadian subsidiary signed a lease agreement in April 2022 for property and for its offices (“Canadian Lease”). The Canadian Lease was for 3 years and expired in July 2025. In April 2025, the Company’s Canadian subsidiary signed new lease agreement (“Canadian New Lease”), extending the Canadian Lease for additional 5 years from July 2025.  The current monthly rent payment under the Canadian New Lease is approximately $18.

d.
The Company’s subsidiaries in France and Spain signed new lease agreement in January and February, 2025, respectively, for period of 6 years each (“Euro Lease”). The current monthly rent payment under the Euro Lease is approximately $5.

The Company also leases vehicles for several employees in Israel and in subsidiaries in Europe for a period of 3-4 years.

From time to time the Company also leases small properties, mainly for offices for Subsidiaries around the world.

The lease cost was as follows:

	Year ended December 31
	2025	2024	2023
Operating lease cost	3,655	3,057	2,348

Supplemental cash flow information related to leases was as follows:

	Year ended December 31
	2025	2024	2023
Operating cash flows from operating leases	3,758	3,173	2,530

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2025	2024
Operating Leases
Operating lease right-of-use assets	8,274	8,732
Other current liabilities	3,219	2,511
Operating lease liabilities	5,008	5,311
Total operating lease liabilities	8,227	7,822
Weighted Average Remaining Lease Term
Operating leases	2.85 years	3.30 years
Weighted Average Discount Rate
Operating leases	5.42%	5.24%

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 9 - LEASES (continued):

As of December 31, 2025, the maturities of lease liabilities were as follows:

Operating Leases
Year Ending December 31,
2026	3,482
2027	3,137
2028	1,227
2029	514
2030 and beyond	418
Total lease payments	8,778
Less imputed interests	(551)
Total	8,227

NOTE 10 - OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:

	December 31
	2025	2024
Employees and related expenses	18,157	16,725
Government institutions	2,283	2,566
Income tax payable	761	933
Warranty reserve	931	722
Operating lease liabilities	3,219	2,511
Credit risk sharing liabilities	4,016	5,507
Contractor liability	6,127	5,101
Accrued commissions	1,710	2,379
Other	3,535	2,870
Total other current liabilities	40,739	39,314

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

a.	Subcontracting Agreements

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

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued):

According to the agreements above, the Company does not have a minimum order obligation, but the Company provides the subcontractors a six-month rolling forecast with the projected demand for products. In case of termination of the agreement with each subcontractor, the Company has to compensate that subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2025, the subcontractors’ finished goods inventory, raw materials and open orders amounted to approximately $33,483. In order to secure these obligations, the Company paid its subcontractors advances in the amount of $11,192.

b.	Litigation and contingencies

On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action in the United States District Court for the Central District of California against the Company and certain of its officers and directors. The lawsuit is purportedly brought on behalf of purchasers of the Company’s common stock between February 18, 2020 and December 6, 2023, inclusive. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. The court entered an order appointing a group of shareholder funds as the lead plaintiffs, who filed an amended complaint on January 31, 2025. The Company’s deadline to respond to the amended complaint was April 1, 2025.

On April 11, 2025, the Company filed a motion to dismiss the amended complaint, asserting, among other arguments, that the allegations in the amended complaint are legally insufficient and fail to support the lead plaintiffs’ claims. On September 12, 2025, the Court entered an order dismissing 19 of the 24 statements challenged by the lead plaintiffs, and providing an opportunity to replead. On October 14, 2025, the lead plaintiffs filed a second amended complaint, which alleges the same claims and putative class period as the amended complaint. On December 5, 2025, the Company filed a motion to dismiss the second amended complaint. On January 26, 2026, the lead plaintiffs filed an opposition to the Company’s motion to dismiss. The Company’s reply in support of its motion to dismiss is due by February 26, 2026.

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

During February 2025, the Board of Directors of the Company approved a new Share repurchase program of 10% of the Outstanding Shares (i.e., an aggregate number of Ordinary Shares of up to 6.95M).

During 2025 the Company purchased 6,950,000 shares in the amount of $127.4 million.

As of December 31, 2025, the Company purchased in aggregate 25,557,829 shares in the amount of $508.1 million under these repurchase programs.

2)    Share-based compensation

On January 30, 2008, the Company’s Board of Directors adopted two share option plans as follows (collectively, the “2008 Plans”):

a)
2008 Israeli Option Plan (“2008 Israeli Plan”) allowing the Company to grant ordinary shares andoptions to purchase ordinary shares to Israeli employees, officers, directors, consultants and service providers. Each option under the 2008 Israeli Plan grants the right to exercise such option into one ordinary share of the Company.

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

As of December 31, 2025, the total awards under 2018 Incentive Plan that have been authorized to be issued as ordinary shares were 9,178,000 of which 1,583,202 awards were available for grant under the 2018 Incentive Plan.

At January 2026, the Board of the Company approved to increase by another 800,000 ordinary shares through the evergreen mechanism to amount of 9,978,000 ordinary shares.

Share Options

The following tables are a summary of stock option activity for the year ended on December 31, 2025:

	Year ended December 31
	2025
		Weighted
	Number	Average
	of	Exercise
	Options	Price*
Outstanding at beginning of year	628,090	$8.61
Changes during the year:
Granted	-	-
Canceled	-	-
Exercised	(202,572)	7.19
Forfeited	-	-
Expired	-	-
Outstanding at end of year	425,518	$9.29
Exercisable at end of year	425,518	$9.29

* In U.S. dollars per Ordinary Share

As of December 31, 2025, the weighted-average remaining contractual life of exercisable options was 1.02 years. The total intrinsic value of options exercised during 2025, 2024 and 2023 were approximately $1,296, $12,184 and $24,819, respectively.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2025:

Options outstanding and exercisable
	Number of	Weighted
	options	average
	Outstanding and exercisable	remaining
Exercise	at end of	contractual
Prices *	year	life
$3.75	2,177	0.02
$5.11	59,576	0.26
$7.00	11,000	0.58
$9.85	340,103	1.16
$12.16	6,162	1.35
$21.62	6,500	1.86

* In U.S. dollars per Ordinary Share.

The aggregate intrinsic value of total exercisable options as of December 31, 2025 is $2,342.

Restricted Share Units

The following tables summarize information concerning RSUs as of December 31, 2025:

	Year ended December 31
	2025
		Weighted
	Number	Average
	of	Grant Date
	RSUs	Fair Value
Outstanding at beginning of year	824,905	28.57
Changes during the year:
Granted	836,320	17.90
Vested	(547,508)	29.88
Forfeited	(221,750)	20.32
Outstanding at end of year	891,967	19.84

Each RSU represents the right to receive one ordinary share of the Company upon the vesting thereof. The fair value of an RSU is identical to the value of the underlying share at the close of the last trading day prior to the day of grant. The weighted average fair value of each RSU granted in 2025 was 17.9, in 2024 was 25.9 and in 2023 34.44 based on the Company’s share price at closing of trading day prior to the day of grant.

The total fair value of RSUs granted during the year ended December 31, 2025, 2024 and 2023, was $14,970, $18,556 and $24,334, respectively.

As of December 31, 2025, the Company had 891,967 unvested RSUs. The total unrecognized compensation cost of employee RSUs as of December 31, 2025 is $7,765, which is expected to be recognized over a weighted average period of 0.64 years.

The total vesting-date value of equity classified RSUs vested during 2025 is $10,411.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The following table illustrates the effect of share-based compensation on the consolidated statements of income:

	Year ended December 31
	2025	2024	2023
Cost of sales	1,333	1,833	2,046
Research and development expenses	1,039	2,177	2,652
Selling and marketing expenses	7,685	11,367	17,167
General and administrative expenses	1,074	1,192	1,735
	11,131	16,569	23,600

NOTE 13- INCOME TAXES:

a.	InMode Ltd.

The Company is taxed according to Israeli tax laws:

1)	Measurement of results for tax purposes

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

The corporate tax rates of Subsidiaries outside of Israel for the year ended on December 31, 2025, is between 15% to 30%.

As of December 31, 2025, the Company’s subsidiary in U.S has an accumulated federal tax loss carryforward of approximately $195 million and state tax loss carryforward (post apportionment) of approximately $161 million derived mainly from exercises of options by employees which provided the Company tax deductions in excess of the actual compensation expenses (recognized in loss), under the Tax Cuts and Jobs Act of 2017 (“TCJA”).

Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the company's taxable income in any given tax year.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 13 - INCOME TAXES (continued):

Deferred taxes are determined by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets for each jurisdiction.

In the determination of the appropriate valuation allowances, the Company considers the most recent projections of future business results and taxable income by jurisdiction as well as the reversal of existing taxable temporary differences. The Company also considers the prior earnings history. Actual results may vary in comparison to current projections.

During the year ended December 31, 2024, the Company determined that the positive evidence overcame any negative evidence, primarily due to cumulative income in recent years, including the effect of permanent adjustments, and the expectation of profitability in future periods, and concluded that it was more likely than not that the United States net deferred tax assets were realizable. As a result, the Company released the valuation allowance of $60,129 related to the United States net deferred tax assets during the year ended December 31, 2024. As of December 31, 2025, the Company concluded that the deferred tax assets for certain jurisdictions would not be realized and therefore reserved valuation allowance in the amount of $4,770 with respect to these deferred tax assets.

c.	Deferred income tax assets

Deferred income tax assets reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2025 and 2024 were as follows:

	December 31
	2025	2024
Deferred tax assets in respect of:

Subsidiaries carryforward losses	52,623	54,349
Other temporary differences	3,963	3,659
Share-based compensation	1,435	2,424
Deferred tax assets (liabilities) in respect to other comprehensive income, net	(21)	101
Total deferred tax assets before valuation allowance	58,000	60,533
Valuation allowance	(4,770)	(4,248)
Total deferred tax assets	53,230	56,285

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.

d.	Valuation allowance

	2025	2024	2023
Balance at January 1	4,248	64,377	66,815
Utilization of carry forward tax losses	-	(5,399)	(2,438)
Additions (reductions) for the current year that record against defer tax asset	522	(54,730)	-
Balance at December 31	4,770	4,248	64,377

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 13 - INCOME TAXES (continued):

e.	Reconciliation of theoretical tax expense to actual tax expense

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
	$	%	$	%	$	%
Statutory corporate tax rate	25,376	23	32,998	23	49,971	23
Foreign tax effects
United state of America
Change in Valuation Allowance (federal tax only)	-	0	(50,431)	(35)	-	0
State and local income taxes, net of federal income tax effect*	-	0	(6,677)	(5)	-	0
Other	2,877	3	2,268	2	-	0

Other foreign jurisdictions
Other	565	1	441	0	455	0

Benefits to the Benefited Enterprise	(15,149)	(14)	(16,682)	(12)	(31,296)	(14)

Non-taxable or non-deductible items:
Capital Gains, net	1,554	1	-	0	-	0
Other	196	1	(1,680)	(1)	(878)	0
Changes in uncertain tax positions	1,080	1	1,957	1	1,096	1
Effective tax rate	16,499	16	(37,806)	(27)	19,348	10

* Consist mainly of change in Valuation Allowance.

f.	Tax assessments

As of December 31, 2025, tax assessments of the Israeli Company through tax year 2021 are considered final. In addition, all tax assessments of one of the Company’s subsidiaries in Israel through tax year 2020 are considered final. Additional Israeli subsidiaries were established in recent years and therefore does not have any tax year that considered final.

As of December 31, 2025, all tax assessments on the Company’s subsidiary in the United States, through tax year 2020, are considered final.

The other Subsidiaries' open tax years range from 2020-2025.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 13 - INCOME TAXES (continued):

g.	Income before income taxes is composed of the following:

	Year ended December 31
	2025	2024	2023
InMode Ltd. and Israeli subsidiaries	101,626	139,241	211,137
Subsidiaries outside of Israel	8,704	4,228	6,130
	110,330	143,469	217,267

h.	Tax expenses (tax benefit):

	Year ended December 31
	2025	2024	2023
Current:
Israel	11,156	15,664	17,633
Subsidiaries outside of Israel	2,410	1,709	1,864
	13,566	17,373	19,497
Deferred:
Israel	(101)	(42)	(149)
Subsidiaries outside of Israel	3,034	(55,137)	-
	2,933	(55,179)	(149)
Total expenses (income) taxes on income	16,499	(37,806)	19,348

i.	Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits:

	Year ended December 31
	2025	2024
Balance at January 1	3,356	1,399
Increase in uncertain tax positions for the current year	1,080	1,957
Balance at December 31	4,436	3,356

j.	Income Taxes Paid:

The income taxes paid by the Company are as follows:

	Year ended December 31
	2025	2024	2023
Israel	12,297	15,501	30,121
United States	1,434	832	380
Canada	447	1,229	1,113
Other	689	129	-
	14,867	17,691	31,614

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 14 - Segments:

The Company operates globally, and its business is unified for the purposes of valuation of its performance.

Management does not segregate its business for internal reporting purposes. The Company's Chief Operating Decision Maker (“CODM”), who is the CEO evaluates the Company's performance based on its unified internal reporting which is consistent with the presentation in the Company’s consolidated financial statements. The Company’s CODM use consolidated net income, as shown on the consolidated statements of comprehensive income, as the measure of segment profitability. The CODM use net income to evaluate the Company’s ongoing operations and for internal planning and forecasting purposes. This analysis is used in making strategic investment decisions.

In order to make operating decisions, the CODM examines the employee salaries including the commission expenses. In addition, the CODM examines the segment's marketing expenses, which include advertising and trade shows, and the amounts that will be invested in them.

	Year ended December 31
	2025	2024	2023
Revenues from customers	370,495	394,818	492,048
Less:
Employee salaries including commission expenses	102,835	101,920	109,484
Marketing expenses	27,451	26,987	29,039
Share based compensation	11,131	16,569	23,600
Interest income	21,578	33,537	21,128
Depreciation	695	728	623
*Other expenses	139,631	138,682	133,163
Income before income taxes	110,330	143,469	217,267
Income taxes benefit (expenses)	(16,499)	37,806	(19,348)
Net income	93,831	181,275	197,919

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

NOTE 15 - ENTITY-WIDE DISCLOSURE:

a.	Revenue

1)	Revenues by geographic area were as follows:
	Year ended December 31
	2025		2024		2023
Israel	3,398		3,746		2,898
United States	198,652		244,774		307,818
Europe	79,045		63,441		62,532
Asia	49,210		42,974		47,744
Other	40,190		39,883		71,056
	370,495	*	394,818	*	492,048	*

*Revenues are attributed to geographic areas based on the location of customer. No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 15 - ENTITY-WIDE DISCLOSURE (continued):

2)	Revenues based on products' category were as follows:
	Year ended December 31
	2025	2024	2023
Capital Equipment revenues	289,118	315,547	412,089
Consumables and service revenues	81,377	79,271	79,959
	370,495	394,818	492,048

3)	Revenues based on products' technology were as follows:
	Year ended December 31
	2025	2024	2023
	%
Minimal-Invasive	78	87	83
Hands-Free	2	5	8
Non-Invasive	20	8	9
	100	100	100

4)	The changes in contract liabilities are as follows:

	Year ended December 31
	2025	2024
Balance as of January 1	20,091	14,689
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	12,621	16,975
Revenue recognized that was included in the contract liability balance at the beginning of the period	(17,576)	(11,573)
Balance as of December 31	15,136	20,091
Contract liability presented in non-current liabilities (1)	3,043	3,336
Contract liability presented in current liabilities	12,093	16,755

(1)	As of December 31, 2025, non-current deferred revenue is estimated to be recognized as following: 76% in year 2027 and the rest in year 2028-2030.

b.	Long-Lived Assets
	December 31
	2025	2024
Israel	5,062	5,757
United States	1,051	1,421
Other	4,760	3,876
	10,873	11,054
Other long-term assets*	3,705	3,876
	14,578	14,930

*Consists of non-current accounts receivable, net and other investments

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for share and per amounts)
NOTE 16 - RELATED PARTIES:

a.
The Company receives and provides certain services from and to Home Skinovations Ltd., a related party as part of a service agreement between them. The services include an office sublease in Israel, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. The Chief Executive Officer of the Company is also a substantial shareholder and board member of Home Skinovations Ltd. and one of the Company’s directors, serves on the board of directors of Home Skinovations Ltd. The Company recorded expenses related to services received and provided from and to Home Skinovations Ltd. of $0, $0 and $99 for the years ended December 31, 2025, 2024 and 2023, respectively.

In addition, the balance of the accounts payable as of December 31, 2025, 2024 was $0.

The Company’s subsidiary in Canada receives and provides certain services from and to a subsidiary of Home Skinovations Ltd. in Canada as part of a service agreement between them.  The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses, joint purchases of employee’s welfare products and services from third parties and limited manpower services. In relation to these services received and provided, the Company recorded expenses (income) in the amount of $0, $0 and $(30) for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the balance of the accounts receivable as of December 31, 2025, 2024 was $0.

The Company’s subsidiaries in North America received marketing services from SpaMedica International SRL, which was amalgamated with an affiliate company into the Company’s major shareholder BoomerangFX International SRL during 2021. Dr. Stephan Mulholland is a beneficiary owner of 100% of the Company's major shareholder BoomerangFX. Starting from 2022 calendar year, Dr. Stephen Mulholland provides the Company and its subsidiaries with certain marketing services as an independent contractor. The Company recorded expenses related to those services in the amount of $636 for the year ended December 31, 2023.

During 2023 Dr. Stephen Mulholland ceased to be a related party.

The Company receives certain investment portfolio management services from Himalaya Family Office Consulting Ltd., with respect to part of its investment portfolio. The Chief Executive Officer of the Company, is a minor shareholder and a board member of Himalaya Family Office Consulting Ltd. In relation to these services, the Company recorded expenses in the amount of $62, $333 and $193 for the years ended December 31, 2025, 2024 and 2023, respectively.

In addition, the balance of the accounts payable as of December 31, 2025 and 2024, was $1 and $27, respectively.